     As filed with the Securities and Exchange Commission on August 28, 1998
                                                              FILE NOs. 811-8194
                                                                        33-72424
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
-------------------------------------------------------------------------------
                                    FORM N-1A
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                         POST EFFECTIVE AMENDMENT NO. 11
                                       And
                       THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 13
-------------------------------------------------------------------------------
                            FINANCIAL INVESTORS TRUST
             (Exact name of registrant as specified in its charter)

                           370 17th Street, Suite 3100
                             Denver, Colorado 80202
               (Address of principal executive offices)(Zip Code)

        Registrant's Telephone Number, including Area Code: 303-623-2577

                            James V. Hyatt, Secretary
                            Financial Investors Trust
                           370 17th Street, Suite 3100
                             Denver, Colorado 80202
                     (Name and address of agent for service)

                                    Copy to:
                              Lester Woodward, Esq.
                           Davis, Graham & Stubbs LLP
                           370 17th Street, Suite 4700
                                Denver, CO 80202

                  Approximate date of proposed public offering:
 It is proposed that this filing will become effective (check appropriate box)

/X/ immediately upon filing pursuant to paragraph (b)
/ / on (date) pursuant to paragraph (b)
/ / 60 days after filing pursuant to paragraph (a)(i)
/ / on October __, 1998 pursuant to paragraph (a)(i)
/ / 75 days after filing pursuant to paragraph (a) (ii)
/ / on (date) pursuant to paragraph (a)(ii) of rule 485

                   If appropriate; check the following box:

/ / this post-effective amendment designates a new effective date for a previously filed post-effective amendment. Title of securities being registered: Shares of Beneficial Interest, $1.00 par value.

Registrant registered an indefinite number of shares pursuant to regulation 24f-2 under the Investment Company Act of 1940 on July 30, 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            FINANCIAL INVESTORS TRUST

                       Registration Statement on Form N-1A

                              CROSS REFERENCE SHEET
                             Pursuant to Rule 495(a)
                        under the Securities Act of 1933

                         U.S. TREASURY MONEY MARKET FUND

Part A                                                                 Prospectus Caption
------                                                                 ------------------
Item 1.            Cover Page.......................................   Cover Page

Item 2.            Synopsis.........................................   Expense Summary

Item 3.            Condensed Financial Information..................   Financial Highlights

Item 4.            General Description of
                     Registrant.....................................   Fund Operations

Item 5.            Management of the Fund...........................   Management of the Fund;

Item 6.            Capital Stock and Other
                     Securities.....................................   Fund Operations; Taxes; Other
                                                                        Information
Item 7.            Purchase of Securities
                     Being Offered..................................   Fund Operations; How to Invest in
                                                                       the Fund; Shareholder Services

Item 8.            Redemption or Repurchase.........................   How to Redeem Shares

Item 9.            Pending Legal Proceedings........................   Not Applicable

                        U.S. GOVERNMENT MONEY MARKET FUND

Part A                                                                 Prospectus Caption
------                                                                 ------------------
Item 1.            Cover Page.......................................   Cover Page

Item 2.            Synopsis.........................................   Expense Summary

Item 3.            Condensed Financial Information..................   Financial Highlights

Item 4.            General Description of
                     Registrant.....................................   Fund Operations

Item 5.            Management of the Fund...........................   Management of the Fund

Item 6.            Capital Stock and Other
                     Securities.....................................   Fund Operations; Taxes;  Other
                                                                       Information

Item 7.            Purchase of Securities
                     Being Offered..................................   Fund Operations; How to Invest in
                                                                       the Fund; Shareholder Services

Item 8.            Redemption or Repurchase.........................   How to Redeem Shares

Item 9.            Legal Proceedings................................   Not Applicable

                        PRIME MONEY MARKET FUND - CLASS I

Part A                                                                 Prospectus Caption
------                                                                 ------------------
Item 1.            Cover Page.......................................   Cover Page

Item 2.            Synopsis.........................................   Expense Summary

Item 3.            Condensed Financial Information..................   Not applicable

Item 4.            General Description of
                     Registrant.....................................   Fund Operations; Suitability;
                                                                       Investment Instruments, Transactions
                                                                       and Risks

Item 5.            Management of the Fund...........................   Management of the Fund

Item 6.            Capital Stock and Other
                     Securities.....................................   Fund Operations; Taxes;  Other
                                                                       Information

Item 7.            Purchase of Securities
                     Being Offered..................................   Fund Operations; How to Invest in
                                                                       the Fund; Shareholder Services

Item 8.            Redemption or Repurchase.........................   How to Redeem Shares; Shareholder
                                                                       Services

Item 9.            Legal Proceedings................................   Not Applicable

                       PRIME MONEY MARKET FUND - CLASS II

Part A                                                                 Prospectus Caption
------                                                                 ------------------
Item 1.            Cover Page.......................................   Cover Page

Item 2.            Synopsis.........................................   Expense Summary

Item 3.            Condensed Financial Information..................   Not applicable

Item 4.            General Description of
                     Registrant.....................................   Fund Operations; Suitability;
                                                                       Investment Instruments, Transactions
                                                                       and Risks

Item 5.            Management of the Fund...........................   Management of the Fund

Item 6.            Capital Stock and Other
                     Securities.....................................   Fund Operations; Taxes;  Other
                                                                       Information

Item 7.            Purchase of Securities
                     Being Offered..................................   Fund Operations; How to Invest in
                                                                       the Fund; Shareholder Services

Item 8.            Redemption or Repurchase.........................   How to Redeem Shares; Shareholder
                                                                       Services

Item 9.            Legal Proceedings................................   Not Applicable

                         U.S. TREASURY MONEY MARKET FUND
                        U.S. GOVERNMENT MONEY MARKET FUND
                    PRIME MONEY MARKET FUND - CLASSES I & II


Part B                                                              Statement of Additional Information
                                                                    Caption
------                                                              -----------------------------------
Item 10.           Cover Page.......................................   Cover Page

Item 11.           Table of Contents................................   Table of Contents

Item 12.           General Information and
                     History........................................   Not Applicable

Item 13.           Investment Objective and
                     Policies.......................................   Investment Policies; Investment
                                                                       Restrictions

Item 14.           Management of the
                     Registrant.....................................   Management

Item 15.           Control Persons and Principal
                     Holders of Securities..........................   Management; Shares of Beneficial
                                                                       Interest

Item 16.           Investment Advisory and
                     Other Services.................................   Management; Custodian; Experts

Item 17.           Brokerage Allocation and Other Practices.........   Portfolio Transactions

Item 18.           Capital Stock and Other
                     Securities.....................................   Shares of Beneficial Interest

Item 19.           Purchase, Redemption and
                     Pricing of Securities
                     Being Offered..................................   How to Invest in the Fund (Part A);
                                                                       Redemptions; How to Redeem
                                                                       Shares (Part A); Determination of
                                                                       Net Asset Value; Exchange Privilege

Item 20.           Tax Status.......................................   Fund Operations; Federal Income
                                                                       Taxes

Item 21.           Underwriters.....................................   Management

Item 22.           Calculation of Performance
                     Data...........................................   Calculation of Yields and
                                                                       Performance Information

Item 23.           Financial Statements.............................   Financial Statements

                            FINANCIAL INVESTORS TRUST

                       Registration Statement on Form N-1A

                              CROSS REFERENCE SHEET
                             Pursuant to Rule 495(a)
                        under the Securities Act of 1933

                    ARISTATA COLORADO QUALITY TAX EXEMPT FUND

Part A                                                                 Prospectus Caption
------                                                                 ------------------
Item 1.            Cover Page.......................................   Cover Page

Item 2.            Synopsis.........................................   Highlights

Item 3.            Condensed Financial Information..................   Fund Expenses

Item 4.            General Description of
                     Registrant.....................................   The Fund; The Investment Policies and
                                                                       Practices of the Fund; Portfolio
                                                                       Transactions; Risks of Investing in the
                                                                       Fund; Appendix

Item 5.            Management of the Fund...........................   Management of the Fund

Item 6.            Capital Stock and Other
                     Securities.....................................   Dividend and Tax Information; Other
                                                                       Information

Item 7.            Purchase of Securities
                     Being Offered..................................   Fund Share Valuation; Minimum Purchase
                                                                       Requirements; Purchase of Fund Shares;
                                                                       Exchange of Fund Shares

Item 8.            Redemption or Repurchase.........................   Redemption of Fund Shares; Exchange of
                                                                       Fund Shares

Item 9.            Pending Legal Proceedings........................   Not Applicable

                           ARISTATA QUALITY BOND FUND

Part A                                                            Prospectus Caption
------                                                            ------------------
Item 1.       Cover Page.......................................   Cover Page

Item 2.       Synopsis.........................................   Highlights

Item 3.       Condensed Financial Information..................   Fund Expenses

Item 4.       General Description of
                Registrant.....................................   The Fund; The Investment Policies and
                                                                  Practices of the Fund; Portfolio
                                                                  Transactions; Risks of Investing in the
                                                                  Fund; Appendix

Item 5.       Management of the Fund...........................   Management of the Fund

Item 6.       Capital Stock and Other
                Securities.....................................   Dividend and Tax Information; Other
                                                                  Information

Item 7.       Purchase of Securities
                Being Offered..................................   Fund Share Valuation; Minimum Purchase
                                                                  Requirements; Purchase of Fund Shares;
                                                                  Exchange of Fund Shares

Item 8.       Redemption or Repurchase.........................   Redemption of Fund Shares; Exchange of
                                                                  Fund Shares

Item 9.       Pending Legal Proceedings........................   Not Applicable

                              ARISTATA EQUITY FUND

Part A                                                        Prospectus Caption
------                                                        ------------------
Item 1.   Cover Page.......................................   Cover Page

Item 2.   Synopsis.........................................   Highlights

Item 3.   Condensed Financial Information..................   Fund Expenses

Item 4.   General Description of
            Registrant.....................................   The Fund; The Investment Policies and
                                                              Practices of the Fund; Portfolio
                                                              Transactions; Risks of Investing in the
                                                              Fund;

Item 5.   Management of the Fund...........................   Management of the Fund

Item 6.   Capital Stock and Other
            Securities.....................................   Dividend and Tax Information; Other
                                                              Information

Item 7.   Purchase of Securities
            Being Offered..................................   Fund Share Valuation; Minimum Purchase
                                                              Requirements; Purchase of Fund Shares;
                                                              Exchange of Fund Shares

Item 8.   Redemption or Repurchase.........................   Redemption of Fund Shares; Exchange of
                                                              Fund Shares

Item 9.   Pending Legal Proceedings........................   Not Applicable

                              ARISTATA EQUITY FUND
                           ARISTATA QUALITY BOND FUND
                    ARISTATA COLORADO QUALITY TAX EXEMPT FUND


Part B                                                            Statement of Additional Information Caption
------                                                            -------------------------------------------
Item 10.      Cover Page.......................................   Cover Page

Item 11.      Table of Contents................................   Table of Contents

Item 12.      General Information and
                History........................................   Not Applicable

Item 13.      Investment Objective and
                Policies.......................................   Investment Policies; Investment
                                                                  Restrictions

Item 14.      Management of the
                Registrant.....................................   Management

Item 15.      Control Persons and Principal
                Holders of Securities..........................   Management; Other Information -
                                                                  Capitalization

Item 16.      Investment Advisory and
                Other Services.................................   Management; Other Information

Item 17.      Brokerage Allocation
               and Other Practices.............................   Portfolio Transactions

Item 18.      Capital Stock and Other
                Securities.....................................   Other Information - Capitalization

Item 19.      Purchase, Redemption and
                Pricing of Securities
                Being Offered..................................   Determination of Net Asset Value;
                                                                  Additional Purchase and Redemption
                                                                  Information

Item 20.      Tax Status.......................................   Taxation

Item 21.      Underwriters.....................................   Management - Distribution of Fund Shares

Item 22.      Calculation of Performance
                Data...........................................   Other Information - Yield and Performance
                                                                  Information, Tax-Equivalent Yield
                                                                  Calculations

Item 23.      Financial Statements.............................   Financial Statements

                   FINANCIAL INVESTORS TRUST                    August 28, 1998

370 Seventeenth Street
Suite 3100
Denver, Colorado  80202-5631
For additional information, call (800) 298-3442

U.S. TREASURY MONEY MARKET FUND

     This Prospectus describes the U.S. Treasury Money Market Fund (the "Fund"), a diversified no-load money market fund offered to institutional investors and high net worth individuals by Financial Investors Trust (the "Trust"), a Delaware business trust. Shares of the Fund are sold without the imposition of Rule 12b-1 fees or other sales-related charges.

     The Fund seeks to provide investors with as high a level of current income as is consistent with the preservation of capital and liquidity by investing exclusively in U.S. Treasury bills, notes and other direct obligations of the U.S. Treasury and repurchase agreements collateralized to 102% by U.S. Treasury obligations. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less and seeks to maintain its net asset value per share at $1.00 for purposes of purchases and redemptions.

     Shares of the Fund are sold generally to municipal investors, including municipalities, counties and state agencies, as well as other institutional investors such as broker/dealers, corporations, investment advisers, credit unions, banks, insurance companies and other financial institutions.

     The Fund is sponsored and distributed by ALPS Mutual Funds Services, Inc. ("ALPS" or the "Administrator" or "Distributor") and is advised by GE Investment Management Incorporated ("GEIM"or the "Adviser").

     Shares in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the FDIC, the Federal Reserve Board, or any other agency or insurer and they may involve investment risks including the possible loss of principal.

     This Prospectus sets forth concisely the information you should consider before investing in the Fund. Please read this Prospectus and keep it for future reference. Additional information about the Fund is contained in a Statement of Additional Information (the "Statement of Additional Information") which has been filed with the Securities and Exchange Commission and is available upon request without charge by writing to or calling the Trust at the address and telephone number listed above. The Statement of Additional Information bears the same date as this Prospectus and is incorporated herein by reference.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
 STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
   THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN THE FUND IS NEITHER INSURED NOR GUARANTEED
  BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT THE FUND
   WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
EXPENSE SUMMARY                                                               3

FINANCIAL HIGHLIGHTS                                                          5

FUND OPERATIONS                                                               6

SUITABILITY                                                                   8

MANAGEMENT OF THE FUND                                                        9

HOW TO INVEST IN THE FUND                                                    10

HOW TO REDEEM SHARES                                                         11

SHAREHOLDER SERVICES                                                         13

TAXES                                                                        14

OTHER INFORMATION                                                            15

EXPENSE SUMMARY

     The summary below shows shareholder transaction expenses imposed by the Fund and annual Fund operating expenses based on the actual operating expenses for the fiscal year ended April 30, 1998, adjusted to reflect current fees of the Fund. A hypothetical example based on the summary is also shown. "Shareholder Transaction Expenses" are charges you pay when buying or selling shares of the Fund whereas "Annual Fund Operating Expenses" are paid out of the Fund's assets and include fees for portfolio management, Fund administration and other services.

Shareholder Transaction Expenses

    Maximum Sales Load on
     Purchases of Fund Shares                     None
    Deferred Sales Load                           None
    Redemption Fees                               None
    Exchange Fee                                  None

Annual Fund Operating Expenses (as a percentage of average net assets)

     The Management Fees described in the table below are based upon the Fund's expenses for the fiscal year ended April 30, 1998, adjusted to reflect new fee arrangements. Management fees may be higher to the extent the Fund's average net assets exceed $500 million. Please read the following Annual Fund Operating Expenses summary and accompanying footnotes carefully before investing.

         Management Fees(1)                                        0.05%
         12b-1 Fees                                                None
         All Other Expenses(2)
          (Net of Fee Waivers and Reimbursements)                  0.28%
         Total Fund Operating Expenses
          (Net of Fee Waivers and Reimbursements)(2)               0.33%

     (1) The Fund is obligated to pay management fees to GEIM at the maximum annual rate of 0.15% of the Fund's average net assets. Under its Investment Advisory Agreement with the Fund, GEIM is entitled to receive management fees of 0.05% on the first $500 million of average net assets of the Fund, 0.075% on the next $500 million, 0.10% on average net assets in excess of $1 billion but not exceeding $1.5 billion, and 0.15% on average net assets in excess of $1.5 billion.

     (2) The amount for "All Other Expenses" includes administration fees payable to the Administrator calculated daily and payable monthly, at an annual rate of the greater of $600,000 or 0.26% of average daily net assets of the Fund up to $500 million, 0.24% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.22% of average daily net assets of the Fund in excess of $1 billion. The Administrator has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of Fund expenses to the extent necessary for the Fund to maintain a total expense ratio of not more than 0.33% of the average net assets of the Fund. Without this voluntary fee waiver and assumption of expenses, and assuming payment of the maximum management and administration fees, All Other Expenses and Total Fund Operating Expenses would be 0.46% and 0.61%, respectively, of the average net assets of the Fund. The Administrator reserves the right to modify or terminate its fee waiver and assumption of expenses at any time.

     The following example should not be considered a representation of future expenses. The expenses set forth above and the example set forth below reflect the non-imposition of certain fees and expenses. Actual expenses may be greater or less than those shown.

Example:

     Based upon the above summary of expenses and assuming a 5% annual return, redemption at the end of each time period and the reinvestment of all dividends and distributions, you would pay the following expenses on a $100,000 investment in the Fund:

             1 Year                                $  338
             3 Years                               $1,063
             5 Years                               $1,857
            10 Years                               $4,188

Other Information

     The Expense Summary and Example are intended to help you understand the expenses you would bear either directly (as with the Shareholder Transaction Expenses) or indirectly (as with the Annual Fund Operating Expenses) as a Fund shareholder. As stated above, the Fund does not impose any sales-related charges in connection with purchases of its shares, although certain service institutions may charge their clients fees in connection with purchases and sales for the accounts of their clients. These fees are in addition to the expenses shown in the Expense Summary and Example. For a more complete description of the Fund's operating expenses, see "Management of the Fund" in this Prospectus and the Statement of Additional Information.

FINANCIAL HIGHLIGHTS

     The financial highlights have been derived from the Fund's financial statements for the fiscal year ended April 30, 1998, which have been audited by Deloitte & Touche LLP, independent auditors. Their report on the financial statements and the financial highlights of the Fund is included in the Annual Report. The financial statements and financial highlights are incorporated by reference into the Fund's Statement of Additional Information. You should read the financial highlights with the financial statements and related notes. Further information about the performance of the Fund is available in the Annual Report. You may obtain both the Statement of Additional Information and the Annual Report free of charge by calling or writing to the Trust at the telephone number or address listed on the first page.

U.S. TREASURY MONEY MARKET FUND
Selected data for a share of beneficial
interest outstanding throughout the period indicated(1):

                                                                                 For the Year Ended April 30,

                                                                  1998             1997                1996          1995 (2)
------------------------------------------------------------------------------------------------------------------------------
Net asset value - beginning of period                             $1.00           $1.00               $1.00          $1.00
------------------------------------------------------------------------------------------------------------------------------
Income from investment operations

Net investment income                                              0.05            0.05                0.05           0.04
------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions to shareholders
Dividends from net investment income                              (0.05)          (0.05)              (0.05)         (0.04)
------------------------------------------------------------------------------------------------------------------------------
Net asset value - end of period                                   $1.00           $1.00               $1.00          $1.00
------------------------------------------------------------------------------------------------------------------------------

Total return                                                       5.30%           5.15%               5.44%          4.71%(3)
------------------------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:

Net assets, end of period (000)                                $138,169        $167,692            $316,364       $109,055
Ratio of expenses to average net assets                           0.33%            0.30%               0.30%          0.50%(3)
------------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income to
  average net assets                                              5.18%            5.02%               5.36%          4.87%(3)
------------------------------------------------------------------------------------------------------------------------------
Ratio of expenses to average net assets
  without fee waivers                                             0.55%            0.67%               0.71%          1.32%(3)
------------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income to
  average net assets without fee waivers                          4.96%            4.65%               4.95%          4.05%(3)
------------------------------------------------------------------------------------------------------------------------------

(1) The financial highlights prior to March 24, 1997 reflect the operations of the Fund while the Fund's investment adviser was FGIC Advisors, Inc. GEIM was approved as the Fund's investment adviser at a special meeting of the shareholders of the Fund on March 21, 1997.
(2) Operations commenced on May 25, 1994.
(3) Annualized.

FUND OPERATIONS

Investment Objective

     The Adviser will use its best efforts to achieve the investment objective of the Fund as described below, although the achievement of the investment objective, of course, cannot be assured. You should not consider the Fund, by itself, to be a complete investment program. The Fund is a diversified, open-end management investment company.

     The Fund's investment objective is to seek as high a level of current income as is consistent with preservation of capital and liquidity. The securities held by the Fund have remaining maturities of thirteen months or less. The average weighted maturity of the securities held by the Fund will not exceed 90 days. The Fund's investment objective may not be changed without approval of a majority of the Fund's outstanding shares.

     In seeking to achieve its investment objective, the Fund invests exclusively in direct obligations of the U.S. Treasury, such as Treasury bills and notes and repurchase agreements with respect to such obligations. The Board of Trustees shall make a determination that all portfolio securities purchased by the Fund present minimal credit risk.

     Securities issued by the U.S. Treasury have historically involved little risk of default. However, due to fluctuations in interest rates, the market value of such securities may vary during the period a shareholder owns shares of the Fund. The Fund will seek to maintain a stable net asset value at $1.00 per share. There is no assurance that the Fund will meet its investment objective. Neither the United States, nor any agency or instrumentality thereof, has guaranteed, sponsored or approved the Fund or its shares.

Investment Policies

     Securities held by the Fund may be subject to repurchase agreements. A repurchase agreement is a transaction in which the Fund agrees to purchase portfolio securities from financial institutions, such as banks and broker-dealers, subject to the seller's agreement to repurchase them at an agreed upon time and price. Although the securities subject to a repurchase agreement might bear maturities exceeding thirteen months, the Fund presently intends only to enter into repurchase agreements with maturities in excess of seven days in cases where a liquidity feature, such as a put option, permits the Fund to liquidate or terminate the repurchase agreement within seven days. The seller under a repurchase agreement will be required to maintain the value of the securities subject to the repurchase agreement at not less than 102% of the principal value of the repurchase agreement, including any accrued interest earned on the repurchase agreement. The Fund's custodian or subcustodian will take possession of such collateral. The seller will collateralize the repurchase agreement with U.S. Treasury obligations. Default by or bankruptcy of the seller may, however, expose the Fund to possible loss because of adverse market action or delay or transaction costs in connection with the disposition of the underlying obligations. The Fund may enter into agreements with a single counterparty that constitutes more than 5% of Fund assets.

     The Fund may, in certain cases, calculate the maturity of a security with a floating or variable rate or a demand feature in the manner specified in Rule 2a-7 under the Investment Company Act, with the effect that the maturity is deemed to be shorter than its final date.

     The Fund intends to purchase U.S. Treasury securities at auction from the Federal Reserve.

Investment Restrictions

     The Fund is subject to a number of investment restrictions which reflect self-imposed standards as well as federal regulatory limitations. These limitations are designed to minimize certain risks associated with investing in specified types of securities or engaging in certain transactions. The investment restrictions may be changed only by a vote of a majority of the Fund's outstanding shares.

         The Fund may not:

     1) Purchase securities other than direct obligations of the U.S. Treasury, some of which may be subject to repurchase agreements, and repurchase agreements collateralized to 102% by direct U.S. Treasury obligations.

     2) Make loans, except that the Fund may purchase or hold debt instruments, and enter into repurchase agreements in accordance with its investment objective and policies.

     3) Borrow money or issue senior securities, except that the Fund may borrow from banks for temporary purposes in amounts up to 10% of the value of its total assets at the time of such borrowing; or mortgage, pledge or hypothecate any assets, except in connection with any such borrowings and in amounts not in excess of the dollar amounts borrowed or 10% of the value of the Fund's assets at the time of borrowing. The Fund may not purchase securities while its borrowings are outstanding.

     4) With respect to more than 10% of Fund assets, enter into repurchase agreements providing for settlement more than seven days after notice without a liquidity feature such as a put option, permitting the Fund to liquidate or terminate the repurchase agreement within seven days.

     5) Purchase municipal bonds issued by an issuer any of whose outstanding bonds are insured by Financial Guarantee Insurance Corporation ("FGIC").

     6) Purchase collateralized mortgage obligations, inverse floaters or any other securities commonly known as "derivatives".

     7) Purchase illiquid securities, except for fully collateralized repurchase agreements that, because of term limitations, are deemed to be illiquid.

     8) Hold securities with remaining maturities exceeding thirteen months.

     9) Purchase reverse repurchase agreements.

Determination of Net Asset Value

     The value of the Fund's shares is referred to as "net asset value". Net asset value per share for purposes of pricing purchases and redemptions is calculated by adding the value of all securities and other assets belonging to the Fund, subtracting its liabilities, and dividing the result by the number of the Fund's outstanding shares. Net asset value is determined as of 5:00 p.m. Eastern Time on each day the New York Federal Reserve and the New York Stock Exchange are open for business. Currently, either the New York Federal Reserve or the New York Stock Exchange is closed on New Years Day, Martin Luther King Jr., Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans' Day, Thanksgiving Day and Christmas Day. A "Business Day" is any day on which the New York Federal Reserve and the New York Stock Exchange are open for business.

     The Board of Trustees has established procedures designed to maintain a stable net asset value of $1.00 per share, to the extent reasonably possible. The Board of Trustees has approved and adopted procedures under Rule 2a-7 under the Investment Company Act of 1940, as amended, which was enacted by the SEC with the intent of stabilizing money market funds at $1.00 per share. Under the guidelines of Rule 2a-7, the Fund uses the amortized cost method to value its portfolio securities. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period of maturity, regardless of the impact of fluctuating interest rates on the market value of the security. Rule 2a-7 also provides that the Fund must also do a "mark-to-market" analysis, where it is determined the degree to which any variations may exist between the amortized pricing method and the actual market price of the securities in the Fund. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, the Board will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity.

     Rule 2a-7 also requires the Fund to maintain a dollar weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities of 13 months or less and invest only in securities determined by the Trust's Board of Trustees to be "eligible securities" and that present minimal credit risks. The Board of Trustees or its delegate reviews the portfolio securities monthly and at regularly scheduled quarterly Board of Trustees meetings. There can be no assurance that at all times the $1.00 price per share can be maintained. See the Statement of Additional Information for more details.

Dividends and Distributions

     The Fund's net income is declared daily as a dividend at the close of business on the day of declaration. Your shares begin earning dividends on the day you purchase them, and continue to earn dividends through and including the day before you redeem them. See "How to Invest in the Fund". The Fund pays dividends not later than five business days after the end of each month in the form of additional shares of the Fund, unless you elect prior to the date of distribution to receive payment in cash. Reinvested dividends and distributions receive the same tax treatment as those paid in cash. If you redeem all of your shares in the Fund, the Fund will pay your dividends in cash not later than five business days after the redemption.

SUITABILITY

     The Fund is designed as an economical and convenient professionally managed investment vehicle for institutional investors and high net worth individuals with cash balances or cash reserves who seek as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund is designed to meet the specific cash management needs of institutional investors such as Municipal Investors, broker/dealers, corporations, investment advisers, credit unions, banks, insurance companies and other institutional investors. "Municipal Investors" include any State, county, municipality, school district, special district or political subdivision in the United States. The Fund may also be suitable for institutions seeking an investment vehicle for daily cash sweep or liquidity purposes on behalf of their clients.

     Legislation in each state sets forth guidelines and limitations with respect to investments by Municipal Investors located within the state. In addition, Municipal Investors may be subject to local laws or have their own guidelines and policies prescribing acceptable investments for cash management purposes. Each Municipal Investor planning to invest in the Fund must independently verify that the Fund meets all of the criteria of investment policies and guidelines applicable to such Municipal Investor.

     Future statutory or regulatory changes, as well as future judicial or administrative decisions and interpretations of present and future statutes and regulations could prevent a Municipal Investor from continuing its investment in the Fund. Each Municipal Investor should therefore remain aware of any changes in the applicable regulation of permitted investments.

     The Fund offers the advantages of purchasing power efficiencies and diversification of risk. Generally, in purchasing debt instruments from dealers, the percentage difference between the bid and asked price tends to decrease as the size of the transaction increases. The Fund also offers investors the opportunity to participate in a portfolio of U.S. Treasury obligations which is more diversified in terms of issues and maturities than a portfolio a single investor may otherwise be able to invest in.

     Investment in the Fund relieves the investor of money management and administrative burdens usually associated with the direct purchase and sale of U.S. Treasury debt instruments. These include the selection of the portfolio investments; surveying the market for the best terms at which to buy and sell; scheduling and monitoring maturities and reinvestments; receipt, delivery and safekeeping of securities; and portfolio recordkeeping.

     The Fund qualifies as an eligible investment for federally chartered credit unions pursuant to Sections 107 of the Federal Credit Union Act and Part 703 of the National Credit Union Administration Rules and Regulations. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Fund, however, may or may not qualify as eligible investments for particular state chartered credit unions. The Fund encourages each state chartered credit union to consult qualified legal counsel concerning whether the Fund is a permissible investment under the laws applicable to it.

MANAGEMENT OF THE FUND

Investment Adviser

     At a meeting held on January 20, 1997, the Trustees approved a new Investment Advisory Agreement with GEIM. The new Investment Advisory Agreement was submitted to shareholders for their consideration pursuant to a Proxy Statement dated March 3, 1997 and subsequently approved by a majority of the shareholders at a Special Meeting held on March 21, 1997. The Adviser is a wholly-owned subsidiary of General Electric Company ("GE"). The principal address of the Adviser is 3003 Summer Street, Stamford, CT 06905.

     Through GEIM and General Electric Investment Corporation ("GEIC"), an affiliated company of GEIM, wholly owned by GE, and their predecessors, GE has more than 70 years of investment management experience. GEIM and GEIC collectively provide investment management services to various institutional accounts with total assets as of June 30, 1998 of approximately $69 billion, of which approximately $1.7 billion was invested in money market funds regulated under Rule 2a-7.

     Pursuant to the Investment Advisory Agreement, the Adviser has agreed to provide a continuous investment program for the Fund, including investment research and management with respect to the assets of the Fund. GEIM is entitled to receive management fees of 0.05% on the first $500 million of the average net assets of the Fund, 0.075% on the next $500 million, 0.10% in excess of $1 billion but not exceeding $1.5 billion and 0.15% on average net assets in excess of $1.5 billion.

Administrator, Transfer Agent and, Bookkeeping and Pricing Agent

     ALPS serves as the Fund's Administrator. As Administrator, ALPS has agreed to: assist in maintaining the Fund's office; furnish the Fund with clerical and certain other services; compile data for and prepare notices and semi-annual reports to the Securities and Exchange Commission; prepare filings with state securities commissions; coordinate Federal and state tax returns; monitor the Fund's expense accruals; monitor compliance with the Fund's investment policies and limitations; and generally assist in the Fund's operations. ALPS is entitled to receive a fee from the Fund for its administrative services computed daily and payable monthly, at the annual rate of the greater of $600,000 or 0.26% of average daily net assets of the Fund up to $500 million, 0.24% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.22% of average daily net assets of the Fund in excess of $1 billion. ALPS has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of the Fund expenses, to the extent necessary for the Fund to maintain a total expense ratio of not more than 0.33% of the average net assets of the Fund. ALPS reserves the right to modify or terminate its fee waiver and assumption of expenses at any time. ALPS may also pay third parties from time to time for rendering services to the Fund and/or shareholders.

     ALPS also serves as the Fund's Transfer Agent and Bookkeeping and Pricing Agentand the Transfer Agent.

Custodian

     State Street Bank and Trust Company of Connecticut, N.A., located at 750 Main Street, Suite 1114, Hartford, Connecticut 06103, serves as Custodian for the Fund.

Sub-Custodian

     State Street Bank and Trust Company, located at P.O. Box 1978, Boston, Massachusetts 02015, serves as Sub-Custodian for the Fund.

HOW TO INVEST IN THE FUND

     Shares in the Fund are distributed on a continuous basis by ALPS, the Fund's Sponsor and Distributor. ALPS has its principal office at 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202 and may be reached at (800) 298-3442.

General Procedures

     You may purchase Fund shares through ALPS, the Fund's Transfer Agent. You may pay for your purchase of Fund shares by check, money order or by using the Federal Reserve Wire System. The check or money order must be payable in U.S. dollars to the Fund and be drawn on a bank located within the United States. Shares of the Fund may be purchased at the net asset value next determined after an order is received and accepted. The Fund does not impose any sales-related charges in connection with purchases of shares. The Fund may discontinue offering its shares in any state without notice to shareholders.

     An initial investment in the Fund must be preceded or accompanied by a completed, signed application. The application should be forwarded to:

         Financial Investors Trust
         370 17th Street, Suite 3100
         Denver, CO 80202

     Purchases by telephone or facsimile can be made after an account has been established by the Transfer Agent as described below. The Trust reserves the right to reject any purchase order.

Purchase Price

     Your purchase of Fund shares will be effected at the net asset value next determined after the Fund receives your purchase order in proper form and payment in the form of Federal Funds. If you pay by check, Federal Funds will generally be available to the Fund two Business Days after the Fund receives your check. If your order is accompanied by Federal Funds, or is converted into Federal Funds by 5:00 p.m. Eastern Time on a Business Day, it will be executed on that day. If the Fund receives your order and payment in the form of Federal Funds after 5:00 p.m. Eastern Time on a Business Day, your order will be processed the next Business Day.

Telephone and Facsimile Purchases

     You can purchase Fund shares by telephone or facsimile once you have established your account with the Fund and selected facsimile and/or telephone privileges on your Account Application. In order to qualify for dividends on the day of purchase, telephone or facsimile orders must be placed and Federal Funds must be in the Fund's custody account by 5:00 p.m. Eastern Time on Business Days. If Federal Funds arrive in the Fund's custody account after the stated deadline, the account will be credited the next Business Day.

Minimum Investment and Account Balances

     The minimum initial investment in the Fund is $100,000 and additional investments may be made in any amount. The minimum purchase requirements do not apply to reinvested dividends. If an account balance falls below $25,000 due to redemptions or exchanges, the account may be closed and the proceeds wired to the bank account of record, or a check will be issued and sent to the party of record. An investor will be given 30 days notice that the account will be closed unless an additional investment is made to increase the account balance to the $25,000 minimum.

Statements and Reports

     The Trust will send you a statement of your account after every transaction that affects your share balance or your account registration. A statement with tax information and an annual statement will be mailed to you by January 31 of each year and also will be filed with the IRS. At least twice a year, you will receive financial statements in the form of Annual and Semi-Annual Reports of the Fund.

HOW TO REDEEM SHARES

General Procedures

     Shareholders may redeem all or any part of the value of their account(s) on any Business Day. You may redeem by mail, check, telephone or facsimile if you have established that capability with the Fund. Redemption orders are processed at the net asset value per share next determined after the Fund receives your order. If the Fund receives your redemption order before 1:00 p.m. Eastern Time on a Business Day, the Fund will generally pay for your redeemed shares on that day. Otherwise, the Fund will generally pay for your redeemed shares on the next Business Day. The Fund reserves the right to pay for redeemed shares within seven days after receiving your redemption order if, in the judgment of the Adviser, an earlier payment could adversely affect the Fund.

Regular Redemption

     You may redeem shares by sending a written request to Financial Investors Trust, 370 17th Street, Suite 3100, Denver CO 80202. You must sign a redemption request. (All individuals with authority on the account must co-sign.) Your written redemption request must:

       (i) state the number of shares to be redeemed;
      (ii) identify your shareholder account number; and
     (iii) provide your tax identification number.

     Each signature must be guaranteed by either a bank that is a member of the FDIC, a trust company or a member firm of a national securities exchange or other eligible guarantor institution. The Fund will not accept guarantees from notaries public. Guarantees must be signed by an authorized person at the guarantor institution, and the words "Signature Guaranteed" must appear with the signature. A redemption request will not be deemed to be properly received until the Fund receives all required documents in proper form.

     When the Fund wires your redemption proceeds, the wire must be paid to the same bank and account as designated on the Fund's Account Application or in your written instructions to the Fund. If your bank is not a member of the Federal Reserve System, your redemption proceeds will be wired to a correspondent bank. Immediate notification by the correspondent bank to your bank will be necessary to avoid a delay in crediting the funds to your bank account.

Telephone and Facsimile Redemption

     You may redeem shares by telephone or facsimile. Shareholders must check the appropriate box on the Account Application to activate facsimile and/or telephone redemption privileges. Shares may be redeemed by telephoning the Fund at (800) 298-3442 (or sending a facsimile transmission to the Fund at (303) 825-2575 and giving the account name, account number, Personal Identification Number (PIN#), name of Fund and amount of redemption. Proceeds from redemptions may be wired or mailed directly to your account at a commercial bank within the United States or mailed to you at your address on the Fund's books.

     In order to arrange for facsimile and/or telephone redemptions after you have opened your account, or to change the bank account or address designated to receive redemption proceeds, send a written request to the Fund at the address listed under "Regular Redemption". The request must be signed by you and each other shareholder of the account involved, with the signatures guaranteed as described above. The Trust may modify or terminate procedures for redeeming shares by telephone but will not materially change or terminate it without giving shareholders 60 days' written notice.

     During periods of substantial economic or market change, telephone or facsimile redemptions may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may redeem your shares by mail as described above under "Regular Redemption".

     By electing the facsimile and/or telephone redemption option, you may be giving up a measure of security which you might have had if you were to redeem in writing. The Trust will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine, such as recording telephone calls, providing written confirmation of transactions, or requiring a form of personal identification prior to acting on instructions received by telephone or facsimile. To the extent the Trust does not employ reasonable procedures, it and/or its service contractors may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Trust nor ALPS will be liable for following instructions communicated by telephone or facsimile that are reasonably believed to be genuine. Accordingly, you, as a result of this policy, may bear the risk of fraudulent telephone or facsimile redemption transactions.

Check Redemption

     You may request on your account application or by written request to the Fund that the Fund provide redemption checks drawn on your account. In order to establish the checkwriting option, you must manually sign a signature card that includes all authorized individuals. Checks will be sent only to the registered owner(s) of the account and only to the address of record. Checks may be made payable to the order of any person. When a check is presented to the Transfer Agent for payment, the Transfer Agent, as your agent, will cause the Fund to redeem a sufficient number of your Fund shares to cover the amount of the check. Shares earn dividends through the day the redemption is processed. There is no charge to you for the use of the checks; however, the Transfer Agent will impose a charge for stopping payment of a check upon your request, or if the Transfer Agent cannot honor a check due to insufficient funds or other valid reasons. A request to reverse a stop payment order must be received in writing.

     Checks may not be written to redeem shares purchased by check until the date that good funds are credited to the Fund's custodian by its correspondent bank. If the amount of the check is greater than the value of the shares in your account, the check will be returned marked "Insufficient Funds". Checks written on amounts subject to the hold described above will be returned marked "Uncollected". If your check does not clear, you will be responsible for any loss the Fund, Custodian or Transfer Agent may incur.

     A check may not be used to close an account. Checkwriting is not available to holders of shares in certificate form or if you are subject to Internal Revenue Service backup withholding. It is also inadvisable for you to write a check for an amount close to the total value of your account. The Trust reserves the right to terminate or alter the checkwriting service at any time.

General Redemption Information

     Except for the presence of certain exceptional circumstances as described in the Investment Company Act of 1940, the Fund will pay for redeemed shares by mail within seven days after the Fund receives your order and supporting documents in proper form (except as provided by the rules of the Securities and Exchange Commission). Where payment is to be made by wire via the Federal Reserve Wire System, the Fund will wire redemption proceeds on the same day after receiving your redemption order, provided it is made before 1:00 p.m. Eastern Time on Business Days . However, if any of the shares were purchased by check, the Fund may delay the payment of redemption proceeds until the Transfer Agent is reasonably satisfied that the check has been collected, which could take up to 15 days from the purchase date.

     There is no charge for share redemptions. The Fund may redeem an account that has a balance of less than $25,000 if the shareholder does not increase the amount of the account to at least $25,000 upon 30 days' notice.

     Please direct questions concerning the proper form for redemption requests to the Fund at (800) 298-3442.

SHAREHOLDER SERVICES

Exchange Privilege

     You may sell your Fund shares and buy shares of the U.S. Government Money Market Fund, another investment portfolio of the Trust, in exchange by written request. There are no fees or commissions for exchanging Fund shares. If you have established the privilege on your Account

Application, you may also initiate exchanges by telephone or facsimile. Exchange requests should be directed to the Fund at (800) 298-3442.

     Exchange transactions must be for amounts of $1,000 or more. Because exchanges may have tax consequences, you should consult your tax adviser for further information. The U.S. Government Money Market Fund or other investment portfolio must be registered for sale in your state and must meet the investment criteria for your institution. See "Suitability" in the U.S. Government Money Market Fund's prospectus. Prior to requesting an exchange of Fund shares, you should call the Fund at (800) 298-3442. You should read the current prospectus for the U.S. Government Money Market Fund before investing. Each Fund has its own minimum balance requirements which must be adhered to.

     During periods of significant economic or market change, telephone exchanges may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may also mail the exchange request to the Fund at the address listed under "Regular Redemption". Neither the Trustnor ALPS will be responsible for the authenticity of exchange instructions received by telephone or facsimile except as set forth under "How to Redeem Shares - Telephone and Facsimile Redemption."

     The Trust can provide you with information concerning certain limitations on the exchange privilege, including those related to frequency. The Trust may modify or terminate the exchange privilege but will not materially change or terminate it without giving shareholders 60 days' written notice.

TAXES

     While municipal investors are generally exempt from Federal income taxes, each investor should independently ascertain its tax status. With respect to investors who are not exempt from Federal income taxes, dividends derived from net investment income and short term capital gains are taxable as ordinary income distributions and are taxable when paid, whether investors receive distributions in cash or reinvest them in additional shares, except that distributions declared in December and paid in January are taxable as if paid on December 31. The Fund will send to non-exempt investors an IRS Form 1099-DIV showing their taxable distributions for the past calendar year.

     The Fund has qualified and intends to continue to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). This qualification will relieve the Fund of liability for Federal income taxes to the extent its earnings are distributed in accordance with the Code and it meets other requirements for qualification as set forth in the Code.

     The information above is only a summary of some of the federal tax consequences generally affecting the Fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to Federal taxes, investors may be subject to state or local taxes on their investment. Investors should consult their tax advisor to determine whether a Fund is suitable to their particular tax situation.

     When investors sign their account application, they will be asked to certify that their social security or taxpayer identification number is correct and that they are not subject to 31% backup withholding for failing to report income to the IRS. If investors violate IRS regulations, the IRS can require the Fund to withhold 31% of taxable distributions and redemptions.

     The Fund declares dividends from net investment income daily and pays such dividends monthly. The Fund intends to distribute substantially all of its net investment income and capital gains, if any, to shareholders within each calendar year as well as on a fiscal year basis.

     Since all of the Fund's net investment income is expected to be derived from earned interest, it is anticipated that all dividends paid by the Fund will be taxable as ordinary income to those shareholders who are not exempt from Federal income taxes, and that no part of any distribution will be eligible for the dividends received deduction for corporations.

OTHER INFORMATION

Capitalization

     Financial Investors Trust was organized as a Delaware business trust on November 30, 1993 and currently consists of six separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.

     Under Delaware law, shareholders could, under certain circumstances, be held personally liable for the obligations of a series of the Trust but only to the extent of the shareholder's investment in such series. However, the Trust Instrument disclaims liability of the shareholders, Trustees or officers of the Trust for acts or obligations of the Trust, which are binding only on the assets and property of each series of the Trust and requires that notice of the disclaimer be given in each contract or obligations entered into or executed by the Trust or the Trustees. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations and should be considered remote and is limited to the amount of the shareholder's investment in the Fund.

Voting

     Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Trust Instrument, they may be entitled to vote. The Trust is not required to hold regular annual meetings of the Fund's shareholders and does not intend to do so. Shareholders of the Fund may vote separately on items which affect only the Fund.

     The Trust Instrument provides that the holders of not less than two-thirds of the outstanding shares of the Trust may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting of shareholders for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Trust or Fund.

     Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in this Prospectus, the phrase "vote of a majority of the outstanding shares" of the Fund (or the Trust) means the vote of the lesser of: (1) 67% of the shares of the Fund (or the Trust) present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (2) more than 50% of the outstanding shares of the Fund.

Performance Information

     From time to time, the Fund may quote its "yield" and "effective yield" in advertisements or in communications to shareholders. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" quoted in advertisements refers to the income generated by an investment in the Fund over a specified seven-day period. This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the

Fund is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.

     Additionally, the yield of the Fund may be compared in advertisements or in reports to shareholders to those of other mutual funds with similar investment objectives and to other relevant indices or to rankings prepared by independent services or other financial or industry publications that monitor the performance of mutual funds. For example, the Funds' yields may be compared to the IBC/Donoghue's Money Fund Average, which is an average compiled by IBC/Donoghue's Money Fund Report. In addition, yields may be compared to the average yields reported by the Bank Rate Monitor for money market deposit accounts offered by the 50 leading banks and thrift institutions in the top five standard metropolitan statistical areas.

     Yield data as reported in national financial publications, including Money Magazine, Forbes, Barron's, The Wall Street Journal and The New York Times, or in publications of a local or regional nature, may also be used in comparing the yields of the Fund.

     Since yields fluctuate, you cannot necessarily use yield data to compare an investment in the Fund's shares with bank deposits, savings accounts and similar investment alternatives which often provide an agreed or guaranteed fixed yield for a stated period of time. Yield is generally a function of the kind and quality of the instruments held in a portfolio, portfolio maturity, operating expenses and market conditions. Any fees charged by service institutions directly to their customer accounts in connection with investments in shares of the Fund will not be included in the Fund's calculations of yield.

Inquiries

     Please write or call the Trust at the address or telephone number listed on the cover of this Prospectus with any inquiries you may have regarding the Fund or any other investment portfolios of the Trust that are not offered by this Prospectus.










     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, OR IN THE FUND'S STATEMENT OF ADDITIONAL INFORMATION INCORPORATED HEREIN BY REFERENCE, IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
     BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR ITS DISTRIBUTOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE TRUST OR BY THE DISTRIBUTOR IN ANY JURISDICTION IN WHICH SUCH OFFERING
                      MAY NOT LAWFULLY BE MADE.

FINANCIAL INVESTORS TRUST                                       August 28, 1998
370 Seventeenth Street
Suite 3100
Denver, Colorado  80202-5631
For additional information, call (800) 298-3442

U.S. GOVERNMENT MONEY MARKET FUND

     This Prospectus describes the U.S. Government Money Market Fund (the "Fund"), a diversified no-load money market fund offered to institutional investors and high net worth individuals by Financial Investors Trust ( the "Trust"), a Delaware business trust. Shares of the Fund are sold without the imposition of Rule 12b-1 fees or other sales-related charges.

     The Fund seeks to provide investors with as high a level of current income as is consistent with the preservation of capital and liquidity by investing exclusively in obligations issued or guaranteed as to principal and interest by the U.S. Government or by any of its agencies or instrumentalities and repurchase agreements collateralized to 102% by U.S. Treasury obligations and other direct obligations of the U.S. Government or its agencies or instrumentalities. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less and seeks to maintain its net asset value per share at $1.00 for purposes of purchases and redemptions.

     Shares of the Fund are sold generally to municipal investors, including municipalities, counties and state agencies, as well as other institutional investors such as broker/dealers, corporations, investment advisers, credit unions, banks, insurance companies and other financial institutions.

     The Fund is sponsored and distributed by ALPS Mutual Funds Services, Inc. ("ALPS" or the "Administrator" or "Distributor") and is advised by GE Investment Management Incorporated ("GEIM" or the "Adviser").

     Shares in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the FDIC, the Federal Reserve Board, or any other agency or insurer and they may involve investment risks including the possible loss of principal.

     This Prospectus sets forth concisely the information you should consider before investing in the Fund. Please read this Prospectus and keep it for future reference. Additional information about the Fund is contained in a Statement of Additional Information (the "Statement of Additional Information") which has been filed with the Securities and Exchange Commission and is available upon request without charge by writing to or calling the Trust at the address and telephone number listed above. The Statement of Additional Information bears the same date as this Prospectus and is incorporated herein by reference.






          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN THE FUND IS NEITHER INSURED NOR
 GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT THE FUND
     WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
EXPENSE SUMMARY                                                               3

FINANCIAL HIGHLIGHTS                                                          5

FUND OPERATIONS                                                               6

SUITABILITY                                                                   9

MANAGEMENT OF THE FUND                                                       10

HOW TO INVEST IN THE FUND                                                    11

HOW TO REDEEM SHARES                                                         12

SHAREHOLDER SERVICES                                                         13

TAXES                                                                        14

OTHER INFORMATION                                                            15



EXPENSE SUMMARY

         The summary below shows shareholder transaction expenses imposed by the Fund and annual Fund operating expenses based on the actual operating expenses for the fiscal year ended April 30, 1998, adjusted to reflect current fees of the Fund. A hypothetical example based on the summary is also shown. "Shareholder Transaction Expenses" are charges you pay when buying or selling shares of the Fund whereas "Annual Fund Operating Expenses" are paid out of the Fund's assets and include fees for portfolio management, Fund administration and other services.

Shareholder Transaction Expenses

      Maximum Sales Load on Purchases
        of Fund Shares                     None
      Deferred Sales Load                  None
      Redemption Fees                      None
      Exchange Fee                         None


Annual Fund Operating Expenses (as a percentage of average net assets)

         The Management Fees described in the table below are based upon the Fund's expenses for the fiscal year ended April 30, 1998, adjusted to reflect new fee arrangements. Management Fees may be higher to the extent the Fund's average net assets exceed $500 million. Please read the following Annual Fund Operating Expenses summary and accompanying footnotes carefully before investing.

      Management Fees (1)                                               0.04%
      12b-1 Fees                                                        None
      All Other Expenses(2)
        (Net of Fee Waivers and Reimbursements)                         0.16%
      Total Fund Operating Expenses
        (Net of Fee Waivers and Reimbursements)(2)                      0.20%


         (1) The Fund is obligated to pay management fees to GEIM at the maximum annual rate of 0.08% of the Fund's average net assets. Under its Investment Advisory Agreement with the Fund, GEIM is entitled to receive management fees of 0.04% on the first $500 million of average net assets of the Fund, 0.06% on the next $500 million and 0.08% on average net assets in excess of $1 billion.

         (2) The amount for "All Other Expenses" includes administration fees payable to the Administrator calculated daily and payable monthly, at an annual rate of the greater of $360,000 or 0.16% of average daily net assets of the Fund up to $500 million, 0.14% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.12% of average daily net assets of the Fund in excess of $1 billion. The Administrator has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of the Fund expenses, to the extent necessary for the Fund to maintain a total expense ratio of not more than 0.20% of the average net assets of the Fund. Without this voluntary fee waiver and assumption of expenses, and assuming payment of the maximum management and administration fees, All Other Expenses and Total Fund Operating Expenses would be 0.32% and 0.40%, respectively, of the average net assets of the Fund. The Administrator reserves the right to modify or terminate the fee waiver and assumption of expenses at any time.

         The following example should not be considered a representation of future expenses. The expenses set forth above and the example set forth below reflect the non-imposition of certain fees and expenses. Actual expenses may be greater or less than those shown.

Example:

         Based upon the above summary of expenses and assuming a 5% annual return, redemption at the end of each time period and the reinvestment of all dividends and distributions, you would pay the following expenses on a $1,000,000 investment in the Fund:

           1 Year               $  2,050
           3 Years              $  6,450
           5 Years              $ 11,281
          10 Years              $ 25,539

Other Information:

         The Expense Summary and Example are intended to help you understand the expenses you would bear either directly (as with the Shareholder Transaction Expenses) or indirectly (as with the Annual Fund Operating Expenses) as a Fund shareholder. As stated above, the Fund does not impose any sales-related charges in connection with purchases of its shares, although certain service institutions may charge their clients fees in connection with purchases and sales for the accounts of their clients. These fees are in addition to the expenses shown in the Expense Summary and Example. For a more complete description of the Fund's operating expenses, see "Management of the Fund" in this Prospectus and the Statement of Additional Information.

FINANCIAL HIGHLIGHTS

         The financial highlights have been derived from the Fund's financial statements for the fiscal year ended April 30, 1998, which have been audited by Deloitte & Touche LLP, independent auditors. Their report on the financial statements and the financial highlights of the Fund is included in the Annual Report. The financial statements and financial highlights are incorporated by reference into the Fund's Statement of Additional Information. You should read the financial highlights with the financial statements and related notes. Further information about the performance of the Fund is available in the Annual Report. You may obtain both the Statement of Additional Information and the Annual Report free of charge by calling or writing to the Trust at the telephone number or address listed on the first page.

U.S. GOVERNMENT MONEY MARKET FUND
 Selected data for a share of beneficial interest outstanding throughout the period indicated(1):

                                                                     For the Year Ended April 30,

                                                        1998            1997            1996            1995 (2)
-----------------------------------------------------------------------------------------------------------------
Net asset value - beginning of period             $      1.00       $    9.97      $     9.97       $   10.00
-----------------------------------------------------------------------------------------------------------------
Income from investment operations
Net investment income                                    0.05            0.14            0.55            0.44
-----------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss)
  on investments                                         0.00            0.00            0.00           (0.03)
-----------------------------------------------------------------------------------------------------------------
Total income from investment operations                  0.05           (0.14)           0.55            0.41
-----------------------------------------------------------------------------------------------------------------
Dividends and distributions to shareholders
Dividends from net investment income                    (0.05)          (0.14)          (0.55)          (0.44)
-----------------------------------------------------------------------------------------------------------------
Stock Split                                              0.00           (8.97)           0.00            0.00
-----------------------------------------------------------------------------------------------------------------
Total dividends and distributions to
 shareholders                                           (0.05)          (9.11)          (0.55)          (0.44)
-----------------------------------------------------------------------------------------------------------------
Net asset value - end of period                   $      1.00       $    1.00      $     9.97       $     9.97
-----------------------------------------------------------------------------------------------------------------
Total return                                             5.48%           5.23%           5.65%           4.73%(3)
-----------------------------------------------------------------------------------------------------------------
Ratios/Supplemental Data:
Net assets, end of period (000)                   $   150,222       $   87,416     $   31,082       $   41,893
-----------------------------------------------------------------------------------------------------------------
Ratio of expenses to average net assets                  0.20%           0.23%           0.60%           0.45%(3)
-----------------------------------------------------------------------------------------------------------------
Ratio of net investment income to
  average net assets                                     5.35%           5.13%           5.38%           5.23%(3)
-----------------------------------------------------------------------------------------------------------------
Ratio of expenses to average net assets
  without fee waivers                                    0.31%           0.39%           0.85%           0.65%(3)
-----------------------------------------------------------------------------------------------------------------
Ratio of net investment income to average
  net assets without fee waivers                         5.24%           4.97%           5.12%           5.03%(3)
-----------------------------------------------------------------------------------------------------------------

(1) The financial highlights prior to July 10, 1996 reflect the operations of the Fund as the Short-Term U.S. Government Income Fund when it was not a money market fund and had different investment policies and expenses, and a fluctuating net asset value not maintained at $1.00 per share. The Fund changed to a money market fund on July 10, 1996 following a Special Meeting of the Fund's shareholders on June 27, 1996. The financial highlights prior to March 24, 1997 also reflect the operations of the Fund while the Fund's investment adviser was FGIC Advisors, Inc. GEIM was approved as the Fund's investment adviser at a Special Meeting of the shareholders of the Fund on March 21, 1997.

(2) Operations commenced on June 7, 1994.

(3) Annualized.


FUND OPERATIONS

Investment Objective

         The Adviser will use its best efforts to achieve the investment objective of the Fund as described below, although the achievement of the investment objective, of course, cannot be assured. You should not consider the Fund, by itself, to be a complete investment program. The Fund is a diversified, open-end management investment company.

         The Fund's investment objective is to seek as high a level of current income as is consistent with preservation of capital and liquidity. The securities held by the Fund have remaining maturities of thirteen months or less. The average weighted maturity of the securities held by the Fund will not exceed 90 days. The Fund's investment objective may not be changed without approval of a majority of the Fund's outstanding shares.

         In seeking to achieve its investment objective, the Fund will invest exclusively in obligations issued or guaranteed as to principal and interest by the U.S. Government or by any of its agencies or instrumentalities, and may engage in repurchase agreement transactions with respect to such obligations. The Board of Trustees shall make a determination that all portfolio securities purchased by the Fund present minimal credit risk.

         U.S. Government securities are high quality debt securities issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. Not all U.S. Government securities are backed by the full faith and credit of the United States. Some U.S. Government securities, such as those issued by the Federal National Mortgage Association, are supported by an instrumentality's or agency's right to borrow money from the U.S. Treasury under certain circumstances. Other U.S. Government securities may be supported only by the credit of the entity that issues them. Due to fluctuations in interest rates, the market value of such securities may vary during the period a shareholder owns shares of the Fund. Neither the United States, nor any agency or instrumentality thereof, has guaranteed, sponsored or approved the Fund or its shares. The Fund will seek to maintain a stable net asset value at $1.00 per share. There is no assurance that the Fund's investment objectives will be achieved.

          The Fund, may, consistent with its respective investment objective and policies, invest in mortgage-related securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

         Mortgage-related securities represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as the Government National Mortgage Association and government-related organizations such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, as well as by nongovernmental issuers such as commercial banks, savings and loan institutions, mortgage bankers, and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If the Fund purchases a mortgage-related security at a premium, that portion may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral. To an even greater extent than other interest-bearing securities, the prices of such securities may be extremely sensitive to, and inversely affected by, changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment. For this and other reasons, a mortgage-related security's stated maturity may be shortened by unscheduled prepayments on the underlying mortgages and, therefore, it is not possible to predict accurately the security's return to the Fund. Lower than estimated prepayments from an increase in interest rates might alter the expected average life of such securities and increase volatility. In addition, regular payments received in respect of mortgage-related securities include both interest and principal. No assurance can be given as to the return that the Fund will receive when these amounts are reinvested.

Investment Policies

         Securities held by the Fund may be subject to repurchase agreements. A repurchase agreement is a transaction in which the Fund agrees to purchase portfolio securities from financial institutions, such as banks and broker-dealers, subject to the seller's agreement to repurchase them at an agreed upon time and price. Although the securities subject to a repurchase agreement might bear maturities exceeding thirteen months, the Fund presently intends only to enter into repurchase agreements with maturities in excess of seven days in cases where a liquidity feature, such as a put option, permits the Fund to liquidate or terminate the repurchase agreement within seven days. The seller under a repurchase agreement will be required to maintain the value of the securities subject to the repurchase agreement at not less than 102% of the principal value of the repurchase agreement, including any accrued interest earned on the repurchase agreement. The Fund's custodian or subcustodian will take possession of such collateral. The seller will collateralize the repurchase agreement with U.S. Treasury obligations and other direct obligations of the U.S. Government or its agencies or instrumentalities. Default by or bankruptcy of the seller may, however, expose the Fund to possible loss because of adverse market action or delay or transaction costs in connection with the disposition of the underlying obligations. The Fund may enter into agreements with a single counterparty that constitutes more than 5% of Fund assets.

         The Fund may, in certain cases, calculate the maturity of a security with a floating or variable rate or a demand feature in the manner specified in Rule 2a-7 under the Investment Company Act, with the effect that the maturity is deemed to be shorter than its final date.

         The Fund intends to purchase U.S. Treasury securities at auction from the Federal Reserve.

Investment Restrictions

         The Fund is subject to a number of investment restrictions which reflect self-imposed standards as well as federal regulatory limitations. These limitations are designed to minimize certain risks associated with investing in specified types of securities or engaging in certain transactions. The investment restrictions may be changed only by a vote of a majority of the Fund's outstanding shares.

         The Fund may not:

         1) Purchase securities other than direct obligations of the U.S. Government or its agencies or instrumentalities, some of which may be subject to repurchase agreements, and repurchase agreements collateralized to 102% by direct obligations of the U.S. Government or its agencies or instrumentalities.

         2) Make loans, except that the Fund may purchase or hold debt instruments, and enter into repurchase agreements in accordance with its investment objective and policies.

         3) Borrow money or issue senior securities, except that the Fund may borrow from banks for temporary purposes in amounts up to 10% of the value of its total assets at the time of such borrowing; or mortgage, pledge or hypothecate any assets, except in connection with any such borrowings and in amounts not in excess of the dollar amounts borrowed or 10% of the value of the Fund's assets at the time of borrowing. The Fund may not purchase securities while its borrowings are outstanding.

         4) With respect to more than 10% of Fund assets, enter into repurchase agreements providing for settlement more than seven days after notice without a liquidity feature such as a put option, permitting the Fund to liquidate or terminate the repurchase agreement within seven days.

         5) Purchase municipal bonds issued by an issuer any of whose outstanding bonds are insured by Financial Guarantee Insurance Corporation ("FGIC").

         6) Purchase collateralized mortgage obligations, inverse floaters or any other securities commonly known as "derivatives".

         7) Purchase illiquid securities, except for fully collateralized repurchase agreements that, because of term limitations, are deemed to be illiquid.

         8) Hold securities with remaining maturities exceeding thirteen months.

         9) Purchase reverse repurchase agreements.

Determination of Net Asset Value

         The value of the Fund's shares is referred to as "net asset value". Net asset value per share for purposes of pricing purchases and redemptions is calculated by adding the value of all securities and other assets belonging to the Fund, subtracting its liabilities, and dividing the result by the number of the Fund's outstanding shares. Net asset value is determined as of 5:00 p.m. Eastern Time on each day the New York Federal Reserve and the New York Stock Exchange are open for business. Currently, either the New York Federal Reserve or the New York Stock Exchange is closed on New Years Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans' Day, Thanksgiving Day and Christmas Day. A "Business Day" is any day on which the New York Federal Reserve and the New York Stock Exchange are open for business.

         The Board of Trustees has established procedures designed to maintain a stable net asset value of $1.00 per share, to the extent reasonably possible. The Board of Trustees has approved and adopted procedures under Rule 2a-7 under the Investment Company Act of 1940, as amended, which was enacted by the SEC with the intent of stabilizing money market funds at $1.00 per share. Under the guidelines of Rule 2a-7, the Fund uses the amortized cost method to value its portfolio securities. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period of maturity, regardless of the impact of fluctuating interest rates on the market value of the security. Rule 2a-7 also provides that the Fund must also do a "mark-to-market" analysis, where it is determined the degree to which any variations may exist between the amortized pricing method and the actual market price of the securities in the Fund. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, the Board will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity.

         Rule 2a-7 also requires the Fund to maintain a dollar weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities of 13 months or less and invest only in securities determined by the Trust's Board of Trustees to be "eligible securities" and that present minimal credit risks. The Board of Trustees or its delegate reviews the portfolio securities monthly and at regularly scheduled quarterly Board of Trustees meetings. There can be no assurance that at all times the $1.00 price per share can be maintained. See the Statement of Additional Information for more details.

Dividends and Distributions

         The Fund's net income is declared daily as a dividend at the close of business on the day of declaration. Your shares begin earning dividends on the day you purchase them, and continue to earn dividends through and including the day before you redeem them. See "How to Invest in the Fund". The Fund pays dividends not later than five business days after the end of each month in the form of additional shares of the Fund, unless you elect prior to the date of distribution to receive payment in cash. Reinvested dividends and distributions receive the same tax treatment as those paid in cash. If you redeem all of your shares in the Fund, the Fund will pay your dividends in cash not later than five business days after the redemption.


SUITABILITY

         The Fund is designed as an economical and convenient professionally managed investment vehicle for institutional investors and high net worth individuals with cash balances or cash reserves who seek as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund is designed to meet the specific cash management needs of institutional investors such as Municipal Investors, broker/dealers, corporations, investments advisers, credit unions, banks, insurance companies and other institutional investors. "Municipal Investors" include any State, county, municipality, school district, special district or political subdivision in the United States. The Fund may also be suitable for institutions seeking an investment vehicle for daily cash sweep or liquidity purposes on behalf of their clients.

         Legislation in each state sets forth guidelines and limitations with respect to investments by Municipal Investors located within the state. In addition, Municipal Investors may be subject to local laws or have their own guidelines and policies prescribing acceptable investments for cash management purposes. Each Municipal Investor planning to invest in the Fund must independently verify that the Fund meets all of the criteria of investment policies and guidelines applicable to such Municipal Investor.

         Future statutory or regulatory changes, as well as future judicial or administrative decisions and interpretations of present and future statutes and regulations could prevent a Municipal Investor from continuing its investment in the Fund. Each Municipal Investor should therefore remain aware of any changes in the applicable regulation of permitted investments.

         The Fund offers the advantages of purchasing power efficiencies and diversification of risk. Generally, in purchasing debt instruments from dealers, the percentage difference between the bid and asked price tends to decrease as the size of the transaction increases. The Fund also offers investors the opportunity to participate in a portfolio of U.S. government obligations which is more diversified in terms of issues and maturities than a portfolio a single investor may otherwise be able to invest in.

         Investment in the Fund relieves the investor of money management and administrative burdens usually associated with the direct purchase and sale of U.S. Government debt instruments. These include the selection of the portfolio investments; surveying the market for the best terms at which to buy and sell; scheduling and monitoring maturities and reinvestments; receipt, delivery and safekeeping of securities; and portfolio recordkeeping.

         The Fund qualifies as an eligible investment for federally chartered credit unions pursuant to Sections 107 of the Federal Credit Union Act and Part 703 of the National Credit Union Administration Rules and Regulations. The Fund intends to review changes in the applicable laws, rules and regulations governing eligible investments for federally chartered credit unions, and take such action as may be necessary so that the investments of the Fund qualify as eligible investments under the Federal Credit Union Act and the regulations thereunder. Shares of the Fund, however, may or may not qualify as eligible investments for particular state chartered credit unions. The Fund encourages each state chartered credit union to consult qualified legal counsel concerning whether the Fund is a permissible investment under the laws applicable to it.

MANAGEMENT OF THE FUND

Investment Adviser

         At a meeting held on January 20, 1997, the Trustees approved a new Investment Advisory Agreement with GEIM. The new Investment Advisory Agreement was submitted to shareholders for their consideration pursuant to a Proxy Statement dated March 3, 1997 and subsequently approved by a majority of the shareholders at a Special Meeting held on March 21, 1997. The Adviser is a wholly-owned subsidiary of General Electric Company ("GE"). The principal address of the Adviser is 3003 Summer Street, Stamford, CT 06905.

         Through GEIM and General Electric Investment Corporation ("GEIC"), an affiliated company of GEIM, wholly owned by GE, and their predecessors, GE has more than 70 years of investment management experience. GEIM and GEIC collectively provide investment management services to various institutional accounts with total assets as of June 30, 1998 of approximately $69 billion, of which approximately $1.7 billion was invested in money market funds regulated under Rule 2a-7.

         Pursuant to the Investment Advisory Agreement, the Adviser has agreed to provide a continuous investment program for the Fund, including investment research and management with respect to the assets of the Fund. GEIM is entitled to receive management fees of 0.04% on the first $500 million of average net assets of the Fund, 0.06% on the next $500 million and 0.08% on average net assets in excess of $1 billion.

Administrator, Transfer Agent and Bookkeeping and Pricing Agent

         ALPS serves as the Fund's Administrator. As Administrator, ALPS has agreed to: assist in maintaining the Fund's office; furnish the Fund with clerical and certain other services; compile data for and prepare notices and semi-annual reports to the Securities and Exchange Commission; prepare filings with state securities commissions; coordinate Federal and state tax returns; monitor the Fund's expense accruals; monitor compliance with the Fund's investment policies and limitations; and generally assist in the Fund's operations. ALPS is entitled to receive a fee from the Fund for its administrative services computed daily and payable monthly, at the annual rate of the greater of $360,000 or 0.16% of average daily net assets of the Fund up to $500 million, 0.14% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.12% of average daily net assets of the Fund in excess of $1 billion. ALPS has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of the Fund expenses, to the extent necessary for the Fund to maintain a total expense ratio of not more than 0.20% of the average net assets of the Fund. ALPS reserves the right to modify or terminate the fee waiver and assumption of expenses at any time. ALPS may also pay third parties from time to time for rendering services to the Fund and/or shareholders.

         ALPS also serves as the Fund's Transfer Agent and Bookkeeping and Pricing Agent.

Custodian

         State Street Bank and Trust Company of Connecticut, N.A., located at 750 Main Street, Suite 1114, Hartford, Connecticut 06103, serves as Custodian for the Fund.

Sub-Custodian

         State Street Bank and Trust Company, located at P.O. Box 1978, Boston, Massachusetts 02015, serves as Sub-Custodian for the Fund.


HOW TO INVEST IN THE FUND

         Shares in the Fund are distributed on a continuous basis by ALPS, the Fund's Sponsor and Distributor. ALPS has its principal office at 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202 and may be reached at (800) 298-3442.

General Procedures

         You may purchase Fund shares through ALPS, the Fund's Transfer Agent. Investors shall pay for their purchase of Fund shares by using the Federal Reserve Wire System. Shares of the Fund may be purchased at the net asset value next determined after an order is received and accepted. The Fund does not impose any sales-related charges in connection with purchases of shares. The Fund may discontinue offering its shares in any state without notice to shareholders.

         An initial investment in the Fund must be preceded or accompanied by a completed, signed application. The application should be forwarded to:

                  Financial Investors Trust
                  370 17th Street, Suite 3100
                  Denver, CO 80202

         Purchases by telephone or facsimile can be made after an account has been established by the Transfer Agent as described below. The Trust reserves the right to reject any purchase order.

Purchase Price

         Your purchase of Fund shares will be effected at the net asset value next determined after the Fund receives your purchase order in proper form and payment in the form of Federal Funds. If your order is accompanied by Federal Funds, or is converted into Federal Funds by 5:00 p.m. Eastern Time on a Business Day, it will be executed on that day. If the Fund receives your order and payment in the form of Federal Funds after 5:00 p.m. Eastern Time on a Business Day, your order will be processed the next Business Day.

Telephone and Facsimile Purchases

         You can purchase Fund shares by telephone or facsimile once you have established your account with the Fund and selected facsimile and/or telephone privileges on your Account Application. In order to qualify for dividends on the day of purchase, telephone or facsimile orders must be placed and Federal Funds must be in the Fund's custody account by 5:00 p.m. Eastern Time on Business Days. If Federal Funds arrive in the Fund's custody account after the stated deadline, the account will be credited the next Business Day.

Minimum Investment and Account Balances

         The minimum initial investment in the Fund is $1,000,000 and additional investments may be made in any amount. The minimum purchase requirements do not apply to reinvested dividends. If an account balance falls below $200,000 due to redemptions or exchanges, the account may be closed and the proceeds wired to the bank account of record, or a check will be issued and sent to the party of record. An investor will be given 30 days notice that the account will be closed unless an additional investment is made to increase the account balance to the $200,000 minimum.

Statements and Reports

         The Trust will send you a statement of your account after every transaction that affects your share balance or your account registration. A statement with tax information and an annual statement will be mailed to you by January 31 of each year, and also will be filed with the IRS. At least twice a year, you will receive financial statements in the form of Annual and Semi-Annual Reports of the Fund.


HOW TO REDEEM SHARES

General Procedures

         Shareholders may redeem all or any part of the value of their account(s) on any Business Day. You may redeem by mail, telephone or facsimile if you have established that capability with the Fund. Redemption orders are processed at the net asset value per share next determined after the Fund receives your order. If the Fund receives your redemption order before 1:00 p.m. Eastern Time on a Business Day, the Fund will generally pay for your redeemed shares on that day. Otherwise, the Fund will generally pay for your redeemed shares on the next Business Day. The Fund reserves the right to pay for redeemed shares within seven days after receiving your redemption order if, in the judgment of the Adviser, an earlier payment could adversely affect the Fund.

Regular Redemption

         You may redeem shares by sending a written request to Financial Investors Trust, 370 17th Street, Suite 3100, Denver, CO 80202. You must sign a redemption request. (All individuals with authority on the account must co-sign.) Your written redemption request must:

           (i) state the number of shares to be redeemed;
          (ii) identify your shareholder account number; and
         (iii)  provide your tax identification number.

         Each signature must be guaranteed by either a bank that is a member of the FDIC, a trust company or a member firm of a national securities exchange or other eligible guarantor institution. The Fund will not accept guarantees from notaries public. Guarantees must be signed by an authorized person at the guarantor institution, and the words "Signature Guaranteed" must appear with the signature. A redemption request will not be deemed to be properly received until the Fund receives all required documents in proper form.

         When the Fund wires your redemption proceeds, the wire must be paid to the same bank and account as designated on the Fund's Account Application or in your written instructions to the Fund. If your bank is not a member of the Federal Reserve System, your redemption proceeds will be wired to a correspondent bank. Immediate notification by the correspondent bank to your bank will be necessary to avoid a delay in crediting the funds to your bank account.

Telephone and Facsimile Redemption

         You may redeem shares by telephone or facsimile. Shareholders must check the appropriate box on the Account Application to activate facsimile and/or telephone redemption privileges. Shares may be redeemed by telephoning the Fund at (800) 298-3442 (or sending a facsimile transmission to the Fund at (303) 825-2575 and giving the account name, account number, Personal Identification Number (PIN#), name of Fund and amount of redemption. Proceeds from redemptions will be wired directly to your account at a commercial bank within the United States.

         In order to arrange for facsimile and/or telephone redemptions after you have opened your account, or to change the bank account or address designated to receive redemption proceeds, send a written request to the Fund at the address listed under "Regular Redemption". The request must be signed by you and each other shareholder of the account involved, with the signatures guaranteed as described above. The Trust may modify or terminate procedures for redeeming shares by telephone but will not materially change or terminate it without giving shareholders 60 days' written notice.

         During periods of substantial economic or market change, telephone or facsimile redemptions may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may redeem your shares by mail as described above under "Regular Redemption".

         By electing the facsimile and/or telephone redemption option, you may be giving up a measure of security which you might have had if you were to redeem in writing. The Trust will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine, such as recording telephone calls, providing written confirmation of transactions, or requiring a form of personal identification prior to acting on instructions received by telephone or facsimile. To the extent the Trust does not employ reasonable procedures, it and/or its service contractors may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Trust nor ALPS will be liable for following instructions communicated by telephone or facsimile that are reasonably believed to be genuine. Accordingly, you, as a result of this policy, may bear the risk of fraudulent telephone or facsimile redemption transactions.

General Redemption Information

         Except for the presence of certain exceptional circumstances as described in the Investment Company Act of 1940, the Fund will pay for redeemed shares by mail within seven days after the Fund receives your order and supporting documents in proper form (except as provided by the rules of the Securities and Exchange Commission). Where payment is to be made by wire via the Federal Reserve Wire System, the Fund will wire redemption proceeds on the same day after receiving your redemption order, provided it is made before 1:00 p.m. Eastern Time on Business Days.

There is no charge for share redemptions. The Fund may redeem an account that has a balance of less than $200,000 if the shareholder does not increase the amount of the account to at least $200,000 upon 30 days' notice.

         Please direct questions concerning the proper form for redemption requests to the Fund at (800) 298-3442.

SHAREHOLDER SERVICES

Exchange Privilege

         You may sell your Fund shares and buy shares of the U.S. Treasury Money Market Fund, another investment portfolio of the Trust, in exchange by written request. There are no fees or commissions for exchanging Fund shares. If you have established the privilege on your Account Application, you may also initiate exchanges by telephone or facsimile. Exchange requests should be directed to the Fund at (800) 298-3442.

         Exchange transactions must be for amounts of $1,000 or more. Exchanges may have tax consequences, so you should consult your tax adviser for further information. The U.S. Treasury Money Market Fund or other investment portfolio must be registered for sale in your state and must meet the investment criteria for your institution. See "Suitability" in the U.S. Treasury Money Market Fund's prospectus. Prior to requesting an exchange of Fund shares you should call the Fund at (800) 298-3442. You should read the current prospectus for the U.S. Treasury Money Market Fund before investing. Each Fund has its own minimum balance requirements which must be adhered to.

         During periods of significant economic or market change, telephone or facsimile exchanges may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may also mail the exchange request to the Fund at the address listed under "Regular Redemption". Neither the Trust nor ALPS will be responsible for the authenticity of exchange instructions received by telephone or facsimile except as set forth under "How to Redeem Shares - Telephone and Facsimile Redemption".

         The Trust can provide you with information concerning certain limitations on the exchange privilege, including those related to frequency. The Trust may modify or terminate the exchange privilege but will not materially change or terminate it without giving shareholders 60 days' written notice.


TAXES

         While municipal investors are generally exempt from Federal income taxes, each investor should independently ascertain its tax status. With respect to investors who are not exempt from Federal income taxes, dividends derived from net investment income and short term capital gains are taxable as ordinary income distributions and are taxable when paid, whether investors receive distributions in cash or reinvest them in additional shares, except that distributions declared in December and paid in January are taxable as if paid on December 31. The Fund will send to non-exempt investors an IRS Form 1099-DIV showing their taxable distributions for the past calendar year.

         The Fund has qualified and intends to continue to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). This qualification will relieve the Fund of liability for Federal income taxes to the extent its earnings are distributed in accordance with the Code and it meets other requirements for qualification as set forth in the Code.

         The information above is only a summary of some of the federal tax consequences generally affecting the Fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to Federal taxes, investors may be subject to state or local taxes on their investment. Investors should consult their tax advisor to determine whether the Fund is suitable to their particular tax situation.

         When investors sign their account application, they will be asked to certify that their social security or taxpayer identification number is correct and that they are not subject to 31% backup withholding for failing to report income to the IRS. If investors violate IRS regulations, the IRS can require the Fund to withhold 31% of taxable distributions and redemptions.

         The Fund declares dividends from net investment income daily and pays such dividends monthly. The Fund intends to distribute substantially all of its net investment income and capital gains, if any, to shareholders within each calendar year as well as on a fiscal year basis.

         Since all of the Fund's net investment income is expected to be derived from earned interest, it is anticipated that all dividends paid by the Fund will be taxable as ordinary income to those shareholders who are not exempt from Federal income taxes, and that no part of any distribution will be eligible for the dividends received deduction for corporations.

OTHER INFORMATION

Capitalization

         Financial Investors Trust was organized as a Delaware business trust on November 30, 1993 and currently consists of six separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.

         Under Delaware law, shareholders could, under certain circumstances, be held personally liable for the obligations of a series of the Trust but only to the extent of the shareholder's investment in such series. However, the Trust Instrument disclaims liability of the shareholders, Trustees or Officers of the Trust for acts or obligations of the Trust, which are binding only on the assets and property of each series of the Trust and requires that notice of the disclaimer be given in each contract or obligations entered into or executed by the Trust or the Trustees. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations and should be considered remote and is limited to the amount of the shareholder's investment in the Fund.

Voting

         Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Trust Instrument, they may be entitled to vote. The Trust is not required to hold regular annual meetings of the Fund's shareholders and does not intend to do so. Shareholders of the Fund may vote separately on items which affect only the Fund.

         The Trust Instrument provides that the holders of not less than two-thirds of the outstanding shares of the Trust may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting of shareholders for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Trust or the Fund.

         Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in this Prospectus, the phrase "vote of a majority of the outstanding shares" of the Fund (or the Trust) means the vote of the lesser of: (1) 67% of the shares of the Fund (or the Trust) present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy: or (2) more than 50% of the outstanding shares of the Fund.

Performance Information

         From time to time, the Fund may quote its "yield" and "effective yield" in advertisements or in communications to shareholders. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" quoted in advertisements refers to the income generated by an investment in the Fund over a specified seven-day period. This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.

         Additionally, the yield of the Fund may be compared in advertisements or in reports to shareholders to those of other mutual funds with similar investment objectives and to other relevant indices or to rankings prepared by independent services or other financial or industry publications that monitor the performance of mutual funds. For example, the Funds' yields may be compared to the IBC/Donoghue's Money Fund Average, which is an average compiled by IBC/Donoghue's Money Fund Report. In addition, yields may be compared to the average yields reported by the Bank Rate Monitor for money market deposit accounts offered by the 50 leading banks and thrift institutions in the top five standard metropolitan statistical areas.

         Yield data as reported in national financial publications, including Money Magazine, Forbes, Barron's, The Wall Street Journal and The New York Times, or in publications of a local or regional nature, may also be used in comparing the yields of the Fund.

         Since yields fluctuate, you cannot necessarily use yield data to compare an investment in the Funds' shares with bank deposits, savings accounts and similar investment alternatives which often provide an agreed or guaranteed fixed yield for a stated period of time. Yield is generally a function of the kind and quality of the instruments held in a portfolio, portfolio maturity, operating expenses and market conditions. Any fees charged by service institutions directly to their customer accounts in connection with investments in shares of the Fund will not be included in the Fund's calculations of yield.

Inquiries

         Please write or call the Trust at the address or telephone number listed on the cover of this Prospectus with any inquiries you may have regarding the Fund or any other investment portfolios of the Trust that are not offered by this Prospectus.






















        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, OR IN THE FUND'S
           STATEMENT OF ADDITIONAL INFORMATION INCORPORATED HEREIN BY
       REFERENCE, IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS
      AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
          BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR ITS
      DISTRIBUTOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE
     TRUST OR BY THE DISTRIBUTOR IN ANY JURISDICTION IN WHICH SUCH OFFERING
                           MAY NOT LAWFULLY BE MADE.

                      FINANCIAL INVESTORS TRUST                  August 28, 1998

370 Seventeenth Street
Suite 3100
Denver, Colorado  80202-5631
For additional information, call (800) 298-3442

PRIME MONEY MARKET FUND - CLASS I

     This Prospectus describes the Prime Money Market Fund (the "Fund"), a diversified money market fund. The Fund seeks to provide investors with as high a level of current income as is consistent with the preservation of capital and liquidity by investing in a defined group of short-term, U.S. dollar denominated money market instruments. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less and seeks to maintain its net asset value per share at $1.00 for purposes of purchases and redemptions.

     This Prospectus offers exclusively Class I shares of the Fund. Class I shares of the Fund are sold generally to municipal investors, including municipalities, counties and state agencies, as well as other institutional investors such as broker/dealers, corporations, investment advisers, credit unions, banks, insurance companies and other financial institutions and high net worth individuals that meet the $1,000,000 minimum investment threshold for this class of shares. The Fund also offers Class II shares - see "Other Information - Capitalization."

     The Fund is sponsored and distributed by ALPS Mutual Funds Services, Inc. ("ALPS" or the "Administrator" or "Distributor") and is advised by GE Investment Management Incorporated ("GEIM" or the "Adviser").

     Shares in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the FDIC, the Federal Reserve Board, or any other agency or insurer and they may involve investment risks including the possible loss of principal.

     This Prospectus sets forth concisely the information you should consider before investing in the Fund. Please read this Prospectus and keep it for future reference. Additional information about the Fund is contained in a Statement of Additional Information (the "Statement of Additional Information") which has been filed with the Securities and Exchange Commission ("SEC") and is available upon request without charge by writing to or calling the Trust at the address and telephone number listed above. The Statement of Additional Information bears the same date as this Prospectus and is incorporated herein by reference.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. AN INVESTMENT IN THE FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT THE FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                                TABLE OF CONTENTS

                                                                             Page
                                                                             ----
EXPENSE SUMMARY                                                               3

FUND OPERATIONS                                                               4

SUITABILITY                                                                   8

MANAGEMENT OF THE FUND                                                        9

HOW TO INVEST IN THE FUND                                                    10

HOW TO REDEEM SHARES                                                         11

SHAREHOLDER SERVICES                                                         13

TAXES                                                                        14

INVESTMENT INSTRUMENTS, TRANSACTIONS AND RISKS                               14

OTHER INFORMATION                                                            17

 EXPENSE SUMMARY

     The summary below shows shareholder transaction expenses imposed by the Fund and annual Fund operating expenses based on anticipated operating expenses of the Fund. A hypothetical example based on the summary is also shown. "Shareholder Transaction Expenses" are charges you pay when buying or selling shares of the Fund whereas "Annual Fund Operating Expenses" are paid out of the Fund's assets and include fees for portfolio management, fund administration and other services.

Shareholder Transaction Expenses

         Maximum Sales Load on Purchases
         of Fund Shares                              None
         Deferred Sales Load                         None
         Redemption Fees                             None
         Exchange Fee                                None

Annual Fund Operating Expenses (as a percentage of average net assets)

     The Management Fees described in the table below are based upon the anticipated operating expenses of the Fund. Management Fees may be higher to the extent the Fund's average net assets exceed $500 million. Please read the following Annual Fund Operating Expenses summary and accompanying footnotes carefully before investing.

         Management Fees (1)                                   0.04%
         12b-1 Fees                                            None
         All Other Expenses(2)
          (Net of Fee Waivers and Reimbursements)              0.16%
         Total Fund Operating Expenses
           (Net of Fee Waivers and Reimbursements)(2)          0.20%

     (1) The Fund is obligated to pay management fees to GEIM at the maximum annual rate of 0.08% of the Fund's average net assets. Under its Investment Advisory Agreement with the Fund, GEIM is entitled to receive management fees of 0.04% on the first $500 million of average net assets of the Fund, 0.06% on the next $500 million and 0.08% on average net assets in excess of $1 billion.

     (2) The amount for "All Other Expenses" includes administration fees payable to the Administrator calculated daily and payable monthly, at an annual rate of the greater of $360,000 or 0.16% of average daily net assets of the Fund up to $500 million, 0.14% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.12% of average daily net assets of the Fund in excess of $1 billion. The Administrator has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of the Fund expenses, to the extent necessary for Class I of the Fund to maintain a total expense ratio of not more than 0.20% of average net assets. Without this voluntary fee waiver and assumption of expenses, and assuming payment of the maximum management and administration fees, All Other Expenses and Total Fund Operating Expenses would be 0.81% and 0.85%, respectively, of the average net assets of Class I of the Fund. The Administrator reserves the right to modify or terminate the fee waiver and assumption of expenses at any time.

     The following example should not be considered a representation of future expenses. The expenses set forth above and the example set forth below reflect the non-imposition of certain fees and expenses. Actual expenses may be greater or less than those shown.

Example:

     Based upon the above summary of expenses and assuming a 5% annual return, redemption at the end of each time period and the reinvestment of all dividends and distributions, you would pay the following expenses on a $1,000,000 investment in Class I of the Fund:

                        1 Year               $2,050
                        3 Years              $6,450


Other Information:

     The Expense Summary and Example are intended to help you understand the expenses you would bear either directly (as with the Shareholder Transaction Expenses) or indirectly (as with the Annual Fund Operating Expenses) as a Fund shareholder. As stated above, the Fund does not impose any sales-related charges in connection with purchases of its shares, although certain service institutions may charge their clients fees in connection with purchases and sales for the accounts of their clients. These fees are in addition to the expenses shown in the Expense Summary and Example. For a more complete description of the Fund's operating expenses, see "Management of the Fund" in this Prospectus and the Statement of Additional Information.

FUND OPERATIONS

Investment Objective

     The Adviser will use its best efforts to achieve the investment objective of the Fund as described below, although the achievement of the investment objective, of course, cannot be assured. You should not consider the Fund, by itself, to be a complete investment program. The Fund is a diversified, open-end management investment company.

     The investment objective of the Fund is to seek as high a level of current income as is consistent with the preservation of capital and liquidity. In seeking its objective, the Fund's investments include, but are not limited to, the following U.S. dollar denominated, short-term money market instruments: (1) securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities ("Government Securities"); (2) debt obligations of corporations, banks, savings and loan institutions, insurance companies and mortgage bankers; (3) commercial paper and notes, including those with floating or variable rates of interest; (4) debt obligations of U.S. branches of foreign banks; (5) repurchase agreements; (6) asset-backed or mortgage-related securities; (7) stripped Government Securities; and (8) zero coupon bonds.

     The Fund limits its portfolio investments to securities that the Trust's Board of Trustees determines present minimal credit risk and that are "Eligible Securities" at the time of acquisition by the Fund. "Eligible Securities" as used in this Prospectus means securities rated by the requisite "nationally recognized statistical rating organization" ("NRSRO") in one of the two highest short-term rating categories, consisting of issuers that have received these ratings with respect to other short-term debt securities and comparable unrated securities. "Requisite NRSROs" means (1) any two NRSROs that have issued ratings with respect to a security or class of debt obligations of an issuer or (2) one NRSRO, if only one NRSRO has issued such a rating at the time that the Fund acquires the security. Currently, six organizations are NRSROs: S&P, Moody's, Fitch Investors Service, Inc., Duff and Phelps, Inc., IBCA Limited and its affiliate, IBCA, Inc., and Thomson BankWatch, Inc. A discussion of the ratings categories is contained in the Appendix to the Statement of Additional Information. By limiting its investments to Eligible Securities, the Fund may not achieve as high a level of current income as a fund investing in lower-rated securities.

     The Fund may not invest more than 5% of its total assets in the securities of any one issuer, except for Government Securities and except to the extent permitted under rules adopted by the SEC under the Investment Company Act of 1940, as amended ("1940 Act"). In addition, the Fund may not invest more than 5% of its total assets in Eligible Securities that have not received the highest rating from the Requisite NRSROs and comparable unrated securities ("Second Tier Securities"), and may not invest more than the greater of $1,000,000 or 1% of its total assets in the Second Tier Securities of any one issuer. The Fund may invest more than 5% (but not more than 25%) of the then-current value of the Fund's total assets in the securities of a single issuer for a period of up to three business days, so long as (1) the securities either are rated by the Requisite NRSROs in the highest short-term rating category or are securities of issuers that have received such ratings with respect to other short-term debt securities or are comparable unrated securities and (2) the Fund does not make more than one such investment at any one time. Determinations of comparable quality for purchases of unrated securities are made by GEIM in accordance with procedures established by the Board of Trustees. The Fund invests only in instruments that have (or, pursuant to regulations adopted by the SEC, are deemed to have) remaining maturities of 13 months or less at the date of purchase (except securities subject to repurchase agreements), determined in accordance with a rule promulgated by the SEC. The Fund will maintain a dollar-weighted average portfolio maturity of 90 days or less. The assets of the Fund are valued on the basis of amortized cost, as described below under "Determination of Net Asset Value."

     The Fund, in addition to investing as described above, may hold Rule 144A Securities. In addition, the Fund may engage in the following types of investment techniques and strategies: entering into reverse repurchase agreements, entering into securities transactions on a when-issued or delayed-delivery basis and lending portfolio securities. These other instruments, investment techniques and strategies have risks and special considerations associated with them that are described below under "Investment Instruments, Transactions, Strategies and Risks."

Investment Restrictions

     The Fund is subject to a number of investment restrictions which reflect self-imposed standards as well as federal regulatory limitations. These limitations are designed to minimize certain risks associated with investing in specified types of securities or engaging in certain transactions. These investment restrictions and those identified as fundamental in the Statement of Additional Information may be changed only by a vote of a majority of the Fund's outstanding shares.

     The Fund may not:

     1) Borrow money, except that the Fund may enter into reverse repurchase agreements, and except that the Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests and cash payments of dividends and distributions that might otherwise require the untimely disposition of securities, in an amount not to exceed 33-1/3% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings, including reverse repurchase agreements, of 5% or more of the Fund's total assets are outstanding, the Fund will not make any additional investments.

     2) Lend its assets or money to other persons, except through (a) purchasing debt obligations, (b) lending portfolio securities in an amount not to exceed 30% of the Fund's assets taken at market value, (c) entering into repurchase agreements, and (d) entering into variable rate demand notes.

     3) Purchase securities (other than Government Securities) of any issuer if, as a result of the purchase, more than 5% of the Fund's total assets would be invested in the securities of the issuer. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

     4) Purchase more than 10% of the voting securities of any one issuer, or more than 10% of the outstanding securities of any class of issuer, except that this limitation is not applicable to the Fund's investments in Government Securities. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

     5) Invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that the Fund may invest more than 25% of the value of its total assets in securities issued by domestic banks. For purposes of this restriction, the term "industry" will be deemed to include (a) the government of any country other than the U.S., but not the U.S. Government and (b) all supranational organizations.

     If a percentage limitation on investments by the Fund stated above or in the Statement of Additional Information is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset values will not be deemed to violate the limitation except in the case of the limitations on borrowing and illiquid investments. The Fund is not required to sell a security if its rating is reduced or discontinued after purchase, but the Fund may consider doing so.

     It is the intention of the Fund, unless otherwise indicated, that with respect to the Fund's policies that are the result of the application of law, the Fund will take advantage of the flexibility provided by rules or interpretations of the SEC currently in existence or promulgated in the future or changes to such laws.

Determination of Net Asset Value

     The value of the Fund's shares is referred to as "net asset value". Net asset value per share of each Class for purposes of pricing purchases and redemptions is calculated by adding the value of each Class' proportionate share of all securities and other assets , subtracting its proportionate share of liabilities, and dividing the result by the number of outstanding shares of each Class. Within each Class, the expenses are allocated proportionately based on the net assets of each Class, except class-specific expenses which are allocated directly to the respective Class. Net asset value is determined as of 5:00 p.m. Eastern Time on each day the New York Federal Reserve and the New York Stock Exchange are open for business. Currently, either the New York Federal Reserve or the New York Stock Exchange is closed on New Years Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans' Day, Thanksgiving Day and Christmas Day. A "Business Day" is any day on which the New York Federal Reserve and the New York Stock Exchange are open for business.

     The Board of Trustees has established procedures designed to maintain a stable net asset value of $1.00 per share, to the extent reasonably possible. The Board of Trustees has approved and adopted procedures under Rule 2a-7 under the Investment Company Act of 1940, as amended, which was enacted by the SEC with the intent of stabilizing money market funds at $1.00 per share. Under the guidelines of Rule 2a-7, the Fund uses the amortized cost method to value its portfolio securities. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period of maturity, regardless of the impact of fluctuating interest rates on the market value of the security. Rule 2a-7 also provides that the Fund must also do a "mark-to-market" analysis, where it is determined the degree to which any variations may exist between the amortized pricing method and the actual market price of the securities in the Fund. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, the Board will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity.

     Rule 2a-7 also requires the Fund to maintain a dollar weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities of 13 months or less and invest only in securities determined by the Trust's Board of Trustees to be "eligible securities" and that present minimal credit risks. The Board of Trustees or its delegate reviews the portfolio securities monthly and at regularly scheduled quarterly Board of Trustees meetings. There can be no assurance that at all times the $1.00 price per share can be maintained. See the Statement of Additional Information for more details.

Dividends and Distributions

     The Fund's net income is declared daily as a dividend at the close of business on the day of declaration. Your shares begin earning dividends on the day you purchase them, and continue to earn dividends through and including the day before you redeem them. See "How to Invest in the Fund". The Fund pays dividends not later than five business days after the end of each month in the form of additional shares of the Fund, unless you elect prior to the date of distribution to receive payment in cash. Reinvested dividends and distributions receive the same tax treatment as those paid in cash. If you redeem all of your shares in the Fund, the Fund will pay your dividends in cash not later than five business days after the redemption.

SUITABILITY

The Fund is designed as an economical and convenient professionally managed investment vehicle for institutional investors and high net worth individuals with cash balances or cash reserves who seek as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund is designed to meet the specific cash management needs of institutional investors such as Municipal Investors, broker/dealers, corporations, investments advisers, credit unions, banks, insurance companies and other institutional investors. "Municipal Investors" include any State, county, municipality, school district, special district or political subdivision in the United States. The Fund may also be suitable for institutions seeking an investment vehicle for daily cash sweep or liquidity purposes on behalf of their clients.

     Legislation in each state sets forth guidelines and limitations with respect to investments by Municipal Investors located within the state. In addition, Municipal Investors may be subject to local laws or have their own guidelines and policies prescribing acceptable investments for cash management purposes. Each Municipal Investor planning to invest in the Fund must independently verify that the Fund meets all of the criteria of investment policies and guidelines applicable to such Municipal Investor.

     Future statutory or regulatory changes, as well as future judicial or administrative decisions and interpretations of present and future statutes and regulations could prevent a Municipal Investor from continuing its investment in the Fund. Each Municipal Investor should therefore remain aware of any changes in the applicable regulation of permitted investments.

     The Fund offers the advantages of purchasing power efficiencies and diversification of risk. Generally, in purchasing debt instruments from dealers, the percentage difference between the bid and asked price tends to decrease as the size of the transaction increases. The Fund also offers investors the opportunity to participate in a portfolio of money market instruments which is more diversified in terms of issues and maturities than a portfolio a single investor may otherwise be able to invest in.

     Investment in the Fund relieves the investor of money management and administrative burdens usually associated with the direct purchase and sale of money market instruments. These include the selection of the portfolio investments; surveying the market for the best terms at which to buy and sell; scheduling and monitoring maturities and reinvestments; receipt, delivery and safekeeping of securities; and portfolio recordkeeping.

MANAGEMENT OF THE FUND

Investment Adviser

     The Adviser, GEIM, is a wholly-owned subsidiary of General Electric Company ("GE"). The principal address of the Adviser is 3003 Summer Street, Stamford, CT 06905.

     Through GEIM and General Electric Investment Corporation ("GEIC"), an affiliated company of GEIM, wholly owned by GE, and their predecessors, GE has more than 70 years of investment management experience. GEIM and GEIC collectively provide investment management services to various institutional accounts with total assets as of June 30, 1998 of approximately $69 billion, of which approximately $1.7 billion was invested in money market funds regulated under Rule 2a-7.

     Pursuant to the Investment Advisory Agreement, the Adviser has agreed to provide a continuous investment program for the Fund, including investment research and management with respect to the assets of the Fund. GEIM is entitled to receive management fees of 0.04% on the first $500 million of average net assets of the Fund, 0.06% on the next $500 million and 0.08% on average net assets in excess of $1 billion.

Administrator, Transfer Agent, Bookkeeping and Pricing Agent

     ALPS serves as the Fund's Administrator. As Administrator, ALPS has agreed to: assist in maintaining the Fund's office; furnish the Fund with clerical and certain other services; compile data for and prepare notices and semi-annual reports to the Securities and Exchange Commission; prepare filings with state securities commissions; coordinate Federal and state tax returns; monitor the Fund's expense accruals; monitor compliance with the Fund's investment policies and limitations; and generally assist in the Fund's operations. ALPS is entitled to receive a fee from the Fund for its administrative services computed daily and payable monthly, at the annual rate of the greater of $360,000 or 0.16% of average daily net assets of the Fund up to $500 million, 0.14% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.12% of average daily net assets of the Fund in excess of $1 billion. ALPS has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of the Fund expenses, to the extent necessary for Class I of the Fund to maintain a total expense ratio of not more than 0.20% of the average net assets of the Fund. ALPS reserves the right to modify or terminate the fee waiver and assumption of expenses at any time. ALPS and GEIM may also pay third parties from time to time for rendering services to the Fund and/or shareholders.

     In addition to its role as Administrator, ALPS serves as the Fund's Transfer Agent. ALPS also serves as the Fund's Bookkeeping and Pricing Agent. In this capacity, ALPS has agreed to maintain the financial accounts and records of the Fund and to compute the net asset value and certain other financial information relating to the Fund.

Custodian

     State Street Bank and Trust Company of Connecticut, N.A., located at 750 Main Street, Suite 1114, Hartford, Connecticut 06103, serves as Custodian for the Fund.

Sub-Custodian

     State Street Bank and Trust Company, located at P.O. Box 1978, Boston, Massachusetts 02015, serves as Sub-Custodian for the Fund.

HOW TO INVEST IN THE FUND

     Shares in the Fund are distributed on a continuous basis by ALPS, the Fund's Sponsor and Distributor. ALPS has its principal office at 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202 and may be reached at (800) 298-3442.

General Procedures

     You may purchase Fund shares through ALPS, the Fund's Transfer Agent. Investors shall pay for their purchase of Fund shares by using the Federal Reserve Wire System. Shares of the Fund may be purchased at the net asset value next determined after an order is received and accepted. The Fund does not impose any sales-related charges in connection with purchases of shares. The Fund may discontinue offering its shares in any state without notice to shareholders.

     An initial investment in the Fund must be preceded or accompanied by a completed, signed application. The application should be forwarded to:

                  Financial Investors Trust
                  370 17th Street, Suite 3100
                  Denver, Colorado  80202

     Purchases by telephone or facsimile can be made after an account has been established by the Transfer Agent as described below. The Trust reserves the right to reject any purchase order. Third-party checks will not be accepted. Check payments must be in U.S. dollars. Please include Fund name and account number on all checks.

Purchase Price

     Your purchase of Fund shares will be effected at the net asset value next determined after the Fund receives your purchase order in proper form and payment in the form of Federal Funds. If your order is accompanied by Federal Funds, or is converted into Federal Funds by 5:00 p.m. Eastern Time on a Business Day, it will be executed on that day. If the Fund receives your order and payment in the form of Federal Funds after 5:00 p.m. Eastern Time on a Business Day, your order will be processed the next Business Day.

Telephone and Facsimile Purchases

     You can purchase Fund shares by telephone or facsimile once you have established your account with the Fund and selected facsimile and/or telephone privileges on your Account Application. In order to qualify for dividends on the day of purchase, telephone or facsimile orders must be placed and Federal Funds must be in the Fund's custody account by 5:00 p.m. Eastern Time on Business Days. If

Federal Funds arrive in the Fund's custody account after the stated deadline the account will be credited the next Business Day.

Minimum Investment and Account Balances

     The minimum initial investment for Class I is $1,000,000 and additional investments may be made in any amount. The minimum purchase requirements do not apply to reinvested dividends. If an account balance in Class I falls below $200,000 due to redemptions or exchanges, the account may be closed and the proceeds wired to the bank account of record, or a check will be issued and sent to the party of record. An investor will be given 30 days notice that the account will be closed unless an additional investment is made to increase the account balance to the $200,000 minimum.

Statements and Reports

     The Trust will send you a statement of your account after every transaction that affects your share balance or your account registration. A statement with tax information and an annual statement will be mailed to you by January 31 of each year, and also will be filed with the IRS. At least twice a year, you will receive financial statements in the form of Annual and Semi-Annual Reports of the Fund.

HOW TO REDEEM SHARES

General Procedures

     Shareholders may redeem all or any part of the value of their account(s) on any Business Day. You may redeem by mail, telephone or facsimile if you have established that capability with the Fund. Redemption orders are processed at the net asset value per share next determined after the Fund receives your order. If the Fund receives your redemption order before 1:00 p.m. Eastern Time on a Business Day, the Fund will generally pay for your redeemed shares on that day. Otherwise, the Fund will generally pay for your redeemed shares on the next Business Day. The Fund reserves the right to pay for redeemed shares within seven days after receiving your redemption order if, in the judgment of the Adviser, an earlier payment could adversely affect the Fund.

Regular Redemption

     You may redeem shares by sending a written request to Financial Investors Trust, 370 17th Street, Suite 3100, Denver, CO 80202. You must sign a redemption request. (All individuals with authority on the account must co-sign.) Your written redemption request must:

     (i) state the number of shares to be redeemed;
    (ii) identify your shareholder account number; and
   (iii) provide your tax identification number.

     Each signature must be guaranteed by either a bank that is a member of the FDIC, a trust company or a member firm of a national securities exchange or other eligible guarantor institution. The Fund will not accept guarantees from notaries public. Guarantees must be signed by an authorized person at the guarantor institution, and the words "Signature Guaranteed" must appear with the signature. A redemption request will not be deemed to be properly received until the Fund receives all required documents in proper form.

     When the Fund wires your redemption proceeds, the wire must be paid to the same bank and account as designated on the Fund's Account Application or in your written instructions to the Fund. If your bank is not a member of the Federal Reserve System, your redemption proceeds will be wired to a correspondent bank. Immediate notification by the correspondent bank to your bank will be necessary to avoid a delay in crediting the funds to your bank account.

Telephone and Facsimile Redemption

     You may redeem shares by telephone or facsimile. Shareholders must check the appropriate box on the Account Application to activate facsimile and/or telephone redemption privileges. Shares may be redeemed by telephoning the Fund at (800) 298-3442 (or sending a facsimile transmission to the Fund at (303) 825-2575 and giving the account name, account number, Personal Identification Number (PIN#), name of Fund and amount of redemption. Proceeds from redemptions will be wired directly to your account at a commercial bank within the United States.

     In order to arrange for facsimile and/or telephone redemptions after you have opened your account, or to change the bank account or address designated to receive redemption proceeds, send a written request to the Fund at the address listed under "Regular Redemption". The request must be signed by you and each other shareholder of the account involved, with the signatures guaranteed as described above. The Trust may modify or terminate procedures for redeeming shares by telephone but will not materially change or terminate it without giving shareholders 60 days' written notice.

     During periods of substantial economic or market change, telephone or facsimile redemptions may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may redeem your shares by mail as described above under "Regular Redemption".

     By electing the facsimile and/or telephone redemption option, you may be giving up a measure of security which you might have had if you were to redeem in writing. The Trust will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine, such as recording telephone calls, providing written confirmation of transactions, or requiring a form of personal identification prior to acting on instructions received by telephone or facsimile. To the extent the Trust does not employ reasonable procedures, it and/or its service contractors may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Trust nor ALPS will be liable for following instructions communicated by telephone or facsimile that are reasonably believed to be genuine. Accordingly, you, as a result of this policy, may bear the risk of fraudulent telephone or facsimile redemption transactions.

General Redemption Information

     Except for the presence of certain exceptional circumstances as described in the Investment Company Act of 1940, the Fund will pay for redeemed shares by mail within seven days after the Fund receives your order and supporting documents in proper form (except as provided by the rules of the Securities and Exchange Commission). Where payment is to be made by wire via the Federal Reserve Wire System, the Fund will wire redemption proceeds on the same day after receiving your redemption order, provided it is made before 1:00 p.m. Eastern Time on Business Days.

     There is no charge for share redemptions. The Fund may redeem an account that has a balance of less than the minimum account balance (see "Minimum Investment and Account Balances" above) if the shareholder does not increase the amount of the account to at least the minimum account balance upon 30 days' notice.

     Please direct questions concerning the proper form for redemption requests to the Fund at (800) 298-3442.

SHAREHOLDER SERVICES

Exchange Privilege

     You may sell your Fund shares and buy shares of the U.S. Treasury Money Market Fund or the U.S. Government Money Market Fund, additional investment portfolios of the Trust, in exchange by written request. There are no fees or commissions for exchanging Fund shares. If you have established the privilege on your Account Application, you may also initiate exchanges by telephone or facsimile. Exchange requests should be directed to the Fund at (800) 298-3442.

     Exchange transactions must be for amounts of $1,000 or more. Exchanges may have tax consequences, so you should consult your tax adviser for further information. The investment portfolio must be registered for sale in your state and must meet the investment criteria for your institution and the investor must meet the minimum investment requirements. See "Suitability" in that Fund's prospectus. Prior to requesting an exchange of Fund shares you should call the Fund at (800) 298-3442. You should read the current prospectus before investing. Each Fund has its own minimum balance requirements which must be adhered to.

     During periods of significant economic or market change, telephone or facsimile exchanges may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may also mail the exchange request to the Fund at the address listed under "Regular Redemption". Neither the Trust nor ALPS will be responsible for the authenticity of exchange instructions received by telephone or facsimile except as set forth under "How to Redeem Shares - Telephone and Facsimile Redemption".

     The Trust can provide you with information concerning certain limitations on the exchange privilege, including those related to frequency. The Trust may modify or terminate the exchange privilege but will not materially change or terminate it without giving shareholders 60 days' written notice.

TAXES

     While municipal investors are generally exempt from Federal income taxes, each investor should independently ascertain its tax status. With respect to investors who are not exempt from Federal income taxes, dividends derived from net investment income and short term capital gains are taxable as ordinary income distributions and are taxable when paid, whether investors receive distributions in cash or reinvest them in additional shares, except that distributions declared in December and paid in January are taxable as if paid on December 31. The Fund will send to non-exempt investors an IRS Form 1099-DIV showing their taxable distributions for the past calendar year.

     The Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). This qualification will relieve the Fund of liability for Federal income taxes to the extent its earnings are distributed in accordance with the Code and it meets other requirements for qualification as set forth in the Code.

     The information above is only a summary of some of the federal tax consequences generally affecting the Fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to Federal taxes, investors may be subject to state or local taxes on their investment. Investors should consult their tax advisor to determine whether the Fund is suitable to their particular tax situation.

     When investors sign their account application, they will be asked to certify that their social security or taxpayer identification number is correct and that they are not subject to 31% backup withholding for failing to report income to the IRS. If investors violate IRS regulations, the IRS can require the Fund to withhold 31% of taxable distributions and redemptions.

     The Fund declares dividends from net investment income daily and pays such dividends monthly. The Fund intends to distribute substantially all of its net investment income and capital gains, if any, to shareholders within each calendar year as well as on a fiscal year basis.

     Since all of the Fund's net investment income is expected to be derived from earned interest, it is anticipated that all dividends paid by the Fund will be taxable as ordinary income to those shareholders who are not exempt from Federal income taxes, and that no part of any distribution will be eligible for the dividends received deduction for corporations.

INVESTMENT INSTRUMENTS, TRANSACTIONS AND RISKS

     The following paragraphs provide a brief description of the securities in which the Fund may invest and the transactions the Fund may make. The Fund is not limited by this discussion, however, and may purchase other types of securities and may enter into other types of transactions if they are consistent with the Fund's investment objective and policies.

     Bankers' Acceptances purchased by the Fund are negotiable obligations of a bank to pay a draft which has been drawn on it by a customer. These obligations are backed by large banks and also usually are backed by goods in international trade.

     Certificates of Deposit purchased by the Fund are negotiable certificates that represent a commercial bank's obligations to repay funds deposited with it and earn rates of interest over given periods.

     Commercial Paper purchased by the Fund are short-term obligations issued by banks, broker-dealers, corporations and other entities for purposes such as financing their current operations.

     Corporate Obligations purchased by the Fund are bonds and notes issued by corporations and other business organizations to finance their credit needs.

     Delayed-Delivery Transactions. The Fund may buy and sell obligations on a when-issued or delayed-delivery basis, with payment and delivery taking place at a future date. The market value of obligations purchased in this way may change before the delivery date, which could affect the market value of the Fund's assets. Ordinarily, the Fund will not earn interest on obligations until they are delivered.

     Foreign Bank Obligations. The Fund limits its investments in foreign bank obligations to United States dollar denominated obligations of United States branches of foreign banks which at the time of investment (i) have more than $10 Billion, or the equivalent in other currencies, in total assets; and (ii) in the opinion of the Fund's investment adviser, are of an investment quality comparable to obligations of United States banks which may be purchased by the Fund and present minimal credit risk.

     Illiquid Investments. It is the policy of the Fund that illiquid securities (including repurchase agreements of more than seven days' duration and variable and floating rate demand and master demand notes not requiring receipt of the principal note amount within seven days' notice) may not constitute, at the time of purchase or at any time, more than 10% of the value of the total net assets of the Fund. Illiquid securities include (a) securities that are illiquid by virtue of legal or contractual restrictions on resale or the absence of a readily available market, (b) participation interests in loans that are not subject to puts and (c) repurchase agreements not terminable within seven days. See "Repurchase and Reverse Repurchase Agreements" below.

     Securities that have legal or contractual restrictions on resale but have a readily available market are not deemed illiquid for purposes of this limitation. Consequently, investments in restricted securities eligible for resale pursuant to Rule 144A of the Securities Act of 1933 which have been determined to be liquid by the Fund's Board of Trustees based upon the trading markets for the securities will not be included for purposes of this limitation. Rule 144A permits certain qualified institutional buyers, such as the Funds, to trade in privately placed securities even though such securities are not registered under the 1933 Act. The Adviser, under the supervision of the Board of Trustees, will consider whether securities purchased under Rule 144A are illiquid and thus subject to each Fund's restriction of investing no more than 10% of its assets in illiquid securities. A determination of whether a Rule 144A security is liquid or not is a question of fact. In making this determination the Adviser will consider the trading markets for the specific security taking into account the unregistered nature of a Rule 144A security. In addition, the Adviser could consider the (1) frequency of trades and quotes, (2) number of dealers and potential purchasers, (3) dealer undertakings to make a market, and
(4) the nature of the security and of marketplace trades(e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). The liquidity of Rule 144A securities would be monitored and, if as a result of changed conditions, it is determined that a Rule 144A security is no longer liquid, a Fund's holdings of illiquid securities would be reviewed to determine what, if any, steps are required to assure that the Fund does not invest more than 10% of its assets in illiquid securities. Investing in 144A securities could have the effect of increasing the amount of a Fund's assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase such securities.

     Money Market refers to the marketplace where short-term, high grade debt obligations are traded, including U.S. government obligations, commercial paper, certificates of deposit, bankers' acceptances, time deposits and short-term corporate obligations. Money market instruments may carry fixed rates of return or have variable or floating interest rates.

     Repurchase and Reverse Repurchase Agreements. Under the terms of a typical repurchase agreement, which is deemed a loan for purposes of the 1940 Act, the Fund would acquire an underlying obligation for a relatively short period (usually from one to seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period.

     The Fund may also engage in reverse repurchase agreements, subject to its investment restrictions. A reverse repurchase agreement, which is considered a borrowing by the Fund, involves a sale by the Fund of securities that it holds concurrently with an agreement by the Fund to repurchase the same securities at an agreed upon price and date. The Fund will use the proceeds of reverse repurchase agreements to provide liquidity to meet redemption requests and cash payments of dividends and distributions when the sale of the Fund's securities is considered to be disadvantageous. Cash, Government Securities or other liquid assets equal in value to the Fund's obligations with respect to reverse repurchase agreements are segregated and maintained with the Fund's custodian or designated sub-custodian.

     Securities Lending. The Fund is authorized to lend its portfolio securities to well-known and recognized U.S. and foreign brokers, dealers and banks. These loans, if and when made, may not exceed 30% of the Fund's total assets (including the market value of the collateral received). The Fund's loans of securities will be at least 100% collateralized by cash, letters of credit or Government Securities. The Fund will retain the right to all interest and dividends payable with respect to the loaned securities. When the Fund lends portfolio securities it charges interest at reasonable rates and retains the ability to terminate the loan at any time. Cash or instruments collateralizing the Fund's loans of securities are segregated and maintained at all times with the Fund's custodian or designated sub-custodian in an amount at least equal to the current market value of the loaned securities. In lending securities, the Fund is subject to risks, which, like those associated with other extensions of credit, include possible loss of rights in the collateral should the borrower fail financially.

     Time Deposits purchased by the Fund are non-negotiable deposits in a banking institution earning a specified interest rate over a given period of time. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation.

     U.S. Government Obligations are debt obligations issued or guaranteed by the U.S. Treasury of by an agency or instrumentality of the U.S. government. Not all U.S. government obligations are backed by the full faith and credit of the United States. For example, obligations issued by the Federal Farm Credit Bank or by the Federal National Mortgage Association are supported by the agency's right to borrow money from the U.S. Treasury under certain circumstances. Obligations issued by the Federal Home Loan Bank are supported only by the credit of the agency. There is no guarantee that the government will support these types of obligations, and therefore they involve more risk than other government obligations.

     U.S. Treasury Obligations are obligations issued by the United States and backed by its full faith and credit.

     Variable and Floating Rate Instruments that the Fund will invest in include notes purchased directly from issuers, bear variable or floating interest rates and may carry rights that permit holders to demand full payment from the issuers or certain financial intermediaries. Floating rate securities have interest rates that change whenever there is a change in a designated market-based interest rate, while variable rate instruments provide for a specified periodic adjustment in the interest rate. These formulas are designed to result in a market value for the instrument that approximate its par value. When determining the maturity of a variable or floating rate instrument, the Fund may look to the date the demand feature can be exercised, or to the date the interest rate is readjusted, rather than to the final maturity of the instrument.

OTHER INFORMATION

Capitalization

     Financial Investors Trust was organized as a Delaware business trust on November 30, 1993 and currently consists of six separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.

     This Prospectus offers exclusively Class I shares of the Fund. Class I shares of the Fund are sold generally to municipal investors, including municipalities, counties and state agencies, as well as other institutional investors such as broker/dealers, corporations, investment advisers, credit unions, banks, insurance companies and other financial institutions and high net worth individuals that meet the $1,000,000 minimum investment threshold for this class of shares. When issued, shares of the Trust are fully paid and non-assessable.

     Class II shares are designed for individuals and other investors who seek mutual fund investment convenience plus a lower investment minimum. Class I and Class II are identical in all respects with the exception that Class I shares have a higher investment minimum and do not impose any 12b-1 fees.

     Under Delaware law, shareholders could, under certain circumstances, be held personally liable for the obligations of a series of the Trust but only to the extent of the shareholder's investment in such series. However, the Trust Instrument disclaims liability of the shareholders, Trustees or Officers of the Trust for acts or obligations of the Trust, which are binding only on the assets and property of each series of the Trust and requires that notice of the disclaimer be given in each contract or obligations entered into or executed by the Trust or the Trustees. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations and should be considered remote and is limited to the amount of the shareholder's investment in the Fund.

Voting

     Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Trust Instrument, they may be entitled to vote. All shares of the Trust have equal voting rights and will be voted in the aggregate and not by class or series, except where voting by class or series is required by law or where the matter involved affects only one class or series. The Trust is not required to hold regular annual meetings of the Fund's shareholders and does not intend to do so. Shareholders of the Fund may vote separately on items which affect only the Fund.

     The Trust Instrument provides that the holders of not less than two-thirds of the outstanding shares of the Trust may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting of shareholders for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Trust or the Fund.

     Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in this Prospectus, the phrase "vote of a majority of the outstanding shares" of the Fund (or the Trust) means the vote of the lesser of: (1) 67% of the shares of the Fund (or the Trust) present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy: or (2) more than 50% of the outstanding shares of the Fund.

Performance Information

     From time to time, each class of the Fund may quote its "yield" and "total return" in advertisements or in communications to shareholders. Both performance figures are based on historical earnings and are not intended to indicate future performance. The "yield" quoted in advertisements refers to the income generated by an investment in the Fund over a specified seven-day period. This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.

     Quotations of average annual total return for each class of the Fund, if and when quoted, will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (up to the life of that Fund), reflect the deduction of a proportional share of Fund expenses (on an annual basis), and assume that all dividends and distributions are reinvested when paid.

     The yield and total return of each class of the Fund are calculated separately due to separate expense structures as indicated in the "Expense Summary"; the yield and total return of Class II will be lower than that of Class I because of the additional 12b-1 fees to which Class II shareholders are subject.

     Additionally, the performance of each class of the Fund may be compared in advertisements or in reports to shareholders to those of other mutual funds with similar investment objectives and to other relevant indices or to rankings prepared by independent services or other financial or industry publications that monitor the performance of mutual funds. For example, the Funds' yields may be compared to the IBC/Donoghue's Money Fund Average, which is an average compiled by IBC/Donoghue's Money Fund Report. In addition, yields may be compared to the average yields reported by the Bank Rate Monitor for money market deposit accounts offered by the 50 leading banks and thrift institutions in the top five standard metropolitan statistical areas.

     Yield data as reported in national financial publications, including Money Magazine, Forbes, Barron's, The Wall Street Journal and The New York Times, or in publications of a local or regional nature, may also be used in comparing the yields of the Fund.

     Since yields fluctuate, you cannot necessarily use yield data to compare an investment in the Funds' shares with bank deposits, savings accounts and similar investment alternatives which often provide an agreed or guaranteed fixed yield for a stated period of time. Yield is generally a function of the kind and quality of the instruments held in a portfolio, portfolio maturity, operating expenses and market conditions. Any fees charged by service institutions directly to their customer accounts in connection with investments in shares of the Fund will not be included in the Fund's calculations of yield or total return.

Inquiries

     Please write or call the Trust at the address or telephone number listed on the cover of this Prospectus with any inquiries you may have regarding the Fund or any other investment portfolios of the Trust that are not offered by this Prospectus.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
 ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, OR IN THE FUND'S
     STATEMENT OF ADDITIONAL INFORMATION INCORPORATED HEREIN BY REFERENCE, IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
       BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR ITS DISTRIBUTOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE
 TRUST OR BY THE DISTRIBUTOR IN ANY JURISDICTION IN WHICH SUCH OFFERING
                       MAY NOT LAWFULLY BE MADE.

                            FINANCIAL INVESTORS TRUST         August 28, 1998


370 Seventeenth Street
Suite 3100
Denver, Colorado  80202-5631
For additional information, call (800) 298-3442

PRIME MONEY MARKET FUND - CLASS II

     This Prospectus describes the Prime Money Market Fund (the "Fund"), a diversified money market fund. The Fund seeks to provide investors with as high a level of current income as is consistent with the preservation of capital and liquidity by investing in a defined group of short-term, U.S. dollar denominated money market instruments. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less and seeks to maintain its net asset value per share at $1.00 for purposes of purchases and redemptions.

     This Prospectus offers exclusively Class II shares of the Fund. Class II shares are designed for individuals and other investors who seek mutual fund investment convenience. The Fund also offers Class I shares - see "Other Information - Capitalization."

     The Fund is sponsored and distributed by ALPS Mutual Funds Services, Inc. ("ALPS" or the "Administrator" or "Distributor") and is advised by GE Investment Management Incorporated ("GEIM" or the "Adviser").

     Shares in the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the FDIC, the Federal Reserve Board, or any other agency or insurer and they may involve investment risks including the possible loss of principal.

     This Prospectus sets forth concisely the information you should consider before investing in the Fund. Please read this Prospectus and keep it for future reference. Additional information about the Fund is contained in a Statement of Additional Information (the "Statement of Additional Information") which has been filed with the Securities and Exchange Commission ("SEC") and is available upon request without charge by writing to or calling the Trust at the address and telephone number listed above. The Statement of Additional Information bears the same date as this Prospectus and is incorporated herein by reference.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
      STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
       THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
      OFFENSE. AN INVESTMENT IN THE FUND IS NEITHER INSURED NOR GUARANTEED
       BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT THE FUND
      WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                                TABLE OF CONTENTS


                                                                        Page
                                                                        ----
EXPENSE SUMMARY                                                           3

FUND OPERATIONS                                                           4

SUITABILITY                                                               7

MANAGEMENT OF THE FUND                                                    8

HOW TO INVEST IN THE FUND                                                 9

HOW TO REDEEM SHARES                                                     10

SHAREHOLDER SERVICES                                                     11

TAXES                                                                    12

INVESTMENT INSTRUMENTS, TRANSACTIONS AND RISKS                           13

OTHER INFORMATION                                                        15


EXPENSE SUMMARY

         The summary below shows shareholder transaction expenses imposed by the Fund and annual Fund operating expenses based on anticipated operating expenses of the Fund. A hypothetical example based on the summary is also shown. "Shareholder Transaction Expenses" are charges you pay when buying or selling shares of the Fund whereas "Annual Fund Operating Expenses" are paid out of the Fund's assets and include fees for portfolio management, fund administration and other services.

Shareholder Transaction Expenses


         Maximum Sales Load on Purchases
          of Fund Shares                                   None
         Deferred Sales Load                               None
         Redemption Fees                                   None
         Exchange Fee                                      None

Annual Fund Operating Expenses (as a percentage of average net assets)

         The Management Fees described in the table below are based upon the anticipated operating expenses of the Fund. Management Fees may be higher to the extent the Fund's average net assets exceed $500 million. Please read the following Annual Fund Operating Expenses summary and accompanying footnotes carefully before investing.

         Management Fees (1)                               0.04%
         12b-1 Fees (2)                                    0.30%
         All Other Expenses(3)
         (Net of Fee Waivers and Reimbursements)           0.16%
         Total Fund Operating Expenses
         (Net of Fee Waivers and Reimbursements)(2)        0.50%



         (1) The Fund is obligated to pay management fees to GEIM at the maximum annual rate of 0.08% of the Fund's average net assets. Under its Investment Advisory Agreement with the Fund, GEIM is entitled to receive management fees of 0.04% on the first $500 million of average net assets of the Fund, 0.06% on the next $500 million and 0.08% on average net assets in excess of $1 billion.

         (2) 12b-1 fees are paid by Class II of the Fund to ALPS for services and expenses in connection with distribution. Long-term shareholders of Class II may pay more than the economic equivalent of the maximum 8.50% front-end charge permitted by the National Association of Securities Dealers, Inc. ("NASD") due to 12b-1 fees applicable to Class II shares.

         (3) The amount for "All Other Expenses" includes administration fees payable to the Administrator calculated daily and payable monthly, at an annual rate of the greater of $360,000 or 0.16% of average daily net assets of the Fund up to $500 million, 0.14% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.12% of average daily net assets of the Fund in excess of $1 billion. The Administrator has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of the Fund expenses, to the extent necessary for Class II of the Fund to maintain a total expense ratio of not more than 0.50% of average net assets. Without this voluntary fee waiver and assumption of expenses, and assuming payment of the maximum management and administration fees, All Other Expenses and Total Fund Operating Expenses would be 0.81% and 1.15%, respectively, of the average net assets of Class II of the Fund. The Administrator reserves the right to modify or terminate the fee waiver and assumption of expenses at any time.

         The following example should not be considered a representation of future expenses. The expenses set forth above and the example set forth below reflect the non-imposition of certain fees and expenses. Actual expenses may be greater or less than those shown.

Example:

         Based upon the above summary of expenses and assuming a 5% annual return, redemption at the end of each time period and the reinvestment of all dividends and distributions, you would pay the following expenses on a $25,000 investment in Class II of the Fund:

         1 Year                          $128
         3 Years                         $402


Other Information:

         The Expense Summary and Example are intended to help you understand the expenses you would bear either directly (as with the Shareholder Transaction Expenses) or indirectly (as with the Annual Fund Operating Expenses) as a Fund shareholder. As stated above, the Fund does not impose any sales-related charges in connection with purchases of its shares, although certain service institutions may charge their clients fees in connection with purchases and sales for the accounts of their clients. These fees are in addition to the expenses shown in the Expense Summary and Example. For a more complete description of the Fund's operating expenses, see "Management of the Fund" in this Prospectus and the Statement of Additional Information.

FUND OPERATIONS

Investment Objective

         The Adviser will use its best efforts to achieve the investment objective of the Fund as described below, although the achievement of the investment objective, of course, cannot be assured. You should not consider the Fund, by itself, to be a complete investment program. The Fund is a diversified, open-end management investment company.

         The investment objective of the Fund is to seek as high a level of current income as is consistent with the preservation of capital and liquidity. In seeking its objective, the Fund's investments include, but are not limited to, the following U.S. dollar denominated, short-term money market instruments:
(1) securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities ("Government Securities"); (2) debt obligations of corporations, banks, savings and loan institutions, insurance companies and mortgage bankers; (3) commercial paper and notes, including those with floating or variable rates of interest; (4) debt obligations of U.S. branches of foreign banks; (5) repurchase agreements; (6) asset-backed or mortgage-related securities; (7) stripped Government Securities; and (8) zero coupon bonds.

         The Fund limits its portfolio investments to securities that the Trust's Board of Trustees determines present minimal credit risk and that are "Eligible Securities" at the time of acquisition by the Fund. "Eligible Securities" as used in this Prospectus means securities rated by the requisite "nationally recognized statistical rating organization" ("NRSRO") in one of the two highest short-term rating categories, consisting of issuers that have received these ratings with respect to other short-term debt securities and comparable unrated securities. "Requisite NRSROs" means (1) any two NRSROs that have issued ratings with respect to a security or class of debt obligations of an issuer or (2) one NRSRO, if only one NRSRO has issued such a rating at the time that the Fund acquires the security. Currently, six organizations are
NRSROs: S&P, Moody's, Fitch Investors Service, Inc., Duff and Phelps, Inc., IBCA Limited and its affiliate, IBCA, Inc., and Thomson Bank Watch, Inc. A discussion of the ratings categories is contained in the Appendix to the Statement of Additional Information. By limiting its investments to Eligible Securities, the Fund may not achieve as high a level of current income as a fund investing in lower-rated securities.

         The Fund may not invest more than 5% of its total assets in the securities of any one issuer, except for Government Securities and except to the extent permitted under rules adopted by the SEC under the Investment Company Act of 1940, as amended ("1940 Act"). In addition, the Fund may not invest more than 5% of its total assets in Eligible Securities that have not received the highest rating from the Requisite NRSROs and comparable unrated securities ("Second Tier Securities"), and may not invest more than the greater of $1,000,000 or 1% of its total assets in the Second Tier Securities of any one issuer. The Fund may invest more than 5% (but not more than 25%) of the then-current value of the Fund's total assets in the securities of a single issuer for a period of up to three business days, so long as (1) the securities either are rated by the Requisite NRSROs in the highest short-term rating category or are securities of issuers that have received such ratings with respect to other short-term debt securities or are comparable unrated securities and (2) the Fund does not make more than one such investment at any one time. Determinations of comparable quality for purchases of unrated securities are made by GEIM in accordance with procedures established by the Board of Trustees. The Fund invests only in instruments that have (or, pursuant to regulations adopted by the SEC, are deemed to have) remaining maturities of 13 months or less at the date of purchase (except securities subject to repurchase agreements), determined in accordance with a rule promulgated by the SEC. The Fund will maintain a dollar-weighted average portfolio maturity of 90 days or less. The assets of the Fund are valued on the basis of amortized cost, as described below under "Determination of Net Asset Value."

         The Fund, in addition to investing as described above, may hold Rule 144A Securities. In addition, the Fund may engage in the following types of investment techniques and strategies: entering into reverse repurchase agreements, entering into securities transactions on a when-issued or delayed-delivery basis and lending portfolio securities. These other instruments, investment techniques and strategies have risks and special considerations associated with them that are described below under "Investment Instruments, Transactions, Strategies and Risks."

Investment Restrictions

         The Fund is subject to a number of investment restrictions which reflect self-imposed standards as well as federal regulatory limitations. These limitations are designed to minimize certain risks associated with investing in specified types of securities or engaging in certain transactions. These investment restrictions and those identified as fundamental in the Statement of Additional Information may be changed only by a vote of a majority of the Fund's outstanding shares.

         The Fund may not:

         1) Borrow money, except that the Fund may enter into reverse repurchase agreements, and except that the Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests and cash payments of dividends and distributions that might otherwise require the untimely disposition of securities, in an amount not to exceed 33-1/3% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings, including reverse repurchase agreements, of 5% or more of the Fund's total assets are outstanding, the Fund will not make any additional investments.

         2) Lend its assets or money to other persons, except through (a) purchasing debt obligations, (b) lending portfolio securities in an amount not to exceed 30% of the Fund's assets taken at market value, (c) entering into repurchase agreements, and (d) entering into variable rate demand notes.

         3) Purchase securities (other than Government Securities) of any issuer if, as a result of the purchase, more than 5% of the Fund's total assets would be invested in the securities of the issuer. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

         4) Purchase more than 10% of the voting securities of any one issuer, or more than 10% of the outstanding securities of any class of issuer, except that this limitation is not applicable to the Fund's investments in Government Securities. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

         5) Invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that the Fund may invest more than 25% of the value of its total assets in securities issued by domestic banks. For purposes of this restriction, the term "industry" will be deemed to include (a) the government of any country other than the U.S., but not the U.S. Government and (b) all supranational organizations.

         If a percentage limitation on investments by the Fund stated above or in the Statement of Additional Information is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset values will not be deemed to violate the limitation except in the case of the limitations on borrowing and illiquid investments. The Fund is not required to sell a security if its rating is reduced or discontinued after purchase, but the Fund may consider doing so.

         It is the intention of the Fund, unless otherwise indicated, that with respect to the Fund's policies that are the result of the application of law, the Fund will take advantage of the flexibility provided by rules or interpretations of the SEC currently in existence or promulgated in the future or changes to such laws.

Determination of Net Asset Value

         The value of the Fund's shares is referred to as "net asset value". Net asset value per share of each Class for purposes of pricing purchases and redemptions is calculated by adding the value of each Class' proportionate share of all securities and other assets , subtracting its proportionate share of liabilities, and dividing the result by the number of outstanding shares of each Class. Within each Class, the expenses are allocated proportionately based on the net assets of each Class, except class-specific expenses which are allocated directly to the respective Class. Net asset value is determined as of 5:00 p.m. Eastern Time on each day the New York Federal Reserve and the New York Stock Exchange are open for business. Currently, either the New York Federal Reserve or the New York Stock Exchange is closed on New Years Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans' Day, Thanksgiving Day and Christmas Day. A "Business Day" is any day on which the New York Federal Reserve and the New York Stock Exchange are open for business.

         The Board of Trustees has established procedures designed to maintain a stable net asset value of $1.00 per share, to the extent reasonably possible. The Board of Trustees has approved and adopted procedures under Rule 2a-7 under the Investment Company Act of 1940, as amended, which was enacted by the SEC with the intent of stabilizing money market funds at $1.00 per share. Under the guidelines of Rule 2a-7, the Fund uses the amortized cost method to value its portfolio securities. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period of maturity, regardless of the impact of fluctuating interest rates on the market value of the security. Rule 2a-7 also provides that the Fund must also do a "mark-to-market" analysis, where it is determined the degree to which any variations may exist between the amortized pricing method and the actual market price of the securities in the Fund. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, the Board will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity.

         Rule 2a-7 also requires the Fund to maintain a dollar weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities of 13 months or less and invest only in securities determined by the Trust's Board of Trustees to be "eligible securities" and that present minimal credit risks. The Board of Trustees or its delegate reviews the portfolio securities monthly and at regularly scheduled quarterly Board of Trustees meetings. There can be no assurance that at all times the $1.00 price per share can be maintained. See the Statement of Additional Information for more details.

Dividends and Distributions

         The Fund's net income is declared daily as a dividend at the close of business on the day of declaration. Your shares begin earning dividends on the day you purchase them, and continue to earn dividends through and including the day before you redeem them. See "How to Invest in the Fund". The Fund pays dividends not later than five business days after the end of each month in the form of additional shares of the Fund, unless you elect prior to the date of distribution to receive payment in cash. Reinvested dividends and distributions receive the same tax treatment as those paid in cash. If you redeem all of your shares in the Fund, the Fund will pay your dividends in cash not later than five business days after the redemption.

SUITABILITY

         The Fund is designed as an economical and convenient professionally managed investment vehicle for institutional investors and individuals with cash balances or cash reserves who seek as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund is designed to meet the specific cash management needs of individual investors and institutional investors such as Municipal Investors, broker/dealers, corporations, investments advisers, credit unions, banks, insurance companies and other institutional investors. "Municipal Investors" include any State, county, municipality, school district, special district or political subdivision in the United States. The Fund may also be suitable for institutions seeking an investment vehicle for daily cash sweep or liquidity purposes on behalf of their clients.

         Legislation in each state sets forth guidelines and limitations with respect to investments by Municipal Investors located within the state. In addition, Municipal Investors may be subject to local laws or have their own guidelines and policies prescribing acceptable investments for cash management purposes. Each Municipal Investor planning to invest in the Fund must independently verify that the Fund meets all of the criteria of investment policies and guidelines applicable to such Municipal Investor.

         Future statutory or regulatory changes, as well as future judicial or administrative decisions and interpretations of present and future statutes and regulations could prevent a Municipal Investor from continuing its investment in the Fund. Each Municipal Investor should therefore remain aware of any changes in the applicable regulation of permitted investments.

         The Fund offers the advantages of purchasing power efficiencies and diversification of risk. Generally, in purchasing debt instruments from dealers, the percentage difference between the bid and asked price tends to decrease as the size of the transaction increases. The Fund also offers investors the opportunity to participate in a portfolio of money market instruments which is more diversified in terms of issues and maturities than a portfolio a single investor may otherwise be able to invest in.

         Investment in the Fund relieves the investor of money management and administrative burdens usually associated with the direct purchase and sale of money market instruments. These include the selection of the portfolio investments; surveying the market for the best terms at which to buy and sell; scheduling and monitoring maturities and reinvestments; receipt, delivery and safekeeping of securities; and portfolio recordkeeping.

MANAGEMENT OF THE FUND

Investment Adviser

         The Adviser, GEIM, is a wholly-owned subsidiary of General Electric Company ("GE"). The principal address of the Adviser is 3003 Summer Street, Stamford, CT 06905.

         Through GEIM and General Electric Investment Corporation ("GEIC"), an affiliated company of GEIM, wholly owned by GE, and their predecessors, GE has more than 70 years of investment management experience. GEIM and GEIC collectively provide investment management services to various institutional accounts with total assets as of June 30, 1998 of approximately $69 billion, of which approximately $1.7 billion was invested in money market funds regulated under Rule 2a-7.

         Pursuant to the Investment Advisory Agreement, the Adviser has agreed to provide a continuous investment program for the Fund, including investment research and management with respect to the assets of the Fund. GEIM is entitled to receive management fees of 0.04% on the first $500 million of average net assets of the Fund, 0.06% on the next $500 million and 0.08% on average net assets in excess of $1 billion.

Administrator, Transfer Agent, Bookkeeping and Pricing Agent

         ALPS serves as the Fund's Administrator. As Administrator, ALPS has agreed to: assist in maintaining the Fund's office; furnish the Fund with clerical and certain other services; compile data for and prepare notices and semi-annual reports to the Securities and Exchange Commission; prepare filings with state securities commissions; coordinate Federal and state tax returns; monitor the Fund's expense accruals; monitor compliance with the Fund's investment policies and limitations; and generally assist in the Fund's operations. ALPS is entitled to receive a fee from the Fund for its administrative services computed daily and payable monthly, at the annual rate of the greater of $360,000 or 0.16% of average daily net assets of the Fund up to $500 million, 0.14% of average daily net assets of the Fund in excess of $500 million up to $1 billion and 0.12% of average daily net assets of the Fund in excess of $1 billion. ALPS has stated that it will voluntarily waive a portion of the administration fees otherwise payable by the Fund, as well as voluntarily assume a portion of the Fund expenses, to the extent necessary for Class II of the Fund to maintain a total expense ratio of not more than 0.50% of the average net assets of the Fund. ALPS reserves the right to modify or terminate the fee waiver and assumption of expenses at any time. ALPS and GEIM may also pay third parties from time to time for rendering services to the Fund and/or shareholders.

         In addition to its role as Administrator, ALPS serves as the Fund's Transfer Agent. ALPS also serves as the Fund's Bookkeeping and Pricing Agent. In this capacity, ALPS has agreed to maintain the financial accounts and records of the Fund and to compute the net asset value and certain other financial information relating to the Fund.

Custodian

         State Street Bank and Trust Company of Connecticut, N.A., located at 750 Main Street, Suite 1114, Hartford, Connecticut 06103, serves as Custodian for the Fund.

Sub-Custodian

         State Street Bank and Trust Company, located at P.O. Box 1978, Boston, Massachusetts 02015, serves as Sub-Custodian for the Fund.

HOW TO INVEST IN THE FUND

         Shares in the Fund are distributed on a continuous basis by ALPS, the Fund's Sponsor and Distributor. ALPS has its principal office at 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202 and may be reached at (800) 298-3442.

General Procedures

         You may purchase Fund shares through ALPS, the Fund's Transfer Agent. Investors shall pay for their purchase of Fund shares by using the Federal Reserve Wire System. Shares of the Fund may be purchased at the net asset value next determined after an order is received and accepted. The Fund does not impose any sales-related charges in connection with purchases of shares. The Fund may discontinue offering its shares in any state without notice to shareholders.

         An initial investment in the Fund must be preceded or accompanied by a completed, signed application. The application should be forwarded to:

                  Financial Investors Trust
                  370 17th Street, Suite 3100
                  Denver, Colorado  80202

         Purchases by telephone or facsimile can be made after an account has been established by the Transfer Agent as described below. The Trust reserves the right to reject any purchase order. Third-party checks will not be accepted. Check payments must be in U.S. dollars. Please include Fund name and account number on all checks.

Purchase Price

         Your purchase of Fund shares will be effected at the net asset value next determined after the Fund receives your purchase order in proper form and payment in the form of Federal Funds. If your order is accompanied by Federal Funds, or is converted into Federal Funds by 5:00 p.m. Eastern Time on a Business Day, it will be executed on that day. If the Fund receives your order and payment in the form of Federal Funds after 5:00 p.m. Eastern Time on a Business Day, your order will be processed the next Business Day.

Telephone and Facsimile Purchases

         You can purchase Fund shares by telephone or facsimile once you have established your account with the Fund and selected facsimile and/or telephone privileges on your Account Application. In order to qualify for dividends on the day of purchase, telephone or facsimile orders must be placed and Federal Funds must be in the Fund's custody account by 5:00 p.m. Eastern Time on Business Days. If Federal Funds arrive in the Fund's custody account after the stated deadline, the account will be credited the next Business Day.

Minimum Investment and Account Balances

         The minimum initial investment for Class II is $25,000 and additional investments may be made in any amount. The minimum purchase requirements do not apply to reinvested dividends. If an account balance in Class II falls below $5,000 due to redemptions or exchanges, the account may be closed and the proceeds wired to the bank account of record, or a check will be issued and sent to the party of record. An investor will be given 30 days notice that the account will be closed unless an additional investment is made to increase the account balance to the $5,000 minimum.

Statements and Reports

         The Trust will send you a statement of your account after every transaction that affects your share balance or your account registration. A statement with tax information and an annual statement will be mailed to you by January 31 of each year, and also will be filed with the IRS. At least twice a year, you will receive financial statements in the form of Annual and Semi-Annual Reports of the Fund.

HOW TO REDEEM SHARES

General Procedures

         Shareholders may redeem all or any part of the value of their account(s) on any Business Day. You may redeem by mail, telephone or facsimile if you have established that capability with the Fund. Redemption orders are processed at the net asset value per share next determined after the Fund receives your order. If the Fund receives your redemption order before 1:00 p.m. Eastern Time on a Business Day, the Fund will generally pay for your redeemed shares on that day. Otherwise, the Fund will generally pay for your redeemed shares on the next Business Day. The Fund reserves the right to pay for redeemed shares within seven days after receiving your redemption order if, in the judgment of the Adviser, an earlier payment could adversely affect the Fund.

Regular Redemption

         You may redeem shares by sending a written request to Financial Investors Trust, 370 17th Street, Suite 3100, Denver, CO 80202. You must sign a redemption request. (All individuals with authority on the account must co-sign.)

Your written redemption request must:

           (i) state the number of shares to be redeemed;
          (ii) identify your shareholder account number; and
         (iii) provide your tax identification number.

         Each signature must be guaranteed by either a bank that is a member of the FDIC, a trust company or a member firm of a national securities exchange or other eligible guarantor institution. The Fund will not accept guarantees from notaries public. Guarantees must be signed by an authorized person at the guarantor institution, and the words "Signature Guaranteed" must appear with the signature. A redemption request will not be deemed to be properly received until the Fund receives all required documents in proper form.

         When the Fund wires your redemption proceeds, the wire must be paid to the same bank and account as designated on the Fund's Account Application or in your written instructions to the Fund. If your bank is not a member of the Federal Reserve System, your redemption proceeds will be wired to a correspondent bank. Immediate notification by the correspondent bank to your bank will be necessary to avoid a delay in crediting the funds to your bank account.

Telephone and Facsimile Redemption

         You may redeem shares by telephone or facsimile. Shareholders must check the appropriate box on the Account Application to activate facsimile and/or telephone redemption privileges. Shares may be redeemed by telephoning the Fund at

(800) 298-3442 (or sending a facsimile transmission to the Fund at (303) 825-2575 and giving the account name, account number, Personal Identification Number (PIN#), name of Fund and amount of redemption. Proceeds from redemptions will be wired directly to your account at a commercial bank within the United States.

         In order to arrange for facsimile and/or telephone redemptions after you have opened your account, or to change the bank account or address designated to receive redemption proceeds, send a written request to the Fund at the address listed under "Regular Redemption". The request must be signed by you and each other shareholder of the account involved, with the signatures guaranteed as described above. The Trust may modify or terminate procedures for redeeming shares by telephone but will not materially change or terminate it without giving shareholders 60 days' written notice.

         During periods of substantial economic or market change, telephone or facsimile redemptions may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may redeem your shares by mail as described above under "Regular Redemption".

         By electing the facsimile and/or telephone redemption option, you may be giving up a measure of security which you might have had if you were to redeem in writing. The Trust will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine, such as recording telephone calls, providing written confirmation of transactions, or requiring a form of personal identification prior to acting on instructions received by telephone or facsimile. To the extent the Trust does not employ reasonable procedures, it and/or its service contractors may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Trust nor ALPS will be liable for following instructions communicated by telephone or facsimile that are reasonably believed to be genuine. Accordingly, you, as a result of this policy, may bear the risk of fraudulent telephone or facsimile redemption transactions.

General Redemption Information

         Except for the presence of certain exceptional circumstances as described in the Investment Company Act of 1940, the Fund will pay for redeemed shares by mail within seven days after the Fund receives your order and supporting documents in proper form (except as provided by the rules of the Securities and Exchange Commission). Where payment is to be made by wire via the Federal Reserve Wire System, the Fund will wire redemption proceeds on the same day after receiving your redemption order, provided it is made before 1:00 p.m. Eastern Time on Business Days.

         There is no charge for share redemptions. The Fund may redeem an account that has a balance of less than the minimum account balance (see "Minimum Investment and Account Balances" above) if the shareholder does not increase the amount of the account to at least the minimum account balance upon 30 days' notice.

         Please direct questions concerning the proper form for redemption requests to the Fund at (800) 298-3442.

SHAREHOLDER SERVICES

Exchange Privilege

         You may sell your Fund shares and buy shares of the U.S. Treasury Money Market Fund or the U.S. Government Money Market Fund, additional investment portfolios of the Trust, in exchange by written request. There are no fees or commissions for exchanging Fund shares. If you have established the privilege on your Account Application, you may also initiate exchanges by telephone or facsimile. Exchange requests should be directed to the Fund at (800) 298-3442.

         Exchange transactions must be for amounts of $1,000 or more. Exchanges may have tax consequences, so you should consult your tax adviser for further information. The investment portfolio must be registered for sale in your state and must meet the investment criteria for your institution and the investor must meet the minimum investment requirements. See "Suitability" in that Fund's prospectus. Prior to requesting an exchange of Fund shares you should call the Fund at (800) 298-3442. You should read the current prospectus before investing. Each Fund has its own minimum balance requirements which must be adhered to.

         During periods of significant economic or market change, telephone or facsimile exchanges may be difficult to complete. If you are unable to contact the Fund by telephone or facsimile, you may also mail the exchange request to the Fund at the address listed under "Regular Redemption". Neither the Trust nor ALPS will be responsible for the authenticity of exchange instructions received by telephone or facsimile except as set forth under "How to Redeem Shares - Telephone and Facsimile Redemption".

         The Trust can provide you with information concerning certain limitations on the exchange privilege, including those related to frequency. The Trust may modify or terminate the exchange privilege but will not materially change or terminate it without giving shareholders 60 days' written notice.

TAXES

         While municipal investors are generally exempt from Federal income taxes, each investor should independently ascertain its tax status. With respect to investors who are not exempt from Federal income taxes, dividends derived from net investment income and short term capital gains are taxable as ordinary income distributions and are taxable when paid, whether investors receive distributions in cash or reinvest them in additional shares, except that distributions declared in December and paid in January are taxable as if paid on December 31. The Fund will send to non-exempt investors an IRS Form 1099-DIV showing their taxable distributions for the past calendar year.

         The Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). This qualification will relieve the Fund of liability for Federal income taxes to the extent its earnings are distributed in accordance with the Code and it meets other requirements for qualification as set forth in the Code.

         The information above is only a summary of some of the federal tax consequences generally affecting the Fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to Federal taxes, investors may be subject to state or local taxes on their investment. Investors should consult their tax advisor to determine whether the Fund is suitable to their particular tax situation.

         When investors sign their account application, they will be asked to certify that their social security or taxpayer identification number is correct and that they are not subject to 31% backup withholding for failing to report income to the IRS. If investors violate IRS regulations, the IRS can require the Fund to withhold 31% of taxable distributions and redemptions.

         The Fund declares dividends from net investment income daily and pays such dividends monthly. The Fund intends to distribute substantially all of its net investment income and capital gains, if any, to shareholders within each calendar year as well as on a fiscal year basis.

         Since all of the Fund's net investment income is expected to be derived from earned interest, it is anticipated that all dividends paid by the Fund will be taxable as ordinary income to those shareholders who are not exempt from Federal income taxes, and that no part of any distribution will be eligible for the dividends received deduction for corporations.

INVESTMENT INSTRUMENTS, TRANSACTIONS AND RISKS

         The following paragraphs provide a brief description of the securities in which the Fund may invest and the transactions the Fund may make. The Fund is not limited by this discussion, however, and may purchase other types of securities and may enter into other types of transactions if they are consistent with the Fund's investment objective and policies.

         Bankers' Acceptances purchased by the Fund are negotiable obligations of a bank to pay a draft which has been drawn on it by a customer. These obligations are backed by large banks and also usually are backed by goods in international trade.

         Certificates of Deposit purchased by the Fund are negotiable certificates that represent a commercial bank's obligations to repay funds deposited with it and earn rates of interest over given periods.

         Commercial Paper purchased by the Fund are short-term obligations issued by banks, broker-dealers, corporations and other entities for purposes such as financing their current operations.

         Corporate Obligations purchased by the Fund are bonds and notes issued by corporations and other business organizations to finance their credit needs.

         Delayed-Delivery Transactions. The Fund may buy and sell obligations on a when-issued or delayed-delivery basis, with payment and delivery taking place at a future date. The market value of obligations purchased in this way may change before the delivery date, which could affect the market value of the Fund's assets. Ordinarily, the Fund will not earn interest on obligations until they are delivered.

         Foreign Bank Obligations. The Fund limits its investments in foreign bank obligations to United States dollar denominated obligations of United States branches of foreign banks which at the time of investment (i) have more than $10 Billion, or the equivalent in other currencies, in total assets; and
(ii) in the opinion of the Fund's investment adviser, are of an investment quality comparable to obligations of United States banks which may be purchased by the Fund and present minimal credit risk.

         Illiquid Investments. It is the policy of the Fund that illiquid securities (including repurchase agreements of more than seven days' duration and variable and floating rate demand and master demand notes not requiring receipt of the principal note amount within seven days' notice) may not constitute, at the time of purchase or at any time, more than 10% of the value of the total net assets of the Fund. Illiquid securities include (a) securities that are illiquid by virtue of legal or contractual restrictions on resale or the absence of a readily available market, (b) participation interests in loans that are not subject to puts and (c) repurchase agreements not terminable within seven days. See "Repurchase and Reverse Repurchase Agreements" below.

         Securities that have legal or contractual restrictions on resale but have a readily available market are not deemed illiquid for purposes of this limitation. Consequently, investments in restricted securities eligible for resale pursuant to Rule 144A of the Securities Act of 1933 which have been determined to be liquid by the Fund's Board of Trustees based upon the trading markets for the securities will not be included for purposes of this limitation. Rule 144A permits certain qualified institutional buyers, such as the Funds, to trade in privately placed securities even though such securities are not registered under the 1933 Act. The Adviser, under the supervision of the Board of Trustees, will consider whether securities purchased under Rule 144A are illiquid and thus subject to each Fund's restriction of investing no more than 10% of its assets in illiquid securities. A determination of whether a Rule 144A security is liquid or not is a question of fact. In making this determination the Adviser will consider the trading markets for the specific security taking into account the unregistered nature of a Rule 144A security. In addition, the Adviser could consider the (1) frequency of trades and quotes, (2) number of dealers and potential purchasers, (3) dealer undertakings to make a market, and (4) the nature of the security and of marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). The liquidity of Rule 144A securities would be monitored and, if as a result of changed conditions, it is determined that a Rule 144A security is no longer liquid, a Fund's holdings of illiquid securities would be reviewed to determine what, if any, steps are required to assure that the Fund does not invest more than 10% of its assets in illiquid securities. Investing in 144A securities could have the effect of increasing the amount of a Fund's assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase such securities.

         Money Market refers to the marketplace where short-term, high grade debt obligations are traded, including U.S. government obligations, commercial paper, certificates of deposit, bankers' acceptances, time deposits and short-term corporate obligations. Money market instruments may carry fixed rates of return or have variable or floating interest rates.

         Repurchase and Reverse Repurchase Agreements. Under the terms of a typical repurchase agreement, which is deemed a loan for purposes of the 1940 Act, the Fund would acquire an underlying obligation for a relatively short period (usually from one to seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period.

         The Fund may also engage in reverse repurchase agreements, subject to its investment restrictions. A reverse repurchase agreement, which is considered a borrowing by the Fund, involves a sale by the Fund of securities that it holds concurrently with an agreement by the Fund to repurchase the same securities at an agreed upon price and date. The Fund will use the proceeds of reverse repurchase agreements to provide liquidity to meet redemption requests and cash payments of dividends and distributions when the sale of the Fund's securities is considered to be disadvantageous. Cash, Government Securities or other liquid assets equal in value to the Fund's obligations with respect to reverse repurchase agreements are segregated and maintained with the Fund's custodian or designated sub-custodian.

         Securities Lending. The Fund is authorized to lend its portfolio securities to well-known and recognized U.S. and foreign brokers, dealers and banks. These loans, if and when made, may not exceed 30% of the Fund's total assets (including the market value of the collateral received). The Fund's loans of securities will be at least 100% collateralized by cash, letters of credit or Government Securities. The Fund will retain the right to all interest and dividends payable with respect to the loaned securities. When the Fund lends portfolio securities it charges interest at reasonable rates and retains the ability to terminate the loan at any time. Cash or instruments collateralizing the Fund's loans of securities are segregated and maintained at all times with the Fund's custodian or designated sub-custodian in an amount at least equal to the current market value of the loaned securities. In lending securities, the Fund is subject to risks, which, like those associated with other extensions of credit, include possible loss of rights in the collateral should the borrower fail financially.

         Time Deposits purchased by the Fund are non-negotiable deposits in a banking institution earning a specified interest rate over a given period of time. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation.

         U.S. Government Obligations are debt obligations issued or guaranteed by the U.S. Treasury of by an agency or instrumentality of the U.S. government. Not all U.S. government obligations are backed by the full faith and credit of the United States. For example, obligations issued by the Federal Farm Credit Bank or by the Federal National Mortgage Association are supported by the agency's right to borrow money from the U.S. Treasury under certain circumstances. Obligations issued by the Federal Home Loan Bank are supported only by the credit of the agency. There is no guarantee that the government will support these types of obligations, and therefore they involve more risk than other government obligations.

         U.S. Treasury Obligations are obligations issued by the United States and backed by its full faith and credit.

         Variable and Floating Rate Instruments that the Fund will invest in include notes purchased directly from issuers, bear variable or floating interest rates and may carry rights that permit holders to demand full payment from the issuers or certain financial intermediaries. Floating rate securities have interest rates that change whenever there is a change in a designated market-based interest rate, while variable rate instruments provide for a specified periodic adjustment in the interest rate. These formulas are designed to result in a market value for the instrument that approximate its par value. When determining the maturity of a variable or floating rate instrument, the Fund may look to the date the demand feature can be exercised, or to the date the interest rate is readjusted, rather than to the final maturity of the instrument.

OTHER INFORMATION

Distribution Plan

         The Trustees have adopted a Distribution Plan on behalf of Class II of the Fund pursuant to Rule 12b-1 (the "Rule") under the 1940 Act. The Distribution Plan provides for payment of a fee to ALPS at the annual rate of up to .30% of the average net assets of Class II for distribution-related services. These services include, but are not limited to the following: formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; preparation, printing and distribution of sales literature; preparation, printing and distribution of prospectuses of the Prime Fund and reports to recipients other than existing shareholders of the Prime Fund; obtaining such information, analyses and reports with respect to marketing and promotional activities as ALPS may, from time to time, deem advisable; making payments to securities dealers and others engaged in the sales of Class II Shares of the Prime Fund; and providing training, marketing and support to such dealers and others with respect to the sale of Class II Shares of the Prime Fund. The Distribution Fee is an expense of Class II in addition to the Management Fee, and Administration Fee, and will reduce the net income and total return of that Class.

Capitalization

          Financial Investors Trust was organized as a Delaware business trust on November 30, 1993 and currently consists of six separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.

          This Prospectus offers exclusively Class II shares of the Fund. Class II shares are designed for individuals and other investors who seek mutual fund investment convenience. When issued, shares of the Trust are fully paid and non-assessable.

         Class I shares of the Fund are sold generally to municipal investors, including municipalities, counties and state agencies, as well as other institutional investors such as broker/dealers, corporations, investment advisers, credit unions, banks, insurance companies and other financial institutions and high net worth individuals that meet the $1,000,000 minimum investment threshold for this class of shares. Class I and Class II are identical in all respects with the exception that Class I shares have a higher investment minimum and do not impose any 12b-1 fees.

         Under Delaware law, shareholders could, under certain circumstances, be held personally liable for the obligations of a series of the Trust but only to the extent of the shareholder's investment in such series. However, the Trust Instrument disclaims liability of the shareholders, Trustees or Officers of the Trust for acts or obligations of the Trust, which are binding only on the assets and property of each series of the Trust and requires that notice of the disclaimer be given in each contract or obligations entered into or executed by the Trust or the Trustees. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations and should be considered remote and is limited to the amount of the shareholder's investment in the Fund.

Voting

         Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Trust Instrument, they may be entitled to vote. All shares of the Trust have equal voting rights and will be voted in the aggregate and not by class or series, except where voting by class or series is required by law or where the matter involved affects only one class or series. The Trust is not required to hold regular annual meetings of the Fund's shareholders and does not intend to do so. Shareholders of the Fund may vote separately on items which affect only the Fund.

         The Trust Instrument provides that the holders of not less than two-thirds of the outstanding shares of the Trust may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting of shareholders for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Trust or the Fund.

         Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in this Prospectus, the phrase "vote of a majority of the outstanding shares" of the Fund (or the Trust) means the vote of the lesser of: (1) 67% of the shares of the Fund (or the Trust) present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy: or (2) more than 50% of the outstanding shares of the Fund.

Performance Information

         From time to time, each class of the Fund may quote its "yield" and "total return" in advertisements or in communications to shareholders. Both performance figures are based on historical earnings and are not intended to indicate future performance. The "yield" quoted in advertisements refers to the income generated by an investment in the Fund over a specified seven-day period. This income is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Fund is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.

         Quotations of average annual total return for each class of the Fund, if and when quoted, will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (up to the life of that Fund), reflect the deduction of a proportional share of Fund expenses (on an annual basis), and assume that all dividends and distributions are reinvested when paid.

         The yield and total return of each class of the Fund are calculated separately due to separate expense structures as indicated in the "Expense Summary"; the yield and total return of Class II will be lower than that of Class I because of 12b-1 fees to which Class II shareholders are subject.

         Additionally, the performance of each class of the Fund may be compared in advertisements or in reports to shareholders to those of other mutual funds with similar investment objectives and to other relevant indices or to rankings prepared by independent services or other financial or industry publications that monitor the performance of mutual funds. For example, the Funds' yields may be compared to the IBC/Donoghue's Money Fund Average, which is an average compiled by IBC/Donoghue's Money Fund Report. In addition, yields may be compared to the average yields reported by the Bank Rate Monitor for money market deposit accounts offered by the 50 leading banks and thrift institutions in the top five standard metropolitan statistical areas.

         Yield data as reported in national financial publications, including Money Magazine, Forbes, Barron's, The Wall Street Journal and The New York Times, or in publications of a local or regional nature, may also be used in comparing the yields of the Fund.

         Since yields fluctuate, you cannot necessarily use yield data to compare an investment in the Funds' shares with bank deposits, savings accounts and similar investment alternatives which often provide an agreed or guaranteed fixed yield for a stated period of time. Yield is generally a function of the kind and quality of the instruments held in a portfolio, portfolio maturity, operating expenses and market conditions. Any fees charged by service institutions directly to their customer accounts in connection with investments in shares of the Fund will not be included in the Fund's calculations of yield or total return.

Inquiries

         Please write or call the Trust at the address or telephone number listed on the cover of this Prospectus with any inquiries you may have regarding the Fund or any other investment portfolios of the Trust that are not offered by this Prospectus.

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        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
     ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, OR IN THE FUND'S
           STATEMENT OF ADDITIONAL INFORMATION INCORPORATED HEREIN BY
       REFERENCE, IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS
      AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
          BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR ITS
      DISTRIBUTOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE
     TRUST OR BY THE DISTRIBUTOR IN ANY JURISDICTION IN WHICH SUCH OFFERING
                            MAY NOT LAWFULLY BE MADE.

                            FINANCIAL INVESTORS TRUST

                         U.S. Treasury Money Market Fund
                        U.S. Government Money Market Fund
                   Prime Money Market Fund (Classes I and II)

                       370 Seventeenth Street, Suite 3100
                             Denver, Colorado 80202

                                 August 28, 1998

General Information: (800) 298-3442

                       STATEMENT OF ADDITIONAL INFORMATION

         Financial Investors Trust (the "Trust") is an open-end, diversified management investment company with multiple investment portfolios, including the U.S. Treasury Money Market Fund (the "Treasury Fund"), the U.S. Government Money Market Fund (the "Government Fund") , the Prime Money Market Fund (the "Prime Fund"), the Aristata Equity Fund, the Aristata Quality Bond Fund, and the Aristata Colorado Quality Tax-Exempt Fund (collectively, the "Funds"). This Statement of Additional Information ("SAI") describes the shares of three Funds managed by GE Investment Management Incorporated:

         The Treasury Fund seeks to provide investors with as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in U.S. Treasury bills, notes and other direct obligations of the U.S. Treasury and repurchase agreements fully collateralized by direct U.S. Treasury obligations. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less and seeks to maintain its net asset value per share at $1.00 for purposes of purchases and redemptions.

         The Government Fund seeks to provide investors with as high a level of current income as is consistent with the preservation of capital and liquidity by investing exclusively in obligations of the U.S. Government, its agencies and instrumentalities and repurchase agreements fully collateralized by such obligations. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less and seeks to maintain its net asset value per share at $1.00 for purposes of purchases and redemptions.

         The Prime Fund seeks to provide investors with as high a level of current income as is consistent with the preservation of capital and liquidity by investing in a defined group of short-term, U.S. dollar denominated money market instruments. The Fund is required to maintain a dollar-weighted average portfolio maturity of 90 days or less and seeks to maintain its net asset value per share at $1.00 for purposes of purchases and redemptions.

         Shares of the Funds are offered for sale by ALPS Mutual Funds Services, Inc., the Sponsor and Distributor, as an investment vehicle for institutional and high net worth investors.

         This Statement of Additional Information is not a prospectus and is only authorized for distribution when preceded or accompanied by the Funds' Prospectuses dated August 28, 1998. This Statement of Additional Information contains additional and more detailed information than that set forth in each Prospectus and should be read in conjunction with the Prospectuses, additional copies of which may be obtained without charge from the Trust.

                                TABLE OF CONTENTS

                                                                  Page No.


Investment Restrictions .............................................3

Investment Instruments ..............................................4

Management ..........................................................9

Calculation of Yields and Performance Information ..................14

Determination of Net Asset Value ...................................16

Portfolio Transactions .............................................17

Exchange Privilege .................................................18

Redemptions ........................................................18

Federal Income Taxes ...............................................19

Shares of Beneficial Interest ......................................20

Distribution Plan ..................................................22

Other Information ..................................................23

Custodian and Sub-Custodian ........................................23

Experts ............................................................23

Financial Statements ...............................................23


                             INVESTMENT RESTRICTIONS

         The Funds observe the following fundamental investment restrictions which can be changed only when permitted by law and approved by a majority of a Fund's outstanding voting securities. A "majority of a Fund's outstanding voting securities" means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented in person or by proxies or (ii) more than 50% of the outstanding shares.

The Funds may not:
         (1) purchase securities on margin or purchase real estate or interests therein, commodities or commodity contracts, or make loans, and except that the Funds may purchase or hold short-term debt securities and enter into repurchase agreements with respect to its portfolio securities as described in the Prospectus. For this purpose, repurchase agreements are considered loans;

         (2) invest more than 5% of the current value of the total assets of a Fund in the securities of any one issuer, other than obligations of the United States Government or its agencies or instrumentalities, and repurchase agreements fully collateralized by direct obligations of the U.S. Government;

         (3) purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the investments of a Fund in that industry would exceed 25% of the current value of the total assets of the Fund, except that there is no limitation with respect to investments in obligations of the United States Government, its agencies or instrumentalities and that the Prime Fund may invest more than 25% of the value of its total assets in securities issued by domestic banks;

         (4) engage in the underwriting of securities of other issuers, except to the extent that a Fund may be deemed to be an underwriter in selling, as part of an offering registered under the Securities Act of 1933, as amended, securities which it has acquired; or participate on a joint or joint-and-several basis in any securities trading account. The "bunching" of orders with other accounts under the management of the Adviser to save commissions or to average prices among them is not deemed to result in a securities trading account;

         (5) effect a short sale of any security, or issue senior securities except as permitted in paragraph (6). For purpose of this restriction, the purchase and sale of financial futures contracts and related options does not constitute the issuance of a senior security;

         (6) issue senior securities or otherwise borrow money, except that each Fund may borrow from banks as a temporary measure for emergency purposes where such borrowings would not exceed 10% (33 1/3% for the Prime Fund) of a Fund's total assets (including the amount borrowed) taken at market value; or pledge, mortgage or hypothecate its assets, except to secure indebtedness permitted by this paragraph and then only if such pledging, mortgaging or hypothecating does not exceed 10% (33 1/3% for the Prime Fund) of the Fund's total assets taken at market value;

         (7) invest more than 10% of the total assets of a Fund in the securities of other investment companies, subject to the limitations of Section 12(d)(1) of the 1940 Act;

         (8) invest in any security, including repurchase agreements maturing in over seven days without a liquidation feature or other illiquid investments which are subject to legal or contractual delays on resale or which are not readily marketable, if as a result more than 10% of the market value of a Fund's assets would be so invested;

         (9) purchase interests in oil, gas, or other mineral exploration programs of real estate and real estate mortgage loans except as provided in the Prospectus;

         (10) have dealings on behalf of a Fund with Officers and Trustees of the Fund, except for the purchase or sale of securities on an agency or commission basis, or make loans to any officers, directors or employees of the Fund; and

         (11) purchase equity securities or other securities convertible into equity securities.

         There will be no violation of any investment restriction if that restriction is complied with at the time the relevant action is taken notwithstanding a later change in the market value of an investment, in the net or total assets of a Fund, in the securities rating of the investment, or any other later change.


                             INVESTMENT INSTRUMENTS

         The following information supplements the discussion of the investment objectives and policies of the Funds in each Fund's Prospectus.

         U.S. Treasury Obligations. Each Fund may invest, and the Treasury Fund invests exclusively, in direct obligations of the United States Treasury which have remaining maturities of 13 months or less and related repurchase agreements. The United States Treasury issues various types of marketable securities consisting of bills, notes, bonds and other debt securities. They are direct obligations of the United States Government and differ primarily in the length of their maturity. Treasury bills, the most frequently issued marketable United States Government security, have a maturity of up to one year and are issued on a discount basis.

         U.S. Government Agencies. The Government Fund and the Prime Fund may invest in obligations issued or guaranteed by the United States Government or its agencies or instrumentalities which have remaining maturities not exceeding thirteen months. Agencies and instrumentalities which issue or guarantee debt securities and which have been established or sponsored by the United States Government include the Banks for Cooperatives, the Export-Import Bank, the Federal Farm Credit System, the Federal Home Loan Banks, the Federal Home Loan Mortgage Corporation, the Federal Intermediate Credit Banks, the Federal Land Banks, the Federal National Mortgage Association and the Student Loan Marketing Association. United States Government agency and instrumentality obligations include master notes issued by these entities but do not include obligations of the World Bank, The Inter-American Development Bank or the Asian Development Bank.

         Asset-Backed Securities (Prime Fund). Asset-backed securities purchased by the Fund may include pools of mortgages, loans, receivables or other assets. Payment of principal and interest may be largely dependent upon the cash flows generated by the assets backing the securities. Asset-backed securities involve certain risks that are not posed by mortgage-related securities, resulting mainly from the fact that asset-backed securities do not usually contain the complete benefit of a security interest in the related collateral. For example, credit card receivables generally are unsecured and the debtors are entitled to the protection of a number of state and Federal consumer credit laws, some of which may reduce the ability to obtain full payment. In the case of automobile receivables, due to various legal and economic factors, proceeds from repossessed collateral may not always be sufficient to support payments on these securities. The risks associated with asset-backed securities are often reduced by the addition of credit enhancements such as a letter of credit from a bank, excess collateral or a third-party guarantee. However, the extent of the credit enhancement may differ amongst securities and generally only applies to a fraction of the securities' value. With respect to asset-backed securities arising from secured debt (such as automobile receivables), there is a risk that parties other than the originator and servicer of the loan may acquire a security interest superior to that of the securities holders.

         Bank Obligations (Prime Fund). These obligations include negotiable certificates of deposit, bankers' acceptances and fixed time deposits and other obligations issued or supported by banks. The Funds' policy on concentration in bank obligations and a description of the banks the obligations of which the Fund may purchase are set forth in the Fund's prospectus. A certificate of deposit is a short-term, interest-bearing negotiable certificate issued by a commercial bank against funds deposited in the bank. A bankers' acceptance is a short-term draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction. The borrower is liable for payment as is the bank, which unconditionally guarantees to pay the draft at its face amount on the maturity date. Fixed time deposits are obligations of foreign branches of United States banks or foreign banks which are payable on a stated maturity date and bear a fixed rate of interest. Although fixed time deposits do not have a market, there are no contractual restrictions on the right to transfer a beneficial interest in the deposit to a third party.

         Commercial Paper (Prime Fund). Commercial paper includes short-term unsecured promissory notes, variable rate demand notes and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations, financial institutions and government agencies and instrumentalities (but only in the case of taxable securities). All commercial paper purchased by the Fund is, at the time of investment, required to be rated (or issued by an issuer with a similar security rated) in the highest short-term rating category by two or more Nationally Recognized Statistical Ratings Organizations ("NRSROs"), or the only NRSRO rating the security, or if unrated, determined to be of comparable credit quality by the Adviser. Because variable rate master demand notes are direct lending arrangements between the lender and the borrower, it is not generally contemplated that they will be traded. There is no secondary market for variable rate master demand notes, although they are redeemable, and thus immediately repayable by the borrower, at principal amount, plus accrued interest, at any time.

         Corporate Debt Securities (Prime Fund). Investments in these securities are limited to non-convertible corporate debt securities such as bonds and debentures which have thirteen months or less remaining to maturity and which are rated "A" or better by Standard & Poor's and "A" or better by Moody's and of comparable high quality ratings by other NRSROs that have rated such securities.

         The rating "P-1" is the highest commercial paper rating assigned by Moody's and the ratings "A-1" and "A-1+" are the highest commercial paper ratings assigned by Standard & Poor's. Debt securities rated"Aa" or better by Moody's or "AA" or better by Standard & Poor's are generally regarded as high-grade obligations. Those rated "Aaa" by Moody's or "AAA" by Standard & Poor's are judged to be of the highest quality and exhibit an extremely strong ability to pay interest and repay principal. Those rated "Aa" by Moody's or "AA" by Standard & Poor's are judged to be of high quality by all standards and differ from higher rated issues only in a small degree with respect to their ability to pay interest and repay principal. Those rated "A" by Moody's and Standard & Poor's possess many favorable attributes and are to be considered as upper medium grade obligations, although they may be more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

         After purchase by the Fund, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require a sale of such security by the Fund. However, if the security is downgraded to a level below that permitted for money market funds under Rule 2a-7 of the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's adviser must report such event to the Board of Trustees as soon as possible to permit the Board to reassess the security promptly to determine whether it may be retained as an eligible investment for the Fund. To the extent the ratings given by a NRSRO may change as a result of changes in such organizations or their rating systems, the Fund will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in the Fund's Prospectus and in this SAI.

         Loans of Portfolio Securities (Prime Fund). The Fund may lend its portfolio securities to brokers, dealers and financial institutions, provided:
(1) the loan is secured continuously by collateral consisting of U.S. Government securities or cash or letters of credit maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned; (2) the Fund may at any time call the loan and obtain the return of the securities loaned within five business days; (3) the Fund will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed 30% of the total assets of the Fund.

         The Fund will earn income for lending its securities because cash collateral pursuant to these loans will be invested in short-term money market instruments. In connection with lending securities, the Fund may pay reasonable finders, administrative and custodial fees. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral.

         Mortgage-Related Securities. The Government Fund and the Prime Fund may, consistent with their respective investment objective and policies, invest in mortgage-related securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

         Mortgage-related securities, for purposes of the Fund's Prospectus and this SAI, represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as the Government National Mortgage Association and government-related organizations such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, as well as by non-governmental issuers such as commercial banks, savings and loan institutions, mortgage bankers, and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. If the Fund purchases a mortgage-related security at a premium, that portion may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral. To an even greater extent than other interest-bearing securities, the prices of such securities may be extremely sensitive to, and inversely affected by, changes in interest rates. However, though the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment. For this and other reasons, a mortgage-related security's stated maturity may be shortened by unscheduled prepayments on the underlying mortgages and, therefore, it is not possible to predict accurately the security's return to the Fund. Lower than estimated prepayments from an increase in interest rates might alter the expected average life of such securities and increase volatility. In addition, regular payments received in respect of mortgage-related securities include both interest and principal. No assurance can be given as to the return a Fund will receive when these amounts are reinvested.

         There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage-related securities and among the securities that they issue. Mortgage-related securities created by the Government National Mortgage Association ("GNMA") include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest and such guarantee is backed by the full faith and credit of the United States. GNMA is a wholly-owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Government to make payments under its guarantee. Mortgage-related securities issued by the Federal National Mortgage Association ("FNMA") include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of the FNMA and are not backed by or entitled to the full faith and credit of the United States. The FNMA is a government-sponsored organization owned entirely by private stock-holders. Fannie Maes are guaranteed as to timely payment of the principal and interest by FNMA. Mortgage-related securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC") include FHLMC Mortgage Participation Certificates (also known as ("Freddie Macs" or "PCs"). The FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress, which is owned entirely by Federal Home Loan Banks. Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by the FHLMC. The FHLMC currently guarantees timely payment of interest and either timely payment of principal or eventual payment of principal, depending upon the date of issue. When the FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

         Repurchase Agreements. Each Fund may invest in securities pursuant to repurchase agreements, whereby the seller agrees to repurchase such securities at the Fund's cost plus interest within a specified time (generally one day). The securities underlying the repurchase agreements will consist exclusively of U.S. Government obligations in which the Funds are otherwise permitted to invest. While repurchase agreements involve certain risks not associated with direct investments in the underlying securities, the Funds will follow procedures designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized banks and registered broker-dealers having creditworthiness determined by the Adviser to be substantially equivalent to that of issuers of debt securities rated investment grade. In addition, the Funds' repurchase agreements will provide that the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement, and that the Funds' custodian will take possession of such collateral. In the event of a default or bankruptcy by the seller, the Funds will seek to liquidate such collateral. However, the exercise of the Funds' right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, a Fund could suffer a loss. Repurchase agreements are considered to be loans by an investment company under the Investment Company Act of 1940 (the "1940 Act"). There is no limit on the amount of the Funds' net assets that may be subject to repurchase agreements having a maturity of, or a liquidation feature permitting termination within a period of, seven days or less. The Funds do not presently intend to enter into repurchase agreements which will cause more than 10% of a Fund's net assets to be subject to repurchase agreements having a maturity beyond seven days.

         Reverse Repurchase Agreements (Prime Fund). The Fund may borrow funds by selling portfolio securities to financial institutions such as banks and broker/dealers and agreeing to repurchase them at a mutually specified date and price ("reverse repurchase agreements"). Reverse repurchase agreements involve the risk that the market value of the securities sold by the Fund may decline below the repurchase price. The Fund will pay interest on amounts obtained pursuant to a reverse repurchase agreement. While reverse repurchase agreements are outstanding, the Fund will maintain in a segregated account cash, or other liquid assets (as determined by the Board) of an amount at least equal to the market value of the securities, plus accrued interest, subject to the agreement.

         Stripped Government Securities. Stripped securities are created by separating the income and principal components of a debt instrument and selling them separately. The Fund may purchase U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) that are created when the coupon payments and the principal payment are stripped from an outstanding Treasury bond by the Federal Reserve Bank. Bonds issued by the Resolution Funding Corporation (REFCORP) can also be stripped in this fashion. REFCORP STRIPS are eligible investments for the Fund.

         The Fund may also purchase privately stripped government securities, which are created when a dealer deposits a Treasury security or federal agency security with a custodian for safekeeping and then sells the coupon payments and principal payments that will be generated by this security. Proprietary receipts, such as Certificates of Accrual on Treasury Securities (CATS), Treasury Investment Growth Receipts (TIGRs), and generic Treasury Receipts
(TRs), are stripped U.S. Treasury securities that are separated into their component parts through trusts created by their broker sponsors. Bonds issued by the Financing Corporation (FICO) can also be stripped in this fashion.

         Because of the SEC's views on privately stripped government securities, the Fund must evaluate them as it would non-government securities pursuant to regulatory guidelines applicable to all money market funds. Accordingly, the Fund currently intends to purchase only those privately stripped government securities that have either received the highest rating from two NRSROs (or one, if only one has rated the security), or, if unrated, been judged to be of equivalent quality by GEIM.

         Variable and Floating Rate Demand Obligations (VRDOs/FRDOs) are obligations that bear variable or floating interest rates and carry rights that permit holders to demand payment of the unpaid principal balance plus accrued interest from the issuers or certain financial intermediaries. Floating rate securities have interest rates that change whenever there is a change in a designated base rate while variable rate instruments provide for a specified periodic adjustment in the interest rate. These formulas are designed to result in a market value for the VRDO or FRDO that approximates its par value.

         A demand instrument with a conditional demand feature must have received both a short-term and a long-term high quality rating, or, if unrated, have been determined to be of comparable quality pursuant to procedures adopted by the Trustees. A demand instrument with an unconditional demand feature may be acquired solely in reliance upon a short-term high quality rating or, if unrated, upon a finding of comparable short-term quality pursuant to procedures to be adopted by the Trustees.

         The Prime Fund may invest in fixed-rate bonds that are subject to third party puts and in participation interests in such bonds held by a bank in trust or otherwise. These bonds and participation interests have tender options or demand features that permit the Fund to tender (or put) its bonds to an institution at periodic intervals and to receive the principal amount thereof. The Fund considers variable rate instruments structured in this way (Participating VRDOs) to be essentially equivalent to other VRDOs it purchases.

         The Prime Fund may invest in variable or floating rate instruments that ultimately mature in more than 397 days, if the Fund acquires a right to sell the instruments that meets certain requirements set forth in Rule 2a-7. A variable rate instrument (including instruments subject to a demand feature) that matures in 397 days or less may be deemed to have a maturity equal to the earlier of the period remaining until the next readjustment of the interest rate or the date on which principal can be recovered on demand. A variable rate instrument that matures in greater than 397 days but that is subject to a demand feature that is 397 days or less may be deemed to have a maturity equal to the longer of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand. A floating rate instrument that matures in more than 397 days but that is subject to a demand feature may be deemed to have a maturity equal to the period remaining until the principal amount may be recovered through demand. A floating rate instrument that matures in 397 days or less shall be deemed to have a maturity of one day.


         The Government Fund and the Prime Fund may invest in variable and floating rate instruments of the U.S. Government, and its agencies and instrumentalities, with remaining maturities of 397 days or more provided that they are deemed to have a maturity of less than 397 days as defined in accordance with the rules of the SEC. A variable rate instrument that matures in 397 days or more may be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate.

         When-Issued and Delayed-Delivery Securities (Prime Fund). The Fund may purchase securities on a when-issued or delayed-delivery basis. For example, delivery of and payment for these securities can take place a month or more after the date of the transaction. The securities so purchased are subject to market fluctuation during this period and no income accrues to the Fund until settlement takes place. To facilitate such acquisitions, the Fund will maintain with the custodian a separate account with a segregated portfolio of liquid securities in an amount at least equal to such commitments. On the delivery dates for such transactions, the Fund will meet its obligations from maturities or sales of the securities held in the separate account and/or from cash flow. While the Fund normally enters into these transactions with the intention of actually receiving or delivering the securities, it may sell these securities before the settlement date or enter into new commitments to extend the delivery date into the future, if the Adviser considers such action advisable as a matter of invesment strategy. Such securities have the effect of leverage on a Fund and may contribute to volatility of the Fund's net asset value.

         Zero Coupon Securities. The Funds may invest in zero coupon securities. Zero Coupon Bonds purchased by the Fund do not make regular interest payments; instead they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its daily dividend, the Fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value. The market prices of zero coupon securities generally are more volatile than the market prices of securities that pay interest periodically and are more sensitive to changes in interest rates than non-zero coupon securities having similar maturities and credit qualities.

                                   MANAGEMENT

Trustees and Officers

         The principal occupations for the past five years of the Trustees and executive officers of the Trust are listed below. The address of each, unless otherwise indicated, is 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202. Trustees deemed to be "interested persons" of the Trust for purposes of the Investment Company Act of 1940, as amended, are indicated by an asterisk. All of the Trustees were elected at a Special Meeting of shareholders held March 21, 1997.

NAME                           (AGE)                PRINCIPAL OCCUPATION**

W. Robert Alexander*           (70)                 Mr. Alexander, a member of the Board of Trustees since December 1993, is
Trustee, Chairman and                               the Chief Executive Officer of ALPS Mutual Funds Services, Inc. which
President                                           provides administration and distribution services for proprietary mutual fund complexes.  Prior to co-founding ALPS, Mr. Alexander was Vice
                                                    Chairman of First Interstate Bank of Denver, responsible for Trust,
                                                    Private Banking, Retail Banking, Cash Management Services and
                                                    Marketing.  Mr. Alexander is currently a member of the Board of Trustees of the Colorado Trust, Colorado's largest foundation as well as a
                                                    Trustee of the Hunter and Hughes Trusts.  Because of his affiliation with ALPS, Mr. Alexander is considered an "interested" Trustee of
                                                    Financial Investors Trust.

Mary K. Anstine                (57)                 President/Chief Executive Officer, HealthONE, Denver, CO; Former Trustee
                                                    Executive Vice President, First Interstate Bank of Denver.  Ms. Anstine
                                                    is currently a Director of the Trust of Colorado, Trustee of the Denver
                                                    Area Council of the Boy Scouts of America, a Director of the Junior
                                                    Achievement Board and the Colorado Uplift Board, and a member of the
                                                    Advisory Boards for the Girl Scouts Mile Hi


                                                    Council and the Hospice of Metro Denver.  Formerly, Ms. Anstine served as a Director of ALPS from October 1995 to December 1996; Director of HealthONE;
                                                    a member of the American Bankers Association Trust Executive Committee; and
                                                    Director of the Center for Dispute Resolution.

Edward B. Crowder               (67)                Mr. Crowder currently operates a marketing concern with operations in
                                                    Trustee the U.S. and Latin America.  He has previously engaged in business pursuits in the restaurant, oil and gas drilling, and real estate development industries.  Mr. Crowder is a former Director of
                                                    Athletics and head football coach at the University of Colorado.

John R. Moran, Jr.              (68)                Mr. Moran is President of The Colorado Trust, a private foundation
                                                    Trustee serving the health and hospital community in the State of
                                                    Colorado.  An attorney, Mr. Moran was formerly a partner with the firm of Kutak Rock


----------
**Except as otherwise indicated, each individual has held the office shown or other offices in the same company for the last five years.

The following table contains relevant information concerning the Executive Officers of the Trust:



NAME                                       PRINCIPAL OCCUPATION**                           SINCE
H. David Lansdowne                         President and CEO of Tempest, Isenhart,          January 1998
Vice President (51)                        Chafee, Lansdowne and  Associates.

Robert Alder                               Executive Vice President of Tempest, Isenhart,   January 1998
Vice President (56)                        Chafee, Lansdowne and Associates.

William Paston,                            Product Development Manager of ALPS Mutual       February 1994
Vice President and                         Funds Services, Inc.
Treasurer (42)                             Prior to joining ALPS, Mr. Paston was an
                                           associate with Lipper Analytical Services,
                                           coordinating that firm's marketing effort in
                                           the banking industry.

James V. Hyatt                             Mr. Hyatt is General Counsel of ALPS Mutual      April 1998
Secretary (47)                             Funds Services,Inc., the Administrator and
                                           Distributor. Prior to joining ALPS, Mr. Hyatt
                                           served as Senior Legal Counsel for FMR Corp.
                                           and Counsel to Fidelity Management Trust
                                           Company.


Jeremy May                                 Mr. May is Director of Mutual Fund Operations    October 1997
Assistant Treasurer(28)                    at ALPS Mutual Funds Services, Inc., the
                                           Administrator and Distributor.  Prior to
                                           joining ALPS, Mr. May was an auditor with
                                           Deloitte & Touche LLP.


------------
**Except as otherwise indicated, each individual has held the office shown or other offices in the same company in the same company for the last five years.

         Effective after the April 21, 1998 meeting of the Board, non-interested Trustees of the Trust will receive from the Trust an annual fee in the amount of $4,000 and $500 for attending each Board meeting. Prior to this meeting, the non-interested Trustees received no annual fee and $1,000 for attending each Board meeting. The Trustees are reimbursed for all reasonable out-of-pocket expenses relating to attendance at meetings.

         For the Trust's fiscal year ended April 30, 1998, the non-interested Trustees were compensated as follows:


                                                         Pension Or                                           Aggregate
                                                         Retirement                Estimated                 Compensation
                               Aggregate                  Benefits                   Annual                 From The Trust
                              Compensation               Accrued As                 Benefits                     Paid
                                From the                Part of Fund                  Upon                   to Trustees
                                  Trust                   Expenses                 Retirement
                             --------------           -----------------          ----------------         -------------------
  Mary K. Anstine,
  Trustee ......................$4,000(1)                    $0                        $0                       $4,000
                                ---------                  -------                   -------                    -------

  Edwin B. Crowder,
  Trustee ......................$4,000(1)                    $0                        $0                       $4,000
                                ---------                  -------                   -------                    -------

  John R. Moran, Jr.,
  Trustee ......................$4,000(1)                    $0                        $0                       $4,000



(1) Member of the Audit Committee.

         As of the date of this Statement of Additional Information the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of the Trust.

         Investment Adviser. The Trust retains GE Investment Management Incorporated, (the "Adviser") as investment adviser for each Fund.

         Each Advisory Contract provides that the Adviser will manage the portfolio of each Fund and will furnish to each Fund investment guidance and policy direction in connection therewith. The Adviser has agreed to provide to the Trust, among other things, information relating to money market portfolio composition, credit conditions and average maturity of the portfolio of each Fund. Pursuant to each Advisory Contract, the Adviser also furnishes to the Trust's Board of Trustees periodic reports on the investment performance of the Funds.

         Sponsor and Distributor. Shares of the Funds are offered on a continuous basis through ALPS Mutual Funds Services, Inc., ("ALPS"), the Distributor, pursuant to the Distribution Contract. The Distributor is not obligated to sell any specific amount of shares.

         Administrator. Pursuant to the Administrative Services Contract, ALPS:
(i) provides administrative services reasonably necessary for the operation of the Funds (other than those services which are provided by the Adviser pursuant to each Advisory Contract); (ii) provides the Funds with office space and office facilities reasonably necessary for the operation of the Funds; and (iii) employs or associates with itself such persons as it believes appropriate to assist it in performing its obligations under the Administrative Services Contract.

Fees and Expenses

As compensation for advisory, management and administrative services, the Adviser and ALPS ("the Administrator") are paid a monthly fee at the following annual rates:

Treasury Fund:

Portion of average daily value
of net assets of the Fund                        Advisory             Administrative(1)                 Total
--------------------------------                ----------           ------------------               --------
Not exceeding $500 million ....................... 0.05%                    0.26%                      0.31%

In excess of $500 million but
not exceeding $1 billion ......................... 0.075%                   0.24%                      0.315%

In excess of $1 billion but not
exceeding $1.5 billion ........................... 0.10%                    0.22%                      0.32%

In excess of %1.5 billion ........................ 0.15%                    0.22%                      0.37%

Government and Prime Funds:


Portion of average daily value
of net assets of the Fund                        Advisory               Administrative(1)               Total
--------------------------------                ----------             ------------------             --------
Not exceeding $500 million ....................... 0.04%                    0.16%                      0.20%

In excess of $500 million but
not exceeding $1 billion ......................... 0.06%                    0.14%                      0.20%

In excess of $1 billion .......................... 0.08%                    0.12%                      0.20%


(1) Subject to a minimum monthly fee of $50,000 for the Treasury Fund and $30,000 for the Government and Prime Funds.

         At a meeting held on January 20, 1997, the Trustees approved new Advisory Contracts with the Adviser on behalf of the Treasury and Government Funds. The new Advisory Contracts were submitted to shareholders of each respective Fund for their consideration pursuant to a Proxy Statement dated March 3, 1997 and subsequently approved by a majority of the shareholders of each respective Fund at a Special Meeting held on March 21, 1997. Effective March 24, 1997, the Adviser assumed the role of Adviser to each Fund. During the period from March 24, 1997 through April 30, 1997, the Adviser earned $8,799 and $3,542 in advisory fees from the Treasury and Government Funds, respectively. During the fiscal year ended April 30, 1998, the Adviser earned $78,117 and $52,818 in advisory fees from the Treasury and Government Funds, respectively.

         From their inception through March 23, 1997, FGIC Advisors, Inc. "FGIC" served as the Investment Adviser to the Treasury and Government Funds. During the fiscal year ended April 30, 1996 and the period May 1, 1996 to March 23, 1997, FGIC earned the following advisory fees (the Prime Fund had not commenced operations as of March 23, 1997):


                                                        Period Ended               Year Ended
                                                       March 23, 1997            April 30, 1996
                                                      ----------------          ----------------
U.S. Treasury Money Market Fund

     Advisory fees earned .........................   $739,988                  $742,238

Advisory fees waived ..............................  $(739,988)                $(742,238)

U.S. Government Money Market Fund

     Advisory fees earned .........................   $110,066                  $136,073

Advisory fees waived ..............................  $(110,066)                 $(85,725)


         (1) The Treasury Fund and the Government Funds commenced operations on May 25, 1994 and June 7, 1994, respectively.

         The Administrative fees earned by the Administrator under the Administrative Services Agreement for the last three fiscal periods were as follows (the Prime Fund had not commenced operations as of April 30, 1998):

                                                                       Fiscal Year Ended April 30,
                                                         1998            1997            1996
                                                    ------------    ------------     --------------
U.S. Treasury Money Market Fund

     Administrative fees earned                       $665,343        $750,000           $750,000

     Administrative fees waived                      $(349,614)       $(75,890)         $(190,288)

U.S. Government Money Market Fund

     Administrative fees earned                       $294,083          $92,781          $76,135

     Administrative fees waived                      $(143,513)         $(3,949)       $       0



         The Administrator has stated that it will voluntarily waive a portion of the administrative fees otherwise payable by each Fund, as well as voluntarily assume a portion of each Fund's expenses, to the extent necessary to maintain a total expense ratio of not more than .33%, .20% and .20% of the average net assets of the Treasury, Government and Prime Funds, respectively. The Administrator reserves the right to modify or terminate the fee waiver and assumption of expenses at any time.

         Except for the expenses paid by the Adviser under the Advisory Contract and the Administrator under the Administrative Services Contract, each Fund bears all costs of its operations. Expenses attributable to the Funds are charged against the assets of each Fund, respectively.

         The Advisory Contract, Distribution Contract and Administrative Services Contract will continue in effect with respect to each Fund from year to year provided such continuance is approved annually (i) by the holders of a majority of the outstanding voting securities of a Fund or by the Trust's Trustees; and (ii) by a majority of the Trustees who are not parties to such contracts or "interested persons" (as defined under the 1940 Act) of any such party. Each contract may be terminated with respect to a Fund at any time, without payment of any penalty, by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940) or by a vote of a majority of the Trustees. The Advisory Contract, Administrative Services Contract and the Distribution Contract shall terminate automatically in the event of their assignment (as defined in the 1940 Act).


         The Trust incurs administration expenses based on the terms of the Administrative Services Agreement. In the absence of certain fee waivers and reimbursements, administration fees borne by the Funds might not be in proportion to relative Fund assets.



                CALCULATION OF YIELDS AND PERFORMANCE INFORMATION

         Each Fund may, from time to time, include its yield and effective yield in advertisements or reports to shareholders or prospective investors. Current yield (or "SEC Seven Day Yield") for each Fund will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro-rata share of a Fund's expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. "Effective yield" for the Funds assumes that all dividends received during an annual period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula: Effective Yield - [(Base Period Return) + 1) 365/7] - 1.

         As of April 30, 1998, the Seven Day Effective Yield and the SEC Seven Day Yield for the Treasury Fund were 5.20% and 5.08%, respectively. As of April 30, 1998, the Seven Day Effective Yield and the SEC Seven Day Yield for the Government Fund were 5.43% and 5.28%, respectively. The Prime Fund had not commenced operations as of April 30, 1998.

         Each Fund may, from time to time, include its average annual total returns in advertisements or reports to shareholders or prospective investors.

         Quotations of average annual total return will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (up to the life of the Fund), calculated pursuant to the following formulas:


         P (1 + T) n  =  ERV

                      or

         T  =  [C  (ERV) 1/n - 1]
                       P


         All total return figures will reflect a proportional share of Fund expenses (net of certain reimbursed expenses) on an annual basis, and will assume that all dividends and distributions are reinvested when paid. Quotations of total return will reflect only the performance of a hypothetical investment in the Funds during the particular time period shown. Total return for the Fund will vary based on changes in the market conditions and the level of a Fund's expenses, and no reported performance figure should be considered an indication of performance, which may be expected in the future.

         The yield and total return for each Class of the Prime Fund are calculated separately due to separate expense structures. The yield and total return of Class II will be lower than that of Class I.

         In connection with communicating its total return to current or prospective shareholders, each Fund also may compare these figures to the performance of other mutual funds tracked by mutual fund rating or ranking services or to other unmanaged indices which may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

         From time to time, in marketing pieces and other Fund literature, the Funds' total performance may be compared to the performance of broad groups of comparable funds or unmanaged indices of comparable securities. Evaluations of Fund performance made by independent sources may also be used in advertisements concerning the Funds. Sources for Fund performance information may include, but are not limited to, the following:


         Barron's, a Dow Jones and Company, Inc. business and financial weekly that periodically reviews mutual fund performance data.

         Business Week, a national business weekly that periodically reports the performance rankings and ratings of a variety of mutual funds investing abroad.

         Changing Times, The Kiplinger Magazine, a monthly investment advisory publication that periodically features the performance of a variety of securities.

         Donoghue's Money Fund Report, a weekly publication of the Donoghue Organization, Inc., of Holliston, Massachusetts, reporting on the performance of the nation's money market funds, summarizing money market fund activity, and including certain averages as performance benchmarks, specifically "Donoghue's Money Fund Average," and "Donoghue's Government Money Fund Average."

         Financial Times, Europe's business newspaper, which features from time to time articles on international or country-specific funds.

         Forbes, a national business publication that from time to time reports the performance of specific investment companies in the mutual fund industry.

         Fortune, a national business publication that periodically rates the performance of a variety of mutual funds.

         Global Investor, a European publication that periodically reviews the performance of U.S. mutual funds investing internationally.

         Lipper Analytical Services, Inc.'s Mutual Fund Performance Analysis, a weekly publication of industry-wide mutual fund averages by type of fund.

         Money, a monthly magazine that from time to time features both specific funds and the mutual fund industry as a whole.

         New York Times, a nationally distributed newspaper which regularly covers financial news.

         Personal Investor, a monthly investment advisory publication that includes a "Mutual Funds Outlook" section reporting on mutual fund performance measures, yields, indices and portfolio holdings.

         Sylvia Porter's Personal Finance, a monthly magazine focusing on personal money management that periodically rates and ranks mutual funds by performance.

         Wall Street Journal, a Dow Jones and Company, Inc. newspaper which regularly covers financial news.

         Wiesenberger Investment Companies Services, an annual compendium of information about mutual funds and other investment companies, including comparative data on funds' backgrounds, management policies, salient features, management results, income and dividend records, and price ranges.


         Fund Ratings. Although it is not an investment objective of the Funds, consistent with the Funds' investment objectives and restrictions, each Fund may seek and receive the highest rating from certain nationally recognized statistical rating organizations (NRSROs), for example, "AAAm" from Standard & Poor's Ratings Group, a Division of McGraw Hill, Inc., or "AAA/V-1+" from Fitch Investor Services, Inc. An NRSRO rating is subject to change and neither insures nor guarantees that the Fund will pay interest or repay principal. NRSRO ratings represent the opinion of the NRSRO based on the investment adviser, quality of the Fund's portfolio holdings, and other criteria. If an NRSRO rating is obtained, the Fund may use the information in advertising or reports to shareholders or prospective investors.

                        DETERMINATION OF NET ASSET VALUE

         The Funds' net asset value per share is determined by dividing the total current market value of the assets of a Fund, less liabilities, by the total number of shares outstanding at the time of determination. All expenses, including the advisory and administrative fees, are accrued daily and taken into account for the purpose of determining the net asset value.

         As indicated under "Determination of Net Asset Value" in the Funds' Prospectuses, the Funds use the amortized cost method to determine the value of their portfolio securities pursuant to Rule 2a-7 under the Investment Company Act of 1940. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period until maturity, regardless of the impact of fluctuating interest rates on the market value of the security. While this method provides certainty in valuation, it may result in periods during which the value, as determined by amortized cost, is higher or lower than the price which the Fund would receive if the security were sold. During these periods the yield to a shareholder may differ somewhat from that which could be obtained from a similar fund which utilizes a method of valuation based upon market prices. Thus, during periods of declining interest rates, if the use of the amortized cost method resulted in a lower value of the Fund's portfolio on a particular day, a prospective investor in the Fund would be able to obtain a somewhat higher yield than would result from an investment in a fund utilizing solely market values, and existing Fund shareholders would receive correspondingly less income. The converse would apply during periods of rising interest rates.

         Rule 2a-7 provides that in order to value its portfolio using the amortized cost method, the Funds must maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities of thirteen months or less and invest only in securities determined by the Trust's Board of Trustees to be "eligible securities" as defined by Rule 2a-7 and to present minimal credit risks. Pursuant to Rule 2a-7, the Board is required to establish procedures designed to stabilize, to the extent reasonably possible, the price per share of the Funds, as computed for the purpose of sales and redemptions, at $1.00. Such procedures include review of the Funds' portfolio holdings by the Board of Trustees, at such intervals as it may deem appropriate, to determine whether the net asset value of the Fund calculated by using available market quotations deviates from $1.00 per share based on amortized cost. The extent of any deviation will be examined by the Board of Trustees. If such deviation exceeds 1/2 of 1%, the Board will promptly consider what action, if any, will be initiated. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, the Board will take such corrective action as it regards as necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity, withholding dividends or establishing a net asset value per share by using available market quotations.

         Each Fund will compute its net asset value once daily as of 5:00 p.m. (New York City time), on each day that both the New York Stock Exchange and the New York Federal Reserve are open for business which excludes New Year's Day, Martin Luther King, Jr., Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Thanksgiving Day and Christmas Day.

                             PORTFOLIO TRANSACTIONS

         The Trust has no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to policy established by the Trustees, the Adviser is primarily responsible for portfolio decisions and the placing of portfolio transactions. In placing orders, it is the policy of the Fund to obtain the best results taking into account the dealer's general execution and operational facilities, the type of transaction involved and other factors such as the dealer's risk in positioning the securities involved. While the Adviser generally seeks reasonably competitive spreads or commissions, the Funds will not necessarily be paying the lowest spread or commission available.

         Purchases and sales of securities will often be principal transactions in the case of debt securities traded otherwise than on an exchange. Debt securities normally will be purchased or sold from or to issuers directly or to dealers serving as market makers for the securities at a net price. Generally, money market securities are traded on a net basis and do not involve brokerage commissions. Under the 1940 Act, persons affiliated with the Adviser, the Funds or the Distributor are prohibited from dealing with the Funds as a principal in the purchase and sale of securities except in accordance with regulations adopted by the Securities and Exchange Commission. Under the 1940 Act, persons affiliated with the Adviser, the Funds or the Distributor may act as a broker for the Funds. In order for such persons to effect any portfolio transactions for the Funds, the commissions, fees or other remuneration received by such persons must be reasonable and fair compared to the commissions, fees or other remunerations paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow the affiliate to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arms-length transaction. The Trustees of the Trust will regularly review the commissions paid by the Funds to affiliated brokers.

         The Adviser may, in circumstances in which two or more dealers are in a position to offer comparable results, give preference to a dealer which has provided statistical or other research services to the Adviser. By allocating transactions in this manner, the Adviser is able to supplement its research and analysis with the views and information of securities firms.

                               EXCHANGE PRIVILEGE

         Shareholders who have held all or part of their shares in one of the Funds for at least seven days may exchange those shares for shares of the other Fund if such Fund is available for sale in their state and meets the investment criteria of the investor.

         Before effecting an exchange, shareholders should review the Prospectus of the other Fund. Exercise of the exchange privilege is treated as a redemption for income tax purposes and, depending on the circumstances, a gain or loss may be recognized.

         The exchange privilege may be modified or terminated upon sixty (60) days' written notice to shareholders. Although initially there will be no limit on the number of times a shareholder may exercise the exchange privilege, the Funds reserve the right to impose such a limitation. Call or write the Funds for further details.

                                   REDEMPTIONS

         In the event that a Fund does not maintain a constant net asset value per share, the proceeds of a redemption may be more or less than the amount invested and, therefore, a redemption may result in a gain or loss for Federal and state and local income tax purposes. Any loss realized on the redemption of Fund shares held, or treated as held, for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends received on the redeemed shares.

         A shareholder's account with the Funds remains open for at least one year following complete redemption and all costs during the period will be borne by the Funds. This permits an investor to resume investments in the Fund during the period in an amount of $25,000 or more.

         To be in a position to eliminate excessive shareholder expense burdens, the Funds reserve the right to adopt a policy pursuant to which a Fund may redeem, upon not less than 30 days' notice, shares of the Fund in an account which has a value below the designated amount set forth in each Fund's prospectus. However, any shareholder affected by the exercise of this right will be allowed to make additional investments prior to the date fixed for redemption to avoid liquidation of the account. Shareholder accounts which have a value below the designated amount due to changes in the market value in portfolio securities will not be redeemed.

         The Funds may suspend the right of redemption during any period when
(i) trading on the New York Stock Exchange is restricted or that Exchange is closed, other than customary weekend and holiday closings, (ii) the Securities and Exchange Commission has by order permitted such suspension or (iii) an emergency exists making disposal of portfolio securities or determination of the value of the net assets of the Fund not reasonably practicable.

         Although it would not normally do so, the Trust has the right to pay the redemption price in whole or in part in securities of a Fund's portfolio as prescribed by the Trustees. When a shareholder sells portfolio securities received in this fashion he would incur a brokerage charge. The Trust has, however, elected to be governed by Rule 18f-1 under the 1940 Act, as amended. Under that rule, the Trust must redeem its shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of a Fund's net asset value at the beginning of such period.

                              FEDERAL INCOME TAXES

         The Treasury Fund and the Government Fund have each elected to be treated as a regulated investment company and qualified as such in 1997. The Prime Fund will elect to be treated as a regulated investment company and intends to qualify as such. The Funds intend to continue to so qualify by complying with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") applicable to regulated investment companies so that the Funds will not be liable for Federal income tax with respect to amounts distributed to shareholders in accordance with the timing requirements of the Code.

         In order to qualify as a regulated investment company for a taxable year, each Fund must, among other things, (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities or foreign currency gains related to investments in stock or securities or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities or currency; (b) diversify its holdings so that, at the end of each quarter of its taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash, cash items, U.S. Government securities, securities of other regulated investment companies and certain other securities in respect of any one issuer to an amount not greater in value than 5% of its assets and 10% of the outstanding voting securities of the issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies). As such, and by complying with the applicable provisions of the Code, the Funds will not be subject to Federal income tax on taxable income (including realized capital gains) which is distributed to shareholders in accordance with the timing requirements of the Code.

         The amount of capital gains, if any, realized in any given year will result from sales of securities made with a view to the maintenance of a portfolio believed by Fund management to be most likely to attain a Fund's investment objective. Such sales and any resulting gains or losses, may therefore vary considerably from year to year. Since at the time of an investor's purchase of shares, a portion of the per share net asset value by which the purchase price is determined may be represented by realized or unrealized appreciation in a Fund's portfolio or undistributed income of the Fund, subsequent distributions (or portions thereof) on such shares may be taxable to such investor even if the net asset value of his shares is, as a result of the distributions, reduced below his cost for such shares and the distributions (or portions thereof) represent a return of a portion of his investment.

         The Funds are required to report to the Internal Revenue Service (the "IRS") all distributions of taxable dividends and of capital gains, as well as the gross proceeds of share redemptions. The Funds may be required to withhold Federal income tax at a rate of 31% ("backup withholding") from taxable dividends (including capital gain dividends) and the proceeds of redemptions of shares paid to non-corporate shareholders who have not furnished the Fund with a correct taxpayer identification number and made certain required certifications or who have been notified by the IRS that they are subject to backup withholding. The Funds may also be required to withhold Federal income tax at a rate of 31% if they are notified by the IRS or a broker that the taxpayer identification number is incorrect or that backup withholding applies because of underreporting of interest or dividend income.

         Distributions of taxable net investment income and net realized capital gains will be taxable whether made in shares or in cash. In determining amounts of net realized capital gains to be distributed, any capital loss carryovers from prior years will be applied against realized capital gains. Shareholders receiving distributions in the form of additional shares will have a cost basis for Federal income tax purposes in each share so received equal to the net asset value of a share of the Fund on the reinvestment date. Fund distributions will also be included in individual and corporate shareholders' income on which the alternative minimum tax may be imposed.

         Any loss realized upon the redemption of shares held (or treated as held) for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividend received on the redeemed shares. Any loss realized upon the redemption of shares within six months after receipt of an exempt-interest dividend will be disallowed. All or a portion of a loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption. Exchanges are treated as redemptions for Federal tax purposes.

         Different tax treatment is accorded to accounts maintained as IRAs, including a penalty on early distributions. Shareholders should consult their tax advisers for more information.

         Each Fund will be separate for investment and accounting purposes and will be treated as a separate taxable entity for Federal income tax purposes.

         Each Fund is subject to a 4% nondeductible excise tax to the extent that it fails to distribute to its shareholders during each calendar year an amount equal to (a) at least 98% of its ordinary income (excluding any capital gain or losses) for the calendar year; plus (b) at least 98% of the excess of its capital gains over capital losses (adjusted for ordinary losses) for the one year period ending on October 31 of such calendar year; plus (c) any ordinary income or capital gain net income (adjusted for certain ordinary losses) from the preceding calendar years which was neither distributed to shareholders nor taxed to the Fund during such year. The Funds intend to distribute to shareholders each year an amount sufficient to avoid the imposition of such excise tax.

         It is important to note that for tax years beginning after August 5, 1997, the Taxpayer Relief Act of 1997 repealed Section 851(b)(3) which required that a RIC must derive less than 30 percent of its gross income from the sales or disposition of stocks or securities held for less than three months.

                          SHARES OF BENEFICIAL INTEREST

         The Trust consists of multiple separate portfolios or Funds. When certain matters affect one Fund but not another, the shareholders would vote as a Fund regarding such matters. Subject to the foregoing, on any matter submitted to a vote of shareholders, all shares then entitled to vote will be voted separately by the Fund unless otherwise required by the 1940 Act, in which case all shares will be voted in the aggregate. For example, a change in a Fund's fundamental investment policies would be voted upon only by shareholders of the Fund. Additionally, approval of the Advisory Contract is a matter to be determined separately by each Fund. Approval by the shareholders of one Fund is effective as to that Fund whether or not sufficient votes are received from the shareholders of the other Fund to approve the proposal as to that Fund. As used in the Prospectuses and in this Statement of Additional Information, the term "majority," when referring to approvals to be obtained from shareholders of a Fund means the vote of the lesser of (i) 67% of the shares of the Fund or class represented at a meeting if the holder of more than 50% of the outstanding shares of the Fund or class are present in person or by proxy, or (ii) more than 50% of the outstanding shares of the Fund. The term "majority", when referring to the approvals to be obtained from shareholders of the Trust as a whole means the vote of the lesser of (i) 67% of the Trust's shares represented at a meeting if the holders of more than 50% of the Trust's outstanding shares are present in person or proxy, or (ii) more than 50% of the Trust's outstanding shares. Shareholders are entitled to one vote for each full share held and fractional votes for fractional shares held.

         The Trust may dispense with annual meetings of shareholders in any year in which it is not required to elect trustees under the 1940 Act. However, the Trust undertakes to hold a special meeting of its shareholders if the purpose of voting on the question of removal of a director or trustees is requested in writing by the holders of at least 10% of the Trust's outstanding voting securities, and to assist in communicating with other shareholders as required by Section 16(c) of the 1940 Act.

         Each share of a Fund represents an equal proportional interest in the Fund with each other share and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared in the discretion of the Trustees. In the event of the liquidation or dissolution of the Trust, shareholders of each Fund are entitled to receive the assets attributable to such Fund that are available for distribution, and a distribution of any general assets of the Trust not attributable to a particular Fund that are available for distribution in such manner and on such basis as the Trustees in their sole discretion may determine.

         Shareholders are not entitled to any preemptive rights. All shares, when issued, will be fully paid and non-assessable by the Trust.

         As of July 31, 1998, the following shareholders owned 5% or more of the outstanding shares of the Funds as listed below:


         FUND                                                                        PERCENTAGE INTEREST
------------------------------------                                                 -------------------

U.S. TREASURY MONEY MARKET FUND

City of Cranston                                                                         15.55%
869 Park Avenue
Cranston, RI  02910

City of Bridgeport                                                                       11.63%
Attn:  Sharon D. Lemdon
45 Lyons Terrace
Bridgeport, CT  06604

Union Labor Life Insurance Co.                                                            9.69%
111 Massachusetts Avenue, N.W.
Washington, DC  20001

Metropolitan District                                                                     7.88%
555 Main Street, Po. Box 800
Hartford, CT  06142-0800

Riverside County Transportation Commission                                                5.64%
3560 University Place
Riverside, CA  92501

U.S. GOVERNMENT MONEY MARKET FUND

Diplomat Properties LTD Partnership                                                      22.95%
901 Massachusetts Avenue, N.W.
Washington, D.C.

City of Hartford                                                                         11.42%
City Treasurer's Office
Denise Nappier
550 Main Street
Hartford, CT  06103

City of Quincy                                                                            8.81%
1305 Hancock Street


Quincy, MA  02169

County of Rock Island                                                                     7.71%
1504 Third Avenue
Rock Island, IL  61201-8684


                                DISTRIBUTION PLAN

         The Trustees of the Trust have adopted a Distribution Plan on behalf of Class II of the Prime Fund (the "Plan") pursuant to Rule 12b-1 (the "Rule") under the 1940 Act. The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is intended primarily to result in the sale of shares of the fund except pursuant to a plan adopted by the fund under the Rule. The Trustees have adopted the Plan to allow the Prime Fund and ALPS to incur distribution expenses. The Plan provides for payment of a distribution fee (12b-1 fee) of up to 0.30% of the average net assets of Class II of the Prime Fund (these fees are in addition to the fees paid to ALPS under the Administration Agreement). The Trust or ALPS, on behalf of Class II of the Prime Fund, may enter into servicing agreements (Service Agreements) with banks, broker/dealers or other institutions (Agency Institutions). The Plan provides that ALPS may use its fees and other resources to make payments to Agency Institutions for performance of distribution-related services, including those enumerated below. The Service Agreements further provide for compensation to broker/dealers for their efforts to sell Class II shares of the Prime Fund. The distribution-related services include, but are not limited to, the following: formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; preparation, printing and distribution of sales literature; preparation, printing and distribution of prospectuses of the Prime Fund and reports to recipients other than existing shareholders of the Prime Fund; obtaining such information, analyses and reports with respect to marketing and promotional activities as ALPS may, from time to time, deem advisable; making payments to securities dealers and others engaged in the sales of Class II Shares of the Prime Fund; and providing training, marketing and support to such dealers and others with respect to the sale of Class II Shares of the Prime Fund. The Plan recognizes ALPS may use its fees and other resources to pay expenses associated with the promotion and administration of activities primarily intended to result in the sale of shares.

         The Plan has been approved by the Trustees, including the majority of disinterested Trustees. As required by the Rule, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan prior to its approval, and have determined that there is a reasonable likelihood that the Plan will benefit the Prime Fund and its shareholders. To the extent that the Plan gives ALPS greater flexibility in connection with the distribution of shares of the class, additional sales of shares may result.

         The Plan could be construed as compensation because ALPS is paid a fixed fee and is given discretion concerning what expenses are payable under the Plan. ALPS may spend more for marketing and distribution than it receives in fees and reimbursements from the Prime Fund. However, to the extent fees received exceed expenses, including indirect expenses such as overhead, ALPS could be said to have received a profit. For example, if ALPS pays $1 for distribution-related expenses for Class II of the Prime Fund and receives $2 under the Plan, the $1 difference could be said to be a profit for ALPS. (Because ALPS is reimbursed for its out-of-pocket direct promotional expenses, the Plan also could be construed as a reimbursement plan. Until the issue is resolved by the SEC, unreimbursed expenses incurred in one year will not be carried over to a subsequent year.) If after payment by ALPS for marketing and distribution there are any remaining fees attributable to the Plan, these may be used as ALPS may elect. Since the amount payable under the Plan will be commingled with ALPS' general funds, including the revenues it receives in the conduct of its business, it is possible that certain of ALPS' overhead expenses will be paid out of Plan fees and that these expenses may include items such as the costs of leases, depreciation, communications, salaries, training and supplies. The Prime Fund believes that such expenses, if paid, will be paid only indirectly out of the fees being paid under the Plan.

                                OTHER INFORMATION

         The Trust's Registration Statement, including the Prospectuses, the Statement of Additional Information and the exhibits filed therewith, may be examined at the office of the SEC in Washington, D.C. Statements contained in the Prospectuses or the Statement of Additional Information as to the contents of any contract or other document referred to herein or in the Prospectuses are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                           CUSTODIAN AND SUB-CUSTODIAN

         State Street Bank & Trust Company of Connecticut, N.A. acts as Custodian for the Trust. The Custodian, among other things, maintains a custody account or accounts in the name of the Funds; receives and delivers all assets for the Funds upon purchase and upon sale or maturity; collects and receives all income and other payments and distributions on account of the assets of the Funds and pays all expenses of the Funds. For its services as Custodian, State Street receives an asset-based fee and transaction charges. State Street Bank and Trust Company serves as Sub-Custodian for the Trust. The Administrative Services Agreement between ALPS Mutual Fund Services and the Trust currently provides that the asset-based fee and transaction costs of the Trust's Custodian and Sub-Custodian be paid by ALPS Mutual Fund Services.

                                     EXPERTS

         Deloitte & Touche LLP has been selected as the independent accountants for the Trust. Deloitte & Touche provides audit services, tax return preparation and assistance and consultation in connection with review of certain SEC filings. Deloitte & Touche's address is 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202.


                              FINANCIAL STATEMENTS

         The Treasury and Government Funds' financial statements and financial highlights for the fiscal year ended April 30, 1998 are included in the Trust's Annual Report which is a separate report supplied independent of this Statement of Additional Information. The Prime Fund had not commenced operations as of April 30, 1998. The Treasury and Government Funds' financial statements and financial highlights are incorporated herein by reference.

ARISTATA COLORADO QUALITY TAX-EXEMPT FUND
370 17th Street
Suite 3100
Denver, CO 80202
General & Account Information: (800) 644-8595

               TEMPEST, ISENHART, CHAFEE, LANSDOWNE & ASSOC., INC.
            Investment Adviser ("Tempest, Isenhart" or the "Adviser")
                        ALPS MUTUAL FUNDS SERVICES, INC.
      Administrator, Distributor and Sponsor ("ALPS" or the "Distributor")

This prospectus describes the Aristata Colorado Quality Tax-Exempt Fund (the"Fund"), managed by Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc., a Colorado corporation. The Fund is a separate investment fund of Financial Investors Trust (the "Trust"), a Delaware business trust and registered management investment company. The Fund's investment objective is to seek to provide as high a level of current income exempt from Colorado and Federal income taxes as is consistent with the preservation of capital by investing in municipal obligations which pay interest exempt from Colorado State and Federal income taxes. Shares of the Fund are sold to the public by the Distributor as an investment vehicle for individuals, institutions, corporations and fiduciaries. Investments in shares of the Fund involve risk, including possible loss of principal. The net asset value of the Fund will fluctuate as market conditions change.

This Prospectus sets forth concisely the information a prospective investor should know before investing in the Fund and should be read and retained for information about the Fund.

A Statement of Additional Information (the "SAI"), dated August 27, 1998, containing additional and more detailed information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is hereby incorporated by reference into this Prospectus. It is available without charge and can be obtained by writing or calling the Fund at the address and information number printed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 28, 1998

                                TABLE OF CONTENTS


                                                                           Page
HIGHLIGHTS                                                                    3

FUND EXPENSES                                                                 5

FINANCIAL HIGHLIGHTS                                                          7

THE FUND                                                                      8

MANAGEMENT OF THE FUND                                                        8

THE INVESTMENT POLICIES AND PRACTICES OF THE FUND                            10

PORTFOLIO TRANSACTIONS                                                       10

FUND SHARE VALUATION                                                         11

MINIMUM PURCHASE REQUIREMENTS                                                11

PURCHASE OF FUND SHARES                                                      11

REDEMPTION OF FUND SHARES                                                    13

EXCHANGE OF FUND SHARES                                                      14

DIVIDEND AND TAX INFORMATION                                                 15

RISKS OF INVESTING IN THE FUND                                               20

OTHER INFORMATION                                                            22

APPENDIX                                                                     25

HIGHLIGHTS

Investment Objective and Policies of the Fund

The investment objective of the Aristata Colorado Quality Tax-Exempt Fund is to seek to provide investors with as high a level of current income exempt from Colorado and Federal income taxes as is consistent with the preservation of capital by investing in municipal obligations which pay interest exempt from Colorado State and Federal income taxes. There is a risk in any investment program, including the risk of changing economic and market conditions, and there is no assurance the Fund will achieve its investment objective.

The Fund seeks to achieve its investment objective by investing primarily in Colorado Obligations ("Colorado Obligations"). "Quality" Colorado Obligations are considered to be those obligations rated in one of the four highest categories by a nationally recognized statistical rating organization, such as Moody's Investors Service ("Moody's") or Standard & Poor's Corporation ("S&P") or, if unrated, are determined to be of comparable quality by the Adviser (see the Appendix to this Prospectus). The Fund may invest up to 15% of its total assets in such unrated securities. If the rating on a security in the Fund's portfolio changes, the Fund will consider this change in its evaluation of the security's overall investment merits. A change in a security's rating, however, does not automatically require the Fund to sell the security. For a description of the various rating categories, please see "APPENDIX - DESCRIPTION OF RATINGS" in this Prospectus and the SAI.

As used in the Prospectus and the Statement of Additional Information, the term "Colorado Obligations" means obligations, including those of certain non-Colorado issuers, of any maturity which pay interest that, in the opinion of bond counsel or other appropriate counsel, is exempt from regular Federal income taxes and not subject to Colorado income taxes. Although exempt from regular Federal income tax, interest paid on certain types of Colorado Obligations, and dividends which the Fund might pay from this interest, are preference items as to the Federal alternative minimum tax; for further information, see "DIVIDEND AND TAX INFORMATION." As a fundamental policy, at least 80% of the Fund's net assets will be invested in Colorado Obligations the income paid upon which will not be subject to the alternative minimum tax; accordingly, the Fund can invest up to 20% of its net assets in obligations which are subject to the Federal alternative minimum tax. The Fund may refrain entirely from purchasing these types of Colorado Obligations. (See "DIVIDEND AND TAX INFORMATION.")

The non-Colorado bonds or other Obligations the interest on which is exempt under present law from regular Federal and Colorado income taxes are those issued by or under the authority of Guam, the Northern Mariana Islands, Puerto Rico and the Virgin Islands. As a Colorado-oriented fund, at least 65% of the Fund's total assets will be invested in Colorado Obligations of Colorado issuers. It is possible, although not currently anticipated, that up to 35% of the Fund's total assets could be in municipal obligations of a state, territory or local government other than Colorado.

Colorado Obligations are a type of municipal obligation. Municipal obligations are issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies and instrumentalities to obtain funds for various public purposes. The two principal classifications of municipal obligations are "notes" and "bonds." Municipal notes are generally used to provide for short-term capital needs and generally have maturities of one year or less while municipal bonds have extended maturities. Municipal notes include: project notes, which sometimes carry a U.S. Government guarantee; tax anticipation notes; revenue anticipation notes; bond anticipation notes; construction loan notes and floating and variable rate demand notes. Municipal obligations include municipal lease/purchase agreements that are similar to installment purchase contracts for property or equipment. The purposes for which municipal obligations such as bonds are issued include the construction of a wide range of public facilities such as airports, highways, bridges, schools, hospitals, housing, mass transportation, streets and water sewer works. Other public purposes for which municipal obligations may be issued include the refunding of outstanding obligations, the obtaining of funds for general operating expenses and the obtaining of funds to lend to other public institutions and facilities.

The Fund will invest substantially all of its assets in investment grade securities. Investment grade municipal obligations are securities rated in one of the four highest rating categories of a nationally recognized rating service, such as Moody's S&P or Fitch Investors Services, L.P. ("Fitch"), and also include unrated securities that the Adviser considers comparable in quality to securities that have been rated investment grade. The four highest rating categories are Aaa, Aa, A and Baa for Moody's and AAA, AA, A and BBB for both S&P and Fitch. Although securities rated in the fourth highest rating category are considered investment grade, they are generally more vulnerable to adverse economic conditions than securities rated in the three highest categories and are considered to have some speculative characteristics.

The Fund has no restrictions on the maturity of municipal obligations in which it may invest. The Fund attempts to invest in municipal obligations with maturities that, in the Adviser's judgment, will provide as high a level of current income as is consistent with prudent investing. The Adviser will also consider current market conditions when determining the securities it wants to buy and whether to hold securities currently in the Fund's portfolio.

The Fund may invest more than 25% of its total assets in municipal obligations in particular market segments, including, but not limited to, hospital revenue bonds, housing agency bonds, tax-exempt industrial development revenue bonds, transportation bonds, or pollution control revenue bonds. An economic, business, political or other change that affects one security may also affect other securities in the same market segment, thereby potentially increasing market risk. Examples of changes that may affect certain market segments include proposed legislation affecting the financing of a project, shortages or price increases of needed materials, or declining markets or needs for the projects.

Under normal market conditions, the Fund invests its assets as described above. For temporary defensive purposes, however, the Fund may invest up to 100% of its total assets in taxable obligations, including (i) commercial paper rated at least P-1 by Moody's, A-1 by S&P, or F-1 by Fitch; (ii) obligations issued or guaranteed by the full faith and credit of the U.S. government; or (iii) with respect to the Fund, municipal securities of a state, territory or local government other than its respective state (Colorado) or territory.

Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. Additionally, there can be no assurance that the Fund will achieve its investment objectives or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. Because there are no restrictions on the maturity of any individual assets in which the Fund will invest, an investment in the Fund carries some risk of volatility in principal value. The value of the securities in which the Fund may invest will fluctuate inversely with movements in interest rates, therefore, the market values of fixed-income securities generally increase when rates decline and generally decrease when interest rates rise.

The Fund is classified as a "non-diversified" investment company under the Investment Company Act of 1940 (the "1940 Act"). The Fund also intends to qualify as a "regulated investment company" under the Internal Revenue Code (the "Code"). One of the tests for such qualification under the Code is, in general, that at the end of each fiscal quarter of the Fund, (i) at least 50% of the market value of the Fund's assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer

(other than U.S. Government securities or the securities of other regulated investment companies). If the Fund had elected to register under the 1940 Act as a "diversified" investment company, it would have to meet the same test as to 75% of its assets. The Fund may therefore not have as much diversification among securities, and thus diversification of risk, as if it had made this election under the 1940 Act. In general, the more the Fund invests in the securities of specific issuers, the more the Fund is exposed to risks associated with investments in those issuers. The Fund's assets, being primarily or entirely Colorado issues, are accordingly subject to economic and other conditions affecting Colorado. (See "RISKS OF INVESTING IN THE FUND-CONSIDERATIONS REGARDING INVESTMENTS IN COLORADO OBLIGATIONS.")

The foregoing is a summary of risks; see "RISKS OF INVESTING IN THE FUND" in this Prospectus.

FUND EXPENSES

The purpose of the following table is to assist the shareholder in understanding the various costs and expenses that an investor in the Fund will bear, either directly or indirectly. The Fund's costs and expenses are based upon the Fund's expenses for the fiscal period ended April 30, 1998.

Fee Table


Shareholder Transactions Expenses

Maximum Sales Load Imposed on Purchases                       None
   (as a percentage of offering price)

Maximum Sales Load Imposed on Reinvested                      None
   Dividends (as a percentage of offering price)

Deferred Sales Load                                           None
   (as a percentage of redemption proceeds)

Redemption Fees                                               None

Exchange Fees                                                 None

Annual Fund Operating Expenses
(as a percentage of average net assets)

Management Fees (after waivers)*                              0.03%
12b-1 Fees                                                    None
Other Expenses                                                0.42%
                                                           ----------
Total Portfolio Operating Expenses (after waivers and
  reimbursements)*                                            0.45%


----------------
*Management Fees consisting of investment advisory fees (before waivers and reimbursements) would be .50%. The fee waivers and reimbursements reflected in the table are voluntary and may be modified or terminated at any time without the Fund's consent. Total Portfolio Operating Expenses (before waivers and reimbursements) would have been 0.92%.

Example:

You would pay the following expenses on a $1,000 investment, assuming (1) 5% gross annual return, (2) redemption at the end of each time period, (3) that operating expenses are the same as described above, and (4) reinvestment of all dividends and distributions:


         1 Year                  $ 5
         3 Years                 $16
         5 Years                 $28
        10 Years                 $63

THIS ASSUMED 5% ANNUAL RETURN AND THE EXPENSES SHOWN SHOULD NOT BE CONSIDERED INDICATIONS OF ACTUAL OR EXPECTED PERFORMANCE OR OPERATING EXPENSES OF ANY FUND, BOTH OF WHICH MAY VARY SIGNIFICANTLY.

FINANCIAL HIGHLIGHTS

The financial highlights have been derived from the Fund's financial statements for the period ended April 30, 1998, which have been audited by Deloitte & Touche LLP, independent auditors. Their report on the financial statements and the financial highlights of the Fund is included in the Annual Report. The financial statements and financial highlights are incorporated by reference into the Fund's Statement of Additional Information. You should read the financial highlights with the financial statements and related notes. Further information about the performance of the Fund is available in the Annual Report. You may obtain both the Statement of Additional Information and the Annual Report free of charge by calling or writing to the Trust at the telephone number or address listed on the first page.

Aristata Colorado Quality Tax-Exempt Fund

Selected data for a share of beneficial interest outstanding throughout the period March 2, 1998 to April 30, 1998

Aristata Colorado Quality Tax-Exempt Fund


Selected Per-Share Data:
Net asset value-beginning of period                                                     $10.00
------------------------------------------------------------------------------------------------
Income from investment operations:
  Net investment income                                                                   0.08
------------------------------------------------------------------------------------------------
  Net realized and unrealized loss on investments                                        (0.06)
------------------------------------------------------------------------------------------------
    Total income from investment operations                                               0.02
------------------------------------------------------------------------------------------------
Distributions from net investment income                                                 (0.08)
------------------------------------------------------------------------------------------------
Net asset value-end of period                                                            $9.94
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Total Return                                                                              0.22%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Ratios and Supplemental Data:
Net assets, end of period (000)                                                        $23,381
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Ratio of expenses to average net assets (1)                                               0.45%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Ratio of net investment income to average net assets (1)                                  5.00%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Ratio of expenses to average net assets without fee waivers (1)                           0.92%
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Ratio of net investment income to average net assets without fee waivers (1)              4.53%
------------------------------------------------------------------------------------------------
Portfolio turnover rate (1)                                                              17.64%
------------------------------------------------------------------------------------------------

(1)   Annualized

THE FUND

The Fund is a separate investment fund or portfolio, commonly known as a mutual fund. The Fund is a portfolio of a Delaware business trust organized under the laws of the State of Delaware as an open-end management investment company on November 30, 1993. The Trust's Board of Trustees oversees the overall management of the Fund and elects the officers of the Trust.

The types of securities and investment practices used by the Fund are described in greater detail in the Statement of Additional Information.

MANAGEMENT OF THE FUND

The Adviser:  Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc.

Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc., acts as the investment adviser to the Fund under the supervision of the Trust's Board of Trustees. The Adviser's address is 1380 Lawrence Street, Suite 1050, Denver, Colorado 80204. The Adviser manages the investment and reinvestment of the assets of the Fund and continuously reviews, supervises and administers the Fund's investments. The Adviser is responsible for placing orders for the purchase and sale of the Fund's investments directly with brokers and dealers selected by it in its discretion.

The Adviser utilizes a team management system for the Fund. The Adviser's investment professional team has an average of more than 25 years of investment research and portfolio management experience. These individuals bring a broad base of experience, ideas, knowledge, and expertise to the Fund's management.

The team of analysts and portfolio managers provides management of the Fund. The Adviser's investment team is led by H. David Lansdowne, CFA, President and Chief Executive Officer of Tempest, Isenhart, and its Chief Investment Officer since 1988. The Fund's other key investment management team include: Robert J. Alder, CFA, J. Jeffrey Dohse, Barbara Grummel and Greg H. Thompson, CFA.

Mr. Lansdowne earned both his B.S. (1969) and his M.B.A. from the University of Denver in 1972. He was awarded the Chartered Financial Analyst (CFA) designation in 1977. Mr. Lansdowne joined the Adviser in 1983 as Director of Research. He began his career as an Investment Officer with Colorado National Bank in Denver. He joined United Capital Management, a subsidiary of United Bank of Denver, where he was Vice President and Portfolio Manager, overseeing pension plans of Fortune 500 Companies. Immediately prior to joining Tempest, Isenhart, he was Senior Vice President and Director of Research for Financial Programs mutual funds and for their subsidiary for privately-managed accounts, Financial Trust Company.

Mr. Alder earned his B.S. from the University of Colorado in 1969. He was awarded the Chartered Financial Analyst (CFA) designation in 1977. His investment management career began in 1969 as a portfolio manager and analyst with the Trust Investment Division of the First National Bank of Denver. In 1977, he joined the Trust Investment Division of Colorado National Bank and became head of the department in 1982. In 1987, he was instrumental in creating Colorado National Bank's wholly-owned registered investment advisory subsidiary, Colorado Capital Advisors and was President of that subsidiary until 1993, when he joined the Adviser in his current capacity as Executive Vice President.

Mr. Dohse earned his B.S. from Culver-Stockton College in Canton, Missouri, in 1963 and his M.B.A. from Loyola University in Chicago in 1971. He worked in the investment industry for 15 years before joining Tempest, Isenhart in 1983. He began his career with American National Bank & Trust Company in Chicago as a management trainee involved in all facets of bank and trust investments. He then joined the United Bank of Denver as Investment Officer, managing trust portfolios. Prior to joining the

Adviser, Mr. Dohse was a Vice President and Portfolio Manager at IntraWest Bank of Denver, with responsibility for various investment management portfolios.

Ms. Grummel earned her B.S. from the University of Colorado in 1979. She worked for the National Association of Securities Dealers, N. Donald and Company and the underwriting and asset management divisions of Merrill Lynch. Prior to joining the Adviser, she was Executive Vice President with Lord Abbett and Company, the New York based mutual fund group, where her responsibilities included state-specific municipal bond fund management, individual fixed income portfolio management and new business development. Ms. Grummel is the lead portfolio manager for the Aristata Colorado Quality Tax-exempt Fund.

Mr. Thompson earned his B.S. from the University of Wyoming in 1967 and his M.B.A. from the University of Denver in 1972. He was awarded the Chartered Financial Analyst designation in 1988. He joined the Adviser, in 1987. His previous positions include three years as a Financial Analyst with Standard & Poor's Compustat Services, Inc. in Englewood, Colorado and twelve years with Page T. Jenkins, a Denver proprietorship. He was an Investment Manager and Security Analyst with Jenkins, conducting research and managing securities and mineral portfolios for the firm.

For the advisory services it provides to the Funds, the Adviser receives from the Fund a monthly fee, based on average daily net assets, at the annual rate of 0.50%.

Although the Adviser has not previously managed a registered investment company, it has been providing investment advisory services to clients since 1976. Substantially all of the initial investors in the Fund were previously participants in an unregistered commingled fund created and administered by the Colorado State Bank & Trust ("CSB&T"). Tempest, Isenhart acted as the Adviser to that commingled fund since its origination in late 1976. The Adviser was unaffiliated with CSB&T at the time it managed the commingled fund and remains unaffiliated with CSB&T.

The Administrator and Distributor

ALPS Mutual Funds Services, Inc. is the Administrator and Distributor for the Fund. ALPS is located at 370 17th Street, Suite 3100, Denver, Colorado 80202. As Distributor, ALPS sells shares of the Fund on behalf of the Trust. As Administrator, ALPS provides certain administrative services necessary for the Fund's operations including: (i) coordination of the services performed by the Fund's investment adviser, transfer agent, custodian, independent accountants and legal counsel; regulatory compliance, including the compilation of information for documents such as reports to, and filings with, the SEC and state securities commissions; and preparation of proxy statements and shareholder reports for the Fund; (ii) general supervision relative to the compilation of data required for the preparation of periodic reports distributed to the Fund's Officers and Board of Trustees; and (iii) furnishing office space and certain facilities required for conducting the business of the Fund. Other costs borne by the administrator include custodian and transfer agent fees and expenses; Trustees' fees and expenses; audit fees and expenses; and expenses of preparation and distribution to existing shareholders of reports and prospectuses. For these services, ALPS receives a fee from the Fund, computed daily and payable monthly, at the annual rate of the greater of $60,000 or 0.20% of the Fund's average daily net assets. ALPS also serves as administrator and distributor of other mutual funds.

Service Organizations

Various banks, trust companies, broker-dealers or other financial organizations (collectively, "Service Organizations") also may provide administrative services for the Fund, such as maintaining shareholder accounts and records at a fee of up to an annual rate of 0.25% of Fund's average daily net assets serviced. The Glass-Steagall Act and other applicable laws provide that, among other things, banks may not engage in the business of underwriting, selling or distributing securities. There is currently no precedent prohibiting banks from performing administrative and shareholder servicing functions as service organizations. However, judicial or administrative decisions or interpretations of such laws, as well as changes in either Federal or state regulations relating to the permissible activities of banks and their subsidiaries or affiliates, could prevent a bank service organization from continuing to perform all or part of its servicing activities. If a bank were prohibited from so acting, its shareholder clients would be permitted to remain shareholders of the Fund and alternative means for continuing the servicing of such shareholders would be sought. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. The Adviser and Administrator also may pay service organizations from time to time for rendering services to shareholders.

Other Expenses

The Fund bears all costs of its operations other than expenses specifically assumed by ALPS or the Adviser. The costs borne by the Fund include legal and certain accounting expenses; insurance premiums; expenses incurred in acquiring or disposing of the Fund's portfolio securities; expenses of registering and qualifying the Fund's shares for sale with the SEC and with various state securities commissions; expenses of maintaining the Fund's legal existence and of shareholders' meetings; and expenses of preparation and distribution of proxies to existing shareholders. The Fund bears its own expenses associated with its establishment as a series of the Trust; these expenses are amortized over a five-year period from the commencement of the Fund's operations. Expenses of the Trust directly attributable to the Fund are charged to that Fund; other expenses are allocated proportionately among all of the Funds in the Trust in relation to the net assets of each Fund.

THE INVESTMENT POLICIES AND PRACTICES OF THE FUND

The Fund follows its own investment policies and practices, including certain investment restrictions. The "Investment Restrictions" section of the SAI contains specific investment restrictions (the "Investment Restrictions") which govern the Fund's investments. Except for the Fund's investment objective, which is a fundamental policy that may not be changed without a majority vote of shareholders of the Fund, and those restrictions specifically identified as fundamental, all other investment policies and practices described in this Prospectus and in the SAI are not fundamental, and may therefore be changed by the Board of Trustees without shareholder approval.

The Adviser selects investments and makes investment decisions based on the investment objectives and policies of the Fund.

The types of securities and investment practices used by the Fund are described in greater detail in the Statement of Additional Information.

PORTFOLIO TRANSACTIONS

Pursuant to the Investment Advisory Contract, the Adviser places orders for the purchase and sale of portfolio investments for the Fund's accounts with dealers selected by it in its discretion. In effecting purchases and sales of debt securities for the account of the Fund, the Adviser will seek the best execution of the Fund's orders. Purchases and sales of portfolio debt securities for the Fund are generally placed by the Adviser with primary market makers for these securities on a net basis, without any brokerage commission being paid by the Fund. Trading of portfolio debt securities does, however, involve transaction costs. Transactions with dealers serving as primary market makers reflect the spread between the bid and asked prices. The Adviser may allocate purchase and sales orders for portfolio securities to dealers that are affiliated with the Adviser or Distributor, if the Adviser believes the quality of the transaction and spreads are comparable to what they would be with other qualified firms. Subject to the policy of seeking best overall price and execution, sales of shares of the Fund may be considered by the Adviser in the selection of broker or dealer firms for a Fund's portfolio transactions.

FUND SHARE VALUATION

The net asset value per share of the Fund is calculated at 4:00 p.m. Eastern time, Monday through Friday, on each day the New York Stock Exchange is open for trading, which excludes the following business holidays: New Year's Day, Martin Luther King Jr.'s Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of the Fund is computed by dividing the value of the Fund's net assets (i.e., the value of the assets less the liabilities) by the total number of the Fund's outstanding shares. All expenses, including fees paid to the Adviser and ALPS, are accrued daily and taken into account for the purpose of determining the net asset value.

Securities listed on an exchange or over-the-counter are valued on the basis of the last sale prior to the time the valuation is made. If there has been no sale since the immediately previous valuation, then the average of the last bid and asked prices is used. Quotations are taken from the exchange where the security is primarily traded. Portfolio securities which are primarily traded on foreign exchanges may be valued with the assistance of pricing services and are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a foreign security is valued is likely to have changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Board of Trustees. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Notwithstanding the above, bonds and other fixed-income securities are valued by using market quotations and may be valued on the basis of prices provided by a pricing service approved by the Board of Trustees. All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at the mean between the bid and asked prices of such currencies against U.S. dollars as last quoted by any major bank. Further information with respect to the valuation of the Fund's assets is included in the Statement of Additional Information.

MINIMUM PURCHASE REQUIREMENTS

The minimum initial investment in the Fund is $2,000. Any subsequent investments must be at least $50. All initial investments should be accompanied by a completed Purchase Application. A Purchase Application accompanies this Prospectus. The Fund reserves the right to reject any purchase order.

PURCHASE OF FUND SHARES

Shares of the Fund may be purchased through an authorized broker, service organization or investment adviser, or directly from the Fund, using any of the methods described below. Orders for the purchase of shares will be executed at the net asset value per share next determined after an order has been received in good form. All funds received are invested in full and fractional shares of the Fund. Certificates for shares are not issued. ALPS serves as Transfer Agent pursuant to a Transfer Agent Agreement dated March 15, 1994. ALPS maintains records of each shareholder's holdings of Fund shares, and each shareholder receives a statement of transactions, holdings and dividends. The Trust reserves the right to reject any purchase.

An initial investment in the Fund must be preceded or accompanied by a completed, signed application. Orders for the purchase of shares will be executed at the net asset value per share (the "public offering price") next determined after an order has been received. Orders transmitted to the Fund in proper form prior to 4:00 p.m., Eastern Time will become effective that day.

Investments may be made using any of the following methods:

Through an Authorized Broker, Investment Adviser or Service Organization

Shares are available to new and existing shareholders through authorized brokers, Service Organizations and investment advisers. To make an investment using this method, simply complete a Purchase Application (if your purchase is an initial investment) and contact your broker or investment adviser with instructions as to the amount you wish to invest. Your broker will then contact the Fund to place the order on your behalf. Authorized brokers, Service Organizations and investment advisers may impose additional requirements and charges for the services rendered.

Orders received by your broker or Service Organization for the Fund in proper order prior to the determination of net asset value and transmitted to the Fund prior to the close of its trading (which is currently 4:00 p.m. Eastern time), will become effective that day. Brokers who receive orders are obligated to transmit them promptly. You should receive written confirmation of your order within a few days of receipt of instructions from your broker.

Directly with the Fund

By Mail. Make your check payable to the Aristata Colorado Quality Tax-Exempt Fund and mail it, along with the Purchase Application (if your purchase is an initial investment), to the address indicated on the Purchase Application. Purchases made by check are not permitted to be redeemed until payment of the purchase has been collected, which may take up to fifteen calendar days. Third party and foreign checks will not be accepted. Please include the Fund name and your account number on all checks.

By Bank Transfer. Bank transfer allows you to transfer money from your bank account via the Automated Clearing House (ACH) network to your Fund account. First, an account must be established with the Fund. Your Purchase Application must indicate your desire to have this option. Next, contact a representative from your bank to arrange for bank transfer services. A deposit account must be opened, or already be open at a bank providing bank transfer services and you must arrange for this service to be provided. Once you have completed this process, you can initiate a bank transfer by contacting a representative from your bank, providing the required information for the bank, and authorizing the transfer to take place. Please allow two or three days after the authorization for the transfer to occur.

By Wire. Investments may be made directly through the use of wire transfers of Federal funds. In most cases, your bank will either be a member of the Federal Reserve Banking System or have a relationship with a bank that is. Your bank will normally charge you a fee for handling the transaction. To purchase shares by a Federal funds wire, please first contact ALPS at 1-800 644-8595. An account must be established with the Fund prior to any wire transfer. You can initiate a wire transfer by contacting a representative from your bank, providing the required information for the bank, and authorizing the transfer to take place. Federal Funds should be wired to:

         State Street Bank & Trust Co.
         ABA# 011000028
         Aristata Colorado Quality Tax-Exempt Fund
         Credit DDA# 22404081
         (Account Registration)
         (Account Number)

Automatic Investment Program. The Automatic Investment Program offers a simple way to maintain a regular investment program. You may arrange automatic transfers (minimum $50 per transaction) from your bank account to your Fund account on a periodic basis by simply completing the Automatic Investment Plan section of your Purchase Application. When you participate in this program, the minimum initial investment in each Portfolio is $250. You may change the amount of your automatic investment, skip an investment, or stop the Automatic Investment Program by calling the Fund at (800) 644-8595 at least three Business Days prior to your next scheduled investment date.

The Fund may in its discretion discontinue, suspend or change the practice of accepting orders by any of the methods described above. Orders for the purchase of shares are subject to acceptance by the Fund. The Fund reserves the right to suspend the sale of shares, or to reject any purchase order, including orders in connection with exchanges, for any reason.

REDEMPTION OF FUND SHARES

Shareholders may redeem their shares, in whole or in part, on each day the Fund is valued (see "FUND SHARE VALUATION"). Shares will be redeemed at the net asset value next determined after a redemption request in good form has been received by the Fund.

A redemption may be a taxable transaction on which gain or loss may be recognized. See "DIVIDEND TAX INFORMATION" for more information.

Where the shares to be redeemed have been purchased by check, the payment of redemption proceeds may be delayed until the purchasing check has cleared, which may take up to 15 calendar days. Shareholders may avoid this delay by investing through wire transfers of Federal funds. During the period prior to the time the shares are redeemed, dividends on the shares will continue to accrue and be payable and the shareholder will be entitled to exercise all other beneficial rights of ownership.

Once the shares are redeemed, the Fund will ordinarily send the proceeds by check to the shareholder at the address of record on the next business day. The Fund may, however, take up to seven days to make payment. This will not be the customary practice. Also, if the New York Stock Exchange is closed (or when trading is restricted) for any reason other than the customary weekend or holiday closing or if an emergency condition as determined by the SEC merits such action, the Fund may suspend redemptions or postpone payment dates.

To ensure acceptance of your redemption request, it is important to follow the procedures described below. Although the Fund has no present intention to do so, the Fund reserves the right to refuse or to limit the frequency of any telephone, wire or bank transfer redemptions. Of course, it may be difficult to place orders by telephone during periods of severe market or economic change, and a shareholder should consider alternative methods of communications. The Fund may modify or terminate its services and provisions at any time. If the Fund terminates any particular service, it will do so only after giving written notice to shareholders. Redemption by mail will always be available to shareholders.

You may redeem your shares using any of the following methods:

Through an Authorized Broker, Investment Adviser, or Service Organization

You may redeem your shares by contacting your authorized broker, service organization or investment adviser and instructing him or her to redeem your shares. He or she will then contact ALPS and place a redemption trade on your behalf.

Directly with the Fund

By Mail. You may redeem your shares by sending a letter directly to ALPS. To be accepted, a letter requesting redemption must include: (i) the Fund name and account registration from which you are redeeming shares; (ii) your account number; (iii) the amount to be redeemed; (iv) the signatures of all registered owners; and (v) for redemptions exceeding $1,000, a signature guarantee by any eligible guarantor institution, including a member of a national securities exchange, or a commercial bank or trust company, broker-dealer, credit union or savings association. Corporations, partnerships, trusts or other legal entities will be required to submit additional documentation.

By Telephone. If you have established the telephone redemption privilege on your Purchase Application, you may redeem your shares by calling the Fund at
(800) 644-8595. You should be prepared to give the telephone representative the following information: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. The conversation may be recorded to protect you and the Fund. The Fund employs reasonable procedures to confirm that instructions communicated by telephone are genuine. If the Fund fails to employ such reasonable procedures, it may be liable for any loss, damage or expense arising out of any telephone transactions purporting to be on a shareholder's behalf. In order to assure the accuracy of instructions received by telephone, the Fund requires some form of personal identification prior to acting upon instructions received by telephone, records telephone instructions and provides written confirmation to investors of such transactions. Telephone redemptions will be suspended for a period of 10 days following a telephone address change.

You may instruct the Fund to send your redemption proceeds via federal wire ($1,000 minimum per transaction) or bank transfer to your personal bank. Your instructions should include: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. Wire and bank transfer redemptions can be made only if the privilege has been established on your Purchase Application and you have attached a copy of a voided check or a letter summarizing the wiring instructions of the account where proceeds are to be wired. Your bank may charge you a fee for receiving a wire payment on your behalf.

Systematic Withdrawal Plan. An owner of $10,000 or more of the Fund may elect to have periodic redemptions from his or her account to be paid on a monthly, quarterly, semi-annual or annual basis by simply completing the Systematic Withdrawal Plan section of the Purchase Application. The minimum periodic withdrawal is $100. A sufficient number of shares to make the scheduled redemption will normally be redeemed on the fifth or twentieth day of the selected month(s). Depending on the size of the payment requested and fluctuation in the net asset value, if any, of the shares redeemed, redemptions for the purpose of making such payments may reduce or even exhaust the account. A shareholder may request that these payments be sent to a predesignated bank or other designated party. If a shareholder participates in the Systematic Withdrawal Plan, all dividends will automatically be reinvested.

EXCHANGE OF FUND SHARES

The Fund offers two convenient ways to exchange shares in one Fund for shares in another Fund in the Trust. Before engaging in an exchange transaction, a shareholder should read carefully the Prospectus describing the Fund into which the exchange will occur, which is available without charge and can be obtained by writing to ALPS at the address listed on the cover of this Prospectus. A shareholder may not exchange shares of one Fund for shares of another Fund if the new Fund is not qualified for sale in the state of the shareholder's residence. Please call the Fund at (800) 644-8595 for questions regarding state registration. The minimum amount for an initial and subsequent exchange is $50. The Trust may terminate or amend the terms of the exchange privilege at any time upon at least 60 days' prior written notice to shareholders of any modification or termination of the exchange privilege.

A new account opened by exchange must be established with the same name(s), address and social security number as the existing account. All exchanges will be made based on the net asset value next determined following receipt of the request by a Fund in good order.

An exchange is taxable as a sale of a security on which a gain or loss may be recognized. See "DIVIDEND AND TAX INFORMATION" for more information. Shareholders will receive written confirmation of the exchange following completion of the transaction.

Exchange by Mail. To exchange Fund shares by mail, simply send a letter of instruction to the Fund. The letter of instruction must include: (i) your account number; (ii) the Fund from and the Fund into which you wish to exchange your investment; (iii) the dollar or share amount you wish to exchange; and (iv) the signatures of all registered owners or authorized parties; (v) for exchanges exceeding $1,000, a signature guarantee by an eligible guarantor institution, including a member of a national securities exchange, or by a commercial bank or trust company, broker/dealer, credit union or savings association.

Exchange by Telephone. If you have established the telephone exchange privilege on your Purchase Application, you may exchange Fund shares by telephone by simply calling the Fund at (800) 644-8595. You should be prepared to give the telephone representative the following information: (i) your account number, social security or tax identification number and account registration; (ii) the name of the Fund from and the Fund into which you wish to transfer your investment; and (iii) the dollar or share amount you wish to exchange. The conversation may be recorded to protect you and the Funds. Telephone exchanges will be suspended for a period of ten days following a telephone address change. See "REDEMPTION OF FUND SHARES - By Telephone" for a discussion of telephone transactions generally.

DIVIDEND AND TAX INFORMATION

General Information

The Fund intends to continue to qualify as a regulated investment company for each taxable year pursuant to the provisions of Subchapter M of the Code. By so qualifying and electing, the Fund generally will not be subject to Federal income tax to the extent that it distributes investment company taxable income and net realized capital gains in the manner required under the Code.

The Fund intends to distribute to its shareholders substantially all of its investment company taxable income (which includes, among other items, dividends and interest and the excess, if any, of net short-term capital gains (generally including any net option premium income) over net long-term capital losses). The Fund will declare distributions of net investment income daily and pay those dividends monthly. The Fund intends to distribute, at least annually, substantially all net capital gains (the excess of net long-term capital gains over net short-term capital losses). In determining amounts of capital gains to be distributed, any capital loss carryovers from prior years will be applied against capital gains.

The amount declared each day as a dividend may be based on projections of estimated monthly net investment income and may differ from the actual investment income determined in accordance with generally accepted accounting principles. An adjustment will be made to the dividend each month to account for any difference between the projected and actual monthly investment income.

On or before March 2, 1998, common trust fund assets managed by the Adviser contributed assets to the Fund in exchange for shares of the Fund. This transfer may result in adverse tax consequences under certain circumstances to either the investors transferring shares from a common trust or collective investment fund for shares of the Fund ("reorganizing shareholders") or to investors who acquire shares of the Fund after a transfer ("new shareholders"). As a result, the Fund acquired some securities that have appreciated in value or depreciated in value from the date they were acquired. If appreciated securities are sold after the transfer, the amount of the gain would be taxable to new shareholders as well as to reorganizing shareholders. New shareholders would therefore incur a tax liability on distributions of capital gains realized by the Fund even though the value of their investment in the Fund may not have increased. The effect on shareholders who transferred into the Fund would be to reduce their potential liability for tax on capital gains by spreading it over a larger asset base. The opposite may occur if the Fund acquires securities having an unrealized capital loss. In that case, shareholders who transferred into the Fund will be unable to utilize the loss to offset gains, but, because the transfer will not result in any gains, the inability of shareholders to utilize unrealized losses will have no immediate tax effect. For new shareholders, to the extent that unrealized losses are realized by the Fund, new shareholders may benefit by any reduction in net tax liability attributable to the losses.

For all distributions, the shareholder may elect in writing, not less than five full business days prior to the record date, to receive such distributions in cash. Dividends declared in, and attributable to, the preceding period will be paid within five business days after the end of the period. Unless the shareholder chooses to receive dividend and/or capital gain distributions in cash, distributions will be automatically reinvested in additional shares of the Fund at net asset value. If you elect to receive distributions in cash and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share net asset value determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Investors who redeem all or a portion of Fund shares prior to a dividend payment date will be entitled on the next dividend payment date to all dividends declared but unpaid on those shares at the time of their redemption.

Distributions of net investment company taxable income (regardless of whether derived from dividends, interest or short-term capital gains) generally will be taxable to shareholders as ordinary income. Distributions of net long-term or mid-term capital gains designated by the Fund as capital gain distributions will be taxable as long-term or mid-term capital gains, regardless of how long a shareholder has held his Fund shares. Distributions are taxable in the same manner whether received in additional shares or in cash.

Earnings of the Funds not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of this tax, the Fund intends to comply with this distribution requirement.

A distribution, including an "exempt-interest dividend," will be treated as paid on December 31 of the calendar year if it is declared by the Fund during October, November, or December of that year to shareholders of record in such a month and paid by the Fund during January of the following calendar year. Such distributions will be treated as received by shareholders (and therefore taxable) in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

The Fund's distributions with respect to a given taxable year may exceed the current and accumulated earnings and profits of the Fund available for distribution. In that event, distributions in excess of such earnings and profits would be characterized as a return of capital to shareholders for Federal income tax purposes, thus reducing each shareholder's cost basis in his or her Fund shares. Distributions in excess of a shareholder's cost basis in his or her shares would be treated as a gain realized from a sale of such shares.

Any gain or loss realized by a shareholder upon the sale or other disposition of shares of the Fund, or upon receipt of a distribution in complete liquidation of the Fund, generally will be a capital gain or loss which will be long-term, mid-term or short-term generally depending upon the shareholder's holding period of the shares. A loss realized by a shareholder on a redemption, sale, or exchange of shares of the Fund with respect to which capital gain dividends have been paid will be characterized as a long-term or mid-term capital loss to the extent of such capital gain dividends.

The Fund may be required to withhold for Federal income tax ("backup withholding") 31% of the distributions and the proceeds of redemptions payable to shareholders who fail to provide a correct taxpayer identification number or to make required certifications, or where the Fund or shareholder has been notified by the Internal Revenue Service that the shareholder is subject to backup withholding. Most corporate shareholders and certain other shareholders specified in the Code are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. Federal income tax liability.

Shareholders will be notified annually by the Fund as to the Federal tax status of distributions made by the Fund in which they invest. Depending on the residence of the shareholder for tax purposes, distributions also may be subject to state and local taxes, including withholding taxes. Foreign shareholders may, for example, be subject to special withholding requirements. Special tax treatment, including a penalty on certain pre-retirement distributions, is accorded to accounts maintained as IRAs. Shareholders should consult their own tax advisers as to the Federal, state and local tax consequences of ownership of shares of the Fund in their particular circumstances.

Information on Tax-Exempt Distributions

Net interest income on obligations exempt from federal income tax, when distributed to shareholders and designated by the Fund as exempt-interest dividends, will be exempt from regular federal income tax in the hands of the shareholders. Short-term capital gains are taxable to shareholders as ordinary income, whether received in cash or reinvested. Long-term capital gain distributions to shareholders will be treated as taxable long-term capital gain, whether received in shares of the Fund or in cash, regardless of how long a shareholder has held his shares. It is not likely that the Fund will retain undistributed capital gains; however, in such an event, a shareholder must include in income, as long-term capital gain, his share of undistributed long-term capital gain designated by the Fund. Under such circumstances, the shareholder may claim a refundable credit against the tax for his proportionate share of any capital gain tax paid by the Fund.

Under present law, capital gains are subject to a maximum tax rate of 28%.

With respect to bonds (including other securities) purchased after April 1993, the amount of any "market discount" (generally the amount by which the cost is less than the face amount of the bond) is taxed as ordinary income. This means that most "capital appreciation" on these bonds will now be distributed to, and taxed to, the shareholders as ordinary interest income (rather than as capital gains).

Under Section 55 of the Code, the alternative minimum tax now applies to all taxpayers, including corporations, and increases a taxpayer's tax liability only to the extent it exceeds the taxpayer's regular income tax (less certain credits) for the year. The alternative minimum tax is equal to 26% (or in some cases, 28%) in the case of individuals (20% for corporations) of the excess of the taxpayer's taxable excess, which is the amount by which alternative minimum taxable income exceeds the applicable exemption amount. The exemption is $45,000 for spouses filing a joint return, $33,750 for a single taxpayer, and $22,500 for a married taxpayer filing a separate return, or for a trust or estate. The exemption is phased out at the rate of $.25 for each dollar by which a taxpayer's alternative taxable income exceeds a predetermined amount.

"Alternative minimum taxable income" is a taxpayer's taxable income (i) determined with specified adjustments for the alternative minimum tax and (ii) increased by "items of tax preference." The types of income constituting "items of tax preference" include otherwise allowable tax-exempt interest on private activity bonds issued after August 7, 1986 (except bonds issued by charities qualifying under Section 501(c)(3) of the Code).

Under the Code any loss on the sale or exchange of shares in the Fund held by a shareholder for six months or less will be disallowed to the extent the shareholder received exempt-interest dividends with respect to those shares.

Distributions from the Fund's non-exempt investment income and from any net realized short-term gain will be taxable to shareholders as ordinary income, whether received in cash or in additional shares of the Fund. Under the Code, interest on indebtedness incurred or continued to purchase or carry shares of the Fund will not be deductible to the extent that the Fund's distributions are exempt from federal income tax.

Subject to modification by Regulations to be published, written notice concerning the federal income tax status of distributions will be mailed within 60 days after the close of the year to shareholders of the Fund annually in accordance with applicable provisions of the Code.

Regulated investment companies will be subject to a non-deductible excise tax equal to 4% of the excess of the amount required to be distributed for the calendar year over the distributed amount for the calendar year. The Fund intends to avoid the imposition of this excise tax, and will therefore distribute during each calendar year at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the one year period ending on October 31 of the calendar year.

UNLESS A SHAREHOLDER INCLUDES HIS TAXPAYER IDENTIFICATION NUMBER (SOCIAL SECURITY NUMBER FOR INDIVIDUALS) IN THE GENERAL AUTHORIZATION FORM AND CERTIFIES THAT HE IS NOT SUBJECT TO BACKUP WITHHOLDING, THE FUND IS REQUIRED TO WITHHOLD AND REMIT TO THE U.S. TREASURY 31% OF NON-EXEMPT DISTRIBUTIONS AND OTHER REPORTABLE PAYMENTS TO THE SHAREHOLDER.

Persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by industrial development bonds should consult their tax advisers before purchasing Fund shares.

The limitations on the deduction of miscellaneous itemized deductions do not apply to publicly offered regulated investment companies. The Investment Adviser intends to use its best efforts to ensure that the Fund qualifies as a publicly offered regulated investment company for the purposes of the foregoing provision.

With respect to the Fund, dividends derived from interest excludable from gross income under Internal Revenue Code (the "Code") Section 103 on obligations issued by states or political subdivisions thereof and which are designated by a Fund as "exempt-interest dividends" are not subject to the regular Federal income tax. The Fund will be qualified to designate and pay exempt-interest dividends if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of securities on which the interest payments are exempt from Federal income tax under Code Section 103. To the extent that the Fund's dividends distributed to shareholders are derived from earnings on interest income exempt from Federal income tax and are designated as "exempt-interest dividends" by that Fund, they will be excludable from a shareholder's gross income for regular Federal income tax purposes. Other dividends paid by the Fund, if any, will be taxable to shareholders.

The Fund may derive interest on temporary taxable investments and realize capital gains or losses from its portfolio transactions, including the sale of securities. Dividends derived from such interest, short-term capital gains, and long-term capital gains, respectively, will be taxable to shareholders as described above, whether such distributions are made in cash or in additional shares of the Fund. In addition, a sale of shares in the Fund (including a redemption of such shares and an exchange of shares between Funds) may be a taxable event and may result in a taxable gain or loss to the shareholder. It is possible that a portion of the distributions of the Fund may constitute taxable rather than tax-exempt income in the hands of a shareholder. A loss realized by a shareholder on the redemption, sale, or exchange of shares of the Fund with respect to which exempt-interest dividends have been paid will be disallowed to the extent of the exempt-interest dividends received if such shares have been held by the shareholder for six months or less.

Tax-exempt interest from certain private activity bonds and exempt-interest dividends attributable to that interest income constitute an item of tax preference under the alternative minimum tax. Therefore, if the Fund invests in such private activity bonds, certain shareholders may become subject to the alternative minimum tax on that part of the Fund's exempt-interest dividends derived from interest income on such bonds. See the SAI for further information about the tax consequences for certain types of investors of a Fund investing in private activity bonds.

The entire amounts of exempt-interest dividends received from the Fund by most corporations will be part of an adjustment in computing alternative minimum taxable income.

There could be retroactive revocation of the tax-exempt status of certain municipal obligations after their issuance. In addition, in connection with budget and tax reform efforts, proposals may be made or adopted which would change the tax treatment arising from an investment in the Fund. It is not possible to predict the precise impact of any of these events, but they may affect the value of the securities in the Fund's portfolio.

Shareholders should be aware that redeeming shares of the Fund after tax-exempt interest income has been accrued by the Fund but before that income has been declared as a dividend may be disadvantageous. This is because the gain, if any, on the redemption will be taxable, even though such gain may be attributable in part to the accrued tax-exempt interest which, if distributed to the shareholder as a dividend rather than as a redemption proceed, might have qualified as an exempt-interest dividend.

Deductions for interest expense incurred (or deemed incurred) to acquire or carry shares of the Fund may be subject to limitations that reduce or eliminate such deductions. In addition, under rules issued by the Internal Revenue Service for determining when borrowed funds are considered used for the purposes of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds, even though the borrowed funds are not directly traceable to the purchase of shares.

Up to 85% of an individual's social security benefits and certain railroad benefits may be subject to Federal income tax. Along with other factors, total tax-exempt income, including exempt-interest dividends, is used to calculate the portion of such benefits that are taxed.

The treatment for state, local and municipal tax purposes of distributions of exempt-interest dividends from the Fund will vary according to the laws of the state and local taxing authorities. Exempt-interest dividends and other dividends may be subject to state and local taxation. Investors should consult with their tax advisers as to the availability of any exemptions from such taxes. Persons who may be "substantial users" (or "related persons" of substantial users) of facilities financed by private activity bonds may suffer adverse tax consequences from investing in the Fund and, therefore, should consult their tax advisers before purchasing Fund shares. In some instances, a state or city may exempt from tax the portion of the distribution from a Fund that represents interest received on obligations of that state or its political subdivisions. Under the laws of certain other states and cities, the entire amount of any such distribution may be taxable. Shareholders will be notified annually of the Federal income tax status of distributions and the percentage of municipal obligation interest income received, with its source indicated. The interest on most private activity bonds is subject to the Federal alternative minimum tax and, except under unusual market conditions, the Fund will invest at least 80% of its net assets in securities that pay interest that is exempt (except for certain corporate shareholders) from the Federal alternative minimum tax.

Colorado Income Taxes

Individuals, trusts, estates, and corporations who are holders of shares of the Fund and who are subject to Colorado income tax will not be subject to Colorado tax on distributions from the Fund to the extent that such distributions qualify as either (1) exempt interest dividends of a regulated investment company under
Section 852(b)(5) of the Code, which are derived from interest on tax-exempt obligations of the State of Colorado or any of its political subdivisions; or
(2) distributions derived from interest on obligations of the United States or its possessions included in federal adjusted gross income.

To the extent that distributions on shares of the Fund are attributable to sources of income not described in the preceding sentences, including capital gains, such distributions will not be exempt from Colorado income tax.

There are no municipal income taxes in Colorado. As intangibles, shares in the Fund will be exempt from Colorado property taxes.

RISKS OF INVESTING IN THE FUND

Certain Risk Considerations

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. For example, the value of the Fund's shares will generally fluctuate inversely with the movements in interest rates. Shareholders of the Fund should expect the value of their shares to fluctuate with changes in the value of the securities owned by the Fund. There is, of course, no assurance that the Fund will achieve its investment objectives or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. In order to attempt to minimize that risk, the Adviser monitors developments in the economy, the securities markets, and with each particular issuer. Also, as noted earlier, the Fund is managed within certain limitations that restrict the amount of the Fund's investment in any single issuer.

The Adviser and the Trust's service providers rely upon their existing information systems to provide investment management and administrative services, respectively, to the Trust. The costs of maintaining and upgrading such information systems to comply with the impact of the Year 2000 is an operational and financial responsibility of the Adviser and the other service providers, respectively. The Trust is in the process of assessing and formulating any responses to any material issues, if any, relating to Year 2000 with the Adviser and all other major service providers. However, no assurance can be given that these steps will be sufficient to avoid any material adverse impact to the Trust.

Considerations Regarding Investments in Colorado Obligations. Because the Fund will be highly concentrated in the securities of Colorado State and municipal issuers, the Fund will not be diversified. Investment in a non-diversified fund could, therefore, entail greater risks than investment in a "diversified" fund, including a risk of greater fluctuations in yield and share price. There are risks to investment in the Fund posed by the economic strength of and pending legal actions against, the State of Colorado. It is not currently possible to assess the impact of such economic factors and cases or current legislation and policies on the long-term ability of Colorado state and municipal issuers to pay interest or repay principal on their obligations.

The value of the Colorado Obligations in which the Fund invests will fluctuate depending in large part on changes in prevailing interest rates. If the prevailing interest rates go up after the Fund buys Colorado Obligations, the value of these obligations will normally go down; if these rates go down, the value of these obligations will normally go up. Changes in value and yield based on changes in prevailing interest rates may have different effects on short-term Colorado Obligations than on long-term obligations. Long-term obligations (which often have higher yields) may fluctuate in value more than short-term ones. For this reason, the Fund may, to achieve a defensive position, shorten the average maturity of its portfolio.

The following is a discussion of the general factors that might influence the ability of Colorado issuers to repay principal and interest when due on the Colorado Obligations contained in the portfolio of the Fund. Such information is derived from sources that are generally available to investors and is believed by the Fund to be accurate, but has not been independently verified and may not be complete.

Because of limitations contained in the state constitution, the State of Colorado issues no general obligation bonds secured by the full faith and credit of the state. Several agencies and instrumentalities of state government are authorized by statute to issue bonds secured by revenues from specific projects and activities. Additionally, the state currently is authorized to issue short-term revenue anticipation notes.

There are approximately 2,000 units of local government in Colorado, including counties, statutory cities and towns, home-rule cities and counties, school districts and a variety of water, irrigation, and other special districts and special improvement districts, all with various constitutional and statutory authority to levy taxes and incur indebtedness. The major source of revenue for funding such indebtedness is the ad valorem property tax, which presently is levied and collected solely at the local level, although the state is also authorized to levy such taxes. There is a statutory restriction on the amount of annual increases in taxes that can be levied by the various taxing jurisdictions in Colorado without electoral approval.

On November 3, 1992, an amendment to the Constitution of the State of Colorado was approved and went into effect. In general, the effect of the amendment is to limit the ability of the State and local governments to increase revenues and expenditures, issue debt and enter into other financial obligations and raise taxes. At the date of this Prospectus, it is not possible to predict how the amendment will affect the various issuers of existing and future Colorado Obligations, but in general it could reduce the tax coverage for Colorado Obligations, limit the ability of municipalities to issue new obligations and could impair the liquidity of Colorado Obligations. In addition, the various provisions of the amendment may result in legislation and have resulted in litigation that may have effects on Colorado Obligations that cannot now be predicted. The principal provisions of the amendment and other matters relating to it are summarized in the SAI.

Colorado's economy is diversified and the state has become the services center for the Rocky Mountain region. The state's economy includes agriculture, manufacturing (especially high technology activities), construction, tourism (ski resorts and national parks) and mining (primarily oil production). Colorado has recovered from economic difficulties experienced during the past several years, which caused state government revenue shortfalls at that time.

Employment in Colorado is diversified among services, trade, government and manufacturing. Employment growth in Colorado has exceeded that of the United States as a whole since 1989.

It can be expected that federal deficit reduction measures will have significant direct and indirect impact on the economy of that state as a whole and on specific localities with a large presence of federal activity. As a result of all these factors, there can be no assurance that further economic difficulties and their impact on state and local government finances will not adversely affect the market value of the Colorado Obligations held by the Fund or the ability of the respective obligors to pay debt service on certain of such obligations. Obligations of non-Colorado issuers are subject to the risks of general economic and other factors affecting those issuers.

OTHER INFORMATION

Capitalization

Financial Investors Trust was organized as a Delaware business trust on November 30, 1993 and currently consists of six separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.

Voting

Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Declaration of Trust, they may be entitled to vote. The Fund is not required to hold regular annual meetings of shareholders and does not intend to do so.

The Declaration of Trust provides that the holders of not less than two-thirds of the outstanding shares of the Fund may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Fund and in connection with such meeting to comply with the shareholders' communications provisions of Section 16(c) of the Act. See "OTHER INFORMATION Voting Rights" in the SAI.

Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in the Prospectus, the phrase "vote of a majority of the outstanding shares" of the Fund means the vote of the lesser of:
(1) 67% of the shares of a Fund present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (2) more than 50% of the outstanding shares of a Fund.

Performance Information

The Fund may, from time to time, include its yield, taxable equivalent yield and total return in advertisements or reports to shareholders or prospective investors. The methods used to calculate the yield, taxable equivalent yield and total return of the Fund are mandated by the SEC.

Quotations of "yield" for the Fund will be based on the investment income per share during a particular 30-day (or one month) period (including dividends and interest), less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the maximum public offering price per share on the last day of the period.

Quotations of yield and effective yield reflect only the Fund's performance during the particular period on which the calculations are based. Yield and effective yield for the Fund will vary based on changes in market conditions, the level of interest rates and the level of the Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

Quotations of average annual total return for the Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (up to the life of the Fund), reflect the deduction of a proportional share of Fund expenses (on an annual basis), and assume that all dividends and distributions are reinvested when paid.

Performance information for the Fund may be compared to various unmanaged indices, such as those indices prepared by Lipper Analytical Services, Morningstar, and other entities or organizations which track the performance of investment companies. Any performance information should be considered in light of the Fund's investment objectives and policies, characteristics and quality of the Fund and the market conditions during the time period indicated, and should not be considered to be representative of what may be achieved in the future. For a description of the methods used to determine yield and total return for Fund, see the SAI.

The Colorado Quality Tax-Exempt Fund may also advertise its "taxable equivalent yield." Taxable equivalent yield is the yield that an investment, subject to both Federal and Colorado personal income taxes, would need to earn in order to equal, on an after-tax basis, the yield on an investment exempt from such taxes (normally calculated assuming the maximum combined Federal and Colorado marginal tax rate). A taxable equivalent yield quotation for a Fund will be higher than the yield or the effective yield quotations for a Fund.

The Fund commenced operations on March 2, 1998 subsequent to the transfer of assets by an unregistered commingled pool to the Fund in exchange for shares of such Fund. The Fund will employ materially equivalent investment objectives, policies, restrictions and guidelines as those employed by the Adviser with respect to the predecessor unregistered commingled pool. The Fund's portfolio of investments on March 2, 1998 was the same as the portfolio of the corresponding unregistered commingled pool immediately prior to the transfer. The commingled pool performance is not necessarily representative of the past performance of the portfolio managers acting individually or as a team.

The commingled pool was not a registered investment company as it was exempt from registration under the Investment Company Act of 1940, as amended. Since, in a practical sense the commingled pool constitutes the "predecessor" of the Fund, the Trust calculates the performance of the Fund in accordance with SEC guidelines for periods commencing prior to the transfer of the commingled assets to the Fund by including the corresponding commingled pool total return adjusted to reflect the deduction of anticipated fees and expenses applicable to the Fund.

The quoted performance data includes the performance of the commingled pool for periods before the Trust's Registration Statement became effective. As noted above, the commingled pool was not registered under the 1940 Act and thus not subject to certain investment restrictions that are imposed by the 1940 Act and the Internal Revenue Code. If the commingled pool had been registered under the 1940 Act, the commingled pool performance might have been adversely affected.

                   Assets Included in                                  Lipper Intermediate
                   Adviser's Municipal      Adviser's Municipal        Municipal Index (Lehman
     Year(1)           Performance            Performance(2)           Index Prior to 1991)(3)
     -------       -------------------    -------------------          -----------------------
     1976(4)           $249,464             4.87%       5.03%
     1977              $262,787             7.25%       7.77%              Index Not
     1978              $833,728            -1.56%      -1.08%             Available
     1979              $854,732            -3.84%      -3.37%             Until 1979
     1980              $790,883           -19.35%      18.95%                -8.90%
     1981              $725,230           -10.22%      -9.79%               -10.20%
     1982            $3,469,564            30.80%      31.41%                40.90%
     1983            $5,126,081             5.22%       5.72%                 8.10%
     1984            $6,702,900             8.41%       8.92%                10.60%
     1985           $11,636,383            23.42%      24.00%                20.00%
     1986           $18,092,331             0.61%      21.18%                19.30%
     1987           $18,170,711            -4.10%      14.19%                10.80%
     1990           $20,173,419             5.44%       5.94%                 7.60%
     1991           $21,055,078            11.31%      11.84%                10.80%
     1992           $21,624,650             8.16%       8.68%                 7.50%


     1993           $23,382,449            10.15%      10.68%                     9.94%
     1994           $23,906,936            -3.24%      -2.79%                    -3.52%
     1995           $27,173,100            11.15%      11.68%                    12.86%
     1996           $25,234,140             3.93%       4.43%                     3.70%
     1997           $25,291,237             6.13%       6.64%                     7.08%

For 5 Years Ended 1997                      5.50%       6.00%                     5.86%
For 10 Years Ended 1997                     7.79%       8.30%                     7.60%
Since Inception (August 31, 1976)           6.01%       6.52%                       NA

--------------------------------------
(1) All periods are ended December 31.
(2) Annual total return is represented for each year and compounded annual return is presented for each period, net of expenses, in accordance with SEC guidelines. The performance in the first column has been restated to reflect a total expense ratio of .93% which is the gross expense ratio that the Fund is expected to incur during the current fiscal year and which reflects a management fee of .50% of net assets. Performance in the second column has been restated to reflect a total expense ratio of .45% which reflects voluntary fee waivers and/or expense reimbursements. These waivers and/or reimbursements may be modified or terminated at any time.
(3) For comparison, the Lehman Municipal Index of municipal bonds has a maturity and duration which approximated the predecessor commingled fund during the 1980s. Because the average maturity of the predecessor commingled fund was actively decreased during the 1980s, the appropriate benchmark was changed to the Lipper Intermediate Municipal Bond Index (a more comparable maturity and duration) after 1991 and then linked with the prior Lehman Index returns.
(4) Data for the period August 31, 1976 to December 31, 1976.

Account Services

All transactions in shares of the Fund will be reflected in a monthly statement for each shareholder. In those cases where another organization or its nominee is the shareholder of record of shares purchased for its customer, the Fund has been advised that the statement may be transmitted to the customer at the discretion of such organization.

ALPS acts as the Fund's transfer agent. The Fund compensates ALPS, pursuant to a Services Agreement, for providing personnel and facilities to perform dividend disbursing and transfer agency-related services for the Fund.

Shareholder Inquiries

All shareholder inquiries should be directed to the Fund at 370 17th Street, Suite 3100, Denver, CO 80202.

General and Account Information: (800) 644-8595.

APPENDIX

Key to Moody's Bond Ratings

Aaa Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most likely to impair the fundamentally strong position of such issues.

Aa Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment some time in the future.

Baa Bonds that are rated Baa are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Ba Bonds that are rated Ba are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

B Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Key to S & P's Bond Ratings

AAA Debt rated "AAA" has the highest rating assigned by Standard & Poor's Capacity to pay interest and repay principal is extremely strong.

AA Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB" rating.

B Debt rated "B" has greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB-" rating.

CCC Debt rated "CCC" has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

CC The rating "CC" typically is applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

C The rating "C" typically is applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI The rating "CI" is reserved for income bonds on which no interest is being paid.

D Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

                               INVESTMENT ADVISER
               Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc.
                        1380 Lawrence Street, Suite 1050
                             Denver, Colorado 80204

                  ADMINISTRATOR, DISTRIBUTOR AND TRANSFER AGENT
                        ALPS Mutual Funds Services, Inc.
                           370 17th Street, Suite 3100
                                Denver, CO 80202

                                    CUSTODIAN
                             Fifth Third Bank, N.A.

                             INDEPENDENT ACCOUNTANTS
                              Deloitte & Touche LLP

                            FOR MORE INFORMATION CALL
                                 1-800-644-8595

      THESE FUNDS ARE NOT INSURED BY TEMPEST, ISENHART, COLORADO STATE BANK
                   AND TRUST, THE FDIC OR ANY OTHER INSURER.

ARISTATA QUALITY BOND FUND
370 17th Street
Suite 3100
Denver, CO 80202
General & Account Information: (800) 644-8595



               TEMPEST, ISENHART, CHAFEE, LANSDOWNE & ASSOC., Inc.
            Investment Adviser ("Tempest, Isenhart" or the "Adviser")
                        ALPS MUTUAL FUNDS SERVICES, INC.
      Administrator, Distributor and Sponsor ("ALPS" or the "Distributor")

This prospectus describes the Aristata Quality Bond Fund (the "Fund"), managed by Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc., a Colorado corporation. The Fund is a diversified series of Financial Investors Trust (the "Trust"), a Delaware business trust and registered open-end management investment company. The Fund's investment objective is to seek to provide as high a level of current income as is consistent with the preservation of capital. Shares of the Fund are sold to the public by the Distributor as an investment vehicle for individuals, institutions, corporations and fiduciaries. Investments in shares of the Fund involve risk, including possible loss of principal. The net asset value of a share of the Fund will fluctuate as market conditions change.

This Prospectus sets forth concisely the information a prospective investor should know before investing in the Fund and should be read and retained for information about the Fund.

A Statement of Additional Information (the "SAI"), dated August 27, 1998, containing additional and more detailed information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is hereby incorporated by reference into this Prospectus. It is available without charge and can be obtained by writing or calling the Fund at the address and information number printed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 August 28, 1998

                                TABLE OF CONTENTS

                                                                                   Page



HIGHLIGHTS                                                                          3


FUND EXPENSES                                                                       5


FINANCIAL HIGHLIGHTS                                                                6


THE FUND                                                                            7


MANAGEMENT OF THE FUND                                                              7


THE INVESTMENT POLICIES AND PRACTICES OF THE FUND                                  10


PORTFOLIO TRANSACTIONS                                                             11


FUND SHARE VALUATION                                                               11


MINIMUM PURCHASE REQUIREMENTS                                                      12


PURCHASE OF FUND SHARES                                                            12


REDEMPTION OF FUND SHARES                                                          14


EXCHANGE OF FUND SHARES                                                            15


INDIVIDUAL RETIREMENT ACCOUNTS                                                     16


DIVIDEND AND TAX INFORMATION                                                       16


RISKS OF INVESTING IN THE FUND                                                     18


OTHER INFORMATION                                                                  18


APPENDIX                                                                           21

HIGHLIGHTS

Investment Objective and Policies of the Fund

The investment objective of the Aristata Quality Bond Fund is to seek to provide investors with as high a level of current income as is consistent with the preservation of capital. There are risks in any investment program, including the risk of changing economic and market conditions, and there is no assurance that the Fund will achieve its investment objective.

The Fund pursues its objective by investing, under normal conditions, in debt securities, at least 65% of which consist of U.S. Government obligations, corporate debt obligations and mortgage-backed and asset-backed securities that are rated A or better by a nationally recognized statistical rating organization ("NRSRO") or which are of comparable quality in the judgment of the Adviser. The balance of the Fund's assets will be invested in investment grade securities. "Quality" obligations are considered to be those obligations rated in one of the four highest categories by a NRSRO or, if unrated, deemed by the Adviser to be of comparable quality.

The time to maturity of individual investments and the average, dollar-weighted maturity of all fixed-income instruments held by the Fund reflect the Adviser's judgment as to the most attractive relative yields. Accordingly, the Fund has no restrictions on the maturity of the obligations in which it may invest. Fluctuations in the value of fixed-income portfolio securities do not affect interest income on such securities available for distribution to Fund shareholders, but are reflected in the Fund's net asset value.

The Fund's permitted investments include notes, bonds and bills of the U.S. Government and its agencies or instrumentalities; domestic issues of corporate debt obligations having floating or fixed rates of interest; mortgage-backed and asset-backed securities and commercial paper. The Fund may also invest in certificates of deposit, bankers' acceptances, and commercial paper rated in one of the two highest categories by a nationally recognized statistical rating organization. Unrated securities deemed to be of comparable quality to rated securities as set forth above will not exceed 10% of the value of the total assets of the Fund.

U.S. Government agencies and instrumentalities include, but are not limited to the Farm Credit System Financial Assistance Corporation, the Federal Home Loan Banks System, the Student Loan Marketing Association and the Tennessee Valley Authority. Obligations issued or guaranteed by some of these agencies or instrumentalities are not guaranteed by the Government, but instead rely solely on the assets and credit of the issuing agency or instrumentality. The United States Treasury agency and instrumentality securities in which the Fund may invest include adjustable rate securities and United States Treasury inflation protection securities. The principal amount of such inflation protection securities is adjusted for inflation, and periodic interest payments are an amount equal to a fixed percentage of the inflation adjusted principal amount.

Asset-backed and mortgage-backed securities include interests in pools of debt securities, or consumer loans or mortgages, or complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities. The value of these securities may be significantly affected by changes in interest rates, the market's perception of the issuers, and the creditworthiness of the parties involved. Some securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, making their value highly volatile. These securities may also be subject to prepayment risk.

In addition, the Fund may (i) enter into repurchase agreements with respect to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and (ii) attempt to purchase securities on a when-issued or delayed-delivery basis.

The Fund may hold up to 100% of its assets in cash or short-term debt securities for temporary defensive purposes. The Fund will adopt a temporary defensive position when, in the opinion of the Adviser, such a position is more likely to provide protection against adverse market conditions than adherence to the Fund's other investment policies. The types of short-term instruments in which the Fund may invest for such purposes include short-term money market securities such as repurchase agreements and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, certificates of deposit, time deposits and bakers' acceptances of certain qualified financial institutions and corporate commercial paper rated at the time of purchase at least within the "A" rating category by S&P or within the "Prime" category by Moody's (or, if not rated, issued by companies having an outstanding long-term unsecured debt issue rated at least within the "A" rating category by S&P or within the "Prime" category by Moody's). See the Statement of Additional Information.

For additional information concerning the investment policies, practices and risk considerations of the Fund, see "THE INVESTMENT POLICIES AND PRACTICES OF THE FUND" and "RISKS OF INVESTING IN THE FUND" in this Prospectus.

Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. Additionally, there can be no assurance that the Fund will achieve its investment objectives or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. Because there are no restrictions on the maturity of any individual assets in which the Fund will invest, an investment in the Fund carries some risk of volatility in principal value. The value of the securities in which the Fund may invest will fluctuate inversely with movements in interest rates, therefore, the market values of fixed-income securities generally increase when rates decline and generally decrease when interest rates rise.

If a percentage limitation on investments by the Fund stated herein or in the SAI is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in asset values will not be deemed to violate the limitation, except in the case of the limitation on illiquid investments. The Fund is limited to investing in securities with specified ratings but is not required to sell a security if its rating is reduced or discontinued after purchase, although the Adviser may consider doing so.

The foregoing is a summary of risks; see "RISKS OF INVESTING IN THE FUNDS" in this Prospectus for further explanation.

FUND EXPENSES

The purpose of the following table is to assist the shareholder in understanding the various costs and expenses that an investor in the Fund will bear, either directly or indirectly. The Fund's costs and expenses are based upon the Fund's expenses for the fiscal period ended April 30, 1998.

Fee Table

Shareholder Transaction Expenses

Maximum Sales Load Imposed on Purchases
  (as a percentage of offering price)                         None

Maximum Sales Load Imposed on Reinvested
  Dividends (as a percentage of offering price)               None


Deferred Sales Load
  (as a percentage of redemption proceeds)                    None

Redemption Fees                                               None

Exchange Fees                                                 None

Annual Fund Operating Expenses
  (as a percentage of average net assets)

Management Fees (after waivers)*                              0.32%
12b-1 Fees                                                    None
Other Expenses                                                0.33%
                                                        ----------------
Total Portfolio Operating Expenses (after waivers and
  reimbursements)*                                            0.65%

----------------
*Management Fees consisting of investment advisory fees (before waivers) would be .50%. The fee waivers and reimbursements reflected in the table are voluntary and may be modified or terminated at any time without the Fund's consent. Total Portfolio Operating Expenses (before waivers and reimbursements) would be 0.83%.
Example:

You would pay the following expenses on a $1,000 investment, assuming (1) 5% gross annual return, (2) redemption at the end of each time period, (3) that operating expenses are the same as described above, and (4) reinvestment of all dividends and distributions:

         1 Year         $ 7
         3 Years        $24
         5 Years       $ 47
        10 Years      $ 111

THIS ASSUMED 5% ANNUAL RETURN AND THE EXPENSES SHOWN SHOULD NOT BE CONSIDERED INDICATIONS OF ACTUAL OR EXPECTED PERFORMANCE OR OPERATING EXPENSES OF ANY FUND, BOTH OF WHICH MAY VARY SIGNIFICANTLY.

FINANCIAL HIGHLIGHTS

The financial highlights have been derived from the Fund's financial statements for the period ended April 30, 1998, which have been audited by Deloitte & Touche LLP, independent auditors. Their report on the financial statements and the financial highlights of the Fund is included in the Annual Report. The financial statements and financial highlights are incorporated by reference into the Fund's Statement of Additional Information. You should read the financial highlights with the financial statements and related notes. Further information about the performance of the Fund is available in the Annual Report. You may obtain both the Statement of Additional Information and the Annual Report free of charge by calling or writing to the Trust at the telephone number or address listed on the first page.

Aristata Quality Bond Fund

Selected data for a share of beneficial interest outstanding throughout the period March 2, 1998 to April 30, 1998


Selected Per-Share Data:
Net asset value-beginning of period                                                                $ 10.00
-----------------------------------------------------------------------------------------------------------
Income from investment operations:
    Net investment income                                                                             0.10
-----------------------------------------------------------------------------------------------------------

Net realized and unrealized loss on investments                                                      (0.03)
-----------------------------------------------------------------------------------------------------------

   Total income from investment operations                                                            0.07
-----------------------------------------------------------------------------------------------------------

Distributions from net investment income                                                             (0.10)
-----------------------------------------------------------------------------------------------------------

Net asset value-end of period                                                                        $9.97
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Total Return                                                                                          0.69%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Ratios and Supplemental Data:
Net assets, end of period (000)                                                                    $57,510
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets (1)                                                           0.65%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Ratio of net investment income to average net assets (1)                                              6.00%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Ratio of expenses to average net assets without fee waivers (1)                                       0.83%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Ratio of net investment income to average net assets without fee waivers (1)                          5.82%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Portfolio turnover rate (1)                                                                          11.44%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

 (1)   Annualized

THE FUND

The Fund is a separate investment series or portfolio, commonly known as a mutual fund. The Fund is a portfolio of a Delaware business trust organized under the laws of the State of Delaware as an open-end management investment company on November 30, 1993. The Trust's Board of Trustees oversees the overall management of the Fund and elects the officers of the Trust.

The types of securities and investment practices used by the Fund are described in greater detail in the Statement of Additional Information.


MANAGEMENT OF THE FUND

The Adviser:  Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc.

Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc., acts as the investment adviser to the Fund under the supervision of the Trust's Board of Trustees. The Adviser's address is 1380 Lawrence Street, Suite 1050, Denver, Colorado 80204. The Adviser manages the investment and reinvestment of the assets of the Fund and continuously reviews, supervises and administers the Fund's investments. The Adviser is responsible for placing orders for the purchase and sale of the Fund's investments directly with brokers and dealers selected by it in its discretion.

The Adviser utilizes a team management system for the Fund. The Adviser's investment professional team has an average of more than 25 years of investment research and portfolio management experience. These individuals bring a broad base of experience, ideas, knowledge, and expertise to the Fund's management.

The team of analysts and portfolio managers provides management of the Fund. The Adviser's investment team is led by H. David Lansdowne, CFA, President and Chief Executive Officer of Tempest, Isenhart, and its Chief Investment Officer since 1988. The Fund's other key investment management team include: Robert J. Alder, CFA, J. Jeffrey Dohse, Barbara Grummel and Greg H. Thompson, CFA.

Mr. Lansdowne earned both his B.S. (1969) and his M.B.A. from the University of Denver in 1972. He was awarded the Chartered Financial Analyst (CFA) designation in 1977. Mr. Lansdowne joined Tempest, Isenhart in 1983 as Director of Research. He began his career as an Investment Officer with Colorado National Bank in Denver. He joined United Capital Management, a subsidiary of United Bank of Denver, where he was Vice President and Portfolio Manager, overseeing pension plans of Fortune 500 Companies. Immediately prior to joining Tempest, Isenhart, he was Senior Vice President and Director of Research for Financial Programs Mutual Funds and for their subsidiary for privately-managed accounts, Financial Trust Company.

Mr. Alder earned his B.S. from the University of Colorado in 1969. He was awarded the Chartered Financial Analyst (CFA) designation in 1977. His investment management career began in 1969 as a portfolio manager and analyst with the Trust Investment Division of the First National Bank of Denver. In 1977, he joined the Trust Investment Division of Colorado National Bank and became head of the department in 1982. In 1987, he was instrumental in creating Colorado National Bank's wholly-owned registered investment advisory subsidiary, Colorado Capital Advisors and was President of that subsidiary until 1993, when he joined Tempest, Isenhart in his current capacity as Executive Vice President.

Mr. Dohse earned his B.S. from Culver-Stockton College in Canton, Missouri, in 1963 and his M.B.A. from Loyola University in Chicago in 1971. He worked in the investment industry for 15 years before joining Tempest, Isenhart in 1983. He began his career with American National Bank & Trust Company in Chicago as a management trainee involved in all facets of bank and trust investments. He then joined the United Bank of Denver as Investment Officer, managing trust portfolios. Prior to joining Tempest, Isenhart, Mr. Dohse was a Vice President and Portfolio Manager at IntraWest Bank of Denver, with responsibility for various investment management portfolios.

Ms. Grummel earned her B.S. from the University of Colorado in 1979. She worked for the National Association of Securities Dealers, N. Donald and Company and the underwriting and asset management divisions of Merrill Lynch. Prior to joining Tempest, Isenhart she was Executive Vice President with Lord Abbett and Company, the New York based mutual fund group, where her responsibilities included state-specific municipal bond fund management, individual fixed income portfolio management and new business development. Ms. Grummel is the lead portfolio manager for the Aristata Quality Bond Fund.

Mr. Thompson earned his B.S. from the University of Wyoming in 1967 and his M.B.A. from the University of Denver in 1972. He was awarded the Chartered Financial Analyst designation in 1988. He joined Tempest, Isenhart in 1987. His previous positions include three years as a Financial Analyst with Standard & Poor's Compustat Services, Inc. in Englewood, Colorado and twelve years with Page T. Jenkins, a Denver proprietorship. He was an Investment Manager and Security Analyst with Jenkins, conducting research and managing securities and mineral portfolios for the firm.

For the advisory services it provides to the Funds, Tempest, Isenhart receives from the Fund a monthly fee, based on average daily net assets, at the annual rate of 0.50%

Adviser's Fixed Income Performance

Although the Adviser did not manage a registered investment company prior to March 2, 1998, it has been providing investment advisory services to clients since 1976. Substantially all of the initial investors in the Fund were previously participants in unregistered commingled pools created and administered by the Colorado State Bank & Trust ("CSB&T"). Tempest Isenhart acted as the investment adviser to those commingled pools since their origination in late 1976. Tempest, Isenhart was unaffiliated with CSB&T at the time it managed the commingled pools and remains unaffiliated with CSB&T.

Below are actual investment returns of the unregistered commingled taxable bond pools managed by the Adviser, that have been converted into the Fund. The unregistered commingled pools were managed with investment objectives, policies and strategies substantially similar to those employed by the Adviser in managing the Fund. The Adviser's fixed income performance is a weighted average of the unregistered commingled fixed income pools managed by the Adviser and is calculated in accordance with SEC guidelines net of anticipated Fund fees and expenses.

The unregistered commingled pools were not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, may have adversely affected performance. Portfolio management strategies used on the unregistered commingled pools and those for the Fund may vary. This performance does not represent historical performance of the Aristata Quality Bond Fund which is newly organized and has no performance of its own. This performance should not be interpreted as indicative of future performance of the Fund, which may be higher or lower than that shown. Past performance is not a guarantee of future results. The commingled pool performance is not necessarily representative of the past performance of the portfolio managers acting individually or as a team.

                  Assets Included in           Adviser's                  Lehman
                Adviser's Fixed Income       Fixed Income              Gov't/Corp.
   Year(1)            Performance           Performance(2)               Index(3)
   -------------------------------------------------------------------------------
    1976(4)              $968,179            4.94%      4.99%               6.00%
    1977               $1,445,191            2.01%      2.16%               3.00%
    1978               $2,009,274           -2.80%     -2.65%               1.20%
    1979               $2,420,222           -6.10%     -5.96%               2.30%
    1980               $3,454,650           -5.39%     -5.24%               3.10%
    1981               $5,447,729            3.60%      3.76%               7.30%
    1982               $8,763,872           34.69%     34.89%              31.10%
    1983               $9,312,049            7.42%      7.58%               8.00%
    1984              $12,254,388           14.77%     14.94%              15.00%
    1985              $15,825,978           28.51%     28.69%              21.30%
    1986              $21,717,302           20.63%     20.81%              15.60%
    1987              $21,136,741           -4.17%     -4.02%               2.30%
    1988              $23,312,790           10.18%     10.35%               7.60%
    1989              $30,805,533           21.23%     21.41%              14.00%
    1990              $29,695,223            2.84%      3.00%               8.30%
    1991              $32,838,982           19.30%     19.48%              16.10%
    1992              $35,641,126            8.45%      8.61%               7.60%
    1993              $39,889,055           13.49%     13.66%              11.20%
    1994              $39,788,637           -6.26%     -6.12%              -3.50%
    1995              $46,617,593           20.90%     21.07%              19.30%
    1996              $48,554,576            2.33%      2.48%               2.90%
    1997              $56,284,947            8.36%      8.52%               9.80%

For 5 Years Ended 1997                       7.36%      7.52%               7.64%
For 10 Years Ended l997                      9.75%      9.91%               9.14%
Since Inception (August 31, 1976)            8.75%      8.91%               9.55%

(1)  All periods are ended December 31.
(1) Annual total return is represented for each year and compounded annual return is presented for each period, net of expenses, in accordance with SEC guidelines. The performance information in the first column is a weighted average of the unregistered commingled pools managed by the Adviser and has been restated to reflect a total expense ratio of .83% which is the gross expense ratio that the Fund is expected to incur during the current fiscal year and which reflects a management fee of .50% of net assets. Performance information in the second column has been restated to reflect a total expense ratio of 0.65% which reflects voluntary fee waivers and/or expense reimbursements. These waivers and/or reimbursements may be modified or terminated at any time.
 (2) Annual total return is presented for each year. The Lehman Gov't./Corp. Index reflects the investment of income dividends and capital gain distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.
(4)  Data for the period August 31, 1976 to December 31, 1976.

The Administrator and Distributor

ALPS Mutual Funds Services, Inc. is the Administrator and Distributor for the Fund. ALPS is located at 370 17th Street, Suite 3100, Denver, Colorado 80202. As Distributor, ALPS sells shares of the Fund on behalf of the Trust. As Administrator, ALPS provides certain administrative services necessary for the Fund's operations including: (i) coordination of the services performed by the Fund's investment adviser, transfer agent, custodian, independent accountants and legal counsel; regulatory compliance, including the compilation of information for documents such as reports to, and filings with, the SEC and state securities commissions; and preparation of proxy statements and shareholder reports for the Fund; (ii) general supervision relative to the compilation of data required for the preparation of periodic reports distributed to the Fund's Officers and Board of Trustees; and (iii) furnishing office space and certain facilities required for conducting the business of the Fund. Other costs borne by the administrator include custodian and transfer agent fees and expenses; Trustees' fees and expenses; audit fees and expenses; and expenses of preparation and distribution to existing shareholders of reports and prospectuses. For these services, ALPS receives a fee from the Fund, computed daily and payable monthly, at the annual rate of the greater of $90,000 or 0.20% of the Fund's average daily net assets. ALPS also serves as administrator and distributor of other mutual funds.

Service Organizations

Various banks, trust companies, broker-dealers or other financial organizations (collectively, "service organizations") also may provide administrative services for the Funds, such as maintaining shareholder accounts and records at a fee of up to an annual rate of 0.25% of Fund average daily net assets serviced. The Glass-Steagall Act and other applicable laws provide that, among other things, banks may not engage in the business of underwriting, selling or distributing securities. There is currently no precedent prohibiting banks from performing administrative and shareholder servicing functions as service organizations. However, judicial or administrative decisions or interpretations of such laws, as well as changes in either Federal or state regulations relating to the permissible activities of banks and their subsidiaries or affiliates, could prevent a bank service organization from continuing to perform all or part of its servicing activities. If a bank were prohibited from so acting, its shareholder clients would be permitted to remain shareholders of the Fund and alternative means for continuing the servicing of such shareholders would be sought. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. The Adviser and the Administrator also may pay service organizations from time to time for rendering services to shareholders.

Other Expenses

The Fund bears all costs of its operations other than expenses specifically assumed by ALPS or the Adviser. The costs borne by the Fund include legal and certain accounting expenses; insurance premiums; expenses incurred in acquiring or disposing of the Fund's portfolio securities; expenses of registering and qualifying the Fund's shares for sale with the SEC and with various state securities commissions; expenses of maintaining the Fund's legal existence and of shareholders' meetings; and expenses of preparation and distribution of proxies to existing shareholders. The Fund bears its own expenses associated with its establishment as a series of the Trust; these expenses are amortized over a five-year period from the commencement of the Fund's operations. Expenses of the Trust directly attributable to the Fund are charged to that Fund; other expenses are allocated proportionately among all of the Funds in the Trust in relation to the net assets of each Fund.


THE INVESTMENT POLICIES AND PRACTICES OF THE FUND

The Fund follows its own investment policies and practices, including certain investment restrictions. The "Investment Restrictions" section of the SAI contains specific investment restrictions (the "Investment Restrictions") which govern the Fund's investments. Except for the Fund's investment objective, which is a fundamental policy that may not be changed without a majority vote of shareholders of the Fund, and those restrictions specifically identified as fundamental, all other investment policies and practices described in this Prospectus and in the SAI are not fundamental, and may therefore be changed by the Board of Trustees without shareholder approval.

The Adviser selects investments and makes investment decisions based on the investment objective and policies of the Fund.

In selecting debt securities for the Fund, the Adviser seeks to select those instruments that appear best calculated to achieve the Fund's investment objective within the credit and risk tolerances established for the Fund. In accordance with those policies, the Fund may purchase commercial paper rated in one of the two highest rating categories by an NRSRO, corporate debt securities rated in one of the four highest rating categories by an NRSRO, mortgage- and asset-backed securities rated in one of the four highest rating categories by an NRSRO, and other debt instruments which are of comparable quality in the Adviser's opinion. It is the intention of the Funds, unless otherwise indicated, that with respect to the Fund's policies that are the result of the application of law, the Fund will take advantage of the flexibility provided by rules or interpretations of the SEC currently in existence or promulgated in the future or changes to such laws.

For temporary defensive purposes, during times of unusual market conditions, the Fund may without limitation hold cash or cash equivalents. Cash items may include short-term items such as rated commercial paper, certificates of deposit, bankers acceptances, obligations of the United States Government or its agencies or instrumentalities or repurchase agreements collateralized by eligible investments.

The types of securities and investment practices used by the Fund are described in greater detail in the Statement of Additional Information.


PORTFOLIO TRANSACTIONS

Pursuant to the Investment Advisory Contract, the Adviser places orders for the purchase and sale of portfolio investments for the Fund's accounts with dealers selected by it in its discretion. In effecting purchases and sales of debt securities for the account of the Fund, the Adviser will seek the best execution of the Fund's orders. Purchases and sales of portfolio debt securities for the Fund are generally placed by the Adviser with primary market makers for these securities on a net basis, without any brokerage commission being paid by the Fund. Trading of portfolio debt securities does, however, involve transaction costs. Transactions with dealers serving as primary market makers reflect the spread between the bid and asked prices. The Adviser may allocate purchase and sales orders for portfolio securities to dealers that are affiliated with the Adviser or Distributor, if the Adviser believes the quality of the transaction and spreads are comparable to what they would be with other qualified firms. Subject to the policy of seeking best overall price and execution, sales of shares of the Fund may be considered by the Adviser in the selection of broker or dealer firms for the Fund's portfolio transactions.


FUND SHARE VALUATION

The net asset value per share of the Fund is calculated at 4:00 p.m. (Eastern time), Monday through Friday, on each day the New York Stock Exchange is open for trading, which excludes the following business holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of the Fund is computed by dividing the value of the Fund's net assets (i.e., the value of the assets less the liabilities) by the total number of the Fund's outstanding shares. All expenses, including fees paid to the Adviser and ALPS, are accrued daily and taken into account for the purpose of determining the net asset value.

Securities listed on an exchange or over-the-counter are valued on the basis of the last sale prior to the time the valuation is made. If there has been no sale since the immediately previous valuation, then the average of the last bid and asked prices is used. Quotations are taken from the exchange where the security is primarily traded. Portfolio securities which are primarily traded on foreign exchanges may be valued with the assistance of pricing services and are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a foreign security is valued is likely to have changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Board of Trustees. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Notwithstanding the above, bonds and other fixed-income securities are valued by using market quotations and may be valued on the basis of prices provided by a pricing service approved by the Board of Trustees. All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at the mean between the bid and asked prices of such currencies against U.S. dollars as last quoted by any major bank. Further information with respect to the valuation of the Fund's assets is included in the Statement of Additional Information.


MINIMUM PURCHASE REQUIREMENTS

The minimum initial investment in the Fund is $2,000; including an IRA investment. Any subsequent investments must be at least $50, including an IRA investment. All initial investments should be accompanied by a completed Purchase Application. A Purchase Application accompanies this Prospectus. A separate application is required for an IRA. The Fund reserves the right to reject any purchase order.


PURCHASE OF FUND SHARES

Shares of the Fund may be purchased through an authorized broker, service organization or investment adviser, or directly from the Fund, using any of the methods described below. Orders for the purchase of shares will be executed at the net asset value per share next determined after an order has been received in good form. All funds received are invested in full and fractional shares of the Fund. Certificates for shares are not issued. ALPS serves as Transfer Agent pursuant to a Transfer Agent Agreement dated March 15, 1994. ALPS maintains records of each shareholder's holdings of Fund shares, and each shareholder receives a statement of transactions, holdings and dividends. The Trust reserves the right to reject any purchase.

An initial investment in the Fund must be preceded or accompanied by a completed, signed application. Orders for the purchase of shares will be executed at the net asset value per share (the "public offering price") next determined after an order has been received. Orders transmitted to the Fund in proper form prior to 4:00 p.m., Eastern Time will become effective that day.

Investments may be made using any of the following methods:

Through an Authorized Broker, Investment Adviser, or Service Organization

Shares are available to new and existing shareholders through authorized brokers, investment advisers and service organizations. To make an investment using this method, simply complete a Purchase Application and contact your broker, investment adviser or service organization with instructions as to the amount you wish to invest. Your broker will then contact the Fund to place the order on your behalf on that day. In addition, shares in the Fund may be purchased by forwarding an application directly to the Distributor. Authorized brokers, investment advisers and service organizations may impose additional requirements and charges for the services rendered.

Orders received by your broker or service organization for the Funds in proper order prior to the determination of net asset value and transmitted to the Fund prior to the close of its trading (which is currently 4:00 p.m., Eastern time), will become effective that day. Brokers who receive orders are obligated to transmit them promptly. You should receive written confirmation of your order within a few days of receipt of instructions from your broker.

Directly with the Fund

By Mail. Make your check payable to the Aristata Quality Bond Fund and mail it, along with the Purchase Application (if your purchase is an initial investment), to the address indicated on the Purchase Application. Purchases made by check are not permitted to be redeemed until payment of the purchase has been collected, which may take up to fifteen calendar days. Third party and foreign checks will not be accepted. Please include the Fund name and your account number on all checks.

By Bank Transfer. Bank transfer allows you to transfer money from your bank account via the Automated Clearing House (ACH) network to your Fund account. First, an account must be established with the Fund. Your Purchase Application must indicate your desire to have this option. Next, a deposit account must be opened, or already be open, at a bank providing bank transfer services and you must arrange for this service to be provided. Once you have completed this process, you can initiate a bank transfer by contacting a representative from your bank, providing the required information for the bank, and authorizing the transfer to take place. Please allow two or three days after the authorization for the transfer to occur.

By Wire. Investments may be made directly through the use of wire transfers of Federal funds. In most cases, your bank will either be a member of the Federal Reserve Banking System or have a relationship with a bank that is. Your bank will normally charge you a fee for handling the transaction. To purchase shares by a Federal funds wire, please first contact ALPS at 1-800 644-8595. An account must be established with the Fund prior to any wire transfer. You can initiate a wire transfer by contacting a representative from your bank, providing the required information for the bank, and authorizing the transfer to take place. Federal Funds should be wired to:

         State Street Bank & Trust Co.
         ABA# 011000028
         Aristata Bond Fund
         Credit DDA# 22404081
         (Account Registration)
         (Account Number)

Automatic Investment Program. The Automatic Investment Program offers a simple way to maintain a regular investment program. You may arrange automatic transfers (minimum $50 per transaction) from your bank account to your Fund account on a periodic basis by simply completing the Automatic Investment Plan section of your Purchase Application. When you participate in this program, the minimum initial investment in each Portfolio is $250. You may change the amount of your automatic investment, skip an investment, or stop the Automatic Investment Program by calling the Fund at (800) 644-8595 at least three Business Days prior to your next scheduled investment date.

The Fund may in its discretion discontinue, suspend or change the practice of accepting orders by any of the methods described above. Orders for the purchase of shares are subject to acceptance by the Fund. The Fund reserves the right to suspend the sale of shares, or to reject any purchase order, including orders in connection with exchanges, for any reason.

REDEMPTION OF FUND SHARES

Shareholders may redeem their shares, in whole or in part, on each day the Fund is valued (see "FUND SHARE VALUATION"). Shares will be redeemed at the net asset value next determined after a redemption request in good form has been received by the Fund.

A redemption may be a taxable transaction on which gain or loss may be recognized. See "DIVIDENDS, DISTRIBUTIONS AND FEDERAL INCOME TAX" for more information.

Where the shares to be redeemed have been purchased by check, the payment of redemption proceeds may be delayed until the purchasing check has cleared, which may take up to 15 calendar days. Shareholders may avoid this delay by investing through wire transfers of Federal funds. During the period prior to the time the shares are redeemed, dividends on the shares will continue to accrue and be payable and the shareholder will be entitled to exercise all other beneficial rights of ownership.

Once the shares are redeemed, the Fund will ordinarily send the proceeds by check to the shareholder at the address of record on the next business day. The Fund may, however, take up to seven days to make payment. This will not be the customary practice. Also, if the New York Stock Exchange is closed (or when trading is restricted) for any reason other than the customary weekend or holiday closing or if an emergency condition as determined by the SEC merits such action, the Fund may suspend redemptions or postpone payment dates.

To ensure acceptance of your redemption request, it is important to follow the procedures described below. Although the Fund has no present intention to do so, the Fund reserves the right to refuse or to limit the frequency of any telephone, wire or bank transfer redemptions. Of course, it may be difficult to place orders by telephone during periods of severe market or economic change, and a shareholder should consider alternative methods of communications. The Fund may modify or terminate its services and provisions at any time. If the Fund terminates any particular service, it will do so only after giving written notice to shareholders.
Redemption by mail will always be available to shareholders.

You may redeem your shares using any of the following methods:

Through an Authorized Broker, Service Organization or Investment Adviser

You may redeem your shares by contacting your authorized broker, service organization or investment adviser and instructing him or her to redeem your shares. He or she will then contact ALPS and place a redemption trade on your behalf.

Directly with the Fund

By Mail. You may redeem your shares by sending a letter directly to ALPS. To be accepted, a letter requesting redemption must include: (i) the Fund name and account registration from which you are redeeming shares; (ii) your account number; (iii) the amount to be redeemed; (iv) the signatures of all registered owners; and (v) for redemptions exceeding $1,000, a signature guarantee by any eligible guarantor institution, including a member of a national securities exchange, or a commercial bank or trust company, broker-dealer, credit union or savings association. Corporations, partnerships, trusts or other legal entities will be required to submit additional documentation.

By Telephone. If you have established the telephone redemption privilege on your Purchase Application, you may redeem your shares by calling the Fund at (800) 644-8595. You should be prepared to give the telephone representative the following information: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. The conversation may be recorded to protect you and the Fund. The

Fund employs reasonable procedures to confirm that instructions communicated by telephone are genuine. If the Fund fails to employ such reasonable procedures, it may be liable for any loss, damage or expense arising out of any telephone transactions purporting to be on a shareholder's behalf. In order to assure the accuracy of instructions received by telephone, the Fund requires some form of personal identification prior to acting upon instructions received by telephone, records telephone instructions and provides written confirmation to investors of such transactions. Telephone redemptions will be suspended for a period of 10 days following a telephone address change.

You may instruct the Fund to send your redemption proceeds via federal wire ($1,000 minimum per transaction) or bank transfer to your personal bank. Your instructions should include: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. Wire and bank transfer redemptions can be made only if the privilege has been established on your Purchase Application and you have attached a copy of a voided check or a letter summarizing the wiring instructions of the account where proceeds are to be wired. Your bank may charge you a fee for receiving a wire payment on your behalf.

The above-mentioned service "By Telephone" is not available for IRAs.

Systematic Withdrawal Plan. An owner of $10,000 or more of the Fund may elect to have periodic redemptions from his or her account to be paid on a monthly, quarterly, semi-annual or annual basis by simply completing the Systematic Withdrawal Plan section of the Purchase Application. The minimum periodic withdrawal is $100. A sufficient number of shares to make the scheduled redemption will normally be redeemed on the fifth or twentieth day of the selected month(s). Depending on the size of the payment requested and fluctuation in the net asset value, if any, of the shares redeemed, redemptions for the purpose of making such payments may reduce or even exhaust the account. A shareholder may request that these payments be sent to a predesignated bank or other designated party. If a shareholder participates in the Systematic Withdrawal Plan, all dividends will automatically be reinvested.

EXCHANGE OF FUND SHARES

The Fund offers two convenient ways to exchange shares in one Fund for shares in another Fund in the Trust. Before engaging in an exchange transaction, a shareholder should read carefully the Prospectus describing the Fund into which the exchange will occur, which is available without charge and can be obtained by writing to ALPS at the address listed on the cover of this Prospectus. A shareholder may not exchange shares of one Fund for shares of another Fund if the new Fund is not qualified for sale in the state of the shareholder's residence. Please call the Fund at (800) 644-8595 for questions regarding state registration. The minimum amount for an initial and subsequent exchange is $50. The Trust may terminate or amend the terms of the exchange privilege at any time upon at least 60 days' prior written notice to shareholders of any modification or termination of the exchange privilege.

A new account opened by exchange must be established with the same name(s), address and social security number as the existing account. All exchanges will be made based on the net asset value next determined following receipt of the request by a Fund in good order.

An exchange is taxable as a sale of a security on which a gain or loss may be recognized. See "DIVIDENDS, DISTRIBUTIONS AND FEDERAL INCOME TAX" for more information. Shareholders will receive written confirmation of the exchange following completion of the transaction.

Exchange by Mail. To exchange Fund shares by mail, simply send a letter of instruction to the Fund. The letter of instruction must include: (i) your account number; (ii) the Fund from and the Fund into which you wish to exchange your investment; (iii) the dollar or share amount you wish to exchange; and (iv) the signatures of all registered owners or authorized parties; (v) for exchanges exceeding $1,000, a signature guarantee by an eligible guarantor institution, including a member of a national securities exchange, or by a commercial bank or trust company, broker/dealer, credit union or savings association.

Exchange by Telephone. If you have established the telephone exchange privilege on your Purchase Application, you may exchange Fund shares by telephone by simply calling the Fund at (800) 644-8595. You should be prepared to give the telephone representative the following information: (i) your account number, social security or tax identification number and account registration; (ii) the name of the Fund from and the Fund into which you wish to transfer your investment; and (iii) the dollar or share amount you wish to exchange. The conversation may be recorded to protect you and the Funds. Telephone exchanges will be suspended for a period of ten days following a telephone address change. See "REDEMPTION OF FUND SHARES - By Telephone" for a discussion of telephone transactions generally.


INDIVIDUAL RETIREMENT ACCOUNTS

The Fund may be used as a funding medium for traditional and Roth IRAs. In addition, a traditional or Roth IRA may be established through a custodial account with the Fund. Completion of a special application is required in order to create such an account, and the minimum initial investment for an IRA is $2000. Contributions to IRAs are subject to prevailing amount limits set by the Internal Revenue Service. For more information call the Funds at 1-800 644-8595. Additional account level fees may be imposed for IRA accounts.


DIVIDEND AND TAX INFORMATION

The Fund intends to continue to qualify as a regulated investment company for each taxable year pursuant to the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). By so qualifying and electing, the Fund generally will not be subject to Federal income tax to the extent that it distributes investment company taxable income and net realized capital gains in the manner required under the Code.

The Fund intends to distribute to its shareholders substantially all of its investment company taxable income (which includes, among other items, dividends and interest and the excess, if any, of net short-term capital gains (generally including any net option premium income) over net long-term capital losses). The Fund will declare distributions of net investment income daily and pay those dividends monthly. The Fund intends to distribute, at least annually, substantially all net capital gains (the excess of net long-term capital gains over net short-term capital losses). In determining amounts of capital gains to be distributed, any capital loss carryovers from prior years will be applied against capital gains.

The amount declared each day as a dividend may be based on projections of estimated monthly net investment income and may differ from the actual investment income determined in accordance with generally accepted accounting principles. An adjustment will be made to the dividend each month to account for any difference between the projected and actual monthly investment income.

On or before March 2, 1998, common trust and collective investment fund assets managed by the Adviser contributed assets to the Fund in exchange for shares of the Fund. This transfer may result in adverse tax consequences under certain circumstances to either the investors transferring shares from a common trust or collective investment fund for shares of the Fund ("reorganizing shareholders") or to investors who acquire shares of the Fund after a transfer ("new shareholders"). As a result the Fund may have acquired some securities that have appreciated in value or depreciated in value from the date they were acquired. If appreciated securities are sold after the transfer, the amount of the gain would be taxable to new shareholders as well as to reorganizing shareholders. New shareholders would therefore incur a tax liability on distributions of capital gains realized by the Fund even though the value of their investment in the Fund may not have increased. The effect on shareholders who transferred into the Fund would be to reduce their potential liability for tax on capital gains by spreading it over a larger asset base. The opposite may occur if the Fund acquires securities having an unrealized capital loss. In that case, shareholders who transferred into the Fund will be unable to utilize the loss to offset gains, but, because the transfer will not result in any gains, the inability of shareholders who transferred into the Fund to utilize unrealized losses will have no immediate tax effect. For new shareholders, to the extent that unrealized losses are realized by the Fund, new shareholders may benefit by any reduction in net tax liability attributable to the losses.

For all distributions, the shareholder may elect in writing, not less than five full business days prior to the record date, to receive such distributions in cash. Dividends declared in, and attributable to, the preceding period will be paid within five business days after the end of the period. Unless the shareholder chooses to receive dividend and/or capital gain distributions in cash, distributions will be automatically reinvested in additional shares of the Fund at net asset value. If you elect to receive distributions in cash and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share net asset value determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Investors who redeem all or a portion of Fund shares prior to a dividend payment date will be entitled on the next dividend payment date to all dividends declared but unpaid on those shares at the time of their redemption.

Distributions of net investment company taxable income (regardless of whether derived from dividends, interest or short-term capital gains) generally will be taxable to shareholders as ordinary income. Distributions of net long-term or mid-term capital gains designated by the Fund as capital gain distributions will be taxable as long-term or mid-term capital gains, regardless of how long a shareholder has held his Fund shares. Distributions are taxable in the same manner whether received in additional shares or in cash.

Earnings of the Fund not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of this tax, the Fund intends to comply with this distribution requirement.

A distribution, including an "exempt-interest dividend," will be treated as paid on December 31 of the calendar year if it is declared by the Fund during October, November, or December of that year to shareholders of record in such a month and paid by the Fund during January of the following calendar year. Such distributions will be treated as received by shareholders (and therefore taxable) in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Special tax rules may apply to the Fund's acquisition of financial futures contracts, forward contracts, and options on futures contracts. Such rules may, among other things, affect whether gains and losses from such transactions are considered to be short-term or long-term, may have the effect of deferring losses and/or accelerating the recognition of gains or losses, and, for purposes of qualifying as a regulated investment company, may limit the extent to which the Fund may be able to engage in such transactions.

The Fund's distributions with respect to a given taxable year may exceed the current and accumulated earnings and profits of the Fund available for distribution. In that event, distributions in excess of such earnings and profits would be characterized as a return of capital to shareholders for Federal income tax purposes, thus reducing each shareholder's cost basis in his or her Fund shares. Distributions in excess of a shareholder's cost basis in his or her shares would be treated as a gain realized from a sale of such shares.

Any gain or loss realized by a shareholder upon the sale or other disposition of shares of the Fund, or upon receipt of a distribution in complete liquidation of the Fund, generally will be a capital gain or loss which will be long-term, mid-term or short-term generally depending upon the shareholder's holding period of the shares. A loss realized by a shareholder on a redemption, sale, or exchange of shares of the Fund with respect to which capital gain dividends have been paid will be characterized as a long-term or mid-term capital loss to the extent of such capital gain dividends.

The Fund may be required to withhold for Federal income tax ("backup withholding") 31% of the distributions and the proceeds of redemptions payable to shareholders who fail to provide a correct taxpayer identification number or to make required certifications, or where the Fund or shareholder has been notified by the Internal Revenue Service that the shareholder is subject to backup withholding. Most corporate shareholders and certain other shareholders specified in the Code are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. Federal income tax liability.

Shareholders will be notified annually by the Fund as to the Federal tax status of distributions made by the Fund in which they invest. Depending on the residence of the shareholder for tax purposes, distributions also may be subject to state and local taxes, including withholding taxes. Foreign shareholders may, for example, be subject to special withholding requirements. Special tax treatment, including a penalty on certain pre-retirement distributions, is accorded to accounts maintained as IRAs. Shareholders should consult their own tax advisers as to the Federal, state and local tax consequences of ownership of shares of the Fund in their particular circumstances.


RISKS OF INVESTING IN THE FUND

Certain Risk Considerations

The price per share of each of the Fund will fluctuate with changes in value of the investments held by the Fund. For example, the value of the Fund's shares will generally fluctuate inversely with the movements in interest rates. Shareholders of the Fund should expect the value of their shares to fluctuate with changes in the value of the securities owned by the Fund. There is, of course, no assurance that the Fund will achieve its investment objectives or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. In order to attempt to minimize that risk, the Adviser monitors developments in the economy, the securities markets, and with each particular issuer. Also, as noted earlier, the Fund is managed within certain limitations that restrict the amount of the Fund's investment in any single issuer. The Adviser and the Trust's service providers rely upon their existing information systems to provide investment management and administrative services, respectively, to the Trust. The costs of maintaining and upgrading such information systems to comply with the impact of the Year 2000 is an operational and financial responsibility of the Adviser and the other service providers, respectively. The Trust is in the process of assessing and formulating any responses to any material issues, if any, relating to Year 2000 with the Adviser and all other major service providers. However, no assurance can be given that these steps will be sufficient to avoid any material adverse impact to the Trust.


OTHER INFORMATION

Capitalization

Financial Investors Trust was organized as a Delaware business trust on November 30, 1993 and currently consists of six separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.

Voting

Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Declaration of Trust, they may be entitled to vote. The Fund is not required to hold regular annual meetings of shareholders and does not intend to do so.

The Declaration of Trust provides that the holders of not less than two-thirds of the outstanding shares of the Fund may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Fund and in connection with such meeting to comply with the shareholders' communications provisions of Section 16(c) of the Act. See "OTHER INFORMATION - Voting Rights" in the SAI.

Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in the Prospectus, the phrase "vote of a majority of the outstanding shares" of the Fund means the vote of the lesser of:
(1) 67% of the shares of a Fund present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (2) more than 50% of the outstanding shares of a Fund.

Performance Information

The Fund may, from time to time, include its yield and total return in advertisements or reports to shareholders or prospective investors. The methods used to calculate the yield and total return of the Fund are mandated by the SEC.

Quotations of "yield" for the Fund will be based on the investment income per share during a particular 30-day (or one month) period (including dividends and interest), less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the maximum public offering price per share on the last day of the period.

Quotations of yield and effective yield reflect only the Fund's performance during the particular period on which the calculations are based. Yield and effective yield for the Fund will vary based on changes in market conditions, the level of interest rates and the level of the Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

Quotations of average annual total return for the Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (up to the life of the Fund), reflect the deduction of a proportional share of Fund expenses (on an annual basis), and assume that all dividends and distributions are reinvested when paid.

Performance information for the Fund may be compared to various unmanaged indices, such as those indices prepared by Lipper Analytical Services, Morningstar, and other entities or organizations which track the performance of investment companies. Any performance information should be considered in light of the Fund's investment objectives and policies, characteristics and quality of the Fund and the market conditions during the time period indicated, and should not be considered to be representative of what may be achieved in the future. For a description of the methods used to determine yield and total return for Fund, see the SAI.

Account Services

All transactions in shares of the Fund will be reflected in a monthly statement for each shareholder. In those cases where another organization or its nominee is the shareholder of record of shares purchased for its customer, the Fund has been advised that the statement may be transmitted to the customer at the discretion of such organization.

ALPS acts as the Fund's transfer agent. The Fund compensates ALPS, pursuant to a Services Agreement, for providing personnel and facilities to perform dividend disbursing and transfer agency-related services for the Fund.

Shareholder Inquiries

All shareholder inquiries should be directed to the Fund at 370 17th Street, Suite 3100, Denver, CO 80202.

General and Account Information: (800) 644-8595.

APPENDIX

Key to Moody's Bond Ratings

Aaa Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most likely to impair the fundamentally strong position of such issues.

Aa Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment some time in the future.

Baa Bonds that are rated Baa are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future.
         Uncertainty of position characterizes bonds in this class.

Ba Bonds that are rated Ba are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

B Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Key to S & P's Bond Ratings

AAA      Debt rated "AAA" has the highest rating assigned by Standard & Poor's
         Capacity to pay interest and repay principal is extremely strong.

AA Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB" rating.

B Debt rated "B" has greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments.
         Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB-" rating.

CCC Debt rated "CCC" has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

CC The rating "CC" typically is applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

C The rating "C" typically is applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI The rating "CI" is reserved for income bonds on which no interest is being paid.

D Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The
         "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

                               INVESTMENT ADVISER
               Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc.
                        1380 Lawrence Street, Suite 1050
                             Denver, Colorado 80204

                  ADMINISTRATOR, DISTRIBUTOR AND TRANSFER AGENT
                        ALPS Mutual Funds Services, Inc.
                           370 17th Street, Suite 3100
                                Denver, CO 80202

                                    CUSTODIAN
                             Fifth Third Bank, N.A.

                             INDEPENDENT ACCOUNTANTS
                              Deloitte & Touche LLP


                            FOR MORE INFORMATION CALL
                                 1-800-644-8595




     THESE FUNDS ARE NOT INSURED BY TEMPEST, ISENHART, COLORADO STATE BANK
                    AND TRUST, THE FDIC OR ANY OTHER INSURER.

ARISTATA EQUITY FUND
370 17th Street
Suite 3100
Denver, CO 80202
General & Account Information: (800) 644-8595


               TEMPEST, ISENHART, CHAFEE, LANSDOWNE & ASSOC., INC.
            Investment Adviser ("Tempest, Isenhart" or the "Adviser")
                        ALPS MUTUAL FUNDS SERVICES, INC.
      Administrator, Distributor and Sponsor ("ALPS" or the "Distributor")

This prospectus describes the Aristata Equity Fund (the "Fund"), managed by Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc., a Colorado corporation. The Fund is a diversified series of Financial Investors Trust (the "Trust"), a Delaware business trust and registered open-end management investment company. The Fund's investment objective is to seek to provide investors with long-term growth of capital and dividend income by investing primarily in common stocks and securities convertible into or with rights to purchase common stocks ("equity securities"). Shares of the Fund are sold to the public by the Distributor as an investment vehicle for individuals, institutions, corporations and fiduciaries. Investments in shares of the Fund involve risk, including possible loss of principal. There are risks in any investment program, including the risk of changing economic and market conditions, and there is no assurance that the Fund will achieve its investment objective. The net asset value of a share of the Fund will fluctuate as market conditions change.

This Prospectus sets forth concisely the information a prospective investor should know before investing in the Fund and should be read and retained for information about the Fund.

A Statement of Additional Information (the "SAI"), dated August 27, 1998, containing additional and more detailed information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is hereby incorporated by reference into this Prospectus. It is available without charge and can be obtained by writing or calling the Fund at the address and information number printed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 28, 1998

                                TABLE OF CONTENTS


                                                                 Page
                                                                 ----
HIGHLIGHTS                                                         3

FUND EXPENSES                                                      4

FINANCIAL HIGHLIGHTS                                               6

THE FUND                                                           7

MANAGEMENT OF THE FUND                                             7

THE INVESTMENT POLICIES AND PRACTICES OF THE FUND                 10

PORTFOLIO TRANSACTIONS                                            11

FUND SHARE VALUATION                                              12

MINIMUM PURCHASE REQUIREMENTS                                     12

PURCHASE OF FUND SHARES                                           13

REDEMPTION OF FUND SHARES                                         14

EXCHANGE OF FUND SHARES                                           16

INDIVIDUAL RETIREMENT ACCOUNTS                                    16

DIVIDEND AND TAX INFORMATION                                      17

RISKS OF INVESTING IN THE FUND                                    19

OTHER INFORMATION                                                 19


HIGHLIGHTS

Investment Objective and Policies of the Fund

The investment objective of the Aristata Equity Fund is to seek to provide investors with long-term growth of capital and dividend income by investing primarily in common stocks and securities convertible into or with rights to purchase common stocks ("equity securities"). There is no assurance the Fund will achieve its investment objective.

The Fund seeks to achieve its objective by investing, under normal conditions, at least 80% of the value of its net assets in equity securities consisting of common stocks, and preferred stocks or other securities which are convertible into common stocks. The balance of the Fund's assets may be held in fixed-income securities, cash and cash equivalents rated at the time of purchase at least within the "A" rating category by Standard & Poor's Corporation ("S&P") or within the "Prime" category by Moody's Investor's Service, Inc. ("Moody's") (or, if not rated, issued by companies having an outstanding long-term unsecured debt issue rated at least within the "A" rating category by S&P or within the "Prime" category by Moody's) or, if unrated, determined by the Adviser to be of comparable quality.

The Fund will seek to achieve long-term growth of capital and income by investing in a diversified portfolio of equity securities considered by the Adviser to be undervalued. In general the Adviser favors securities that, due to industry, economic, or market conditions, are out of favor and, as a result, are unduly depressed. The Adviser believes that the cyclical nature of investor attitudes, the normal business cycle and changing industry conditions can create undervalued securities. This approach results in the selection of equity securities with average portfolio characteristics that generally include lower price/earnings and price/book ratios than the overall market, and a dividend yield as high or higher than market averages.

The Fund may also invest up to 10% of its total assets in securities of foreign issuers, including sponsored and unsponsored American Depository Receipts ("ADRs").

The Fund may invest up to 10% of its total assets in securities issued by other investment companies. Such securities will be acquired by the Fund within the limits prescribed by the Investment Company Act of 1940, as amended (the "Act"), which include a prohibition against a Fund investing more than 10% of the value of its total assets in such securities. Investors should recognize that the purchase of securities of other investment companies results in duplication of expenses such that investors indirectly bear a proportionate share of the expenses of such companies, including operating costs, and investment advisory and administrative fees.

The Fund may hold up to 100% of its assets in cash or short-term fixed-income securities for temporary defensive purposes. The Fund will adopt a temporary defensive position when, in the opinion of the Investment Manager, such a position is more likely to provide protection against adverse market conditions than adherence to the Fund's other investment policies. The types of short-term instruments in which the Fund may invest for such purposes include short-term money market securities such as repurchase agreements and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, certificates of deposit, time deposits and bankers' acceptances of certain qualified financial institutions and corporate commercial paper rated at the time of purchase at least within the "A" rating category by S&P or within the "Prime" category by Moody's (or, if not rated, issued by companies having an outstanding long-term unsecured debt issue rated at least within the "A" rating category by S&P or within the "Prime" category by Moody's). See the Statement of Additional Information.

For additional information concerning the investment policies, practices and risk considerations of the Fund, see "THE INVESTMENT POLICIES AND PRACTICES OF THE FUND" and "RISKS OF INVESTING IN THE FUND" in this Prospectus.

In addition to the equity securities described above, the Fund may invest in U.S. Treasury obligations, certificates of deposit, time deposits, U.S. government agency securities, repurchase agreements, reverse repurchase agreements, when-issued securities and forward commitments. The Fund may also invest in variable and floating rate notes, bankers' acceptances and commercial paper rated in one of the two highest categories by a nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined by the Adviser to be of comparable quality.

Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. Additionally, there can be no assurance that the Fund will achieve its investment objectives or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. An investment in the Fund may involve greater risk than is inherent in other types of investments since it seeks capital appreciation, and the value of its investments will generally fluctuate in response to stock market conditions. Further, investment in the securities of issuers in any foreign country involves special risks and considerations not typically associated with investing in U.S. issuers.

The foregoing is a summary of risks; see "RISKS OF INVESTING IN THE FUND" in this Prospectus.


FUND EXPENSES

The purpose of the following table is to assist the shareholder in understanding the various costs and expenses that an investor in the Fund will bear, either directly or indirectly. The Fund's costs and expenses are based upon the Fund's expenses for the fiscal period ended April 30, 1998.

Fee Table

Shareholder Transaction Expenses

Maximum Sales Load Imposed on Purchases                       None
  (as a percentage of offering price)

Maximum Sales Load Imposed on Reinvested Dividends            None
  (as a percentage of offering price)

Deferred Sales Load                                           None
  (as a percentage of redemption proceeds)

Redemption Fees                                               None

Exchange Fees                                                 None

Annual Fund Operating Expenses
  (as a percentage of average net assets)

Management Fees (after waivers)*                              0.63%
12b-1 Fees                                                    None
Other Expenses                                                0.32%
                                                           ------------
Total Portfolio Operating Expenses (after waivers and
  reimbursements)*                                            0.95%


----------
* Management Fees consisting of investment advisory fees (before waivers and reimbursements) would be 0.85%. The fee waivers and reimbursements reflected in the table are voluntary and may be modified or terminated at any time without the Fund's consent. Total Portfolio Operating Expenses (before waivers and reimbursements) would have been 1.17%.

Example:

You would pay the following expenses on a $1,000 investment, assuming (1) 5% gross annual return, (2) redemption at the end of each time period, (3) that operating expenses are the same as described above, and (4) reinvestment of all dividends and distributions:

         1 Year         $ 10
         3 Years        $ 30
         5 Years        $ 53
        10 Years        $117



THIS ASSUMED 5% ANNUAL RETURN AND THE EXPENSES SHOWN SHOULD NOT BE CONSIDERED INDICATIONS OF ACTUAL OR EXPECTED PERFORMANCE OR OPERATING EXPENSES OF ANY FUND, BOTH OF WHICH MAY VARY SIGNIFICANTLY.

FINANCIAL HIGHLIGHTS

The financial highlights have been derived from the Fund's financial statements for the period ended April 30, 1998, which have been audited by Deloitte & Touche LLP, independent auditors. Their report on the financial statements and the financial highlights of the Fund is included in the Annual Report. The financial statements and financial highlights are incorporated by reference into the Fund's Statement of Additional Information. You should read the financial highlights with the financial statements and related notes. Further information about the performance of the Fund is available in the Annual Report. You may obtain both the Statement of Additional Information and the Annual Report free of charge by calling or writing to the Trust at the telephone number or address listed on the first page.

Aristata Equity Fund

Selected data for a share of beneficial interest outstanding throughout the period March 2, 1998 to April 30, 1998

Selected Per-Share Data:
Net asset value-beginning of period                                            $10.00
--------------------------------------------------------------------------------------
Income from investment operations:
   Net investment income                                                         0.01
--------------------------------------------------------------------------------------
   Net realized and unrealized gain (loss) on investments                        0.44
--------------------------------------------------------------------------------------
   Total income from investment operations                                       0.45
--------------------------------------------------------------------------------------
Distributions from net investment income                                        (0.01)
--------------------------------------------------------------------------------------
Net asset value-end of period                                                  $10.44
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Total Return                                                                     4.54%
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Ratios and Supplemental Data:
Net assets, end of period (000)                                              $101,614
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Ratio of expenses to average net assets (1)                                      0.95%
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Ratio of net investment income to average net assets (1)                         0.84%
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Ratio of expenses to average net assets without fee waivers (1)                  1.17%
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Ratio of net investment income to average net assets without fee waivers (1)     0.62%
--------------------------------------------------------------------------------------
Portfolio turnover rate (1)                                                     14.20%
--------------------------------------------------------------------------------------

 (1)  Annualized

THE FUND

The Fund is a separate investment series or portfolio, commonly known as a mutual fund. The Fund is a portfolio of a Delaware business trust organized under the laws of the State of Delaware as an open-end management investment company on November 30, 1993. The Trust's Board of Trustees oversees the overall management of the Fund and elects the officers of the Trust.

The types of securities and investment practices used by the Fund are described in greater detail in the Statement of Additional Information.

MANAGEMENT OF THE FUND

The Adviser: Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc.

Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc., acts as the investment adviser to the Fund under the supervision of the Trust's Board of Trustees. The Adviser's address is 1380 Lawrence Street, Suite 1050, Denver, Colorado 80204. The Adviser manages the investment and reinvestment of the assets of the Fund and continuously reviews, supervises and administers the Fund's investments. The Adviser is responsible for placing orders for the purchase and sale of the Fund's investments directly with brokers and dealers selected by it in its discretion.

The Adviser utilizes a team management system for the Fund. The Adviser's investment professional team has an average of more than 25 years of investment research and portfolio management experience. These individuals bring a broad base of experience, ideas, knowledge, and expertise to the Fund's management.

The team of analysts and portfolio managers provides management of the Fund. The Adviser's investment team is led by H. David Lansdowne, CFA, President and Chief Executive Officer of Tempest, Isenhart, and its Chief Investment Officer since 1988. The Fund's other key investment management team include: Robert J. Alder, CFA, J. Jeffrey Dohse, Barbara Grummel and Greg H. Thompson, CFA.

Mr. Lansdowne earned both his B.S. (1969) and his M.B.A. from the University of Denver in 1972. He was awarded the Chartered Financial Analyst (CFA) designation in 1977. Mr. Lansdowne joined Tempest, Isenhart in 1983 as Director of Research. He began his career as an Investment Officer with Colorado National Bank in Denver. He joined United Capital Management, a subsidiary of United Bank of Denver, where he was Vice President and Portfolio Manager, overseeing pension plans of Fortune 500 Companies. Immediately prior to joining the Adviser, he was Senior Vice President and Director of Research for Financial Programs Mutual Funds and for their subsidiary for privately-managed accounts, Financial Trust Company.

Mr. Alder earned his B.S. from the University of Colorado in 1969. He was awarded the Chartered Financial Analyst (CFA) designation in 1977. His investment management career began in 1969 as a portfolio manager and analyst with the Trust Investment Division of the First National Bank of Denver. In 1977, he joined the Trust Investment Division of Colorado National Bank and became head of the department in 1982. In 1987, he was instrumental in creating Colorado National Bank's wholly-owned registered investment advisory subsidiary, Colorado Capital Advisors and was President of that subsidiary until 1993, when he joined the Adviser in his current capacity as Executive Vice President.

Mr. Dohse earned his B.S. from Culver-Stockton College in Canton, Missouri, in 1963 and his M.B.A. from Loyola University in Chicago in 1971. He worked in the investment industry for 15 years before joining Tempest Isenhart in 1983. He began his career with American National Bank & Trust Company in Chicago as a management trainee involved in all facets of bank and trust investments. He then joined the United Bank of Denver as Investment Officer, managing trust portfolios. Prior to joining the Adviser, Mr. Dohse was a Vice President and Portfolio Manager at IntraWest Bank of Denver, with responsibility for various investment management portfolios. Mr. Dohse is the lead portfolio manager for the Aristata Equity Fund.

Ms. Grummel earned her B.S. from the University of Colorado in 1979. She worked for the National Association of Securities Dealers, N. Donald and Company and the underwriting and asset management divisions of Merrill Lynch. Prior to joining the Adviser she was Executive Vice President with Lord Abbett and Company, the New York based mutual fund group, where her responsibilities included state-specific municipal bond fund management, individual fixed income portfolio management and new business development.

Mr. Thompson earned his B.S. from the University of Wyoming in 1967 and his M.B.A. from the University of Denver in 1972. He was awarded the Chartered Financial Analyst designation in 1988. He joined the Adviser in 1987. His previous positions include three years as a Financial Analyst with Standard & Poor's Compustat Services, Inc. in Englewood, Colorado and twelve years with Page T. Jenkins, a Denver proprietorship. He was an Investment Manager and Security Analyst with Jenkins, conducting research and managing securities and mineral portfolios for the firm.

For the advisory services it provides to the Funds, Tempest, Isenhart receives from the Fund a monthly fee, based on average daily net assets, at the annual rate of 0.85%.

Adviser's Equity Performance

Although the Adviser did not manage a registered investment company prior to March 2, 1998, it has been providing investment advisory services to clients since 1976. Substantially all of the initial investors in the Fund were previously participants in unregistered commingled pools created and administered by the Colorado State Bank & Trust ("CSB&T"). Tempest Isenhart acted as the investment adviser to those commingled pools since their origination in late 1976. The Adviser was unaffiliated with CSB&T at the time it managed the commingled pools and remains unaffiliated with CSB&T.

Below are actual investment returns of the unregistered commingled equity pools managed by the Adviser that have been converted into the Fund. The unregistered commingled pools were managed with investment objectives, policies and strategies substantially similar to those employed by the Adviser in managing the Fund. The Adviser's equity performance is a weighted average of the unregistered commingled pools managed by the Adviser and is calculated in accordance with SEC guidelines net of anticipated Fund fees and expenses.

The unregistered commingled equity pools were not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, may have adversely affected performance. Portfolio management strategies used on the unregistered commingled pools and those for the Fund may vary. This performance does not represent historical performance of the Fund which is newly organized and has no performance of its own. This performance should not be interpreted as indicative of future performance of the Fund which may be higher or lower than that shown. Past performance is not a guarantee of future results. The commingled pool performance is not necessarily representative of the past performance of the portfolio managers acting individually or as a team.


                  Assets Included in                                  S&P
                   Adviser's Equity        Adviser's Equity         500 Index
   Year(1)            Performance           Performance(2)          Return(3)
   --------------------------------------------------------------------------
    1976(4)           $ 1,518,789           8.65%       8.71%          5.90%
    1977              $ 2,065,101          -1.06%      -0.89%         -7.40%
    1978              $ 2,761,815           8.03%       8.21%          6.50%
    1979              $ 4,296,091          32.09%      32.31%         18.50%
    1980              $ 8,555,330          53.71%      53.96%         32.40%
    1981              $ 8,576,467          -3.95%      -3.78%         -5.00%
    1982              $ 9,303,758          22.75%      22.96%         21.60%
    1983              $11,429,058          16.88%      17.08%         22.60%
    1984              $12,488,443           4.00%       4.18%          6.40%
    1985              $17,084,735          36.62%      36.85%         31.90%
    1986              $21,918,621          16.25%      16.45%         18.80%
    1987              $21,331,298          -0.02%       0.15%          5.20%
    1988              $23,289,415          20.05%      20.25%         16.50%
    1989              $29,968,045          23.06%      23.26%         31.70%
    1990              $29,015,064          -9.19%      -9.04%         -3.20%
    1991              $42,041,677          18.94%      19.14%         30.50%
    1992              $49,730,021          10.90%      11.09%          7.60%
    1993              $60,287,572          15.64%      15.84%         10.10%
    1994              $62,698,066          -4.58%      -4.42%          1.20%
    1995              $77,240,261          26.67%      26.89%         37.40%
    1996              $89,294,058          15.95%      16.14%         22.94%
    1997              $96,455,061          26.44%      26.65%         33.29%

For 5 Years Ended 1997                     15.43%      15.62%         20.20%
For 10 Years Ended l997                    13.75%      13.94%         18.00%
Since Inception (August 31, 1976)          14.93%      15.12%         15.42%


----------
(1) All periods are ended December 31.
(2) Annual total return is represented for each year and compounded annual return is presented for each period, net of expenses, in accordance with SEC guidelines. The performance information in the first column is a weighted average of the unregistered commingled equity pools managed by the Adviser and has been restated to reflect a total expense ratio of 1.17% which is the gross expense ratio that the Fund is expected to incur during the current fiscal year and which reflects a management fee of .85% of net assets. Performance information in the second column has been restated to reflect a total expense ratio of 0.95% which reflects voluntary fee waivers and/or expense reimbursements. These waivers and/or reimbursements may be modified or terminated at any time.
(3) Annual total return is presented for each year and compounded annual return is presented for each period. The S&P 500 Index is an unmanaged index containing common stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The index reflects the investment of income dividends and capital gain distributions, if any, but does not reflect fees, brokerage commissions, or other expenses of investing.
(4) Data for the period August 31, 1976 to December 31, 1976.

The Administrator and Distributor

ALPS Mutual Funds Services, Inc. is the Administrator and Distributor for the Fund. ALPS is located at 370 17th Street, Suite 3100, Denver, Colorado 80202. As Distributor, ALPS sells shares of the Fund on behalf of the Trust. As Administrator, ALPS provides certain administrative services necessary for the Fund's operations including: (i) coordination of the services performed by the Fund's investment adviser, transfer agent, custodian, independent accountants and legal counsel; regulatory compliance, including the compilation of information for documents such as reports to, and filings with, the SEC and state securities commissions; and preparation of proxy statements and shareholder reports for the Fund; (ii) general supervision relative to the compilation of data required for the preparation of periodic reports distributed to the Fund's Officers and Board of Trustees; and (iii) furnishing office space and certain facilities required for conducting the business of the Fund. Other costs borne by the administrator include custodian and transfer agent fees and expenses; Trustees' fees and expenses; audit fees and expenses; and expenses of preparation and distribution to existing shareholders of reports and prospectuses. For these services, ALPS receives a fee from the Fund, computed daily and payable monthly, at the annual rate of the greater of $180,000 or 0.20% of the Fund's average daily net assets. ALPS also serves as administrator and distributor of other mutual funds.

Service Organizations

Various banks, trust companies, broker-dealers or other financial organizations (collectively, "service organizations") also may provide administrative services for the Fund, such as maintaining shareholder accounts and records at a fee of up to an annual rate of 0.25% of Fund average daily net assets serviced. The Glass-Steagall Act and other applicable laws provide that, among other things, banks may not engage in the business of underwriting, selling or distributing securities. There is currently no precedent prohibiting banks from performing administrative and shareholder servicing functions as service organizations. However, judicial or administrative decisions or interpretations of such laws, as well as changes in either Federal or state regulations relating to the permissible activities of banks and their subsidiaries or affiliates, could prevent a bank service organization from continuing to perform all or part of its servicing activities. If a bank were prohibited from so acting, its shareholder clients would be permitted to remain shareholders of the Fund and alternative means for continuing the servicing of such shareholders would be sought. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. The Adviser and the Administrator also may pay service organizations from time to time for rendering services to shareholders.

Other Expenses

The Fund bears all costs of its operations other than expenses specifically assumed by ALPS or the Adviser. The costs borne by the Fund include legal and certain accounting expenses; insurance premiums; expenses incurred in acquiring or disposing of the Fund's portfolio securities; expenses of registering and qualifying the Fund's shares for sale with the SEC and with various state securities commissions; expenses of maintaining the Fund's legal existence and of shareholders' meetings; and expenses of preparation and distribution of proxies to existing shareholders. The Fund bears its own expenses associated with its establishment as a series of the Trust; these expenses are amortized over a five-year period from the commencement of the Fund's operations. Expenses of the Trust directly attributable to the Fund are charged to that Fund; other expenses are allocated proportionately among all of the Funds in the Trust in relation to the net assets of each Fund.

THE INVESTMENT POLICIES AND PRACTICES OF THE FUND

The Fund follows its own investment policies and practices, including certain investment restrictions. The "Investment Restrictions" section of the statement of additional information ("SAI") contains specific investment restrictions which govern the Fund's investments. Except for the Fund's investment objective, which is a fundamental policy that may not be changed without a majority vote of shareholders of the Fund, and those restrictions specifically identified as fundamental, all other investment policies and practices described in this Prospectus and in the SAI are not fundamental, and may therefore be changed by the Board of Trustees without shareholder approval. The Adviser selects investments and makes investment decisions based on the investment objective and policies of the Fund.

The Fund will seek to achieve long-term growth of capital and income by investing in a diversified portfolio of equity securities considered by the Adviser to be undervalued in relation to their basic earnings, dividends, and/or assets; that is, equity securities undervalued in relation to traditional intrinsic valuation factors. The Adviser uses a variety of analytical approaches to determine the extent of such undervaluation. In general, the Adviser favors securities which because of company, industry, economic, market or other conditions are currently out of favor and as a result, in the Adviser's judgment, are unduly depressed in market valuation. The Adviser believes that the cyclical nature of investor attitudes, which swing from enthusiasm to pessimism and back to enthusiasm, the normal business cycle, and changing industry conditions can contribute to situations where market values are unduly depressed and thus represent opportunities in companies with a favorable combination of good underlying long-term prospects at a reasonable price. These analytical approaches generally result in the selection of equity securities with average portfolio characteristics which include price/earnings ratios which are lower than that of the general market, an average dividend yield which generally may be as high or higher than average, and price/book value ratios lower than average.

It is the intention of the Fund, unless otherwise indicated, that with respect to the Fund's policies that are the result of the application of law, the Fund will take advantage of the flexibility provided by rules or interpretations of the SEC currently in existence or promulgated in the future or changes to such laws.

The types of securities and investment practices used by the Fund are described in greater detail in the Statement of Additional Information.

PORTFOLIO TRANSACTIONS

Pursuant to the Investment Advisory Contract, the Adviser places orders for the purchase and sale of portfolio investments for the Fund's accounts with brokers or dealers selected by it in its discretion. In effecting purchases and sales of equity and debt securities for the account of the Fund, the Adviser will seek the best execution of the Fund's orders. If the Advisor believes more than one broker or dealer can provide the best execution, it may consider research and related services when selecting a broker or dealer. The Adviser will choose brokers by judging professional ability, quality of service and reasonableness of commissions. Higher commissions may be paid to those firms that provide research, superior execution and other services. The Adviser may use any such research information in managing the assets of the Fund. Purchases and sales of portfolio debt securities for the Fund are generally placed by the Adviser with primary market makers for these securities on a net basis, without any brokerage commission being paid by the Fund. Trading of portfolio debt securities does, however, involve transaction costs.

Transactions with dealers serving as primary market makers reflect the spread between the bid and asked prices. The Adviser may allocate purchase and sales orders for portfolio securities to dealers that are affiliated with the Adviser or Distributor, if the Adviser believes the quality of the transaction and spreads are comparable to what they would be with other qualified firms. Subject to the policy of seeking best overall price and execution, sales of shares of the Fund may be considered by the Adviser in the selection of broker or dealer firms for a Fund's portfolio transactions.

Portfolio Turnover

The Adviser has employed and will continue to use a stock selection style based on fundamental research analysis and techniques which focuses on the long-term business, industry and economic cycle. This long-term cyclical view typically results in lower turnover strategy. Because of this long-term investment perspective and the desire to minimize net short term capital gains, (see Managing Taxable Distributions), the Fund generally will not engage in the trading of securities for the purposes of realizing short-term profits. Short-term realized capital gains cannot be eliminated however, as certain market conditions may, in the Adviser's best judgment, warrant realizing such gains.

Managing Taxable Distributions

While the Fund's overriding objective is long-term, capital growth and current income, the Adviser may use certain investment techniques designed to reduce the payment by the Fund of taxable capital gain distributions to shareholders and thereby reduce the impact of taxes on shareholders. Such techniques will be used only if, in the Adviser's judgment, the impact on the Fund's pre-tax returns will be no worse than neutral. Such techniques may include, among others: 1) using an investment philosophy and time horizon which is based on a market/business cycle which, due to its long term horizon minimizes portfolio turnover; 2) selling securities which have declined in value to offset gains realized on the sale of other securities; and 3) when selling a portion of a holding, selling those lots with the highest cost basis first. The use of such techniques will not eliminate taxable distributions but rather attempts to minimize taxable distributions.


FUND SHARE VALUATION

The net asset value per share of the Fund is calculated at 4:00 p.m. (Eastern time), Monday through Friday, on each day the New York Stock Exchange is open for trading, which excludes the following business holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of the Fund is computed by dividing the value of the Fund's net assets (i.e., the value of the assets less the liabilities) by the total number of the Fund's outstanding shares. All expenses, including fees paid to the Adviser and ALPS, are accrued daily and taken into account for the purpose of determining the net asset value.

Securities listed on an exchange or over-the-counter are valued on the basis of the last sale prior to the time the valuation is made. If there has been no sale since the immediately previous valuation, then the average of the last bid and asked prices is used. Quotations are taken from the exchange where the security is primarily traded. Portfolio securities which are primarily traded on foreign exchanges may be valued with the assistance of pricing services and are generally valued at the preceding closing values of such securities on their respective exchanges, except that when an occurrence subsequent to the time a foreign security is valued is likely to have changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Board of Trustees. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by or at the direction of the Board of Trustees. Notwithstanding the above, bonds and other fixed-income securities are valued by using market quotations and may be valued on the basis of prices provided by a pricing service approved by the Board of Trustees. All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at the mean between the bid and asked prices of such currencies against U.S. dollars as last quoted by any major bank. Further information with respect to the valuation of the Fund's assets is included in the Statement of Additional Information.


MINIMUM PURCHASE REQUIREMENTS

The minimum initial investment in the Fund is $2,000; including an IRA investment. Any subsequent investments must be at least $50, including an IRA investment. All initial investments should be accompanied by a completed Purchase Application. A Purchase Application accompanies this Prospectus. A separate application is required for an IRA. The Fund reserves the right to reject any purchase order.

PURCHASE OF FUND SHARES

Shares of the Fund may be purchased through an authorized broker, service organization or investment adviser, or directly from the Fund, using any of the methods described below. Orders for the purchase of shares will be executed at the net asset value per share next determined after an order has been received in good form. All funds received are invested in full and fractional shares of the Fund. Certificates for shares are not issued. ALPS serves as Transfer Agent pursuant to a Transfer Agent Agreement dated March 15, 1994. ALPS maintains records of each shareholder's holdings of Fund shares, and each shareholder receives a statement of transactions, holdings and dividends. The Trust reserves the right to reject any purchase.

An initial investment in the Fund must be preceded or accompanied by a completed, signed application. Orders for the purchase of shares will be executed at the net asset value per share (the "public offering price") next determined after an order has been received. Orders transmitted to the Fund in proper form prior to 4:00 p.m., Eastern Time will become effective that day.

Investments may be made using any of the following methods.

Through an Authorized Broker, Investment Adviser, or Service Organization

Shares are available to new and existing shareholders through authorized brokers, investment advisers and service organizations. To make an investment using this method, simply complete a Purchase Application and contact your broker, investment adviser or service organization with instructions as to the amount you wish to invest. Your broker will then contact the Fund to place the order on your behalf on that day. In addition, shares in the Fund may be purchased by forwarding an application directly to the Distributor. Authorized brokers, investment advisers and service organizations may impose additional requirements and charges for the services rendered.

Orders received by your broker or service organization for the Fund in proper order prior to the determination of net asset value and transmitted to the Fund prior to the close of its trading (which is currently 4:00 p.m., Eastern time), will become effective that day. Brokers who receive orders are obligated to transmit them promptly. You should receive written confirmation of your order within a few days of receipt of instructions from your broker.

Directly with the Fund

By Mail. Make your check payable to the Aristata Equity Fund and mail it, along with the Purchase Application (if your purchase is an initial investment), to the address indicated on the Purchase Application. Purchases made by check are not permitted to be redeemed until payment of the purchase has been collected, which may take up to fifteen calendar days. Third party and foreign checks will not be accepted. Please include the Fund name and your account number on all checks.

By Bank Transfer. Bank transfer allows you to transfer money from your bank account via the Automated Clearing House (ACH) network to your Fund account. First, an account must be established with the Fund. Your Purchase Application must indicate your desire to have this option. Next, a deposit account must be opened, or already be open, at a bank providing bank transfer services and you must arrange for this service to be provided. Once you have completed this process, you can initiate a bank transfer by contacting a representative from your bank, providing the required information for the bank, and authorizing the transfer to take place. Please allow two or three days after the authorization for the transfer to occur.

By Wire. Investments may be made directly through the use of wire transfers of Federal funds. In most cases, your bank will either be a member of the Federal Reserve Banking System or have a relationship with a bank that is. Your bank will normally charge you a fee for handling the transaction. To purchase shares by a Federal funds wire, please first contact ALPS at 1-800-644-8595. An account must be established with the Fund prior to any wire transfer. You can initiate a wire transfer by contacting a representative from your bank, providing the required information for the bank, and authorizing the transfer to take place. Federal Funds should be wired to:

         State Street Bank & Trust Co.
         ABA# 011000028
         Aristata Equity Fund
         Credit DDA# 22404081
         (Account Registration)
         (Account Number)

Automatic Investment Program. The Automatic Investment Program offers a simple way to maintain a regular investment program. You may arrange automatic transfers (minimum $50 per transaction) from your bank account to your Fund account on a periodic basis by simply completing the Automatic Investment Plan section of your Purchase Application. When you participate in this program, the minimum initial investment in each Portfolio is $250. You may change the amount of your automatic investment, skip an investment, or stop the Automatic Investment Program by calling the Fund at (800) 644-8595 at least three Business Days prior to your next scheduled investment date.

The Fund may in its discretion discontinue, suspend or change the practice of accepting orders by any of the methods described above. Orders for the purchase of shares are subject to acceptance by the Fund. The Fund reserves the right to suspend the sale of shares, or to reject any purchase order, including orders in connection with exchanges, for any reason.


REDEMPTION OF FUND SHARES

Shareholders may redeem their shares, in whole or in part, on each day the Fund is valued (see "FUND SHARE VALUATION"). Shares will be redeemed at the net asset value next determined after a redemption request in good form has been received by the Fund.

A redemption may be a taxable transaction on which gain or loss may be recognized. See "DIVIDENDS, DISTRIBUTIONS AND FEDERAL INCOME TAX" for more information.

Where the shares to be redeemed have been purchased by check, the payment of redemption proceeds may be delayed until the purchasing check has cleared, which may take up to 15 calendar days. Shareholders may avoid this delay by investing through wire transfers of Federal funds. During the period prior to the time the shares are redeemed, dividends on the shares will continue to accrue and be payable and the shareholder will be entitled to exercise all other beneficial rights of ownership.

Once the shares are redeemed, the Fund will ordinarily send the proceeds by check to the shareholder at the address of record on the next business day. The Fund may, however, take up to seven days to make payment. This will not be the customary practice. Also, if the New York Stock Exchange is closed (or when trading is restricted) for any reason other than the customary weekend or holiday closing or if an emergency condition as determined by the SEC merits such action, the Fund may suspend redemptions or postpone payment dates.

To ensure acceptance of your redemption request, it is important to follow the procedures described below. Although the Fund has no present intention to do so, the Fund reserves the right to refuse or to limit the frequency of any telephone, wire or bank transfer redemptions. Of course, it may be difficult to place orders by telephone during periods of severe market or economic change, and a shareholder should consider alternative methods of communications.

The Fund may modify or terminate its services and provisions at any time. If the Fund terminates any particular service, it will do so only after giving written notice to shareholders. Redemption by mail will always be available to shareholders.

You may redeem your shares using any of the following methods:

Through an Authorized Broker, Service Organization or Investment Adviser

You may redeem your shares by contacting your authorized broker, service organization or investment adviser and instructing him or her to redeem your shares. He or she will then contact ALPS and place a redemption trade on your behalf.

Directly with the Fund

By Wire. You may redeem your shares by sending a letter directly to ALPS. To be accepted, a letter requesting redemption must include: (i) the Fund name and account registration from which you are redeeming shares; (ii) your account number; (iii) the amount to be redeemed; (iv) the signatures of all registered owners; and (v) for redemptions exceeding $1,000, a signature guarantee by any eligible guarantor institution, including a member of a national securities exchange, or a commercial bank or trust company, broker-dealer, credit union or savings association. Corporations, partnerships, trusts or other legal entities will be required to submit additional documentation.

By Telephone. If you have established the telephone redemption privilege on your Purchase Application, you may redeem your shares by calling the Fund at (800) 644-8595. You should be prepared to give the telephone representative the following information: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. The conversation may be recorded to protect you and the Fund. The Fund employs reasonable procedures to confirm that instructions communicated by telephone are genuine. If the Fund fails to employ such reasonable procedures, it may be liable for any loss, damage or expense arising out of any telephone transactions purporting to be on a shareholder's behalf. In order to assure the accuracy of instructions received by telephone, the Fund requires some form of personal identification prior to acting upon instructions received by telephone, records telephone instructions and provides written confirmation to investors of such transactions. Telephone redemptions will be suspended for a period of 10 days following a telephone address change.

You may instruct the Fund to send your redemption proceeds via federal wire ($1,000 minimum per transaction) or bank transfer to your personal bank. Your instructions should include: (i) your account number, social security number and account registration; (ii) the Fund name from which you are redeeming shares; and (iii) the amount to be redeemed. Wire and bank transfer redemptions can be made only if the privilege has been established on your Purchase Application and you have attached a copy of a voided check or a letter summarizing the wiring instructions of the account where proceeds are to be wired. Your bank may charge you a fee for receiving a wire payment on your behalf.

The above-mentioned service "By Telephone" is not available for IRAs.

Systematic Withdrawal Plan. An owner of $10,000 or more of the Fund may elect to have periodic redemptions from his or her account to be paid on a monthly, quarterly, semi-annual or annual basis by simply completing the Systematic Withdrawal Plan section of the Purchase Application. The minimum periodic withdrawal is $100. A sufficient number of shares to make the scheduled redemption will normally be redeemed on the fifth or twentieth day of the selected month(s). Depending on the size of the payment requested and fluctuation in the net asset value, if any, of the shares redeemed, redemptions for the purpose of making such payments may reduce or even exhaust the account. A shareholder may request that these payments be sent to a predesignated bank or other designated party. If a shareholder participates in the Systematic Withdrawal Plan, all dividends will automatically be reinvested.

EXCHANGE OF FUND SHARES

The Fund offers two convenient ways to exchange shares in one Fund for shares in another Fund in the Trust. Before engaging in an exchange transaction, a shareholder should read carefully the Prospectus describing the Fund into which the exchange will occur, which is available without charge and can be obtained by writing to ALPS at the address listed on the cover of this Prospectus. A shareholder may not exchange shares of one Fund for shares of another Fund if the new Fund is not qualified for sale in the state of the shareholder's residence. Please call the Fund at (800) 644-8595 for questions regarding state registration. The minimum amount for an initial and subsequent exchange is $50. The Trust may terminate or amend the terms of the exchange privilege at any time upon at least 60 days' prior written notice to shareholders of any modification or termination of the exchange privilege.

A new account opened by exchange must be established with the same name(s), address and social security number as the existing account. All exchanges will be made based on the net asset value next determined following receipt of the request by a Fund in good order.

An exchange is taxable as a sale of a security on which a gain or loss may be recognized. See "DIVIDENDS, DISTRIBUTIONS AND FEDERAL INCOME TAX" for more information. Shareholders will receive written confirmation of the exchange following completion of the transaction.

Exchange by Mail. To exchange Fund shares by mail, simply send a letter of instruction to the Fund. The letter of instruction must include: (i) your account number; (ii) the Fund from and the Fund into which you wish to exchange your investment; (iii) the dollar or share amount you wish to exchange; and (iv) the signatures of all registered owners or authorized parties; (v) for exchanges exceeding $1,000, a signature guarantee by an eligible guarantor institution, including a member of a national securities exchange, or by a commercial bank or trust company, broker/dealer, credit union or savings association.

Exchange by Telephone. If you have established the telephone exchange privilege on your Purchase Application, you may exchange Fund shares by telephone by simply calling the Fund at (800) 644-8595. You should be prepared to give the telephone representative the following information: (i) your account number, social security or tax identification number and account registration; (ii) the name of the Fund from and the Fund into which you wish to transfer your investment; and (iii) the dollar or share amount you wish to exchange. The conversation may be recorded to protect you and the Funds. Telephone exchanges will be suspended for a period of ten days following a telephone address change. See "REDEMPTION OF FUND SHARES - By Telephone" for a discussion of telephone transactions generally.


INDIVIDUAL RETIREMENT ACCOUNTS

The Fund may be used as a funding medium for traditional and Roth IRAs. In addition, a traditional or Roth IRA may be established through a custodial account with the Fund. Completion of a special application is required in order to create such an account, and the minimum initial investment for an IRA is $2,000. Contributions to IRAs are subject to prevailing amount limits set by the Internal Revenue Service. For more information, call the Funds at 1-800 644-8595.

Additional account level fees may be imposed for IRA accounts.

DIVIDEND AND TAX INFORMATION

The Fund intends to continue to qualify as a regulated investment company for each taxable year pursuant to the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). By so qualifying and electing, the Fund generally will not be subject to Federal income tax to the extent that it distributes investment company taxable income and net realized capital gains in the manner required under the Code.

The Fund intends to distribute to its shareholders substantially all of its investment company taxable income (which includes, among other items, dividends and interest and the excess, if any, of net short-term capital gains (generally including any net option premium income) over net long-term capital losses). The Fund will declare and pay distributions of net investment income dividends monthly. The Fund intends to distribute, at least annually, substantially all net capital gains (the excess of net long-term capital gains over net short-term capital losses). In determining amounts of capital gains to be distributed, any capital loss carryovers from prior years will be applied against capital gains.

The amount declared monthly as a dividend may be based on projections of estimated monthly net investment income and may differ from the actual investment income determined in accordance with generally accepted accounting principles. An adjustment will be made to the dividend each month to account for any difference between the projected and actual monthly investment income.

On or before March 2, 1998, common trust and collective investment fund assets managed by the Adviser contributed assets to the Fund in exchange for shares of the Fund. This transfer may result in adverse tax consequences under certain circumstances to either the investors transferring shares from a common trust or collective investment fund for shares of the Fund ("reorganizing shareholders") or to investors who acquire shares of the Fund after a transfer ("new shareholders"). As a result the Fund may have acquired some securities that have appreciated in value or depreciated in value from the date they were acquired. If appreciated securities are sold after the transfer, the amount of the gain would be taxable to new shareholders as well as to reorganizing shareholders. New shareholders would therefore incur a tax liability on distributions capital gains realized by the Fund even though the value of their investment in the Fund may not have increased. The effect on shareholders who transferred into the Fund would be to reduce their potential liability for tax on capital gains by spreading it over a larger asset base. The opposite may occur if the Fund acquires securities having an unrealized capital loss. In that case, shareholders who transferred into the Fund will be unable to utilize the loss to offset gains, but, because the transfer will not result in any gains, the inability of shareholders who transferred into the Fund to utilize unrealized losses will have no immediate tax effect. For new shareholders, to the extent that unrealized losses are realized by the Fund, new shareholders may benefit by any reduction in net tax liability attributable to the losses.

For all distributions, the shareholder may elect in writing, not less than five full business days prior to the record date, to receive such distributions in cash. Dividends declared in, and attributable to, the preceding period will be paid within five business days after the end of the period. Unless the shareholder chooses to receive dividend and/or capital gain distributions in cash, distributions will be automatically reinvested in additional shares of the Fund at net asset value. If you elect to receive distributions in cash and checks (1) are returned and marked as "undeliverable" or (2) remain uncashed for six months, your cash election will be changed automatically and your future dividend and capital gains distributions will be reinvested in the Fund at the per share net asset value determined as of the date of payment of the distribution. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and will be reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Investors who redeem all or a portion of Fund shares prior to a dividend payment date will be entitled on the next dividend payment date to all dividends declared but unpaid on those shares at the time of their redemption.

Distributions of net investment company taxable income (regardless of whether derived from dividends, interest or short-term capital gains) generally will be taxable to shareholders as ordinary income. Distributions of net long-term or mid-term capital gains designated by the Fund as capital gain distributions will be taxable as long-term or mid-term capital gains, regardless of how long a shareholder has held his Fund shares. Distributions are taxable in the same manner whether received in additional shares or in cash.

Earnings of the Funds not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of this tax, the Fund intends to comply with this distribution requirement.

A distribution, including an "exempt-interest dividend," will be treated as paid on December 31 of the calendar year if it is declared by the Fund during October, November, or December of that year to shareholders of record in such a month and paid by the Fund during January of the following calendar year. Such distributions will be treated as received by shareholders (and therefore taxable) in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

The Fund's distributions with respect to a given taxable year may exceed the current and accumulated earnings and profits of the Fund available for distribution. In that event, distributions in excess of such earnings and profits would be characterized as a return of capital to shareholders for Federal income tax purposes, thus reducing each shareholder's cost basis in his or her Fund shares. Distributions in excess of a shareholder's cost basis in his or her shares would be treated as a gain realized from a sale of such shares.

Any gain or loss realized by a shareholder upon the sale or other disposition of shares of the Fund, or upon receipt of a distribution in complete liquidation of the Fund, generally will be a capital gain or loss which will be long-term, mid-term or short-term generally depending upon the shareholder's holding period of the shares. A loss realized by a shareholder on a redemption, sale, or exchange of shares of the Fund with respect to which capital gain dividends have been paid will be characterized as a long-term or mid-term capital loss to the extent of such capital gain dividends.

The Fund may be required to withhold for Federal income tax ("backup withholding") 31% of the distributions and the proceeds of redemptions payable to shareholders who fail to provide a correct taxpayer identification number or to make required certifications, or where the Fund or shareholder has been notified by the Internal Revenue Service that the shareholder is subject to backup withholding. Most corporate shareholders and certain other shareholders specified in the Code are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. Federal income tax liability.

Shareholders will be notified annually by the Fund as to the Federal tax status of distributions made by the Fund in which they invest. Depending on the residence of the shareholder for tax purposes, distributions also may be subject to state and local taxes, including withholding taxes. Foreign shareholders may, for example, be subject to special withholding requirements. Special tax treatment, including a penalty on certain pre-retirement distributions, is accorded to accounts maintained as IRAs. Shareholders should consult their own tax advisers as to the Federal, state and local tax consequences of ownership of shares of the Fund in their particular circumstances.

RISKS OF INVESTING IN THE FUND

Certain Risk Considerations

The price per share will fluctuate with changes in value of the investments held by the Fund. Shareholders of the Fund should expect the value of their shares to fluctuate with changes in the value of the securities owned by the Fund. There is, of course, no assurance that the Fund will achieve its investment objectives or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. In order to attempt to minimize that risk, the Adviser monitors developments in the economy, the securities markets, and with each particular issuer. Also, as noted earlier, the Fund is managed within certain limitations that restrict the amount of the Fund's investment in any single issuer.

The Fund may invest in securities of small capitalization companies, defined as companies with stock market capitalization of $1 billion or less at the time of initial purchase. This investment may involve greater risks since these securities may have limited marketability and, thus, may be more volatile. Because small capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult for the Fund to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. In addition, small capitalization companies are typically subject to a greater degree of changes in earnings and business prospects than are larger, more established companies. There is typically less publicly available information concerning small capitalization companies than for larger, more established ones. Therefore, an investment in these Funds may involve a greater degree of risk than an investment in other mutual funds that seek capital appreciation by investing in better-known, larger companies.

The Adviser and the Trust's service providers rely upon their existing information systems to provide investment management and administrative services, respectively, to the Trust. The costs of maintaining and upgrading such information systems to comply with the impact of the Year 2000 is an operational and financial responsibility of the Adviser and the other service providers, respectively. The Trust is in the process of assessing and formulating any responses to any material issues, if any, relating to Year 2000 with the Adviser and all other major service providers. However, no assurance can be given that these steps will be sufficient to avoid any material adverse impact to the Trust.


OTHER INFORMATION

Capitalization

Financial Investors Trust was organized as a Delaware business trust on November 30, 1993 and currently consists of six separately managed portfolios. The Board of Trustees may establish additional portfolios in the future. The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. When issued, shares of the Funds are fully paid, non-assessable and freely transferable.

Voting

Shareholders have the right to vote in the election of Trustees and on any and all matters on which, by law or under the provisions of the Declaration of Trust, they may be entitled to vote. The Fund is not required to hold regular annual meetings of shareholders and does not intend to do so.

The Declaration of Trust provides that the holders of not less than two-thirds of the outstanding shares of the Fund may remove a person serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting for the purpose of considering the removal of a person serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Fund and in connection with such meeting to comply with the shareholders' communications provisions of Section 16(c) of the Act. See "OTHER INFORMATION - Voting Rights" in the SAI.

Shares entitle their holders to one vote per share (with proportionate voting for fractional shares). As used in the Prospectus, the phrase "vote of a majority of the outstanding shares" of the Fund means the vote of the lesser of:
(1) 67% of the shares of a Fund present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy; or (2) more than 50% of the outstanding shares of a Fund.

Performance Information

The Fund may, from time to time, include its yield and total return in advertisements or reports to shareholders or prospective investors. The methods used to calculate the yield and total return of the Fund are mandated by the SEC.

Quotations of "yield" for the Fund will be based on the investment income per share during a particular 30-day (or one month) period (including dividends and interest), less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the maximum public offering price per share on the last day of the period.

Quotations of yield and effective yield reflect only the Fund's performance during the particular period on which the calculations are based. Yield and effective yield for the Fund will vary based on changes in market conditions, the level of interest rates and the level of the Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

Quotations of average annual total return for the Fund will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (up to the life of the Fund), reflect the deduction of a proportional share of Fund expenses (on an annual basis), and assume that all dividends and distributions are reinvested when paid.

Performance information for the Fund may be compared to various unmanaged indices, such as those indices prepared by Lipper Analytical Services, Morningstar, and other entities or organizations which track the performance of investment companies. Any performance information should be considered in light of the Fund's investment objectives and policies, characteristics and quality of the Fund and the market conditions during the time period indicated, and should not be considered to be representative of what may be achieved in the future. For a description of the methods used to determine yield and total return for Fund, see the SAI.

Account Services

All transactions in shares of the Fund will be reflected in a monthly statement for each shareholder. In those cases where another organization or its nominee is the shareholder of record of shares purchased for its customer, the Fund has been advised that the statement may be transmitted to the customer at the discretion of such organization.

ALPS acts as the Fund's transfer agent. The Fund compensates ALPS, pursuant to a Services Agreement, for providing personnel and facilities to perform dividend disbursing and transfer agency-related services for the Fund.

Shareholder Inquiries

All shareholder inquiries should be directed to the Fund at 370 17th Street, Suite 3100, Denver, CO 80202.

General and Account Information: (800) 644-8595.

                               INVESTMENT ADVISER
               Tempest, Isenhart, Chafee, Lansdowne & Assoc., Inc.
                        1380 Lawrence Street, Suite 1050
                             Denver, Colorado 80204

                  ADMINISTRATOR, DISTRIBUTOR AND TRANSFER AGENT
                        ALPS Mutual Funds Services, Inc.
                           370 17th Street, Suite 3100
                                Denver, CO 80202

                                    CUSTODIAN
                             Fifth Third Bank, N.A.

                             INDEPENDENT ACCOUNTANTS
                              Deloitte & Touche LLP


                            FOR MORE INFORMATION CALL
                                 1-800-644-8595



    THESE FUNDS ARE NOT INSURED BY TEMPEST, ISENHART, COLORADO STATE BANK
                   AND TRUST, THE FDIC OR ANY OTHER INSURER.

                              ARISTATA EQUITY FUND
                           ARISTATA QUALITY BOND FUND
                    ARISTATA COLORADO QUALITY TAX-EXEMPT FUND

                           370 17th Street, Suite 3100
                             Denver, Colorado 80202

                                 August 28, 1998

General & Account Information:     (800) 644-8595


                       STATEMENT OF ADDITIONAL INFORMATION

Financial Investors Trust (the "Trust") is an open-end, diversified management investment company with multiple diversified investment portfolios, including the U.S. Treasury Money Market Fund, the U.S. Government Money Market Fund, the Prime Money Market Fund, the Aristata Equity Fund (the "Equity Fund"), the Aristata Quality Bond Fund (the "Bond Fund"), and the Aristata Colorado Quality Tax-Exempt Fund (the "Colorado Bond Fund") (collectively, the "Funds"). This Statement of Additional Information ("SAI") describes the shares of three Funds managed by Tempest, Isenhart, Chafee, Landsdowne & Assoc. ("Tempest, Isenhart"). The Funds are:

                              Aristata Equity Fund
                           Aristata Quality Bond Fund
                    Aristata Colorado Quality Tax-Exempt Fund

The SAI is not a prospectus and is only authorized for distribution when preceded or accompanied by the prospectus for shares of the Funds dated August 28, 1998 (the "Prospectus"). This SAI contains additional and more detailed information than that set forth in the Prospectus and should be read in conjunction with the Prospectus. The Prospectus may be obtained without charge by writing or calling the Funds at the address and information number printed above.

                                TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
INVESTMENT POLICIES                                                              4
    Bank Obligations                                                             4
    Commercial Paper                                                             4
    Common Stocks                                                                4
    Corporate Debt Securities                                                    4
    Preferred Stock                                                              5
    Repurchase Agreements                                                        5
    Reverse Repurchase Agreements                                                5
    Variable and Floating Rate Demand and Master Demand Notes                    5
    Loans of Portfolio Securities                                                6
    Mortgage-Related Securities                                                  6
    Other Asset-Backed Securities                                                7
    Foreign Securities                                                           7
    Foreign Currency Transactions                                                8
    Depositary Receipts                                                          8
    Real Estate Securities                                                       9
    Investment Company Securities                                                9
    U.S. Government Securities                                                  10
    Interest Rate Futures Contracts                                             10
    Stock Index Futures Contracts                                               11
    Put Options on Stock Index Futures Contracts                                11
    Forward Commitment and When-Issued Securities                               12
    Colorado Municipal Obligations and Special Risk Considerations              12
    Economic Factors                                                            12
    Restrictions of Appropriations and Revenues                                 13
    Colorado State Finances                                                     16
    Debt                                                                        16
    Anticipation Notes                                                          16
    Illiquid Securities                                                         17
    Zero Coupon Securities                                                      18

INVESTMENT RESTRICTIONS                                                         18

MANAGEMENT                                                                      20
    Trustees and Officers                                                       20
    Adviser                                                                     22
    Distribution of Fund Shares                                                 23
    Administrator, Bookkeeping and Pricing Agent                                23
    Fees and Expenses                                                           23

DETERMINATION OF NET ASSET VALUE                                                24

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION                                  24
PORTFOLIO TRANSACTIONS                                                          25
    Portfolio Turnover                                                          26

TAXATION                                                                        27
    The Colorado Bond Fund                                                      31

OTHER INFORMATION                                                               31



                                                                               PAGE
                                                                               ----
    Capitalization                                                              31
    Voting Rights                                                               32
    Custodian and Transfer Agent                                                33
    Yield and Performance Information                                           33
    Tax-Equivalent Yield Calculations                                           34
    Independent Accountants                                                     36
    Registration Statement                                                      36

FINANCIAL STATEMENTS                                                            36
APPENDIX   KEY TO MOODY'S BOND RATINGS                                          37
           KEY TO S & P's BOND RATINGS                                          37


                               INVESTMENT POLICIES

         The prospectus discusses the investment objectives of the Funds and the policies to be employed to achieve those objectives. This section contains supplemental information concerning certain types of securities and other instruments in which the Funds may invest, the investment policies and portfolio strategies that the Funds may utilize, and certain risks attendant to such investments, policies and strategies.

         BANK OBLIGATIONS (All Funds). These obligations include negotiable certificates of deposit and bankers' acceptances. A description of the banks, the obligations of which the Funds may purchase, is set forth in the prospectus. A certificate of deposit is a short-term, interest-bearing negotiable certificate issued by a commercial bank against funds deposited in the bank. A bankers' acceptance is a short-term draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction. The borrower is liable for payment, as is the bank, which unconditionally guarantees to pay the draft at its face amount on the maturity date.

         COMMERCIAL PAPER (All Funds). Commercial paper includes short-term unsecured promissory notes, variable rate demand notes and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations and financial institutions and similar taxable instruments issued by government agencies and instrumentalities. All commercial paper purchased by the Funds is, at the time of investment, (i) rated in one of the two highest rating categories by at least two nationally recognized statistical rating organizations ("NRSROs"), (ii) issued or guaranteed as to principal and interest by issuers having an existing debt security rating in one of the two highest rating categories by a least two NRSROs, or (iii) securities which, if not rated or single rated, are, in the opinion of the Funds' adviser, of an investment quality comparable to rated commercial paper in which the Funds may invest. See "VARIABLE AND FLOATING RATE AND MASTER DEMAND NOTES."

         COMMON STOCKS (Equity Fund). Common stock represents the residual ownership interest in the issuer after all of its obligations and preferred stocks are satisfied. Common Stocks fluctuate in price in response to many factors, including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market volatility. Furthermore, the Fund may invest in smaller companies. Small companies may have limited product lines, markets or financial resources; may lack depth of experience; and may be more vulnerable to adverse general market or economic developments than larger company issues, and can display abrupt or erratic movements at times, due to limited volumes and less publicly available information.


         CORPORATE DEBT SECURITIES (Equity Fund and Bond Fund). Fund investment in these securities is limited to corporate debt securities (corporate bonds, debentures, notes and similar corporate debt instruments) which meet the rating criteria established for each Fund.

         The ratings of Standard & Poor's Corporation ("S&P"), Moody's investors service ("Moody's"), Inc., and other NRSROs represent their respective opinion as to the quality of the obligations they undertake to rate (a description of S&P's and Moody's ratings is attached hereto as Appendix A). Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. After purchase by a Fund, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require a sale of such security by the Fund. However, the Funds' adviser will consider such event in its determination of whether the Fund should continue to hold the security. To the extent the ratings given by an NRSRO may change as a result of changes in such organizations or their rating systems, the adviser will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in the prospectus and in this SAI.

         It is possible that unregistered securities purchased by a Fund in reliance upon Rule 144a under the Securities Act of 1933 could have the effect of increasing the level of the Fund's illiquidity to the extent that qualified institutional buyers become, for a period, uninterested in purchasing these securities.

         PREFERRED STOCKS (Equity Fund). Preferred stock has a preference over common stock in liquidation and generally in dividends as well, but is subordinated to the liabilities of the issuer in all respects. Preferred stock may or may not be convertible into common stock. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics.

         REPURCHASE AGREEMENTS (All Funds). The Funds may invest in securities subject to repurchase agreements with U.S. banks or broker-dealers. Such agreements may be considered to be loans by the Funds for purposes of the investment company act of 1940, as amended (the "1940 Act"). A repurchase agreement is a transaction in which the seller of a security commits itself at the time of the sale to repurchase that security from the buyer at a mutually agree upon time and price. The repurchase price exceeds the sale price, reflecting an agreed-upon interest rate effective for the period the buyer owns the security subject to repurchase. The agreed-upon rate is unrelated to the interest rate on that security. The adviser will monitor the value of the underlying security at the time the transaction is entered into and at all times during the term of the repurchase agreement to ensure that the value of the security always equals or exceeds the repurchase price. In the event of default by the seller under the repurchase agreement, the funds may have problems in exercising their rights to the underlying securities and may incur costs and experience time delays in connection with the disposition of such securities.

         REVERSE REPURCHASE AGREEMENTS (All Funds). A Fund may borrow funds by selling portfolio securities to financial institutions such as banks and broker/dealers and agreeing to repurchase them at a mutually specified date and price ("reverse repurchase agreements"). Reverse repurchase agreements involve the risk that the market value of the securities sold by a Fund may decline below the repurchase price. A Fund will pay interest on amounts obtained pursuant to a reverse repurchase agreement. While reverse repurchase agreements are outstanding, a Fund will maintain in a segregated account cash, or other liquid assets (as determined by the board) of an amount at least equal to the market value of the securities, plus accrued interest, subject to the agreement.

         VARIABLE AND FLOATING RATE DEMAND AND MASTER DEMAND NOTES (All Funds). The Funds may acquire variable and floating rate instruments as described in the prospectus. Variable and floating rate instruments are frequently not rated by credit rating agencies; however, unrated variable and floating rate instruments purchased by a Fund will be determined by the adviser under guidelines established by the board of trustees to be of comparable quality at the time of purchase to rated instruments eligible for purchase by the Funds. In making such determinations, the adviser will consider the earning power, cash flows and other liquidity ratios of the issuers of such instruments (such issuers include financial, merchandising, investment banking, bank holding and other companies) and will continuously monitor their financial condition. There may not be an active secondary market with respect to a particular variable or floating rate instrument purchased by a Fund. The absence of such an active secondary market could make it difficult for a Fund to dispose of the variable or floating rate instrument involved. In the event the issuer of the instrument defaulted on its payment obligations, a Fund could, for this or other reasons, suffer a loss to the extent of the default. Variable and floating rate instruments may be secured by bank letters of credit, guarantees or lending commitments.

         Instruments having variable or floating interest rates or demand features may be deemed to have remaining maturities as follows: (a) a U.S. government security with a variable rate of interest readjusted no less frequently than every 762 days may be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate; (b) an instrument with a floating rate of interest, the principal amount of which is scheduled on the face of the instrument to be paid in 397 days or less, may be deemed to have a maturity equal to one day; (c) an instrument with a variable rate of interest, the principal amount of which is scheduled on the face of the investment to be paid in more than 397 days, and that is subject to a demand feature may be deemed to have a maturity equal to the longer of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand; (d) an instrument with a variable rate of interest, the principal amount of which is scheduled to be paid in 397 days or less may be deemed to have a maturity equal to the earlier of the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand; and (e) an instrument with a floating rate of interest, the principal amount of which is scheduled to be paid in more than 397 days, that is subject to a demand feature, may be deemed to have a maturity equal to the period remaining until the principal amount can be recovered through demand.

         LOANS OF PORTFOLIO SECURITIES (All Funds). The Funds may lend their portfolio securities to brokers, dealers and financial institutions, provided:
(1) the loan is secured continuously by collateral consisting of U.S. government securities, other high-grade debt obligations or cash or letters of credit maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned; (2) the Funds may at any time call the loan and obtain the return of the securities loaned within five business days; (3) the Funds will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed 5% of the total assets of a particular Fund.

         The Funds will earn income for lending their securities because cash collateral pursuant to these loans will be invested in short-term money market instruments. In connection with lending securities, the Funds may pay reasonable finders, administrative and custodial fees. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral.

         MORTGAGE-RELATED SECURITIES (Equity and Bond Fund). There are a number of important differences among the agencies and instrumentalities of the U.S. government that issue mortgage-related securities and among the securities that they issue. Mortgage-related securities guaranteed by the Government National Mortgage Association ("GNMA") include GNMA mortgage pass-through certificates (also known as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the united states. GNMA is a wholly-owned U.S. government corporation within the department of housing and urban development. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by the Federal National Mortgage Association ("FNMA") include FNMA guaranteed mortgage pass-through certificates (also known as "FANNIE MAEs") which are solely the obligations of the FNMA and are not backed by or entitled to the full faith and credit of the United States, but are supported by the right of the issuer to borrow from the treasury. FNMA is a government-sponsored organization owned entirely by private stockholders. Fannie Maes are guaranteed as to timely payment of the principal and interest by FNMA. Mortgage-related securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC") include FHLMC mortgage participation certificates (also known as "FREDDIE MACS" or "PCS"). FHLMC is a corporate instrumentality of the united states, created pursuant to an act of congress, which is owned entirely by federal home loan banks. Freddie Macs are not guaranteed by the United States or by any federal home loan bank and do not constitute a debt or obligation of the united states or of any federal home loan bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by the FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage but in no event later than one year after it becomes payable.

         OTHER ASSET-BACKED SECURITIES (Bond Fund). Other asset-backed securities (unrelated to mortgage loans) have been offered to investors, such as Certificates for Automobile Receivables ("CARS"). CARS represent undivided fractional interests in a trust ("trust") whose assets consist of a pool of motor vehicle retail installment sales contracts and security interest in the vehicles securing the contracts. Payments of principal and interest on CARS are "passed through" monthly to certificate holders and are guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the trustee or originator of the trust. Underlying sales contracts are subject to prepayment, which may reduce the overall return to certificate holders. If the letter of credit is exhausted, certificate holders may also experience delays in payment or losses on CARS if the full amounts due on underlying sales contracts are not realized by the trust because of unanticipated legal or administrative costs of enforcing the contracts, or because of depreciation, damage or loss of the vehicles securing the contracts, or other factors. For asset-backed securities, the industry standard uses a principal prepayment model, the "ABS Model", which is similar to the PSA identified previously under the first paragraph of "Mortgage-Related Securities." Either the PSA model, the ABS model or other similar models that are standard in the industry will be used by the Fund in calculating maturity for purposes of its investment in asset-backed securities.

         FOREIGN SECURITIES (Equity Fund and Bond Fund). The Funds may invest directly in both sponsored and unsponsored U.S. dollar or foreign currency-denominated corporate securities (including preferred or preference stock in the case of the Equity Fund), certificates of deposit and bankers' acceptances issued by foreign banks, and obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities. There may be less information available to the Funds concerning unsponsored securities, for which the paying agent is located outside the United States.

         The Equity Fund will ordinarily purchase foreign securities traded in the United States. However, the Fund may purchase the securities of foreign issuers directly in foreign markets, although the Fund does not intend to invest more than 5% of its net assets directly in foreign markets, although it may invest up to 10% of its net assets in American Depository Receipts ("ADRs"), discussed below. Securities of foreign issuers that are not listed on a recognized domestic or foreign securities exchange are deemed to be illiquid investments subject to a limitation of no more than 15% of the Fund's net assets. See "Illiquid Investments" below.

         The Equity Fund may also invest directly in foreign equity securities and in securities represented by European Depositary Receipts (EDRs") or ADRs. ADRs are dollar-denominated receipts generally issued by domestic banks which represent the deposit with the bank of a security of a foreign issuer, and which are publicly traded on exchanges or over-the-counter in theUnited States. EDRs are receipts similar to unsponsored ADR programs. Because the non-U.S. company does not actively participate in the creation of the ADR program, the underlying agreement for service and payment will be between the depositary and the shareholder. The company issuing the stock underlying the ADRs pays nothing to establish the unsponsored facility, as fees for ADR issuance and cancellation are paid by brokers. Investores directly bear the expenses associated with certificate transfer, custody and dividend payment.

         In addition, in an unsponsored ADR program, there may be several depositaries with no defined legal obligations to the non-U.S. company. The duplicate depositaries may lead to marketplace confusion because there would be no central source of information to buyers, sellers and intermediaries. The efficiency of centralization gained in a sponsored program can greatly reduce the delays in delivery of dividends and annual reports.

         Changes in foreign exchange rates will affect the value of securities denominated or quoted in currencies other than the U.S. dollar. The Funds do not intend to invest more than 5% net assets directly in foreign markets.

         FOREIGN CURRENCY TRANSACTIONS. The Funds may enter into forward foreign currency exchange contracts for hedging purposes in anticipation of or in order to attempt to minimize the effect of fluctuations in the level of future foreign exchange rates. The Funds will set aside cash or other liquid assets in an amount at least equal to the market value to the instruments underlying the contract, less the amount of initial margin.

         Since the Funds may invest in securities denominated in currencies other than the U.S. dollar, and since those funds may temporarily hold funds in bank deposits or other money market investments denominated in foreign currencies, a Fund may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between such currencies and the dollar. Changes in foreign currency exchange rates will influence values within the Fund from the perspective of U.S. investors. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, gains and losses realized on the sale of securities, and net investment income and gains, if any, to be distributed to shareholders by the Fund. The rate of exchange between the U.S. dollar and other currencies is determined by the forces of supply and demand in the foreign exchange markets. These forces are affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors.

         Those Funds that purchase foreign currency-denominated securities may enter into foreign currency exchange contracts in order to protect against uncertainty in the level of future foreign exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. these contracts are entered into in the interbank market conducted between currency traders (usually large commercial banks) and their customers. Forward foreign currency exchange contracts may be bought or sold to protect a Fund against a possible loss resulting from an adverse change in the relationship between foreign currencies and the U.S. dollar, or between foreign currencies. Although such contracts are intended to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time, they tend to limit any potential gain which might result should the value of such currency increase.

         DEPOSITARY RECEIPTS (Equity Fund) - the Fund may invest up to 10% of its net assets in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs"), European Depository Receipts ("EDRs") and other depositary receipts. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and EDRs and CDRs in bearer form are designed for use in Europe. The Fund may invest in ADRs, EDRs and CDRs through"sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary, whereas a depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

         There are certain risks associated with investments in unsponsored ADR and EDR programs. Because the non-U.S. company does not actively participate in the creation of the ADR or EDR program, the underlying agreement for service and payment will be between the depositary and the shareholder. The company issuing the stock underlying the ADRs or EDRs pays nothing to establish the unsponsored facility, as fees for ADR or EDR issuance and cancellation are paid by brokers. Investors directly bear the expenses associated with certificate transfer, custody and dividend payment.

         In an unsponsored ADR or EDR program, there also may be several depositaries with no defined legal obligations to the non-U.S. company. The duplicate depositaries may lead to marketplace confusion because there would be no central source of information to buyers, sellers and intermediaries. The efficiency of centralization gained in a sponsored program can greatly reduce the delays in delivery of dividends and annual reports.

         In addition, with respect to all ADRs and EDRs, there is always the risk of loss due to currency fluctuations.

         REAL ESTATE SECURITIES (Equity Fund). The Fund may invest in REITS. Investing in REITS involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Although the Fund will not invest directly in real estate, the Fund may invest in equity securities of issuers primarily engaged in or related to the real estate industry. Therefore, an investment in REITS is subject to certain risks associated with the direct ownership of real estate and with the real estate industry in general. These risks include, among others: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties; increases in competition, property taxes and operating expenses; changes in zoning laws; costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems; casualty or condemnation losses; uninsured damages from floods, earthquakes or other natural disasters; limitations on and variations in rents; and changes in interest rates. To the extent that assets underlying the REITS' investments are concentrated geographically, by property type or in certain other respects, the REITS may be subject to certain of the foregoing risks to a greater extent. Equity REITS may be affected by changes in the value of the underlying property owned by the REITS, while mortgage REITS may be affected by the quality of any credit extended. REITS are dependent upon management skills, are not diversified, are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITS are also subject to the possibilities of failing to qualify for tax free pass-through of income under the U.S. internal revenue code and failing to maintain their exemptions from registration under the 1940 act.

         REITS (especially mortgage REITS) are also subject to interest rate risks. When interest rates decline, the value of a REIT'S investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT's investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT's investment in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

         Investing in REITS involves risks similar to those associated with investing in small capitalization companies. REITS may have limited financial resources, may trade less frequently and in a limited volume and may be subject to more abrupt or erratic price movements than larger company securities.

         INVESTMENT COMPANY SECURITIES (All Funds). The Funds may invest in securities issued by other investment companies. Each Fund currently intends to limit its investments in securities issued by other investment companies so that, as determined immediately after a purchase of such securities is made: (i) not more than 5% of the value of the fund's total assets will be invested in the securities of any one investment company; (ii) not more than 10% of the value of its total assets will be invested in the aggregate in securities of investment companies as a group; and (iii) not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund or by the Funds as a whole.

         U.S. GOVERNMENT SECURITIES (Bond Fund). U.S. Government securities are obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. U.S. Treasury bills, which have a maturity of up to one year, are direct obligations of the United States and are the most frequently issued marketable U.S. Government security. The U.S. Treasury also issues securities with longer maturities in the form of notes and bonds.

         U.S. Government agency and instrumentality obligations are debt securities issued by U.S. Government-sponsored enterprises and Federal agencies. Some obligations of agencies are supported by the full faith and credit of the United States or by the U.S. Treasury guarantees, such as mortgage-backed certificates, which may be guaranteed by the Government National Mortgage Association; others, such as obligations of the Federal Home Loan Banks, Federal Farm Credit Bank, Bank for Cooperatives, Federal Intermediate Credit Banks and the Federal Land Bank, are guaranteed by the right of the issuer to borrow from the U.S. Treasury; others, such as obligations of the Federal National Mortgage Association, are supported by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as obligations of the Student Loan Marketing Association and the Tennessee Valley Authority, are backed only by the credit of the agency or instrumentality issuing the obligation. In the case of obligations not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment.

         Although U.S. Government securities generally do not involve the credit risks associated with other types of fixed income securities, the market values of U.S. Government Securities do go up and down as interest rates change. Thus, for example, the value of an investment in a Fund that holds U.S. Government securities may fall during times of rising interest rates. Yields on U.S. Government Securities tend to be lower than those on corporate securities of comparable maturities.

         INTEREST RATE FUTURES CONTRACTS (Bond Fund Only). The Fund may purchase and sell interest rate futures contracts ("futures contracts") as a hedge against changes in interest rates. A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. Future contracts are traded on designated "contracts markets" which, through their clearing corporations, guarantee performance of the contracts. Currently, there are futures contracts based on securities such as long-term U.S. treasury bonds, U.S. treasury notes, GNMA certificates and three-month U.S. treasury bills.

         Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into a futures contract for the sale of securities has an effect similar to the actual sale of securities, although sale of the futures contract might be accomplished more easily and quickly. For example, if a Fund holds long-term U.S. government securities and the adviser anticipates a rise in long-term interest rates, it could, in lieu of disposing of its portfolio securities, enter into futures contracts for the sale of similar long-term securities. If rates increased and the value of the Fund's portfolio securities declined, the value of the Fund's futures contracts would increase, thereby protecting the Fund by preventing its net asset value from declining as much as it otherwise would have. Similarly, entering into futures contracts for the purchase of securities has an effect similar to actual purchase of the underlying securities, but permits the continued holding of securities other than the underlying securities. For example, if the adviser expects long-term interest rates to decline, the Fund might enter into futures contracts for the purchase of long-term securities, so that it could gain rapid market exposure that may offset anticipated increases in the cost of securities it intends to purchase, while continuing to hold higher-yielding short-term securities or waiting for the long-term market to stabilize. Futures transactions may fail as hedging techniques where price movements of the underlying securities do not follow price movements of the portfolio securities subject to the hedge. The loss with respect to futures transactions is potentially unlimited. Also, the Fund may be unable to control losses by closing its position where a liquid secondary market does not exist.

         STOCK INDEX FUTURES CONTRACTS (Equity Fund). A stock index futures contract is an agreement in which one party agrees to deliver to the other an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. As the aggregate market value of the stocks in the index changes, the value of the index also will change. In the event that the index level rises above the level at which the stock index futures contract was sold, the seller of the stock index futures contract will realize a loss determined by the difference between the two index levels at the time of expiration of the stock index futures contract, and the purchaser will realize a gain in that amount. In the event the index level falls below the level at which the stock index futures contract was sold, the seller will recognize a gain determined by the difference between the two index levels at the expiration of the stock index futures contract, and the purchaser will realize a loss. Stock index futures contracts expire on a fixed date, currently one to seven months from the date of the contract, and are settled upon expiration of the contract.

         The Fund intends to utilize stock index futures contracts primarily for the purpose of attempting to protect the value of its common stock portfolio in the event of a decline in stock prices. The Fund, therefore, usually will be the seller of stock index futures contracts. This risk management strategy is an alternative to selling securities in the portfolio and investing in money market instruments. Also, stock index futures contracts may be purchased to protect a Fund against an increase in prices of stocks which the Fund intends to purchase. if the Fund is unable to invest its cash (or cash equivalents) in stock in an orderly fashion, the Fund could purchase a stock index futures contract which may be used to offset any increase in the price of the stock. However, it is possible that the market may decline instead, resulting in a loss on the stock index futures contract. If the Fund then concludes not to invest in stock at that time, or if the price of the securities to be purchased remains constant or increases, the Fund will realize a loss on the stock index futures contract that is not offset by a reduction in the price of securities purchased. The Fund also may buy or sell stock index futures contracts to close out existing futures positions. See "interest rate futures contracts" above for more information on the risks of stock index futures contracts.

         PUT OPTIONS ON STOCK INDEX FUTURES CONTRACTS (Equity Fund). The Fund may also purchase put options on stock index futures contracts. Sales of such options may also be made to close out an open option position. The Fund may, for example, purchase a put option on a particular stock index futures contract or stock index to protect against a decline in the value of the common stocks it holds. If the stocks in the index decline in value, the put should become more valuable and the Fund could sell it to offset losses in the value of the common stocks. In this way, put options may be used to achieve the same goals the Funds seek in selling futures contracts. A put option on a stock index future gives the purchaser the right, in return for a premium paid, to assume a short (i.e., the right to sell stock index futures) position in a stock index futures contract at a specified exercise price ("strike price") at any time during the period of the option. If the option is exercised by the holder before the last trading date during the option period, the holder receives the futures position, as well as any balance in the futures margin account. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash in an amount equal to the difference between the strike price and the closing level of the relevant index on the expiration date.

         The adviser expects that an increase or decrease in the index in relation to the strike price level would normally correlate to an increase or decrease (but not necessarily to the same extent) in the value of the Fund's common stock portfolio against which the option was written. Thus, any loss in the option transaction may be offset by an increase in the value of the common stock portfolio to the extent changes in the index correlate to changes in the value of that portfolio. The Fund may liquidate the put options it has purchased by effecting a "closing sale transaction," rather than exercising the option. This is accomplished by selling an option of the same series as the option previously purchased. There is no guarantee that the Fund will be able to effect the closing sale transaction. The Fund will realize a gain from a closing sale transaction if the price at which the transaction is effected exceeds the premium paid to purchase the option and, if less, the Fund will realize a loss.

         FORWARD COMMITMENTS AND WHEN-ISSUED SECURITIES (All Funds). The Funds may purchase when-issued securities and make contracts to purchase securities for a fixed price at a future date beyond customary settlement time if a Fund holds, and maintains until the settlement date in a segregated account, cash or other liquid assets in an amount sufficient to meet the purchase price, or if the Funds enters into offsetting contracts for the forward sale of other securities it owns. Purchasing securities on a when-issued basis and forward commitments involve a risk of loss if the value of the security to be purchased declines and prior to the settlement date, which risk is in addition to ther risk of decline in value of the Fund's other assets. No income accrues on securities purchased on a when-issued basis prior to the time delivery of the securities is made, although the Fund may earn interest on securities it has deposited in the segregated account because it does not pay for the when-issued securities until they are delivered. Investing in when-issued securities has the effect of (but is not the same as) leveraging the Fund's assets. Although the Fund would generally purchase securities on a when-issued basis or enter into forward commitments with the intention of actually acquiring securities, the Fund may dispose of a when-issued security of forward commitment prior to settlement, if the Adviser deems it appropriate to do so. The Fund may realize short-term profits or losses upon such sales.

         COLORADO MUNICIPAL OBLIGATIONS AND SPECIAL RISK CONSIDERATIONS (Colorado Bond Fund). The ability of this Fund to achieve its investment objective depends on the ability of issuers of Colorado municipal obligations to meet their continuing obligations for the payment of principal and interest.

         The concentration of the Colorado tax-free Fund in securities issued by governmental units of only one state exposes the Fund to risks greater than those of a more diversified portfolio holding securities issued by governmental units of different states and different regions of the country.

         Many municipal debt obligations, including many lower-rated tax-exempt obligations, permit the issuers to call the security and thereby redeem their obligations earlier than the stated maturity dates. Issuers are more likely to call tax-exempt obligations during periods of declining interest rates. In these cases, if the Fund owns a tax-exempt obligation which is called, the Fund will receives its return of principal earlier than expected and would likely be required to reinvest the proceeds at lower interest rates, thus reducing income to the Fund.

         The Fund believes the information summarized below describes some of the more significant developments relating to securities of (i) municipalities or other political subdivisions or instrumentalities of the state of Colorado (the "state") which rely, in whole or in part, on ad valorem real property taxes and subdivisions or (ii) the state. The sources of such information include the official publications of the state, as well as other publicly available documents. The Fund has not independently verified any of the information contained in such official publications and other publicly available documents, but is not aware of any facts which would render such information inaccurate.

         ECONOMIC FACTORS. Based on data published by the state of Colorado, office of state planning and budgeting as presented in the Colorado economic perspective, fourth quarter, fiscal year 1997, June 20, 1997 (the "economic report"), nearly 54% of non-agricultural employment in Colorado in 1996 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the state's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the next largest employment sectors in the state, representing approximately 16.3% and 10.3%, respectively, of non-agricultural employment in the state in 1996. The office of planning and budgeting projects similar concentrations for calendar years 1997 and 1998.

         According to the economic report, the Colorado unemployment rate remained unchanged with an average of 4.2% during both 1995 and 1996. Total retail sales increased by 16.7% during 1996.

Colorado continued to surpass the employment growth rate of the U.S. with a 3.4% rate of growth for Colorado in 1996, as compared with 2.0% for the nation as a whole. However, the rate of job growth in Colorado is projected in the economic report to be lower in 1997 than 1996 as a result of layoffs at various employers.

         Personal income rose 6.8% in Colorado during 1996, as compared with an increase of 5.5% for the nation as a whole.

         RESTRICTIONS OF APPROPRIATIONS AND REVENUES. The state constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of state general Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "unappropriated reserve"). The unappropriated reserve requirement for fiscal years 1991, 1992 and 1993 was set at 3% of total appropriations from the general Fund. For fiscal years 1994 and thereafter, the unappropriated reserve requirement has been set at 4%. In addition to the unappropriated reserve, a constitutional amendment approved by Colorado voters in 1992 requires the state and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "emergency reserve"). The minimum emergency reserve was set at 1% for 1993 and 2% for 1994 and has been set at 3% for 1995 and later years. For fiscal year 1992 and thereafter, general Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) 5% of Colorado personal income or (ii) 106% of the total general Fund appropriations for the previous fiscal year. This restriction does not apply to any general Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the registered electors of the state voting at any general election. In addition, the statutory limit on the level of general Fund appropriations may be exceeded for a given fiscal year upon the declaration of a state fiscal emergency by the state general assembly.

         According to the economic report, the fiscal year 1996 ending general Fund balance was $368.5 million, which was $211.8 million over the combined unappropriated reserve and emergency reserve requirements. The 1995 fiscal year ending general Fund balance was $488.5 million, or $262.4 million over the required unappropriated reserve and emergency reserve. Based on economic report estimates, the fiscal year 1997 ending general Fund balance is expected to be approximately $386.3 million, or $220.3 million over the required unappropriated reserve and emergency reserve.

         On November 3, 1992, voters in Colorado approved a constitutional amendment (the "amendment") which, in general, became effective December 31, 1992, and restricts the ability of the state and local governments to increase revenues and impose taxes. The amendment applies to the state and all local governments, including home rule entities ("districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the amendment.

         The provisions of the amendment are unclear and have required judicial interpretation. Among other provisions, the amendment requires voter approval prior to tax increases, the imposition of a new tax, creation of debt, or mill levy or valuation for assessment ratio increases or a change of tax policy resulting in a net revenue gain. The amendment also limits increases in government spending and property tax revenues to specified percentages. The amendment requires that district property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes, and (except with regard to school districts) local growth in property values according to a formula set forth in the amendment. School districts are allowed to adjust property tax revenue levies for changes in student enrollment. Pursuant to the amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The amendment limits increases in expenditures from the state general Fund and program revenues (cash Funds) to the growth in inflation plus the percentage change in state population in the prior calendar year. The bases for initial spending and revenue limits were fiscal year 1992 spending and 1991 property taxes collected in 1992. The bases for spending and revenue limits for all subsequent fiscal years is the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. The amendment also prohibits new or increased real property transfer tax rates, new state real property taxes and local district income taxes.

         Litigation concerning several issues relating to the amendment has been brought in the Colorado courts. The litigation has dealt with three principal issues: (i) whether districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriation is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the amendment. In September 1994, the Colorado Supreme Court held that districts can increase mill levies to pay debt service on voter approved general obligation bonds issued after the effective date of the amendment; in June 1995, the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to the amendment provided that such bonds or bonds issued to refund such bonds were voter approved. In later 1994, the Colorado court of appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Finally, in May 1995, the Colorado supreme court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of the amendment; however, the court did not address the issue of how valid enterprises may be created. Many Colorado local governments interpret this decision to mean that a government with taxing power cannot be an enterprise but that a business activity (such as a utility) owned by such a government can be. Additional litigation in the "enterprise" arena may be filed in the future to clarify these issues. The Colorado supreme court has also decided that voters can authorize a government to keep and spend all revenues received in excess of the spending limits. Other aspects of the spending limit are being litigated in district court actions.

         In 1985, the Colorado general assembly passed legislation creating a self-insurance Fund and established a mechanism for claims adjustment, investigation and defense, as well as authorizing the settlement and payment of claims and judgements against the state. The general assembly also utilizes the self-insurance Fund for payment of the state's workers' compensation liabilities. The state currently maintains self-insurance for claims arising on or after September 15, 1985 under the Colorado governmental immunity act and claims against the state, its officials, or its employees arising under federal law. Valid claims are paid from the risk management Fund created for this purpose by the general assembly. Since its inception through June 30, 1997 approximately $49.3 million has been appropriated to the risk management Fund for liability claims, other than workers' compensation, substantially all of which amount has been expended or is encumbered for claims and expenses. The state's actuarial estimate of unfunded liability as of June 30, 1996 was approximately $103.9 million, approximately 80% of which is related to workers' compensation liability. The state's risk management Fund appropriation for fiscal year 1997-98 is approximately $42.7 million, of which approximately 72.7% is related to workers' compensation liability. Costs of administration of the risk management Fund, legal fees and claims are payable from the risk management Fund.

         Judgements awarded against the state for which there is no insurance coverage or which are not payable from the state's risk management Fund ordinarily require a legislative appropriation before they may be paid. Sovereign immunity is not a defense available to the state in an action based upon contract. Even so, as a general matter, the state takes the position that judgements entered into against the state, except for certain federal civil rights judgements, are payable only to the extent of appropriations therefor.

         The state is a defendant in numerous lawsuits in which the plaintiffs allege that the state has acted negligently or wrongfully. It is the state's position that recoveries in such lawsuits would be limited by the Colorado governmental immunity act. Payment of such judgements, if any, would be payable from insurance, the risk management Fund or would require separate appropriations.

         The state is a defendant in the following material litigation:

         - a suit filed by the state of Kansas alleging wrongful conduct in connection with the state's use of interstate water;

         - suits filed by numerous employees of the state seeking compensation for overtime under the federal labor standards act;

         - a suit filed by a group of property owners for alleged actions and inactions of the state with respect to the summitville mining site;

         - a suit filed by the U.S. alleging the filing of false reports regarding allegedly unauthorized flights by the Colorado national guard;

         - a suit filed by certain professors at Metropolitan State college alleging that their salaries have been improperly computed;

         - a suit filed by a certified class of inmates seeking injunctive relief against the state for alleged non-compliance under the Americans with Disabilities Act, an adverse result in which would require the state to implement significant capital improvements or alterations to some or all of 22 state prison facilities; and

         - numerous suits filed or threatened demanding that the state pay for all or a portion of the clean-up of several areas which are alleged to be environmentally unsafe.

         In addition, the state has been threatened with litigation by certain lessees of water located beneath lands owned by the state and by certain property owners alleging misuse of certain environmental clean-up moneys. The monetary damages claimed or expected to be claimed in these pending and threatened suits would exceed the insurance coverage available by a material amount. The state is vigorously defending these suits.

         The state is a defendant in numerous suits involving claims of inadequate, negligent or unconstitutional treatment of prisoners and mental patients. In some of these suits, plaintiffs are seeking or have obtained certification of a class for a class action. Most of these cases involved allegations of actual or punitive damages which may be material. In addition, numerous other cases are pending in which plaintiffs allege that the state has deprived persons of their civil rights. In the aggregate, the monetary damages claimed (actual, punitive and attorney's fees) in these cases would exceed the insurance coverage available by a material amount. However, the state believes it is highly unlikely that there will be actual awards of judgements in material amounts.

         The state is currently a defendant in numerous federal civil rights actions which individually, except as disclosed in the previous paragraph, do not involve material damage claims; however, in the aggregate, such actions could have a material effect on the state.

         Revenues received by the state may be affected by tax appeals brought by taxpayers from various tax assessments. In most instances, the amount of any refunds resulting from such appeals would not be material. The state's revenues may also be affected by claims made by taxpayers for refunds of income taxes previously paid to the state. The amounts of such refund claims, in some instance, may be material.

         According to the economic report, for fiscal year 1996, general Fund revenues (adjusted for cash Funds that are exempt from the amendment) were $3,941.9 million and program revenues (cash Funds) were $1,815.5 million, for revenues totaling $5,757.3 million. During calendar year 1995, population and inflation grew at rates of 4.4% and 2.7%, respectively, for a combined total limit of 7.1%. Accordingly, under the amendment, increases in state expenditures during the 1996 fiscal year could not exceed $6,166.1 million and the actual 1996 general Fund and program revenues of $6,124.3 million were under the limit. The limitation for fiscal year 1997 is 5.5% over revenues during the 1996 fiscal year; accordingly, 1997 fiscal year revenues cannot exceed $6,528.5 million. Fiscal year 1997 revenues are estimated to be approximately $140 million over the limitation. The limitation for the 1998 fiscal year is currently projected to be 5.2% which translates to a revenue limit of approximately $6,946.5 million for fiscal year 1998. The state currently projects that revenues will exceed the amendment limitation for the foreseeable future. There will be a special session of the legislature in October to determine how to refund the surplus for fiscal year 1997. It is possible that in future legislative sessions proposals to reform the state tax structure to minimize such surpluses may be considered. The state will have to refund, or obtain voter approval to retain, the excess over the limitation in 1998.

         There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

         COLORADO STATE FINANCES. As the state experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the governor, reduction of appropriations by the general assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. According to state of Colorado audited finance reports, under generally accepted accounting principles, the state had unrestricted general Fund ending balances at June 30 of approximately $133.3 million in fiscal year 1992, $326.8 million in fiscal year 1993, $320.4 million in fiscal year 1994, $408.0 million in fiscal year 1995, and $368.5 million for fiscal year 1996.

         For fiscal year 1996, the following tax categories generated the following percentages of the state's $4,268.7 million total revenues (accrual basis): individual income taxes represented 54.3% of gross fiscal year 1996 receipts; sales, use, and other excise taxes represented 33.2% of gross fiscal year 1996 receipt; and corporate income taxes represented 4.8% of gross fiscal year 1996 receipts. For fiscal year 1997, general Fund revenues of approximately $4,645.8 million and appropriations of approximately $4,553.2 million are projected. The percentages of general Fund revenue generated by type of tax for fiscal year 1997 are not expected to be significantly different from fiscal year 1996 percentages.

         DEBT. Under its constitution, the state of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the state. However, certain agencies and instrumentalities of the state are authorized to issue bonds secured by revenues from specific projects and activities. The state enters into certain lease transactions which are subject to annual renewal at the option of the state. In addition, the state is authorized to issue short-term revenue.

         ANTICIPATION NOTES. Local government units in the state are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the state can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

         The major risks to a continued economic recovery in Colorado are reduced federal expenditures, particularly in the area of defense, cessation of large public works projects in the state, a drop in tourism caused by the lack of any state-sponsored advertising, and reduced commercial real estate values. Any of these potential events could adversely affect the Colorado economy and local governmental revenues. Additionally, on November 3, 1992, Colorado voters approved an amendment to the Colorado constitution which is commonly referred to as the taxpayer's bill of rights ("Tabor"). Tabor imposes various limits and new requirements on spending by the state of Colorado and all Colorado local governments (each of which is referred to in this section as a "governmental unit"). Any of the following, for example, now requires prior voter approval:
(i) any increase in a governmental unit's spending from one year to the next in excess of the rate of inflation plus a "growth factor," as defined in Tabor;
(ii) any increase in the real property tax revenues of a local governmental unit (not including the state) from one year to the next in excess of inflation plus the appropriate "growth factor"; (iii) any new tax, tax rate increase, mill levy increase, valuation for assessment ratio increase for a property class, extension of an expiring tax or tax policy change directly causing a net tax revenue gain; and (iv) except for refinancing bonded indebtedness at a lower interest rate or adding new employees to existing pension plans, creation of any multiple-fiscal year direct or indirect debt or other financial obligation whatsoever without adequate present cash reserves pledged irrevocably and held for payments in all future fiscal years. Tabor has already reduced the financial flexibility of all levels of Colorado government. In particular, governmental units dependent on taxes on residential property are being squeezed between Tabor requirements of voter approval for increased mill levies and an earlier state constitutional amendment which has had the effect of lowering the assessment rate on residential property from 21.0% to 10.36% over the past eight years.

         There can be no assurance that these, or other events, will not negatively affect the market value of the securities in the Fund or the ability of municipal entities to pay their debt obligations in a timely manner.

         Economic conditions in the state may have continuing effects on other governmental units within the state (including issuers or the Colorado obligations in the Fund), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

         ILLIQUID SECURITIES. It is the policy of the Funds that illiquid securities whose transfer is restricted by law (including certain securities unregistered under federal securities law) and other illiquid securities (including repurchase agreements of more than seven days' duration, variable and floating rate demand and master demand notes not requiring receipt of the principal note amount within seven days' notice and securities of foreign issuers that are not listed on a recognized domestic or foreign securities exchange) may not constitute, at the time of purchase or at any time, more than 15% of the value of the total net assets of the Fund in which they are held. Securities with restrictions on resale by that have a readily available market are not deemed illiquid for purposed of this limitation.

         The Funds have adopted a policy with respect to investments in illiquid securities. Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the securities act of 1933, as amended ("Securities Acts"), securities that are otherwise not readily marketable and repurchase agreements having a maturity of longer than seven days. Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Mutual funds do not typically hold a significant amount of these restricted or other illiquid securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a mutual fund might be unable to dispose of restricted or other illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A mutual fund might also have to register such restricted securities in order to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

         In recent years, however, a large institutional market has developed for certain securities that are not registered under the securities act, including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

         The Funds may also invest in restricted securities issued under Section 4(2) of the Securities Act, which exempts from registration "transactions by an issuer not involving any public offering." Section 4(2) instruments are restricted in the sense that they can only be resold through the issuing dealer and only to institutional investors; they cannot be resold to the general public without registration. Restricted securities issued under Section 4(2) of the securities act will be treated as liquid if determined to be liquid by the advisor pursuant to the procedures adopted by the board.

         The commission has adopted Rule 144a, which allows a broader institutional trading market for securities otherwise subject to restrictions on resale to the general public. Rule 144a establishes a "safe harbor" from the registration requirements of the Securities Act applicable to resales of certain securities to qualified institutional buyers. The adviser anticipates that the market for certain restricted securities such as institutional commercial paper will expand further as a result of this new regulation and the development of automated systems for the trading clearance and settlement of unregistered securities of domestic and foreign issuers, such as the portal system sponsored by the National Association of Securities Dealers, Inc. (the "NASD"). Consequently, it is the intent of the Fund to invest, pursuant to procedures established by the board of trustees and subject to applicable investment restrictions, in securities eligible for resale under Rule 144a which are determined to be liquid based upon the trading markets for the securities.

         The adviser will monitor the liquidity of restricted securities in the Funds' portfolio under the supervision of the trustees. In reaching liquidity decisions, the adviser will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security over the course of six months or as determined in the discretion of the adviser; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers over the course of six months or as determined in the discretion of the adviser, (3) dealer undertakings to make a market in the security; (4) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer), and (5) other factors, if any, which the adviser deems relevant. The adviser will also monitor the purchase of Rule 144a securities to assure that the total of all Rule 144a securities held by a Funds do not exceed 15% of the Fund's average daily net assets. Rule 144a securities which are determined to be liquid based upon their trading markets will not, however, be required to be included among the securities considered to be illiquid for purposes of Investment Restriction No. 3.


         ZERO COUPON SECURITIES (Bond Fund). The Fund may invest in "zero coupon" fixed income securities. These securities accrue interest at a specified rate, but do not pay interest in cash on a current basis. The Fund is required to distribute the income on these securities to Fund shareholders as the income accrues, even though the Fund is not receiving the income in cash on a current basis. Thus the Fund may have to sell other investments to obtain cash to make income distributions at times when the Adviser would not otherwise deem it advisable to do so. The market value of zero coupon securities is often more volatile than that of non-zero coupon fixed income securities of comparable quality and maturity.


                             INVESTMENT RESTRICTIONS

         The following restrictions restate or are in addition to those described under "Investment Restrictions" in the Prospectus.

         Each Fund, except as indicated, may not:

         (1) Invest more than 15% of the value of its net assets in investments which are illiquid (including repurchase agreements having maturities of more than seven calendar days, variable and floating rate demand and master demand notes not requiring receipt of principal note amount within seven days notice and securities of foreign issuers which are not listed on a recognized domestic or foreign securities exchange);

         (2) Borrow money or pledge, mortgage or hypothecate its assets, except that a Fund may enter into reverse repurchase agreements or borrow from banks up to 30% of the current value of its net assets for temporary or emergency purposes and those borrowings may be secured by the pledge of not more than 15% of the current value of such Fund's total net assets (but investments may not be purchased by a Fund while borrowings from banks exceed 5% of such Fund's net assets);

         (3) Issue senior securities, except insofar as a Fund may be deemed to have issued a senior security in connection with any repurchase agreement or any permitted borrowing;

         (4) Lend more than 30% in value of the Fund's securities, including investments in repurchase agreements, to broker-dealers or other financial organizations. All such loans will be collateralized by cash, U.S. Government obligations or other high-grade debt obligations that are maintained at all times in an amount equal to at least 102% of the current value of loaned securities;

         (5) Invest in companies for the purpose of exercising control or management;

         (6) Invest more than 10% of its net assets in shares of other investment companies;

         (7) Invest in real property or mortgage loans (including limited partnership interest but excluding real estate investment trusts and master limited partnerships), commodities, commodity contracts, or oil, gas and other mineral resource, exploration, development, lease or arbitrage transactions, provided that the Fund may invest in collateralized mortgage obligations;

         (8) Engage in the business of underwriting securities of other issuers, except to the extent that the disposal of an investment position may technically cause it to be considered an underwriter as that term is defined under the Securities Act of 1933;

         (9) Sell securities short, except to the extent that a Fund contemporaneously owns or has the right to acquire at no additional cost securities identical to those sold short;

         (10) Purchase securities on margin, except that a Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities;

         (11) Purchase or retain the securities of any issuer, if the individual officers and Trustees of the Funds, the Adviser or the Distributor, each owning beneficially more than 1/2 of 1% of the securities of such issuer, together own more than 5% of the securities of such issuer;

         (12) (Equity and Bond Funds Only) Purchase a security if, as a result, more than 25% of the value of its total assets would be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) this limitation shall not apply to obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities; (b) wholly-owned finance companies will be considered to be in the industries of their parents; and (c) utilities will be divided according to their services. For example, gas, gas transmission, electric and gas, electric, and telephone will each be considered a separate industry;

         (13) Invest more than 5% of its net assets in warrants which are unattached to securities, included within that amount no more than 2% of the value of the Fund's net asset, may be warrants which are not listed on the New York or American Stock Exchanges;

         (14) Write, purchase or sell puts, calls or combinations thereof, except that the equity and fixed income funds may purchase or sell puts and calls as otherwise described in the Prospectus or SAI; however, no Fund will invest more than 5% of its total assets in these classes of securities for purposes other than bona fide hedging;

         (15) Invest more than 5% of the current value of its total assets in the securities of companies which, including predecessors, have a record of less than three years' continuous operation;

          (16) Acquire the outstanding voting securities of any one issuer if, immediately after and as a result of such investment, the current market value of the holdings of the Fund in the securities of such issuer exceeds 10% of the market value of such issuers outstanding voting securities; or

          (17) Pledge more than 15% of its net assets to secure indebtedness; the purchase or sale of Securities on a "when-issued" basis is not deemed to be a pledge of assets.

         The Colorado Bond Fund will not make loans except that the Fund may invest in Colorado Obligations which it is permitted to buy. The Fund will not lend its portfolio securities.

         With respect to 75% of its assets, no Fund (except the Colorado Bond
Fund), will invest more than 5% of its total assets in the securities of any one issuer (except for U.S. Government securities). In addition, no Fund will purchase more than 10% of the outstanding voting securities of any one issuer.

         If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of a Fund's investments will not constitute a violation of such limitation, except that any borrowing by a Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days) and investments in illiquid securities which exceed 15% of net assets will be reduced as promptly as possible to adhere to such limitation. Otherwise, a Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund's assets.

                                   MANAGEMENT

TRUSTEES AND OFFICERS

         The principal occupations for the past five years of the Trustees and executive officers of the Trust are listed below. The address of each, unless otherwise indicated, is 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202. Trustees deemed to be "interested persons" of the Trust for purposes of the Investment Company Act of 1940, as amended, are indicated by an asterisk. All of the Trustees were elected at a Special Meeting of shareholders held March 21, 1997.


NAME                           (AGE)   PRINCIPAL OCCUPATION**
W. Robert Alexander*           (70)    Mr. Alexander, a member of the Board of Trustees since December 1993, is
Trustee, Chairman and                  the Chief Executive Officer of ALPS Mutual Funds Services, Inc. which
President                              provides administration and distribution services for proprietary mutual fund complexes.  Prior to co-founding ALPS, Mr. Alexander was Vice
                                       Chairman of First Interstate Bank of Denver, responsible for Trust,
                                       Private Banking, Retail Banking, Cash Management Services and
                                       Marketing.  Mr. Alexander is




                                       currently a member of the Board of Trustees of the Colorado Trust,
                                       Colorado's largest foundation as well as a Trustee of the Hunter and
                                       Hughes Trusts. Because of his affiliation with ALPS, Mr. Alexander is considered an "interested" Trustee of Financial Investors Trust.


Mary K. Anstine                 (57)   President/Chief Executive Officer, HealthONE, Denver, CO; Former Trustee
                                       Executive Vice President, First Interstate Bank of Denver.  Ms. Anstine
                                       is currently a Director of the Trust of Colorado, Trustee of the Denver
                                       Area Council of the Boy Scouts of America, a Director of the Junior
                                       Achievement Board and the Colorado Uplift Board, and a member of the
                                       Advisory Boards for the Girl Scouts Mile Hi Council and the Hospice of
                                       Metro Denver.  Formerly, Ms. Anstine served as a Director of ALPS from
                                       October 1995 to December 1996; Director of HealthONE; a member of the
                                       American Bankers Association Trust Executive Committee; and Director of
                                       the Center for Dispute Resolution.

Edward B. Crowder               (67)   Mr. Crowder currently operates a marketing concern with operations in
                                       Trustee the U.S. and Latin America.  He has previously engaged in business pursuits in the restaurant, oil and gas drilling, and real estate development industries.  Mr. Crowder is a former Director of
                                       Athletics and head football coach at the University of Colorado.

John R. Moran, Jr.              (68)   Mr. Moran is President of The Colorado Trust, a private foundation
                                       Trustee serving the health and hospital community in the State of
                                       Colorado.  An attorney, Mr. Moran was formerly a partner with the firm of Kutak Rock

----------
**Except as otherwise indicated, each individual has held the office shown or other offices in the same company for the last five years.

The following table contains relevant information concerning the Executive Officers of the Trust:


NAME                                       PRINCIPAL OCCUPATION**                           SINCE
H. David Lansdowne                         President and CEO of Tempest, Isenhart,          January 1998
Vice President (51)                        Chafee, Lansdowne and Associates.

Robert Alder                               Executive Vice President of Tempest, Isenhart,   January 1998
Vice President (56)                        Chafee, Lansdowne and Associates.

William Paston,                            Product Development Manager of ALPS Mutual       February 1994
Vice President and                         Funds Services, Inc.
Treasurer (42)                             Prior to joining ALPS, Mr. Paston was an
                                           associate with Lipper Analytical Services,
                                           coordinating that firm's



                                           marketing effort in the banking industry.

James V. Hyatt                             Mr. Hyatt is General Counsel of ALPS Mutual      April 1998
Secretary (47)                             Funds Services,Inc., the Administrator and
                                           Distributor. Prior to joining ALPS, Mr. Hyatt
                                           served as Senior Legal Counsel for FMR Corp.
                                           and Counsel to Fidelity Management Trust
                                           Company.

Jeremy May                                 Mr. May is a Director of Mutual Fund             October 1997
Assistant Treasurer (28)                   Operations at ALPS Mutual Funds Services,
                                           Inc., the Administrator and Distributor.
                                           Prior to joining ALPS, Mr. May was an auditor
                                           with Deloitte & Touche LLP in their Denver
                                           office.


------------
**Except as otherwise indicated, each individual has held the office shown or other offices in the same company in the same company for the last five years.

         Effective after the April 21, 1998 meeting of the Board, non-interested Trustees of the Trust will receive from the Trust an annual fee in the amount of $4,000 and $500 for attending each Board or committee meeting. Prior to this meeting, the non-interested Trustees received no annual fee and $1,000 for attending each Board meeting. The Trustees are reimbursed for all reasonable out-of-pocket expenses relating to attendance at meetings.


         For the Trust's fiscal year ended April 30, 1998, the non-interested Trustees were compensated as follows:


                                                         Pension or                                        Aggregate
                                                         Retirement                Estimated             Compensation
                                Aggregate                 Benefits                  Annual               From the Trust
                               Compensation              Accrued As                Benefits                and Fund
                                from the                 Part of Fund                Upon                Complex Paid
                                 Trust                    Expenses                Retirement              to Trustees

  Mary K. Anstine,              $4,000(1)                    $0                        $0                    $4,000
  Trustee
------------------------------------------------------------------------------------------------------------------------
  Edwin B. Crowder,             $4,000(1)                    $0                        $0                    $4,000
  Trustee
------------------------------------------------------------------------------------------------------------------------
  John R. Moran, Jr.,           $4,000(1)                    $0                        $0                    $4,000
  Trustee
------------------------------------------------------------------------------------------------------------------------

--------------
 (1) Member of the Audit Committee.

                                     ADVISER

         Tempest, Isenhart, Chafee, Landsdowne & Assoc. ("Tempest, Isenhart"), 1380 Lawrence Street, Suite 1050, Denver, Colorado, acts as the investment adviser to the Funds. Tempest, Isenhart manages the investment and reinvestment of the assets of the Funds and continuously reviews, supervises and administers the Funds' investments. The Adviser is responsible for placing orders for the purchase and sale of each Fund's investments directly with brokers and dealers selected by it in its discretion.

         The Investment Advisory contract ("Advisory Agreement") for the Funds became effective on February 20, 1998. Each Advisory Agreement will continue in effect for a two-year period and thereafter from year to year so long as such continuance is approved annually by a majority of the Funds' Trustees who are not parties to the Advisory Agreements or interested persons of any such party, and by either a majority of the outstanding voting shares or the Trustees of the Funds. Each Advisory Agreement: (i) may be terminated without the payment of any penalty by the Fund Tempest, Isenhart on 60 days' written notice; (ii) terminates automatically in the event of its assignment; and (iii) generally, may not be amended without the approval by vote of a majority of the outstanding voting securities of such Fund.

         The Agreements provide that the investment adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with its performance of services pursuant to the Advisory Agreement, except loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the investment adviser in the performance of its obligations under the Advisory Agreement.

                           DISTRIBUTION OF FUND SHARES

         Shares of the Funds are offered on a continuous basis through ALPS Mutual Funds Services, Inc. ("ALPS") as Sponsor and Distributor of the Funds. ALPS also serves as administrator and distributor of other mutual funds. As distributor, ALPS acts as the Funds' agent to underwrite, sell and distribute shares in a continuous offering.

          ADMINISTRATOR, TRANSFER AGENT, BOOKKEEPING AND PRICING AGENT

         Pursuant to an Administration Contract, ALPS acts as Administrator for the Funds. ALPS provides management and administrative services necessary for the operation of the Funds, including among other things, (i) preparation of shareholder reports and communications, (ii) regulatory compliance, such as reports to and filings with the Securities and Exchange Commission ("SEC") and state securities commissions and (iii) general supervision of the operation of the Funds, including coordination of the services performed by the Funds' Adviser, custodian, independent accountants, legal counsel and others. In addition, ALPS furnishes office space and facilities required for conducting the business of the Funds and pays the compensation of the Funds' officers, employees and Trustees affiliated with ALPS.

         The Administration Agreements for the Bond Fund, Equity Fund and Colorado Bond Fund were approved by the Board of Trustees, including a majority of the Trustees who are not parties to the Contracts or interested persons of such parties, at its meeting held on January 20, 1998. At any time, each Administration Agreement is terminable with respect to a Fund without penalty, at any time, by vote of a majority of the Trustees who are not "interested persons" of the Funds and who have no direct or indirect financial interest in the Administration Agreement upon not more than 60 days written notice to ALPS or by vote of the holders of a majority of the shares of the Fund involved, or, upon 60 days notice, by ALPS.

                                FEES AND EXPENSES

         As compensation for advisory, management ad administrative services, the Adviser and ALPS (the "Administrator") are paid a monthly fee at the following annual rates:


                                                ADVISORY FEE             ADMINISTRATIVE FEE
                                                ------------             ------------------
Aristata Quality Bond Fund                          0. 50%                   0.20%*

Aristata Equity Fund                                0.85%                    0.20%*


Aristata Colorado Quality                           0.50%                    0.20%*
Tax-Exempt Fund


* Subject to minimum annual fee of $90,000, $180,000 and $60,000 for the Bond Fund, Equity Fund and Colorado Bond Fund, respectively.

         During the fiscal period from March 2, 1998 (the inception date for each Fund) and April 30, 1998, the Adviser and ALPS were compensated by each fund as follows:


                                           Adviser                               Administrator
                                           -------                               -------------
Aristata Quality Bond Fund                  $47,180                                 $18,872

Aristata Equity Fund                       $141,096                                 $33,199

Colorado Quality Tax-Exempt Fund            $19,665                                 $9,863


During the fiscal period April 30, 1998, the Adviser waived fees in the amount of $17,002, $37,555 and $18,406 for the Bond, Equity and Colorado Bond Funds, respectively.


                        DETERMINATION OF NET ASSET VALUE

         As indicated under "Fund Share Valuation" in the Prospectus, each Fund's net asset value per share for the purpose of pricing purchase and redemption orders is determined at 4:00 p.m. (Eastern time) on each day the New York Stock Exchange is open for trading with the exception of certain bank holidays. The Funds will be closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

                 ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

         Payment for shares may, in the discretion of the Adviser, be made in the form of securities that are permissible investments for the Funds as described in the Prospectus. For further information about this form of payment please contact ALPS. In connection with an in-kind securities payment, a Fund will require, among other things, that the securities be valued on the day of purchase in accordance with the pricing methods used by the Fund and that the Fund receive satisfactory assurances that (i) it will have good and marketable title to the securities received by it; (2) the securities are in proper form for transfer to the Fund; and (3) adequate information will be provided concerning the basis and other matters relating to the securities.

         Under the 1940 Act, a Fund may suspend the right of redemption or postpone the date of payment upon redemption for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings), or during which trading on said Exchange is restricted, or during which (as determined by the SEC by rule or regulation) an emergency exists as a result of which disposal or valuation of portfolio securities is not reasonably practicable, or for such other periods as the SEC may permit. (A Fund may also suspend or postpone the recordation of the transfer of its shares upon the occurrence of any of the foregoing conditions.)

         The Funds may suspend redemption rights or postpone redemption payments (as well as suspend the recordation of the transfer of shares) for such periods as are permitted under the 1940 Act. The Funds may also redeem shares involuntarily or make payment for redemption in securities or other property if it appears appropriate to do so in light of the Funds' responsibilities under the 1940 Act.

         In addition, the Funds may redeem shares involuntarily to reimburse a Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder.

         All redemptions of shares of the Funds will be made in cash, except that the commitment to redeem shares in cash extends only to redemption requests made by each shareholder of a Fund during any 90-day period of up to the lesser of $250,000 or 1% of the net asset value of that Fund at the beginning of such period. This commitment is irrevocable without the prior approval of the SEC and is a fundamental policy of the Funds that may not be changed without shareholder approval. In the case of redemption requests by shareholders in excess of such amounts, the Board of Trustees reserves the right to have the Funds make payment, in whole or in part, in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of a Fund to the detriment of its existing shareholders. In this event, the securities would be valued in the same manner as the securities of that Fund are valued. If the recipient were to sell such securities, he or she may incur brokerage or other transactional charges.


                             PORTFOLIO TRANSACTIONS

         Investment decisions for the Funds and for the other investment advisory clients of the Adviser are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that two or more clients simultaneously purchase or sell the same security, in which event each day's transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in the Adviser's opinion is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.

         The Funds have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to policies established by the Funds' Board of Trustees, the Adviser is primarily responsible for portfolio decisions and the placing of portfolio transactions. In placing orders, it is the policy of the Funds to obtain the best results taking into account the broker-dealer's general execution and operational facilities, the type of transaction involved and other factors such as the dealer's risk in positioning the securities. While the Adviser generally seeks reasonably competitive spreads or commissions, the Funds will not necessarily be paying the lowest spread or commission available. The reasonableness of such spreads or brokerage commissions will be evaluated by comparing spreads or commissions among brokers or dealers in consideration of the factors listed immediately above and research services described below.

         Purchases and sales of securities will often be principal transactions in the case of debt securities and equity securities traded otherwise than on an exchange. The purchase or sale of equity securities will frequently involve the payment of a commission to a broker-dealer who effects the transaction on behalf of a Fund. Debt securities normally will be purchased or sold from or to issuers directly or to dealers serving as market makers for the securities at a net price. Under the 1940 Act, persons affiliated with the Funds or the Sponsor are prohibited from dealing with the Funds as a principal in the purchase and sale of securities except in limited situations permitted by SEC regulations, unless a permissive order allowing such transactions is obtained from the SEC.

         The Adviser may, in circumstances in which two or more broker-dealers are in a position to offer comparable results, give preference to a dealer which has provided statistical or other research services to the Adviser. By allocating transactions in this manner, the Adviser is able to supplement its research and analysis with the views and information of securities firms. These items, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities and recommendations as to the purchase and sale of securities. Some of these services are of value to the Adviser in advising various of its clients (including the Funds), although not all of these services are necessarily useful and of value in managing the Funds. The management fee paid by the Funds is not reduced because the Adviser and its affiliates receive such services.

         As permitted by Section 28(e) of the Securities Exchange Act of 1934 (the "Act"), the Adviser may cause the Funds to pay a broker-dealer which provides "brokerage and research services" (as defined in the Act) to the Adviser an amount of disclosed commission for effecting a securities transaction for the Funds in excess of the commission which another broker-dealer would have charged for effecting that transaction.

         Consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and subject to seeking the most favorable price and execution available and such other policies as the Trustees may determine, the Adviser may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute portfolio transactions for the Funds.


                               PORTFOLIO TURNOVER

         Changes may be made in the portfolio consistent with the investment objectives and policies of the Funds whenever such changes are believed to be in the best interests of the Funds and their shareholders. Portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for the period and dividing it by the monthly average of the market value of such securities during the period.

         The Adviser has employed and will continue to use a stock selection style based on fundamental research analysis and techniques which focuses on the long-term business, industry, and economic cycle. This long-term cyclical view typically results in a low turnover strategy. Because of this long-term investment perspective and the desire to minimize net short-term capital gains, the Funds generally will not engage in the trading of securities for the purposes of realizing short-term profits. Short-term realized capital gains cannot be eliminated, however, as certain market conditions may, in the Adviser's best judgment, warrant realizing such gains.


         For purposes of this calculation, portfolio securities exclude all securities having a maturity when purchased of one year or less. The Funds' annualized portfolio turnover rates for the fiscal period from March 2, 1998 to April 30, 1998 were 11.44%, 14.20% and 17.64% for the Bond, Equity and Colorado Bond Funds, respectively.

                                    TAXATION

         The Funds intend to continue to qualify to be treated as regulated investment companies for each taxable year pursuant to the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a regulated investment company, a Fund must (a) distribute to shareholders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses); (b) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies; and (c) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of the Fund's assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities or the securities of other regulated investment companies). In addition, a Fund earning tax-exempt interest must, in each year, distribute at least 90% of its net tax-exempt income. By meeting these requirements, the Funds generally will not be subject to Federal income tax on its investment company taxable income and net capital gains which are distributed to shareholders. If the Funds do not meet all of these Code requirements, they will be taxed as ordinary corporations and their distributions will be taxed to shareholders as ordinary income.

         Amounts, other than tax-exempt interest, not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, each Fund must distribute for each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (excluding any capital gains or losses) for the calendar year, (2) at least 98% of the excess of its capital gains over capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of such year, and ( 3) all ordinary income and capital gain net income (adjusted for certain ordinary losses) for previous years that were not distributed during such years. A distribution, including an "exempt-interest dividend," will be treated as paid on December 31, of a calendar year if it is declared by a Fund during October, November or December of that year to shareholders of record on a date in such a month and paid by the Fund during January of the following year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

         Some Funds may invest in stocks of foreign companies that are classified under the Code as passive foreign investment companies ("PFICs"). In general, a foreign company is classified as a PFIC under the Code if at least one-half of its assets constitutes investment-type assets or 75% or more of its gross income is investment-type income. Under the PFIC rules, an "excess distribution" received with respect to PFIC stock is treated as having been realized ratably over the period during which the Fund held the PFIC stock. A Fund itself will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund's holding period in prior taxable years (and an interest factor will be added to the tax, as if the tax had actually been payable in such prior taxable years) even though the Fund distributes the corresponding income to shareholders. Excess distributions include any gain from the sale of PFIC stock as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

         A Fund may be able to elect alternative tax treatment with respect to PFIC stock. Under an election that currently may be available, a Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. In addition, other elections may become available that would affect the tax treatment of PFIC stock held by a Fund. Each Fund's intention to qualify annually as a regulated investment company may limit its elections with respect to PFIC stock.

         Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC stock, as well as subject a Fund itself to tax on certain income from PFIC stock, the amount that must be distributed to shareholders and that will be taxed to shareholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a Fund that did not invest in PFIC stock. Investors should consult their own tax advisors in this regard.

         Distributions of investment company taxable income generally are taxable to shareholders as ordinary income. Distributions from certain of the Funds may be eligible for the dividends-received deduction available to corporations. To the extent dividends received by a Fund are attributable to foreign corporations, a corporation that owns shares will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations. Proposed legislation, if enacted, would reduce the dividends-received deduction from 70 to 50 percent.

         Distributions of net long-term capital gains, if any, designated by the Funds as long- term capital gain dividends are taxable to shareholders as long-term capital gain, regardless of the length of time the Funds' shares have been held by a shareholder. All distributions are taxable to the shareholder in the same manner whether reinvested in additional shares or received in cash. Shareholders will be notified annually as to the Federal tax status of distributions.

         Distributions by a Fund reduce the net asset value of the Fund's shares. Should a distribution reduce the net asset value below a shareholder's cost basis, such distribution, nevertheless, would be taxable to the shareholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital. In particular, investors should be careful to consider the tax implications of buying shares just prior to a distribution by the Funds. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will receive a distribution which nevertheless generally will be taxable to them.

         Upon the taxable disposition (including a sale or redemption) of shares of a Fund, a shareholder may realize a gain or loss depending upon his basis in his shares. Such gain or loss generally will be treated as capital gain or loss if the shares are capital assets in the shareholders' hands. Such gain or loss will be long-term or short-term, generally depending upon the shareholder's holding period for the shares. However, a loss realized by a shareholder on the disposition of Fund shares with respect to which capital gain dividends have been paid will, to the extent of such capital gain dividends, be treated as long-term capital loss if such shares have been held by the shareholder for six months or less. A loss realized on the redemption, sale or exchange of Fund shares will be disallowed to the extent an exempt interest dividend was received with respect to those shares if the shares have been held by the shareholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the shares disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Shareholders receiving distributions in the form of additional shares will have a cost basis for Federal income tax purposes in each share received equal to the net asset value of a share of the Funds on the reinvestment date.

         The taxation of equity options is governed by Code section 1234. Pursuant to Code section 1234, the premium received by a Fund for selling a put or call option is not included in income at the time of receipt. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss. If a call option written by a Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of such security and any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term depending upon the holding period of the security. With respect to a put or call option that is purchased by a Fund, if the option is sold any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term, depending upon the holding period of the option. If the option expires, the resulting loss is a capital loss and is long-term or short-term, depending upon the holding period of the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss.

         Certain of the options, futures contracts, and forward foreign currency exchange contracts that several of the Funds may invest in are so-called "section 1256 contracts." With certain exceptions, gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses ("60/40"). Also, section 1256 contracts held by a Fund at the end of a taxable year (and, generally, for purposes of the 4% excise tax, on October 31 of each year) are "marked-to market" with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as 60/40 gain or loss. Investors should consult their own tax advisors in this regard.

         Generally, the hedging transactions undertaken by a Fund may result in "straddles" for Federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by a Fund. In addition, losses realized by a Fund on a position that is part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which such losses are realized. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences to a Fund of hedging transactions are not entirely clear. Hedging transactions may increase the amount of short-term capital gain realized by a Fund which is taxed as ordinary income when distributed to stockholders.

         A Fund may make one or more of the elections available under the Code which are applicable to straddles. If a Fund makes any of the elections, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under the rules according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

         Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders and which will be taxed to shareholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a Fund that did not engage in such hedging transactions. Investors should consult their own tax advisors in this regard.

         Certain requirements that must be met under the Code in order for a Fund to qualify as a regulated investment company, may limit the extent to which a Fund will be able to engage in transactions in options, futures, and forward contracts.

         Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time a Fund accrues interest, dividends or other receivables, or accrues expenses or other liabilities denominated in a foreign currency, and the time the Fund actually collects such receivables, or pays such liabilities, generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain options and forward and futures contracts, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains or losses, referred to under the Code as "section 988" gains or losses, may increase, decrease, or eliminate the amount of a Fund's investment company taxable income to be distributed to its shareholders as ordinary income. Investors should consult their own tax advisors in this regard.

         Income received by a Fund from sources within foreign countries may be subject to withholding and other similar income taxes imposed by the foreign country. If more than 50% of the value of a Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible and intends to elect to "pass-through" to its shareholders the amount of such foreign taxes paid by the Fund. Pursuant to this election, a shareholder would be required to include in gross income (in addition to taxable dividends actually received) his pro rata share of the foreign taxes paid by a Fund and would be entitled either to deduct his pro rata share of foreign taxes in computing his taxable income or to use it as a foreign tax credit against his U.S. Federal income tax liability, subject to limitations. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions, but such a shareholder may be eligible to claim the foreign tax credit (see below). Each shareholder will be notified within 60 days after the close of a Fund's taxable year whether the foreign taxes paid by a Fund will "pass-through" for that year and, if so, such notification will designate (a) the shareholder's portion of the foreign taxes paid to each such country, and (b) the portion of the dividend which represents income derived from foreign sources.

         Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his total foreign source taxable income. For this purpose, if a Fund makes the election described in the preceding paragraph, the source of the Fund's income flows through to its shareholders. With respect to a Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuations gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables, will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income (as defined for purposes of the foreign tax credit) including foreign source passive income of a Fund. The foreign tax credit may offset only 90% of the alternative minimum tax imposed on corporations and individuals, and foreign taxes generally may not be deducted in computing alternative minimum taxable income.

         The Funds are required to report to the Internal Revenue Service ("IRS") all distributions except in the case of certain exempt shareholders. All such distributions generally are subject to withholding of Federal income tax at a rate of 31% ("backup withholding") in the case of non-exempt shareholders if
(1) the shareholder fails to furnish the Funds with and to certify the shareholder's correct taxpayer identification number or social security number,
(2) the IRS notifies the Funds or a shareholder that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify that he is not subject to backup withholding. If the withholding provisions are applicable, any such distributions, whether reinvested in additional shares or taken in cash, will be reduced by the amounts required to be withheld. Backup withholding is not an additional tax. Any amount withheld may be credited against the shareholder's U.S. Federal income tax liability. Investors may wish to consult their tax advisers about the applicability of the backup withholding provisions.

         The foregoing discussion relates only to Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. corporations, partnerships, trusts and estates). Distributions by the Funds also may be subject to state and local taxes and their treatment under state and local income tax laws may differ from Federal income tax treatment. Distributions of a Fund which are derived from interest on obligations of the U.S. Government and certain of its agencies and instrumentalities may be exempt from state and local income taxes in certain states. Shareholders should consult their tax advisers with respect to particular questions of Federal, state and local taxation. Shareholders who are not U.S. persons should consult their tax advisers regarding U.S. and foreign tax consequences of ownership of shares of the Funds including the likelihood that distributions to them would be subject to withholding of U.S. tax at a rate of 30% (or at a lower rate under a tax treaty).

         THE COLORADO BOND FUND. The Fund intends to manage its portfolio so that it will be eligible to pay "exempt-interest dividends" to shareholders. The Fund will so qualify if, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of state, municipal, and certain other securities, the interest on which is exempt from the regular Federal income tax. To the extent that the Fund's dividends distributed to shareholders are derived from such interest income and are designated as exempt-interest dividends by the Fund, they will be excludable from a shareholder's gross income for Federal income tax purposes. Exempt-interest dividends, however, must be taken into account by shareholders in determining whether their total incomes are large enough to result in taxation of up to 85% of their Social Security benefits and certain railroad retirement benefits. The Fund will inform shareholders annually as to the portion of the distributions from the Fund which constitute exempt-interest dividends. In addition, for corporate shareholders of each Fund, exempt-interest dividends may comprise part or all of an adjustment to alternative minimum taxable income. Exempt-interest dividends that are attributable to certain private activity bonds, while not subject to the regular Federal income tax, may constitute an item of tax preference for purposes of the alternative minimum tax.

         Individuals, trusts, estates, and corporations who are holders of shares of the Colorado Bond Fund and who are subject to Colorado income tax will not be subject to Colorado tax on distributions from the Colorado Bond Fund to the extent that such distributions qualify as either (1) exempt interest dividends of a regulated investment company under Section 852(b)(5) of the Code, which are derived from interest on tax-exempt obligations of the State of Colorado or any of its political subdivisions; or (2) distributions derived from interest on obligations of the United States or its possessions included in federal adjusted gross income.

         To the extent that distributions on shares of the Fund are attributable to sources of income not described in the preceding sentences, including capital gains, such distributions will not be exempt from Colorado income tax.

         There are no municipal income taxes in Colorado. As intangibles, shares in the Colorado Bond Fund will be exempt from Colorado property taxes.

         Changes in the tax law, including provisions relating to tax-exempt income, frequently come under consideration. If such changes are enacted, the tax consequences arising from an investment in the Colorado Bond Fund may be affected. Since the Funds do not undertake to furnish tax advice, it is important for shareholders to consult their tax advisers regularly about the tax consequences to them of investing in one or more of the Funds.

                                OTHER INFORMATION

                                 CAPITALIZATION

         The Trust is a Delaware business trust established under a Declaration of Trust dated November 30, 1993 and currently consists of five separately managed portfolios, three of which are discussed in this SAI.

         The capitalization of the Funds consists solely of an unlimited number of shares of beneficial interest with no par value. The Board of Trustees may establish additional Funds (with different investment objectives and fundamental policies) at any time in the future. Establishment and offering of additional Funds will not alter the rights of the shareholders. When issued, shares are fully paid, non-assessable, redeemable and freely transferable. Shares do not have preemptive rights or subscription rights. In any liquidation of a Fund, each shareholder is entitled to receive his pro rata share of the net assets of that Fund.

         In the event of a liquidation or dissolution of the Funds or an individual Fund, shareholders of a particular Fund would be entitled to receive the assets available for distribution belonging to such Fund, and a proportionate distribution, based upon the relative net asset values of the respective Funds, of any general assets not belonging to any particular Fund which are available for distribution. Shareholders of a Fund are entitled to participate in the net distributable assets of the particular Fund involved in liquidation, based on the number of shares of the Fund that are held by each shareholder.

                                  VOTING RIGHTS

         Under the Declaration of Trust, the Funds are not required to hold annual meetings of each Fund's shareholders to elect Trustees or for other purposes. It is not anticipated that the Funds will hold shareholders' meetings unless required by law or the Declaration of Trust. In this regard, the Trust will be required to hold a meeting to elect Trustees to fill any existing vacancies on the Board if, at any time, fewer than a majority of the Trustees have been elected by the shareholders of the Funds. In addition, the Declaration of Trust provides that the holders of not less than two-thirds of the outstanding shares of the Funds may remove persons serving as Trustee either by declaration in writing or at a meeting called for such purpose. The Trustees are required to call a meeting for the purpose of considering the removal of persons serving as Trustee if requested in writing to do so by the holders of not less than 10% of the outstanding shares of the Funds. To the extent required by applicable law, the Trustees shall assist shareholders who seek to remove any person serving as Trustee.

         The Funds' shares do not have cumulative voting rights, so that the holders of more than 50% of the outstanding shares may elect the entire Board of Trustees, in which case the holders of the remaining shares would not be able to elect any Trustees.

         Shareholders of all of the Funds, as well as those of any other investment portfolio now or hereafter offered by the Fund, will vote together in the aggregate and not separately on a Fund-by-Fund basis, except as otherwise required by law or when permitted by the Board of Trustees. Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Funds shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Fund affected by the matter. A Fund is affected by a matter unless it is clear that the interests of each Fund in the matter are substantially identical or that the matter does not affect any interest of the Fund. Under the Rule, the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding shares of such Fund. However, the Rule also provides that the ratification of the appointment of independent auditors, the approval of principal underwriting contracts and the election of trustees may be effectively acted upon by shareholders of the Funds voting together in the aggregate without regard to a particular Fund.

     As of July 31, 1998, the following shareholders owned 5% or more of the outstanding shares of the Funds as listed below:

                                                               PERCENTAGE
FUND                                                            INTEREST
--------------------------------------------------------------------------------
EQUITY FUND

Colorado State Bank & Trust                                      96.05%
Attn: Trust Department
1600 Broadway
Denver, CO 80202


                                       32

BOND FUND

Colorado State Bank & Trust                                      97.88%
Attn: Trust Department
1600 Broadway
Denver, CO 80202


COLORADO BOND FUND

Colorado State Bank & Trust                                      90.73%
Attn: Trust Department
1600 Broadway
Denver, CO 80202

                          CUSTODIAN AND TRANSFER AGENT

         Fifth Third Bank has been appointed as the Funds' custodian. Pursuant to a Custodian Agreement, Fifth Third Bank is responsible for holding the Funds' cash and portfolio securities.

         ALPS has been appointed as Transfer Agent for the Funds and will perform dividend disbursing and transfer agency-related services for the Funds.

                        YIELD AND PERFORMANCE INFORMATION

         The Funds may, from time to time, include their yields, effective yields, tax equivalent yields and average annual total returns in advertisements or reports to shareholders or prospective investors.

         Quotations of yield for the Funds will be based on the investment income per share earned during a particular 30-day period, less expenses accrued during a period ("net investment income") and will be computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

         YIELD=2[(a-b+1 )(6)-1]
               ----------------
                      cd


         where a = dividends and interest earned during the period, b = expenses accrued for the period (net of any reimbursements), c = the average daily number of shares outstanding during the period that were entitled to receive dividends, and d = the maximum offering price per share on the last day of the period. As of April 30, 1998 the 30 day SEC yields for the Bond and Colorado Bond Funds were 5.40% and 3.94% including fee waivers and reimbursements and 5.21% and 3.46% without fee waivers and reimbursements, respectively.


         Quotations of tax-equivalent yield for the Bond Fund will be calculated by: (a) dividing the portion of the Fund's yield that is exempt from both federal and California state income taxes by one minus a stated combined federal and state income tax rate; (b) dividing the portion of the Fund's yield that is exempt from federal income tax only by one minus a stated federal income tax rate, and (c) adding the figures resulting from (a) and (b) above to that portion, if any, of the Fund's yield that is not exempt from federal income tax.

         Quotations of average annual total return will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Fund over periods of 1, 5 and 10 years (up to the life of the Fund), calculated pursuant to the following formula:

         P(l+T)(n)=ERV


         (where P = a hypothetical initial payment of $1,000, T= the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures will reflect a proportional share of Fund expenses (net of certain reimbursed expenses) on an annual basis, and will assume that all dividends and distributions are reinvested when paid. As of April 30, 1998, the total return since inception (3/2/98) was 0.69%, 4.54% and 0.22% for the Bond, Equity and Colorado Bond Funds, respectively.


         Quotations of yield and total return will reflect only the performance of a hypothetical investment in the Funds during the particular time period shown. Yield and total return for the Funds will vary based on changes in the market conditions and the level of a Fund's expenses, and no reported performance figure should be considered an indication of performance which may be expected in the future.

         In connection with communicating its yields or total return to current or prospective shareholders, the Funds also may compare these figures to the performance of other mutual funds tracked by mutual fund rating services or to other unmanaged indices which may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

         Performance information for the Funds may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, or other unmanaged indices so that investors may compare the Funds' results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of mutual funds tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank mutual funds on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

         TAX EQUIVALENT YIELD CALCULATIONS - COLORADO QUALITY BOND FUND

         The Colorado Bond Fund's "tax-equivalent" yield is computed by: (a) dividing the portion of the Fund's yield that is exempt from both federal and Colorado state income taxes by one minus a stated combined federal and state income tax rate; (b) dividing the portion of the Fund's yield that is exempt from federal income tax be one minus a stated federal income tax rate, and (c) adding the figures resulting from (a) and (b) above to that portion, if any, of the Fund's yield that is not exempt from federal income tax.

         Tax-Equivalent Yield is based upon the combined state and federal tax rate assumptions of 33% (assuming a 28% federal tax rate and a 5% Colorado tax rate) for the Colorado Quality Bond Fund.


         The following table shows how to translate the yield of an investment that is exempt from both Federal and Colorado personal income taxes into a taxable equivalent yield for the 1997 taxable year. The last four columns of the table show approximately how much a taxable investment would have to yield in order to generate an after-tax (Federal and Colorado) yield of 2%, 3%, 4%, 5% and 6%. For example, the table shows that a married taxpayer filing a joint return with taxable income of $50,000 would have to earn a yield of approximately 10.23% before Federal and Colorado personal income taxes in order to earn a yield after such taxes of 7%.

                    1997 Tax Rates and Tax-Equivalent Yields


                                             Federal Tax     Individual tax exempt yield:
                   Taxable Income*            Bracket**
                                                           2%        3%        4%        5%        6%
Single Return           Joint Return                       Taxable equivalent yield:
$   --     $ 24,650   $   --     $ 41,200    $   15.0%     2.35%     3.53%    4.71%     5.88%      7.06%
$ 24,651   $ 59,750   $ 41,201   $ 99,600        28.0%     2.78%     4.17%    5.56%     6.94%      8.33%
$ 59,751   $124,650   $ 99,601   $151,750        31.0%     2.90%     4.35%    5.80%     7.25%      8.70%
$124,651   $271,050   $151,751   $271,050        36.0%     3.13%     4.69%    6.25%     7.81%      9.38%
$271,051      above   $271,051      above        39.6%     3.31%     4.97%    6.62%     8.28%      9.93%


* Taxable income (gross income after all exemptions, adjustments, and deductions) based on 1997 tax rates.

** Excludes the impact of the phaseout of personal exemptions, limitation on itemized deductions, and other credits, exclusions, and adjustments which may raise a taxpayer's marginal tax rate. An increase in a shareholder's marginal tax rate would increase that shareholder's tax-equivalent yield.

Colorado individual income tax is levied at a flat rate of 5%


                             Effective
                             Combined
Federal        Colorado      Federal &
Tax Rate       Tax Rate      Tax Rate

    15.0%          5.0%         19.25%
    28.0%          5.0%         31.60%
    31.0%          5.0%         34.45%
    36.0%          5.0%         39.20%
    39.6%          5.0%         42.62%


When your effective combined federal and Colorado state tax rate is:

                          19.25%     31.60%     34.45%     39.20%     42.62%

Then your tax-equivalent yield is:

Tax-Equivalent Yield*


   2.0%     2.48%    2.92%    3.05%    3.29%    3.49%
   3.0%     3.72%    4.39%    4.58%    4.93%    5.23%
   4.0%     4.95%    5.85%    6.10%    6.58%    6.97%
   5.0%     6.19%    7.31%    7.63%    8.22%    8.71%
   6.0%     7.43%    8.77%    9.15%    9.87%   10.46%
   7.0%     8.67%   10.23%   10.68%   11.51%   12.20%
   8.0%     9.91%   11.70%   12.20%   13.16%   13.94%


   * The Portfolio may invest a portion of its assets in obligations that are subject to state or federal income tax. When the Portfolio invests in these obligations, its tax- equivalent yield will be lower. In the table above, tax-equivalent yields are calculated assuming investments are 100% federally and state tax-free.

                             INDEPENDENT ACCOUNTANTS

         Deloitte & Touche LLP serves as the independent accountants for the Funds. Deloitte & Touche provides audit services, tax return preparation and assistance and consultation in connection with review of SEC filings. Deloitte & Touche's address is 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202.

                             REGISTRATION STATEMENT

         This SAI and the Prospectus do not contain all the information included in the Funds' Registration Statement filed with the SEC under the Securities Act of 1933 with respect to the securities offered hereby, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The Registration Statement, including the exhibits filed therewith, may be examined at the office of the SEC in Washington, D.C.

         Statements contained herein and in the Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                              FINANCIAL STATEMENTS

         The financial statements appearing in the most current fiscal year Annual Report to shareholders and the report thereon of the independent accountants appearing therein, namely D&T, are incorporated by reference in this Statement of Additional Information and are included in reliance upon such report and on the authority of such firm as experts in auditing and accounting. The Annual Report to shareholders which contains the referenced statements, is available upon request and without charge.

                                    APPENDIX

                           KEY TO MOODY'S BOND RATINGS

Aaa Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most likely to impair the fundamentally strong position of such issues.

Aa Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment some time in the future.

Baa Bonds that are rated Baa are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Ba Bonds that are rated Ba are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

B Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

                           KEY TO S & P'S BOND RATINGS

AAA Debt rated "AAA" has the highest rating assigned by Standard & Poor's Capacity to pay interest and repay principal is extremely strong.


AA Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB" rating.

B Debt rated "B" has greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB-" rating.

CCC Debt rated "CCC" has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

CC The rating "CC" typically is applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

C The rating "C" typically is applied to debt subordinated to senior debt which is assigned an actual or implied "CCC" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI The rating "CI" is reserved for income bonds on which no interest is being paid.

D Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

                            PART C. OTHER INFORMATION


Item 24.            Financial Statements and Exhibits

                     (a) Financial Statements for the fiscal year ended April 30, 1998 are incorporated by reference to the Trust's Annual Report on Form N-30D dated April 30, 1998.


                     (b)     Exhibits

                          *  (1)  (a)       Trust Instrument.

                          *  (1)  (b)       Revised Trust Instrument.

                          *  (2)  (a)       By-Laws of Registrant.

                          *  (2)  (b)       Revised By-Laws of Registrant.

                             (3)            None.

                             (4)            None.

                          *  (5)  (a)       Investment Advisory Contract between Registrant and GE Investment Management,
                                            Incorporated with respect to the U.S. Treasury Money Market Fund.

                          *  (5)  (b)       Investment Advisory Contract between Registrant and GE Investment Management,
                                            Incorporated with respect to the U.S. Government Money Market Fund.

                         **  (5)  (c)       Investment Advisory Contract between Registrant and Tempest, Isenhart, Chafee, Lansdowne
                                            & Associates, Inc. with respect to the Aristata Equity Fund.

                         **  (5)  (d)       Investment Advisory Contract between Registrant and Tempest, Isenhart, Chafee, Lansdowne
                                            & Associates, Inc. with respect to the Aristata Quality Bond Fund.

                         **  (5)  (e)       Investment Advisory Contract between Registrant and Tempest, Isenhart, Chafee, Lansdowne
                                            & Associates, Inc. with respect to the Aristata Colorado Quality Tax-Exempt Fund.


                         **  (5)  (f)       Investment Advisory Contract between Registrant and GE Investment Management,
                                            Incorporated with respect to the Prime Money Market Fund.
                         **  (6)  (a)       Distribution Agreement between Registrant and
                                            ALPS Mutual Funds Services, Inc.

                         **       (b)       Amended and restated Administration Agreement between Registrant and ALPS Mutual Funds
                                            Services, Inc.

                             (7)            None.

                          *  (8)  (a)       Custodian Contract between Registrant and State Street Bank and Trust Company.

                          *  (8)  (b)       Custodian Contract between Registrant and Fifth Third Bank.

                        **   (9)  (a)       Transfer Agency and Service Agreement between Registrant and ALPS Mutual Funds Services,
                                            Inc.

                         **  (9)  (c)       Bookkeeping and Pricing Agreement between Registrant and ALPS Mutual Funds Services,
                                            Inc.

                             (10)           None.

                             (11)           None.

                             (12)           None.

                        ***  (13)           Subscription Agreement.

                             (14)           None.

                             (15)           None.

                          *  (16)           Schedule of Computation of Performance Calculations.

                       ****  (17)           Financial Data Schedules.


                             (18) None

                      ****   (99.B10)       Opinion and Consent of Davis, Graham & Stubbs LLP, counsel to Registrant.

                      ****   (99.B11)       Consent of Independent Public Accountants.

                    Other Exhibits

                       *       (a)       Power of Attorney dated April 15, 1997.

     * Filed with Post-Effective Amendment No. 7 to Registrant's Registration Statement on August 28, 1997.

     ** Filed with Post-Effective Amendment No. 10 to Registrant's Registration Statement on June 12, 1998

     *** Filed with Post-Effective Amendment No. 5 to Registrant's Registration Statement on August 28, 1996.

     **** Filed herewith.

Item 25.          Persons Controlled by or under Common Control with Registrant.

                  None.

Item 26.          Number of Holders of Securities.

                  As of July 31, 1998:

                  U.S. Treasury Money Market Fund                            333
                  Government Money Market Fund                               105
                  Prime Fund                                                   0
                  Aristata Equity Fund                                        18
                  Aristata Quality Bond Fund                                  11
                  Aristata Colorado Quality Tax-Exempt Fund                   14

Item 27.          Indemnification.

                  As permitted by Section 17(h) and (i) of the Investment Company Act of 1940 (the "1940 Act") and pursuant to Article X of the Registrant's Trust Instrument (Exhibit 1 to the Registration Statement), Section 7 of each Investment Advisory Agreement (Exhibits 5(a), 5(b), 5(c), 5(d) and 5(e) to this Registration Statement) and Sections 1.9 and 1.10 of the Distribution Agreement (Exhibit 6(a) to this Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

                  Section 7 of each Investment Advisory Contract and Section 1.9 of the Distribution Contract limit the liability of GE Investment Management, Inc., Tempest, Isenhart, Chafee, Lansdowne & Associates, Inc. and ALPS Mutual Funds Services, Inc., respectively, to liabilities arising from willful misfeasance, bad faith or gross negligence in the performance of their respective duties or from reckless disregard by them of their respective obligations and duties under the agreements.

                  The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust, By-Laws, Investment Advisory Contracts and Distribution Contract in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 28.          Business and Other Connections of Investment Advisers

                  With respect to all Funds, reference is made to "Management of the Trust" in the Prospectus for each such Fund forming Part A and "Management" in the Statement of Additional Information for such Funds forming Part B of this Registration Statement.

                  The list required by this Item 28 of officers and directors of GEIM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by GEIM pursuant to the Investment Advisers Act of 1940, as amended (SEC File No. 801-31947).

                  The list required by this Item 28 of officers and directors of Tempest, Isenhart, Chafee, Lansdowne & Assocs. ("Tempest"), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Tempest pursuant to the Investment Advisers Act of 1940, as amended (SEC File No. 801-11809-3).

Item 29.          Principal Underwriter


     (a) ALPS Mutual Funds Services, Inc. acts as Distributor/Underwriter for various other unrelated registered investment companies.

     (b)  Officers and Directors




Name and Principal      Positions and Offices with                Positions and Offices with
Business Address*       Registrant                                Underwriter
------------------      --------------------------                --------------------------

W. Robert Alexander     Chairman of the Board of                  Chairman and Chief Executive
                        Trustees and President                    Officer and Secretary

Arthur J. L. Lucey      None                                      President and Director

Thomas A. Carter        None                                      Chief Financial Officer


Edmund J. Burke         None                                      Executive Vice President
                                                                  and Director

James V. Hyatt          Secretary                                 General Counsel

Jeremy O. May           Assistant Treasurer                       Vice Presdent

William N. Paston       Vice President and Treasurer              Vice President

Rick A. Pederson        None                                      Director

Chris Woessner          None                                      Director

John Hannon             None                                      Director


----------------------
*All addresses are 370 Seventeenth Street, Suite 3100, Denver, Colorado 80202.

                  (c)        Not applicable.




Item 30.          Location of Accounts and Records

                  All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of ALPS Mutual Funds Services, Inc., General Electric Investment Management, Inc. and Tempest, Isenhart, Chafee, Lansdowne & Associates, Inc..

Item 31.          Management Services

                  Not applicable.

Item 32.          Undertakings.

                    (a) Registrant undertakes to call a meeting of shareholders for the purpose of voting upon the removal of a trustee if requested to do so by the holders of at least 10% of the Registrant's outstanding shares.

                    (b) Registrant undertakes to provide the support to shareholders specified in Section 16(c) of the 1940 Act as though that section applied to the Registrant.

                    (c) Registrant hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of Registrant's latest annual report upon request and without a charge.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Registrant has duly caused this Post-Effective Amendment No. 11 of its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, and State of Colorado, on August 28, 1998.


                                        FINANCIAL INVESTORS
                                        TRUST (Registrant)



                                        By: /s/  W. ROBERT ALEXANDER
                                           -------------------------------
                                             W. Robert Alexander
                                             Trustee and President


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                      Title                                 Date
---------                                      -----                                 -----


/s/  W. ROBERT ALEXANDER                       Trustee and                      August 28, 1998
------------------------                       President
W. Robert Alexander

/s/  WILLIAM PASTON                            Vice President and               August 28, 1998
------------------------                       Treasurer (Principal
William Paston                                 Financial Officer)


/s/  MARY K. ANSTINE*                          Trustee                          August 28, 1998
------------------------
Mary K. Anstine

/s/  EDWIN B. CROWDER*                         Trustee                          August 28, 1998
------------------------
Edwin B. Crowder

/s/  JOHN R. MORAN, JR*                        Trustee                          August 28, 1998
-----------------------
John R. Moran, Jr.



         * Signature affixed by James V. Hyatt pursuant to a Power of Attorney dated April 15, 1997 and filed with Post-Effective Amendment No. 7 to Registrant's Registration Statement on August 28, 1997.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                    EXHIBITS

                                       to

                                    FORM N-1A

                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                                       AND

                       THE INVESTMENT COMPANY ACT OF 1940

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            FINANCIAL INVESTORS TRUST

                                  EXHIBIT INDEX


      Exhibit
      Number        Document
      ------        --------
       27           Financial Data Schedules

       99.B10       Opinion and Consent of Davis, Graham & Stubbs LLP, counsel to Registrant.

       99.B11       Consent of Independent Public Accountants
